       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 2001
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             SOLECTRON CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                             3670                            94-2447045
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              777 GIBRALTAR DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 957-8500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 SUSAN S. WANG
                     SENIOR VICE PRESIDENT, CHIEF FINANCIAL
                        OFFICER AND CORPORATE SECRETARY
                             SOLECTRON CORPORATION
                              777 GIBRALTAR DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 957-8500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              STEVEN E. BOCHNER, ESQ.                             RAYMOND C. ZEMLIN, P.C.
             MICHAEL J. KENNEDY, ESQ.                             MATTHEW L. DANIEL, ESQ.
             MICHAEL S. RINGLER, ESQ.                               GOODWIN PROCTER LLP
              TORREY J. MILLER, ESQ.                                  EXCHANGE PLACE
         WILSON SONSINI GOODRICH & ROSATI                       BOSTON, MASSACHUSETTS 02109
             PROFESSIONAL CORPORATION                                 (617) 570-1000
                650 PAGE MILL ROAD
            PALO ALTO, CALIFORNIA 94303
                  (650) 493-9300

     Approximate date of commencement of proposed sale to the public: Upon consummation of the merger described herein.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ] ________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
    TITLE OF EACH CLASS OF                                 PROPOSED MAXIMUM        PROPOSED MAXIMUM
          SECURITIES                 AMOUNT TO BE         OFFERING PRICE PER      AGGREGATE OFFERING          AMOUNT OF
       TO BE REGISTERED             REGISTERED(1)              SHARE(2)                PRICE(2)            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001
  per share...................        2,960,000                 $15.78               $85,550,986               $21,388
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Based upon the estimated maximum number of shares of common stock, par value $0.001 per share, of the registrant that may be issued pursuant to the merger.

(2) Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended, and computed pursuant to Rules 457(f) and (c) under the Securities Act based on (i) $15.78, the average of the high and low per share prices of common stock, par value $0.01 per share, of Centennial Technologies, Inc. ("Centennial common stock") as reported on the Nasdaq National Market on February 23, 2001 and (ii) the maximum number of shares of Centennial common stock to be received by the registrant or canceled pursuant to the merger.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         CENTENNIAL TECHNOLOGIES, INC.
                                  7 LOPEZ ROAD
                        WILMINGTON, MASSACHUSETTS 01887

                                    -, 2001

Dear Stockholders:

    You are cordially invited to attend the special meeting of stockholders of Centennial Technologies, Inc. to be held at -, local time, on - at the offices of Goodwin Procter LLP, located at Exchange Place, Boston, Massachusetts 02109-2881. At the special meeting you will be asked to consider and vote upon a proposal to adopt and approve an Agreement and Plan of Merger and Reorganization, dated as of January 22, 2001, pursuant to which Centers Acquisition Corporation, a wholly owned subsidiary of Solectron Corporation, will be merged with and into Centennial and Centennial will become a wholly-owned subsidiary of Solectron.

    If the merger agreement is adopted and approved, and the merger is subsequently completed, each outstanding share of Centennial common stock will be converted into the right to receive Solectron common stock and each outstanding share of Centennial series B convertible preferred stock will be converted into the right to receive $80.00 in cash. The per share exchange ratio for Centennial common stock will be determined at the completion of the merger. The manner in which this exchange ratio will be calculated is described in this document. Based on the number of outstanding shares of Centennial common stock and options to purchase Centennial common stock on the date of this document, and assuming that all outstanding shares of Centennial series B convertible preferred stock are converted into Centennial common stock prior to the merger, each share of Centennial common stock would be exchanged for approximately 0.536 of a share of Solectron common stock. In the event that none of the outstanding shares of Centennial series B convertible preferred stock are converted into Centennial common stock prior to the completion of the merger, and assuming that the average closing price of Solectron common stock during the five trading day period ending on the trading day prior to the completion of the merger is $29.50 (i.e., the market price of Solectron common stock on the day prior to the date of this document), each share of Centennial common stock would be exchanged for approximately 0.569 of a share of Solectron common stock. These exchange ratios are estimates, however, and may change at the completion of the merger. You will receive cash, without interest, rather than a fractional share of Solectron common stock that you otherwise would be entitled to receive in the merger.

    Solectron common stock is traded on the New York Stock Exchange under the trading symbol "SLR," and on February 23, 2001, the closing price of Solectron common stock was $29.50 per share.

    Before we can complete the merger, at the special meeting of Centennial stockholders at which the merger agreement is considered and voted upon, the holders of a majority of the voting shares of Centennial, which consists of the Centennial common stock and series B convertible preferred stock voting together as a single class, must vote in favor of the adoption and approval of the merger agreement and approval of the merger. Each share of Centennial common stock is entitled to one vote on all matters to come before the special meeting and holders of Centennial's series B convertible preferred stock are entitled to one vote for each share of common stock which would be issuable upon conversion of the series B convertible preferred stock (currently 10 votes per share). Only stockholders who hold shares of Centennial common stock or series B convertible preferred stock at the close of business on -, 2001 will be entitled to vote at the special meeting.

    YOUR BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED THE TERMS AND CONDITIONS OF THE MERGER AND HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE, IN THE BEST INTERESTS OF OUR STOCKHOLDERS AND ON TERMS THAT ARE FAIR TO OUR STOCKHOLDERS. ACCORDINGLY, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. H.C. Wainwright & Co., Inc. provided your board of directors a written opinion dated January 18, 2001 to the effect that, as of that date, and based upon and subject to the matters stated in the opinion, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to the holders of Centennial common stock. H.C. Wainwright & Co., Inc.'s written opinion is attached to this document as Annex C, and you should read it carefully in its entirety.

    Following this letter you will find a formal notice of the special meeting and a document providing you with detailed information concerning the merger agreement, the merger, Centennial and Solectron. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 17 OF THIS DOCUMENT, INCLUDING THOSE RISK FACTORS THAT ARE INCORPORATED BY REFERENCE INTO THIS DOCUMENT. You may also obtain more information about Solectron and us from documents that each of us has filed with the Securities and Exchange Commission.

    To vote your shares, you may use the enclosed proxy card or attend the special meeting that will be held for this important vote.

    Thank you for your cooperation.

                                         Sincerely,

                                         /s/ L. MICHAEL HONE

                                         L. Michael Hone
                                         President and Chief Executive Officer

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER OR THE SHARES OF SOLECTRON COMMON STOCK TO BE ISSUED IN THE MERGER, OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    This document is dated -, 2001 and was first mailed to Centennial stockholders on or about -, 2001.

                         CENTENNIAL TECHNOLOGIES, INC.
                                  7 LOPEZ ROAD
                        WILMINGTON, MASSACHUSETTS 01887
                                 (978) 988-8848
                           -------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                             TO BE HELD ON -, 2001
                           -------------------------

To the Stockholders of Centennial Technologies, Inc.:

     A special meeting of stockholders of Centennial Technologies, Inc. will be held on -, 2001, at -, local time, at the offices of Goodwin Procter LLP, located at Exchange Place, Boston, Massachusetts 02109-2881, for the following purposes:

     1. To consider and vote on a proposal to adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2001, by and among Solectron Corporation, a Delaware corporation, Centers Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Solectron and Centennial Technologies, Inc., a Delaware corporation, a copy of which is attached as Annex A to this document, and to approve the merger contemplated by the merger agreement.

     2. To transact other business that may properly come before the special meeting and any adjournment or postponement of the special meeting.

     All stockholders are invited to attend the special meeting. Stockholders of record at the close of business on -, 2001, the record date fixed by the Board of Directors, are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Holders of common stock and series B convertible preferred stock (on the basis of one vote for each share of common stock which would be issuable upon conversion of the series B convertible preferred stock) as of the record date will have the right to vote on the above proposals. Currently, each share of series B convertible preferred stock is entitled to 10 votes. Adoption and approval of the merger agreement and approval of the merger require the affirmative vote of the holders of a majority of the issued and outstanding voting shares, consisting of Centennial common stock and series B convertible preferred stock, voting together as a single class.

     YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE SPECIAL MEETING AND YOUR COOPERATION WILL BE APPRECIATED. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THIS DOCUMENT BEFORE IT HAS BEEN VOTED AT THE SPECIAL MEETING. STOCKHOLDERS WHO ATTEND THE SPECIAL MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT THEIR PROXIES.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          LOGO
                                          Richard J. Pulsifer
                                          Vice President, Chief Financial
                                          Officer and Secretary

Wilmington, Massachusetts
-, 2001

     PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

                             ADDITIONAL INFORMATION

     This document incorporates important business and financial information about Solectron and Centennial from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain those documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

            Solectron Corporation                      Centennial Technologies, Inc.
             777 Gibraltar Drive                                7 Lopez Road
          Milpitas, California 95035                  Wilmington, Massachusetts 01887
                (408) 957-8500                                 (978) 988-8848

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, YOU MUST DO SO BY -, 2001 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

     For additional information regarding where you can find information about Solectron and Centennial, please see the section entitled "Where You Can Find Additional Information" beginning on page 98 of this document.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Questions and Answers About the Merger......................    1
Summary.....................................................    4
Solectron Summary Selected Consolidated Financial Data......   10
Centennial Summary Selected Consolidated Financial Data.....   11
Comparative Historical and Pro Forma Per Share Data.........   12
Comparative Per Share Market Price Data.....................   13
Cautionary Statements Regarding Forward-Looking Statements
  in this Document..........................................   15
Risk Factors................................................   17
  Risks Related to the Merger...............................   17
  Risks Related to Solectron................................   20
  Risks Related to Centennial...............................   27
The Special Meeting of Centennial Stockholders..............   33
  General...................................................   33
  Date, Time and Place......................................   33
  Purpose of the Special Meeting............................   33
  Record Date for the Special Meeting.......................   33
  Votes Required for Adoption and Approval of the Merger
     Agreement and Approval
     of the Merger..........................................   33
  Quorum, Abstentions and Broker Non-Votes..................   34
  Solicitation of Proxies and Expenses......................   35
  Voting of Proxies at the Special Meeting and Revocation of
     Proxies................................................   35
  Dissenter's Rights of Appraisal...........................   35
  Other Matters.............................................   36
  Recommendation of Centennial Board of Directors...........   36
The Merger and Related Transactions.........................   37
  Background of the Merger..................................   37
  Consideration of the Merger By Centennial's Board of
     Directors..............................................   42
     Centennial's Reasons for the Merger....................   42
     Recommendation of Centennial's Board of Directors......   44
     Opinion of Centennial's Financial Advisor..............   44
     Interests of Centennial's Directors and Officers in the
      Merger................................................   50
  Consideration of the Merger By Solectron's Board of
     Directors..............................................   52
  The Merger Agreement......................................   53
     Structure of the Merger................................   53
     Completion and Effectiveness of the Merger.............   53
     Conversion of Centennial Series B Convertible Preferred
      Stock in the Merger...................................   53
     Conversion of Centennial Common Stock in the Merger....   54
     Fractional Shares......................................   55
     Exchange of Centennial Stock Certificates for Solectron
      Stock Certificates....................................   55
     Centennial's Representations and Warranties............   55
     Solectron's Representations and Warranties.............   56
     Centennial's Conduct of Business Before Completion of
      the Merger............................................   57
     Solectron's Conduct of Business Before Completion of
      the Merger............................................   58
     Material Covenants.....................................   58
     Treatment of Centennial Stock Options..................   61
     Treatment of Rights under Centennial Employee Stock
      Purchase Plan.........................................   62
     Conditions to Completion of the Merger.................   62
     Termination of the Merger Agreement....................   63
     Payment of Termination Fee.............................   64

                                       (i)

                                                              PAGE
                                                              ----
     Extension, Waiver and Amendment of the Merger
      Agreement.............................................   65
     Definition of Material Adverse Effect..................   65
     Expenses...............................................   65
  Material United States Federal Income Tax Consequences of
     the Merger.............................................   66
  Accounting Treatment of the Merger........................   67
  Regulatory Filings and Approvals Required to Complete the
     Merger.................................................   67
  Restrictions on Sales of Solectron Common Stock by
     Affiliates of Centennial...............................   68
  Listing on the New York Stock Exchange of Solectron Common
     Stock to be Issued in the Merger.......................   68
  Delisting and Deregistration of Centennial Common Stock
     After the Merger.......................................   68
  Dissenters' Rights of Appraisal...........................   68
  Other Material Agreements Relating to the Merger..........   68
  Operations After the Merger...............................   69
Information About Centennial................................   70
  Industry Overview.........................................   70
  Business Strategy.........................................   71
  Centennial Products, Technology and Developments..........   72
  Sales and Marketing.......................................   73
  Engineering and Product Development.......................   74
  Competition...............................................   74
  Raw Materials and Product Components......................   75
  Employees.................................................   75
  Properties................................................   75
  Legal Proceedings.........................................   75
  Quantitative and Qualitative Disclosure About Market
     Risk...................................................   77
Centennial Selected Consolidated Financial Data.............   78
Centennial Management's Discussion and Analysis of Financial
  Condition and Results of Operations of Centennial.........   79
  Overview..................................................   79
     General................................................   79
     Acquisition of the Flash Memory Card Business of Intel
      Corporation...........................................   79
  Results of Operations.....................................   80
  Nine Months Ended December 23, 2000 and December 25,
     1999...................................................   80
  Twelve Months Ended March 25, 2000 and March 31, 1999.....   82
  Twelve Months Ended March 31, 1999 and March 31, 1998.....   84
  Quarterly Results of Operations...........................   86
  Liquidity and Capital Resources...........................   86
Comparison of Rights of Holders of Centennial Common Stock
  and Series B Convertible Preferred Stock and Solectron
  Common Stock..............................................   90
Legal Matters...............................................   97
Experts.....................................................   97
Stockholder Proposals.......................................   97
Where You Can Find Additional Information...................   98
Financial Statements of Centennial Technologies, Inc........  F-1
Annexes:
A -- Agreement and Plan of Merger and Reorganization........  A-1
B -- Form of Voting Agreement...............................  B-1
C -- Opinion of H.C. Wainwright & Co., Inc..................  C-1

                                      (ii)

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHY ARE SOLECTRON AND CENTENNIAL PROPOSING TO MERGE? (SEE PAGES 42 AND 52)

A: Solectron is accelerating its move into the PC card industry, including flash memory products, and Centennial focuses on the design, manufacture and marketing of PC cards using flash memory technology. Centennial and Solectron each believe that the combination of the two companies will enable the combined company to realize a stronger position in the growing PC card and flash memory products market for data storage. Centennial and Solectron each believe that greater stockholder value can be achieved through a combined company with additional resources, products, services, customer and supplier relationships and technology. Centennial also believes that, given Solectron's historical revenue growth and greater stock liquidity, Centennial stockholders may achieve greater possible returns through participation in the potential future growth in value of the combined company. Finally, Centennial believes that the significant premium provided by the exchange ratio set forth in the merger agreement over the existing market price of Centennial common stock at the time the merger agreement was approved by the Centennial board of directors will permit greater returns to Centennial stockholders.

Q:  WHAT WILL I RECEIVE IN THE MERGER? (SEE PAGE 53)

A: Each outstanding share of Centennial common stock will be converted into the right to receive Solectron common stock and each outstanding share of Centennial series B convertible preferred stock will be converted into the right to receive $80.00 in cash. The per share exchange ratio for Centennial common stock will be determined at the completion of the merger. The manner in which this exchange ratio will be calculated is described in this document. Based on the number of outstanding shares of Centennial common stock and options to purchase Centennial common stock on the date of this document, and assuming that all outstanding shares of Centennial series B convertible preferred stock are converted into Centennial common stock prior to the merger, each share of Centennial common stock would be exchanged for approximately 0.536 of a share of Solectron common stock. In the event that none of the outstanding shares of Centennial series B convertible preferred stock are converted into Centennial common stock prior to the completion of the merger, and assuming that the average closing price of Solectron common stock during the five trading day period ending on the trading day prior to the completion of the merger is $29.50 (i.e., the market price of Solectron common stock on the day prior to the date of this document), each share of Centennial common stock would be exchanged for approximately 0.569 of a share of Solectron common stock. These exchange ratios are estimates, however, and may change at the completion of the merger. Solectron will not issue fractional shares in connection with the merger. You will receive cash, without interest, rather than a fractional share of Solectron common stock that you would otherwise be entitled to receive in the merger.

Q: HOW WILL THE MERGER AFFECT OPTIONS TO ACQUIRE CENTENNIAL COMMON STOCK? (SEE PAGE 61)

A: Options to purchase shares of Centennial common stock will be assumed by Solectron and become exercisable to purchase shares of Solectron common stock after completion of the merger. The number of shares issuable upon the exercise of these options, and their applicable exercise prices, will be adjusted using the exchange ratio applicable to shares of Centennial common stock in connection with the merger.

Q: WILL CENTENNIAL STOCKHOLDERS BE ABLE TO TRADE THE SOLECTRON COMMON STOCK THAT THEY RECEIVE IN THE MERGER? (SEE PAGE 68)

A: Yes. The Solectron common stock will be listed on the New York Stock Exchange under the symbol "SLR." Persons who are deemed to be an affiliate of Centennial prior to the completion of the merger, however, must comply with Rule 145 under the Securities Act of 1933 if they wish to sell or otherwise transfer the shares of Solectron common stock they receive in the merger.

Q:  WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We will complete the merger when all of the conditions to completion of the merger contained in the merger agreement have been satisfied or waived. We are working toward satisfying these conditions and completing the merger as quickly as possible. We currently plan to complete the merger during the second calendar quarter of 2001. However, because the merger is subject to governmental and regulatory approvals and other conditions, some of which are beyond our control, we cannot predict the exact timing.

Q:  WHAT HAPPENS IF THE MERGER IS NOT COMPLETED? (SEE PAGE 64)

A: If the merger is not completed, each of Centennial and Solectron will continue as independent companies. In addition, under the terms of the merger agreement Centennial may be required to pay a termination fee of $4,825,000 to Solectron if the merger is not completed for the reasons discussed in more detail in this document.

Q:  HOW DO I VOTE ON THE MERGER? (SEE PAGE 35)

A: First, please review the information contained or incorporated by reference in this document, including the annexes. It contains important information about Centennial and Solectron. It also contains important information about what the boards of directors of Centennial and Solectron considered in evaluating the merger. Next, complete and sign the enclosed proxy card, and then mail it in the enclosed return envelope as soon as possible so that your shares can be voted at the special meeting of Centennial stockholders at which the merger agreement and the merger will be presented and voted upon. You may also attend the special meeting in person and vote at the special meeting instead of submitting a proxy.

Q:  WHAT HAPPENS IF I DON'T INDICATE HOW TO VOTE MY PROXY? (SEE PAGE 35)

A: If you sign and send in your proxy, but do not include instructions on how to vote your properly signed proxy card, your shares will be voted FOR adoption and approval of the merger agreement and approval of the merger.

Q:  WHAT HAPPENS IF I DON'T RETURN A PROXY CARD? (SEE PAGE 34)

A: Not returning your proxy card will have the same effect as voting against adoption and approval of the merger agreement and against approval of the merger.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD? (SEE PAGE 35)

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting of Centennial stockholders at which the merger agreement and merger will be presented and voted upon. You can do this in one of three ways:

     - first, you can send a written notice to the Secretary of Centennial stating that you would like to revoke your proxy;

     - second, you can complete and submit a later-dated proxy card; or

     - third, you can attend the special meeting and vote in person. Your attendance at the special meeting alone will not revoke your proxy. You must also vote at the special meeting in order to revoke your previously submitted proxy.

     You should send any notice of revocation or your completed new proxy card, as the case may be, to Centennial at the following address:

          Centennial Technologies, Inc.
          c/o ADP
          51 Mercedes Way
          Edgewood, NY 11717
          Attn: Proxy Services

Q:  CAN I VOTE BY TELEPHONE OR ELECTRONICALLY?

A: If you are a registered stockholder (that is, if you hold your stock in certificate form), you may vote by telephone, or electronically through the internet, by following the instructions included with your proxy card.

    If your shares are held in "street name," please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically.

    The deadline for voting by telephone or electronically is - on -.

Q: IF MY BROKER HOLDS MY SHARES IN "STREET NAME," WILL MY BROKER VOTE MY SHARES FOR ME? (SEE PAGE 35)

A: No. Your broker will not be able to vote your shares without instructions from you. If you do not provide your broker with voting instructions, your shares may be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of adoption and approval of the merger agreement or approval of the merger and therefore will have the effect of a vote against the merger agreement and the merger. If you have instructed a broker to vote your shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Q:  SHOULD I SEND MY STOCK CERTIFICATES NOW? (SEE PAGE 55)

A: No. If the merger is completed, we will send you written instructions for exchanging your Centennial stock certificates for Solectron stock certificates. In the meantime, you should retain your certificates as the Centennial stock certificates are still valid. Please do not send in your stock certificates with your proxy.

Q:  AM I ENTITLED TO APPRAISAL RIGHTS? (SEE PAGE 35)

A: No. Under applicable law, you are not entitled to dissenters or appraisal rights in connection with the merger.

Q:  ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE
    MERGER?

A: Yes. In the section entitled "Risk Factors" beginning on page 17 of this document, we have described a number of risk factors that you should consider in connection with the merger.

Q:  WHO CAN HELP ANSWER MY QUESTIONS ABOUT THE MERGER?

A: You may call Richard J. Pulsifer, the Secretary of Centennial, at (978) 988-8848, with any questions you may have about the merger.

                                    SUMMARY

     The following is a summary of the information contained in this document. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to for a more complete understanding of the merger and related transactions. In particular, you should read the annexes attached to this document, including the merger agreement and the form of voting agreement, which are attached to this document as Annexes A and B, respectively. In addition, Solectron and Centennial incorporate by reference into this document important business and financial information. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where You Can Find Additional Information" beginning on page 98 of this document.

PARTIES TO THE MERGER

                             SOLECTRON CORPORATION
                              777 Gibraltar Drive
                           Milpitas, California 95035
                                 (408) 957-8500
                               www.solectron.com

     Solectron provides electronics manufacturing services to original equipment manufacturers (OEMs) who design and sell networking equipment, mobile and land-based telecommunications equipment, computing equipment, including workstations, notebooks, desktops and peripherals, and other electronic equipment. These companies contract with Solectron to build their products for them or to obtain other related services from Solectron. Solectron furnishes integrated supply-chain solutions that span the entire product life-cycle from technology solutions, to manufacturing and operations, to global services. Solectron's range of services includes advanced building block design solutions, product design and manufacturing, new product introduction management, materials purchasing and management, prototyping, printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment), system assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality), distribution, product repair and warranty services.

     Solectron has manufacturing facilities in the Americas, Europe and Asia/Pacific. Solectron was originally incorporated in California in August 1977. In February 1997, Solectron was reincorporated in Delaware.

     Centers Acquisition Corporation is a newly formed Delaware corporation and a wholly-owned subsidiary of Solectron. Centers was formed solely to effect the merger and has not conducted any business during any period of its existence.

                         CENTENNIAL TECHNOLOGIES, INC.
                                  7 Lopez Road
                        Wilmington, Massachusetts 01887
                                 (978) 988-8848
                               www.cent-tech.com

     Centennial and its subsidiaries focus on the design, manufacture and marketing of PC cards for industrial and commercial purposes. Centennial's main customers typically are OEMs and value added resellers. A wide range of markets for Centennial's products exists, including the following:

     - Communications -- network routers, base stations for wireless telephones and code and data storage for local area networks;

     - Transportation -- navigation/global positioning systems and vehicle diagnostic tests;

     - Mobile Computing and Office Automation -- hand-held data collection terminals, notebook computers and personal digital assistants;

     - Medical -- blood gas analysis systems, defibrillators, hand-held glucometers and holter devices; and

     - Consumer OEM -- sewing machines and digital cameras.

     A sample of the more than 250 OEMs that use Centennial's products are Compaq Computer; Nortel Networks; Lucent Technologies; 3Com; Cisco Systems; Solectron; Jabil Circuit; Symbol Technologies; Intermec Technologies; and United Parcel Service.

     In 1987, Centennial began operations and focused on developing and commercializing font cartridges for laser printers. In 1992, Centennial began to design, manufacture and market cards that met the specifications agreed upon by the Personal Computer Memory Card International

Association. These cards have become universally known as PC cards. Thereafter, Centennial gradually de-emphasized and ceased the marketing and sales of font cartridges and began to focus on the growing PC card market for data storage. In 1994, Centennial re-incorporated in Delaware.

     For purposes of this document, all references to Centennial's "fiscal 2000," "fiscal 1999" and "fiscal 1998" relate to the fiscal years of Centennial ending March 25, 2000, March 31, 1999 and March 31, 1998, respectively. Centennial's fiscal year was changed in the year ended March 25, 2000 to a 52/53 week and now ends on the last Saturday of March. For ease of presentation, March 31 has been utilized for all financial statement captions for the fiscal year ended March 25, 2000. Also, for ease of presentation, December 23 has been utilized for all financial statement captions for the nine months ended December 25, 1999. All references to "fiscal 1997" relate to the fiscal year ended March 31, 1997 following Centennial's change of fiscal year from June 30 to March 31 and all references to "fiscal 1996" relate to the fiscal year ended June 30, 1996.

     On July 20, 1999, Centennial's stockholders approved a one-for-eight reverse stock split of Centennial common stock. This reverse stock split became effective on July 23, 1999. In this document, all per share amounts and numbers of shares have been restated to reflect this reverse stock split.

VOTING REQUIREMENTS FOR THE MERGER (SEE PAGE 33)

     In order to complete the merger, the holders of a majority of the outstanding shares of Centennial common stock and series B convertible preferred stock as of the record date, voting together as a single class, must vote to adopt and approve the merger agreement and approve the merger. Each share of Centennial common stock will be entitled to one vote per share and each share of series B convertible preferred stock will be entitled to 10 votes per share. As a result, you will be entitled to cast one vote per share of Centennial common stock and 10 votes per share of Centennial series B convertible preferred stock you owned as of -, 2001, the record date for the Centennial special meeting at which the merger agreement and the merger will be presented and voted upon.

     Solectron stockholders are not required to vote on the merger agreement or the merger.

SHARE OWNERSHIP OF MANAGEMENT (SEE PAGE 33)

     As of the close of business on the record date for the special meeting of Centennial stockholders at which the merger agreement and the merger will be presented and voted upon, directors and executive officers of Centennial (and their respective affiliates) collectively owned approximately 2.3% of the outstanding shares of Centennial common stock entitled to vote at the special meeting on the merger agreement and the merger, or approximately 1.9% of the voting shares of Centennial entitled to vote at the special meeting on the merger agreement and the merger. This does not include 1,173,962 shares of Centennial common stock issuable upon the exercise of presently exercisable options which these directors and officers beneficially own. If all of these stock options had been exercised prior to the record date for the special meeting, the directors and executive officers of Centennial (and their respective affiliates) would collectively own approximately 27.5% of the outstanding shares of Centennial common stock entitled to vote at the special meeting, or approximately 24.3% of the voting shares of Centennial. All of these directors and executive officers have entered into voting agreements with Solectron under which they have agreed, among other things, to vote their shares of Centennial common stock in favor of adoption and approval of the merger agreement and approval of the merger.

CENTENNIAL'S REASONS FOR THE MERGER (SEE PAGE 42)

     Centennial's board of directors consulted with senior management and Centennial's financial and legal advisors and considered a number of factors, including those set forth below, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, and to recommend that Centennial's stockholders vote FOR adoption and approval of the merger agreement and approval of the merger.

     - the relative value of the consideration to be received by Centennial stockholders compared to the historical and recent market prices of Centennial common stock;

     - the fairness opinion of Centennial's financial advisor, H.C. Wainwright & Co., Inc.;

     - Centennial's prospects of remaining independent;

     - the possible effect of the merger on its employees, customers and current facility;

     - the ability of Centennial to respond to a superior acquisition proposal from a third party, in some circumstances, subject to the possible payment of a termination fee;

     - the limited nature of the closing conditions included in the merger agreement; and

     - the relative liquidity of Solectron common stock compared to Centennial common stock.

     The foregoing discussion of the information and factors considered by Centennial's board of directors, while not exhaustive, includes the material factors considered by the Centennial board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, Centennial's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight or values to any of these factors, and individual directors may have given different weights to different factors.

RECOMMENDATION OF CENTENNIAL'S BOARD OF DIRECTORS (SEE PAGE 44)

     After careful consideration, Centennial's board of directors unanimously determined that the merger is advisable, in the best interests of Centennial stockholders and on terms that are fair to the stockholders of Centennial. Accordingly, Centennial's board of directors unanimously approved the merger agreement and the merger and recommends that you vote FOR adoption and approval of the merger agreement and approval of the merger.

OPINION OF CENTENNIAL'S FINANCIAL ADVISOR (SEE PAGE 44)

     In deciding to approve the merger, the Centennial board of directors considered an opinion from its financial advisor, H.C. Wainwright & Co., Inc. On January 18, 2001, H.C. Wainwright & Co., Inc. delivered its oral opinion, subsequently confirmed in writing, to the board of directors of Centennial that, as of the date of such opinion, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to the holders of Centennial common stock.
     The full text of the H.C. Wainwright written opinion is attached to this document as Annex C. We encourage you to read the opinion carefully. The opinion of H.C. Wainwright does not constitute a recommendation as to how any holder of Centennial common stock or preferred stock should vote with respect to the merger agreement and the merger.

INTERESTS OF CENTENNIAL DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (SEE PAGE
50)

     Some of Centennial's directors and executive officers have interests in the merger that are different from, or in addition to, those of Centennial stockholders generally. Those interests include interests in Centennial stock options, employment, severance, benefits and retention agreements. Furthermore, the merger agreement provides directors and executive officers of Centennial with continuing indemnification rights. Centennial's board of directors was aware of these interests and considered them, among other matters, when it approved the merger agreement and the merger.

STRUCTURE AND EFFECTS OF THE MERGER (SEE PAGE 53)

     At the completion of the merger, Centers will merge with and into Centennial and Centennial will survive as a wholly-owned subsidiary of Solectron.

     As a result of the merger, each outstanding share of Centennial common stock will be converted into the right to receive Solectron common stock and each outstanding share of Centennial series B convertible preferred stock will be converted into the right to receive $80.00 in cash (or $4.8 million in the aggregate in exchange for all series B convertible preferred stock outstanding on the date of this document). The per share exchange ratio for Centennial common stock will be determined at the completion of the merger. For a more detailed description of how the actual exchange ratio for Centennial common stock will be calculated at completion of the merger, see the section entitled "The Merger and Related Transactions -- The Merger Agreement -- Conversion of Centennial Common Stock in the Merger" beginning on page 54 of this document. Based on the number of outstanding shares of Centennial common stock and options to purchase Centennial common stock on the date of this document, and assuming that all outstanding shares of Centennial series B convertible preferred stock are converted into Centennial common stock prior to the merger, each share of Centennial common stock would be exchanged for approximately 0.536 of a share of Solectron common stock. In the event that none of the outstanding shares of Centennial series B convertible preferred stock are converted into Centennial common stock prior to the completion of the merger, and assuming that the average closing price of Solectron common stock during the five trading day period ending on the trading day prior to the completion of the merger is $29.50 (i.e., the market price of Solectron common stock on the day prior to the date of this document), each share of Centennial common stock would be exchanged for approximately 0.569 of a share of Solectron common stock. These exchange ratios are estimates, however, and may change at the completion of the merger.

     At the completion of the merger, former holders of Centennial common stock will hold shares of Solectron common stock. As a result, the rights of these holders following the merger will be governed by Solectron's certificate of incorporation and bylaws, rather than Centennial's certificate of incorporation and bylaws.

     Each option to purchase shares of Centennial stock outstanding immediately prior to the merger, whether vested or unvested, will be converted into an option to purchase Solectron common stock. Solectron will adjust the number of shares issuable upon the exercise of all assumed Centennial options, and the exercise prices of all assumed Centennial options, based upon the exchange ratio for Centennial common stock used in the merger.

COMPLETION AND EFFECTIVENESS OF THE MERGER (SEE PAGE 53)

     We will complete the merger when all of the conditions to completion of the merger contained in the merger agreement have been satisfied or waived. The merger will become effective upon the filing of a certificate of merger with the State of Delaware. Centennial and Solectron expect to file the certificate of merger shortly following the special meeting of Centennial stockholders at which the merger agreement and the merger will be presented and voted upon.

     We are working toward satisfying these conditions and completing the merger as quickly as possible. We currently plan to complete the merger during the second calendar quarter of 2001. However, because the merger is subject to governmental and regulatory approvals and other conditions, some of which are beyond our control, we cannot predict the exact timing.

CENTENNIAL PROHIBITED FROM SOLICITING OTHER OFFERS (SEE PAGE 58)

     Centennial has agreed that, while the merger is pending, it will not initiate or, subject to some limited exceptions, engage in discussions with any third parties regarding some types of extraordinary transactions, such as a merger, business combination or sale of a material amount of assets or capital stock.

CONDITIONS TO COMPLETION OF THE MERGER (SEE PAGE 62)

     Completion of the merger is subject to the satisfaction of a number of conditions, including:

     - adoption and approval of the merger agreement and approval of the merger by the holders of a majority of the outstanding Centennial common stock and series B convertible preferred stock, voting together as a single class;

     - expiration or termination of applicable waiting periods under applicable antitrust laws;

     - the absence of any law, injunction or order preventing the completion of the merger;

     - the continuing accuracy of the representations and warranties of Solectron and Centennial contained in the merger agreement (except to the extent that any inaccuracies would not constitute a material adverse effect on the applicable company);

     - the absence of any material adverse effect on the respective businesses of Solectron and Centennial; and

     - receipt of opinions of tax counsel that the merger will qualify as a tax-free reorganization.

     Some of the conditions to completion of the merger may be waived by the company entitled to assert the condition.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 63)

     Centennial and Solectron may mutually agree to terminate the merger agreement without completing the merger. In addition, either Centennial or Solectron may terminate the merger agreement under any of the following circumstances:

     - if Solectron and Centennial do not complete the merger by April 30, 2001 (or June 30, 2001 if the registration statement of which this document forms a part has been reviewed by the Securities and Exchange Commission);

     - if a court or other governmental authority issues a final order prohibiting the merger and such order is not appealable;

     - if the Centennial stockholders do not adopt and approve the merger agreement and approve the merger;

     - if the conditions to completion of the merger would not be satisfied because of a material breach by the other company of any of its covenants or other agreements contained in the merger agreement; or

     - if the conditions to completion of the merger would not be satisfied because a representation or warranty of the other company contained in the merger agreement becomes untrue in a way that constitutes a material adverse effect on that company.

     Solectron may also terminate the merger agreement under any of the following circumstances:

     - if Centennial breaches the provisions of the merger agreement that prohibit Centennial from initiating or, subject to some limited exceptions, engaging in discussions with third parties regarding some types of extraordinary transactions, such as a merger, business combination or sale of a material amount of assets or capital stock;

     - if Centennial's board of directors withdraws or changes in a manner adverse to Solectron its unanimous recommendation in favor of the adoption and approval of the merger agreement and approval of the merger;

     - if Centennial's board of directors approves or recommends some types of extraordinary transactions with a third party, such as a merger, business combination or sale of a material amount of assets or capital stock;

     - if Centennial enters into any letter of intent or other agreement with a third party regarding some types of extraordinary transactions, such as a merger, business combination or sale of a material amount of assets or capital stock; or

     - if a third party unaffiliated with Solectron undertakes a tender or exchange offer relating to the securities of Centennial, and Centennial does not recommend that its stockholders reject the offer within 10 business days after the offer is first made.

PAYMENT OF TERMINATION FEE (SEE PAGE 64)

     Centennial must pay Solectron a fee of $4,825,000 in cash if the merger agreement is terminated under some circumstances.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE
66)

     In general, Centennial common stockholders will not recognize gain or loss for United States federal income tax purposes in connection with the merger, except for taxes payable in respect of cash received instead of fractional shares. It is a condition to the merger that Solectron and Centennial receive legal opinions from their respective legal counsel stating that the merger will be treated as a tax-free reorganization under the Internal Revenue Code.

     If a holder of Centennial's series B convertible preferred stock does not convert its Centennial preferred stock into Centennial common stock prior to the completion of the merger, that holder will recognize taxable gain or loss with respect to each share of Centennial series B convertible preferred stock surrendered in connection with the merger equal to the difference between its basis in those shares and the $80.00 in cash paid to the holder with respect to each share.

     You should carefully read the discussion under "The Merger and Related Transactions -- Material United States Federal Income Tax Consequences of the Merger" beginning on page 66 of this document for a more detailed description of the tax consequences of the merger.

IN ADDITION, YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR BECAUSE TAX MATTERS CAN BE COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND UPON YOUR OWN SITUATION.

ACCOUNTING TREATMENT OF THE MERGER (SEE PAGE 67)

     Solectron intends to account for the merger as a purchase.

REGULATORY APPROVALS REQUIRED TO COMPLETE THE MERGER (SEE PAGE 67)

     The merger is subject to United States and some foreign antitrust laws. Centennial and Solectron have made required filings under applicable United States antitrust laws with the Department of Justice and the Federal Trade Commission, and received early termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act on February 13, 2001. Each of Centennial and Solectron also intend to make some additional required filings under applicable foreign antitrust laws. Centennial and Solectron are not permitted to complete the merger until all material foreign antitrust approvals that may be required in connection with the merger have been obtained. A governmental authority or any private person may challenge the merger on antitrust grounds at any time before the merger is completed.

RESTRICTIONS ON THE ABILITY TO SELL SOLECTRON COMMON STOCK RECEIVED IN THE MERGER (SEE PAGE 68)

     All shares of Solectron common stock that you receive in connection with the merger will be freely transferable unless you are deemed to be an affiliate of Centennial prior to the completion of the merger under the Securities Act of 1933. Shares of Solectron common stock received by Centennial's affiliates in the merger may only be sold in compliance with Rule 145 under the Securities Act of 1933.

LISTING OF SOLECTRON COMMON STOCK (SEE PAGE 68)

     The shares of Solectron common stock issued in connection with the merger will be listed on the New York Stock Exchange.

             SOLECTRON SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

     The following consolidated statement of income data for each of the three fiscal years ended August 31, 2000 and the consolidated balance sheet data as of August 31, 2000 and 1999 set forth below, are derived from the audited consolidated financial statements included in Solectron's Form 10-K for the year ended August 31, 2000. The consolidated statement of income data for each of the two fiscal years ended August 31, 1997 and the consolidated balance sheet data as of August 31, 1998, 1997 and 1996 are derived from the unaudited selected financial data included in Solectron's Form 10-K for the year ended August 31, 2000. The following information should be read in conjunction with Solectron's historical consolidated financial statements, and the related notes thereto, included in Solectron's Form 10-K for the year ended August 31, 2000 and incorporated by reference herein.

     When you read the following summary historical data, it is important that you read it along with the historical consolidated financial statements and related notes in Solectron's Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended August 31, 2000 filed with the Securities and Exchange Commission and incorporated by reference into this document, as well as the section of Solectron's Annual Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                      THREE MONTHS ENDED
                                          FISCAL YEAR ENDED AUGUST 31,                   NOVEMBER 30,
                              -----------------------------------------------------   -------------------
                                2000        1999       1998       1997       1996       2000       1999
                              ---------   --------   --------   --------   --------   --------   --------
                                                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net Sales...................  $14,137.5   $9,669.2   $6,102.2   $4,408.5   $3,231.8   $5,695.5   $2,834.6
Operating Income............      704.2      516.1      368.6      303.2      213.6      276.4      155.3
Income before income taxes
  and cumulative effect of
  change in accounting
  principle.................      739.5      514.5      375.5      307.5      213.2      280.3      166.7
Net income..................      497.2      350.3      251.3      203.7      139.6      190.6      109.8
Basic net income per
  share(1)..................       0.83       0.65       0.49       0.42       0.31       0.31       0.18
Diluted net income per
  share(1)..................       0.80       0.61       0.47       0.40       0.30       0.29       0.17

                                               AS OF AUGUST 31,                       AS OF NOVEMBER 30,
                             -----------------------------------------------------   --------------------
                               2000        1999       1998       1997       1996       2000        1999
                             ---------   --------   --------   --------   --------   ---------   --------
                                                            (IN MILLIONS)
Working capital............  $ 5,411.4   $3,162.7   $1,278.1   $1,137.5   $  860.9   $ 8,125.6   $3,236.8
Total assets...............   10,375.6    5,420.5    2,843.7    2,209.9    1,627.9    14,026.5    5,827.3
Long-term debt.............    3,319.5      922.7      386.8      386.2      388.3     4,893.9      943.9
Stockholders' equity.......    3,802.1    3,166.9    1,475.4    1,150.2      787.8     5,151.3    3,265.6

-------------------------
(1) All net income per share amounts have been adjusted to reflect stock splits to date.

            CENTENNIAL SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

     The table below presents summary selected historical consolidated financial data of Centennial. When you read this summary historical financial data, it is important that you read it along with the historical consolidated financial statements and related notes included in this document beginning on page F-1, as well as the section entitled "Centennial Management's Discussion and Analysis of Financial Condition and Results of Operations of Centennial" beginning on page 79 of this document. The summary selected historical consolidated financial data of Centennial as of December 23, 1999, March 31, 1998 and 1997 and June 30, 1996, and the years ended March 31, 1997 and June 30, 1996 and for the nine months ended March 31, 1997 and 1996 have been derived from consolidated financial statements not included herein. Operating results for the nine months ended December 23, 2000, are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 31, 2001.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA (IN MILLIONS, EXCEPT PER SHARE AMOUNTS):

                                                                 NINE MONTHS                  NINE MONTHS
                                                                    ENDED           YEAR         ENDED
                                  YEARS ENDED MARCH 31,           MARCH 31,        ENDED     DECEMBER 23,
                             -------------------------------   ----------------   JUNE 30,   -------------
                             2000    1999     1998     1997     1997      1996      1996     2000    1999
                             -----   -----   ------   ------   -------   ------   --------   -----   -----
Net sales..................  $35.6   $27.6   $ 28.3   $ 39.9   $  28.3   $ 21.8    $ 33.4    $58.4   $22.9
Operating income (loss)....    2.0     1.8     (6.2)    (3.1)     (4.6)    (3.1)     (1.6)    14.0     1.6
Income (loss) before income
  taxes....................    2.8     2.9    (22.6)   (42.7)    (41.8)    (3.3)     (4.3)    12.3     2.4
Net income (loss)..........    2.7     2.8    (22.6)   (42.7)    (41.8)    (3.3)     (4.3)    11.5     2.4
Basic net income (loss) per
  share....................   0.83    0.97    (9.80)  (19.90)   (19.24)   (2.10)    (2.51)    3.55    0.76
Diluted net income (loss)
  per share................   0.76    0.96    (9.80)  (19.90)   (19.24)   (2.10)    (2.51)    2.52    0.75

CONSOLIDATED BALANCE SHEET DATA (IN MILLIONS):

                                                                                            AS OF
                                            AS OF MARCH 31,            AS OF JUNE 30,    DECEMBER 23,
                                    --------------------------------   --------------   --------------
                                    2000     1999     1998     1997         1996        2000     1999
                                    -----    -----    -----    -----   --------------   -----   ------
Working capital...................  $11.3    $ 7.4    $ 3.4    $ 4.6       $28.2        $24.8   $  9.4
Total assets......................   30.4     19.0     17.1     52.1        41.1         39.4     22.0
Stockholders' equity..............   15.9     11.7      8.9     29.4        31.9         27.8     13.5

              COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

    The following tables set forth certain historical per share data of Solectron and Centennial and combined per share data on an unaudited pro forma basis after giving effect to the merger using the purchase method of accounting, and assuming that all of the Centennial series B convertible preferred stock is converted into Centennial common stock and that 0.536 shares of Solectron common stock are issued in exchange for each share of Centennial common stock in connection with the merger. The actual exchange ratio for Centennial common stock in the merger may be different than this assumed exchange ratio. The following data should be read in conjunction with the separate historical consolidated financial statements of Solectron incorporated by reference into this document and the historical consolidated financial statements of Centennial included in this document. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the merger been completed as of the beginning of the earliest period presented and should not be taken as representative of future operations. The results may have been different if the companies had always been consolidated. All per share information has been restated, as applicable, for stock splits, as discussed in each entity's respective consolidated financial statements and notes thereto. In addition, Solectron's per share information represents diluted earnings per share computed in accordance with SFAS No. 128, "Earnings Per Share", for all periods presented. No cash dividends have ever been declared or paid on Solectron or Centennial common stock.

                                                              SOLECTRON
                                                              ---------
NET INCOME PER SHARE (DILUTED):
  Year ended August 31, 2000................................    $0.80
  Three months ended November 30, 2000......................    $0.29
BOOK VALUE PER SHARE(1):
  August 31, 2000...........................................    $6.28
  November 30, 2000.........................................    $8.03

                                                              CENTENNIAL
                                                              ----------
NET INCOME PER SHARE (DILUTED):
  Year ended March 31, 2000.................................    $0.76
  Nine months ended December 23, 2000.......................    $2.52
BOOK VALUE PER SHARE(1):
  March 31, 2000............................................    $4.99
  December 23, 2000.........................................    $8.51

                                                           SOLECTRON         CENTENNIAL EQUIVALENT
                                                       PRO FORMA COMBINED    PRO FORMA COMBINED(2)
                                                       ------------------    ---------------------
NET INCOME PER SHARE (DILUTED)(3):
  Year ended August 31, 2000.........................        $0.80                   $0.43
  Three months ended November 30, 2000...............        $0.29                   $0.16
BOOK VALUE PER SHARE(1):
  August 31, 2000....................................        $6.40                   $3.43
  November 30, 2000..................................        $8.14                   $4.36

-------------------------
(1) Historical book value per share is computed by dividing stockholders' equity by the number of shares of Solectron or Centennial common stock outstanding at the end of each period. Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of Solectron common stock outstanding at the end of each period. Pro forma stockholders' equity is computed using the estimated purchase price of $84 million which is based on the average closing price of Solectron's common stock during the five trading day period ended February 22, 2001, or $31.97 per share.

(2) The Centennial equivalent pro forma combined per share amounts are calculated by multiplying Solectron combined pro forma share amounts by the assumed exchange ratio for Centennial common stock in the merger (i.e., 0.536).

(3) Solectron's pro forma combined net income per share for the year ended August 31, 2000 combines Solectron's net income for the fiscal year ended August 31, 2000 and Centennial's net income for the twelve months ended September 23, 2000. Solectron's pro forma combined net income per share for the three months ended November 30, 2000 combines Solectron's net income for the three month period ended November 30, 2000 and Centennial's net income for the three months ended December 23, 2000.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

     Centennial common stock is traded on the Nasdaq National Market under the symbol "CENL." Solectron common stock is traded on the New York Stock Exchange under the symbol "SLR."

     The following table shows the high and low sale prices per share of Centennial common stock for each of its two most recent fiscal years and the fiscal quarters during its current fiscal year. From March 1997 until May 1998, Centennial common stock was traded on the "pink sheets," and from May 1998 until November 29, 2000, was traded on the Over-the-Counter Electronic Bulletin Board. Centennial common stock has been listed on the Nasdaq National Market since November 30, 2000. For the periods prior to being listed on the Nasdaq National Market, the information provided in the chart was based on information reported by certain internet-based bulletin board services purporting to monitor trading activities. Centennial is not able to verify the accuracy or completeness of the internet-based bulletin board information.

                                                              CENTENNIAL COMMON
                                                               STOCK PER SHARE
                                                                 SALES PRICES
                                                              ------------------
                      FISCAL QUARTERS                          HIGH        LOW
                      ---------------                         -------    -------
1999:
  First Quarter.............................................  $21.00     $10.50
  Second Quarter............................................   13.50       3.50
  Third Quarter.............................................   11.00       3.00
  Fourth Quarter............................................   12.00       4.50
2000:
  First Quarter.............................................  $ 9.36     $ 5.36
  Second Quarter............................................    9.05       4.50
  Third Quarter.............................................    5.06       3.50
  Fourth Quarter............................................   12.00       4.38
2001:
  First Quarter.............................................  $12.00     $ 6.63
  Second Quarter............................................   19.47       7.63
  Third Quarter.............................................   22.00      10.25
  Fourth Quarter (through -, 2001)..........................       -          -

     The following table shows the closing prices per share of Centennial common stock and Solectron common stock as reported on the Nasdaq National Market and the New York Stock Exchange, respectively, on (1) January 22, 2001, the business day preceding the public announcement that Solectron and Centennial had entered into the merger agreement and (2) -, 2001, the last full trading day for which closing prices were available at the time of the printing of this document.

     The following table also includes the equivalent price per share of Centennial common stock on those dates. This equivalent per share price reflects the value of the Solectron common stock you would receive for each share of your Centennial common stock if the merger was completed on any of these dates, applying the assumed exchange ratio of 0.536 of a share of Solectron common stock for each share of Centennial common stock.

     As of -, 2001, there were approximately - stockholders of record of Centennial who held an aggregate of - shares of Centennial common stock, and there was one stockholder of record of Centennial who held an aggregate of 60,000 shares of Centennial series B convertible preferred stock, which were convertible into 600,000 shares of Centennial common stock.

                                                              CENTENNIAL    SOLECTRON    EQUIVALENT
                                                                COMMON       COMMON      PRICE PER
                                                                STOCK         STOCK        SHARE
                                                              ----------    ---------    ----------
January 22, 2001............................................    $18.38       $40.74        $21.84
-, 2001.....................................................    $    -       $    -        $    -

     BECAUSE THE MARKET PRICE OF CENTENNIAL COMMON STOCK AND SOLECTRON COMMON STOCK MAY INCREASE OR DECREASE BEFORE THE COMPLETION OF THE MERGER, YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS.

CENTENNIAL DIVIDEND POLICY

     Centennial's policy has been to not pay dividends on its common stock or its series B convertible preferred stock in order to retain earnings for investment in Centennial's business. No cash dividends have ever been paid or declared on the shares of Centennial common stock or its series B convertible preferred stock. Centennial does not intend to pay cash dividends on its common stock or series B convertible preferred stock in the foreseeable future. Centennial's present intention is to retain its earnings to finance the growth and development of its business. Any future payments of dividends on Centennial's stock will be at the Centennial board's discretion and will depend upon, among other things, Centennial's earnings, financial condition, capital requirements, level of indebtedness and other factors that the Centennial board of directors deems relevant.

           CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
                                IN THIS DOCUMENT

     This document and the documents incorporated by reference into this document contain forward-looking statements about Solectron within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are subject to the Safe Harbor provisions created by that statute. Statements about Solectron containing the words "believes," "anticipates," "estimates," "expects" and words of similar import, constitute forward-looking statements that involve risks and uncertainties. Such statements are based on current expectations and are subject to risk, uncertainties and changes in condition, significance, value and effect, including those discussed in the section entitled "Risk Factors" beginning on page 17 of this document, and reports filed by Solectron with the Securities and Exchange Commission, specifically forms 8-K, 10-K, 10-Q, S-3, S-4 and S-8. Such risks, uncertainties and changes in condition, significance, value and effect could cause Solectron's actual results to differ materially from those anticipated events. In evaluating the merger agreement and the merger, you should carefully consider the discussion of risks and uncertainties discussed in the section entitled "Risk Factors" beginning on page 17 of this document.

     This document and the documents incorporated by reference into this document also contain forward-looking statements about Centennial, Centennial's financial condition, plans, objectives, future performance, results of operations and business which are subject to the Safe Harbor provisions created by the Securities Exchange Act of 1934. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "will," "may," "should," "would," "projects," "predicts," "continues" and similar expressions or the negative of these terms identify these forward-looking statements. This document also includes forward-looking statements about the consummation and anticipated timing of the merger, the actual exchange ratio for Centennial common stock in the merger and the tax-free nature of the merger.

     Although Centennial believes that its plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, it can give no assurance that the plans, intentions or expectations will be achieved. Centennial stockholders are cautioned that all forward-looking statements involve risks and uncertainties and actual results may differ materially from those discussed as a result of various risk factors described in the section entitled "Risk Factors -- Risks Related to Centennial" beginning on page 27 of this document. Listed below and discussed elsewhere in this document are some important risks, uncertainties and contingencies which could cause Centennial's actual results, performances or achievements to be materially different from the forward-looking statements made in this document, particularly if the merger with Solectron is not completed. These risks, uncertainties and contingencies include, but are not limited to, the following:

     - anticipated revenues and expenses;

     - possible price competition and erosion;

     - expansion into new markets;

     - future sales mix;

     - future supply of raw materials;

     - gross margins;

     - raw material inventory procurement practices;

     - customers;

     - future developments involving certain investments;

     - future availability of financings; and

     - the receipt of stockholder and other approvals of the merger with Solectron.

     In addition, events may occur in the future that Centennial is not able to accurately predict or control and that may cause actual results to differ materially from the expectations described in these forward-looking statements.

     Readers should not place undue reliance on Centennial's forward-looking statements contained in this document. These forward-looking statements speak only as of the date on which the statements were made. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in Centennial's reports and documents filed with the Securities and Exchange Commission.

                                  RISK FACTORS

     By voting in favor of the adoption and approval of the merger agreement and the approval of the merger, you will be choosing to invest in Solectron common stock. An investment in Solectron common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risk factors in deciding whether to vote in favor of adoption and approval of the merger agreement and approval of the merger. In addition, you should keep the following risk factors in mind when you read forward-looking statements in this document. Please refer to the section entitled "Cautionary Statements Regarding Forward-Looking Statements in this Document" beginning on page 15 of this document.

RISKS RELATED TO THE MERGER

  SOLECTRON MAY NOT REALIZE THE EXPECTED BENEFITS OF THE MERGER DUE TO DIFFICULTIES INTEGRATING THE BUSINESSES, OPERATIONS AND PRODUCT LINES OF SOLECTRON AND CENTENNIAL.

     Solectron's ability to achieve the benefits of the merger will depend in part on the integration of technology, operations and personnel of Solectron and Centennial. The integration process will be a complex, time-consuming and expensive process and may disrupt Solectron's business if not completed in a timely and efficient manner. The challenges involved in this integration include the following:

     - demonstrating to the combined company's customers and suppliers that the merger will not result in adverse changes in client service standards or business focus;

     - persuading Solectron's employees that Solectron's and Centennial's business cultures are compatible; and

     - addressing any perceived adverse changes in business focus.

     Solectron may have difficulty successfully integrating the businesses, operations or product lines of Solectron and Centennial, and as a result, Solectron may not realize any of the anticipated benefits of the merger. Additionally, neither Solectron nor Centennial can assure that the growth rate of the combined company will equal the growth rate that has been experienced by Solectron and Centennial in the past.

  IF YOU ARE A HOLDER OF CENTENNIAL COMMON STOCK, YOU WILL RECEIVE A FIXED NUMBER OF SHARES OF SOLECTRON COMMON STOCK IN EXCHANGE FOR EACH OF YOUR SHARES OF CENTENNIAL COMMON STOCK, REGARDLESS OF ANY CHANGES IN MARKET VALUE OF SOLECTRON COMMON STOCK OR CENTENNIAL COMMON STOCK.

     Upon completion of the merger, each share of Centennial common stock will be converted into the right to receive shares of Solectron common stock based upon an exchange ratio to be determined at the completion of the merger. Based on the number of outstanding shares of Centennial common stock and options to purchase Centennial common stock on the date of this document, and assuming that all outstanding shares of Centennial series B convertible preferred stock are converted into Centennial common stock prior to the merger, each outstanding share of Centennial common stock would be converted into the right to receive approximately 0.536 shares of Solectron common stock pursuant to the merger agreement. There will be no adjustment to the exchange ratio for Centennial common stock in the merger as a result of changes in the market price of either Solectron common stock or Centennial common stock, and Centennial is not permitted to withdraw from the merger solely because of changes in the market price of Solectron common stock or Centennial common stock. Accordingly, the dollar value of Solectron common stock you will receive upon completion of the merger will depend on the market value of Solectron common stock at the time of the merger, which may be different than the market value of Solectron common stock on January 22, 2001 (the business day preceding the public announcement that Solectron and Centennial had entered into the merger agreement), or -, 2001 (the last full trading day for which closing prices were available at the time of the printing of this document). In addition, the merger may not be completed immediately following the Centennial special meeting at which the merger agreement and the merger are presented and voted upon, if all regulatory approvals have not yet been obtained or if other conditions to the merger have not been satisfied or waived. We cannot assure you that the value of the Solectron common stock you will receive in the merger will not decline prior to the merger. Because the market price of Solectron common stock and Centennial common stock may increase or decrease before the completion of the merger, you are urged to obtain current market quotations.

  CUSTOMER AND EMPLOYEE UNCERTAINTY ABOUT THE MERGER COULD HARM THE COMBINED COMPANY.

     Solectron's and Centennial's customers may, in response to the announcement or consummation of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by our customers could adversely affect the business of the combined company. Similarly, Centennial's employees may experience uncertainty about their future role with the combined company until or after Solectron announces and executes its strategies with regard to Centennial employees. This may adversely affect the combined company's ability to attract and retain key Centennial management, marketing and technical personnel.

  PURCHASE ACCOUNTING TREATMENT AND THE IMPACT OF AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES RELATING TO THE MERGER COULD ADVERSELY AFFECT SOLECTRON'S OPERATING RESULTS.

     Under United States generally accepted accounting principles that apply to Solectron, Solectron will account for the merger using the purchase method of accounting. Under purchase accounting, Solectron will record the following as the cost of acquiring the business of Centennial:

     (1) the market value of Solectron common stock issued in connection with the merger;

     (2) the fair value of the options reserved, using the Black-Scholes model, to purchase Centennial common stock that will be converted into options to purchase Solectron common stock in connection with the merger; and

     (3) the amount of direct transaction costs.

     Solectron will allocate the cost of the items described in (1) and (2) above to the individual assets acquired and liabilities assumed, including intangible assets such as acquired technology, based on their respective fair values. Intangible assets, including goodwill, generally will be amortized over a ten-year period. Solectron will capitalize and amortize the direct transaction costs over a five-year period. The amount of purchase cost allocated to goodwill and other intangibles is estimated to be approximately $60 million computed using the estimated purchase price of $84 million which is based on the average closing price of Solectron's common stock during the five trading day period ended February 22, 2001, or $31.97 per share. If goodwill and other intangible assets were amortized in equal quarterly amounts over a ten-year period following the completion of the merger, the accounting charge attributable to these items would be approximately $1.5 million per quarter and $6 million per fiscal year. As a result, purchase accounting treatment of the merger will decrease the net income of Solectron in the foreseeable future, which could have a material and adverse effect on the market value of Solectron common stock following the completion of the merger. These amounts are only estimates, however, and actual amounts may differ from these estimates.

  SOLECTRON AND CENTENNIAL EXPECT TO INCUR SIGNIFICANT COSTS ASSOCIATED WITH THE MERGER.

     Solectron estimates that it will incur direct transaction costs of approximately $450,000 associated with the merger, which will be included as a part of the total purchase cost for accounting purposes. In addition, Centennial estimates that it will incur direct transaction costs of approximately $1 million (plus fees and other expenses payable to H.C. Wainwright & Co., Inc. in connection with the merger as described in the section entitled "The Merger and Related Transactions -- Consideration of the Merger by Centennial's Board of Directors -- Opinion of Centennial's Financial Advisor" beginning on page 44 of this document). Solectron intends to capitalize and amortize its costs over a five-year period. Solectron believes the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the businesses and operations of Solectron and Centennial. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

  THE PRICE OF SOLECTRON COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE PRICE OF CENTENNIAL COMMON STOCK.

     When the merger is completed, holders of Centennial common stock will become holders of Solectron common stock. Solectron's business differs from that of Centennial, and Solectron's results of operations, as well as the price of Solectron common stock, may be affected by factors that are different from those affecting Centennial's results of operations and the price of Centennial common stock.

  SOLECTRON AND CENTENNIAL MAY BE UNABLE TO OBTAIN THE REQUIRED REGULATORY APPROVALS THAT ARE NECESSARY TO COMPLETE THE MERGER.

     The merger is subject to United Stated antitrust laws. Solectron and Centennial have made required filings under the Hart-Scott-Rodino Antitrust Improvements Act with the Department of Justice and the Federal Trade Commission, and received early termination of the mandatory waiting period under that statute on February 13, 2001. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act was terminated without materially adverse restrictions or conditions that would have an adverse effect on the combined company. The merger is also subject to some foreign antitrust laws, and it is a condition to the completion of the merger that Solectron and Centennial obtain all requisite approvals under material foreign antitrust laws. Solectron and Centennial intend to make required filings under these foreign antitrust laws. The combined company may be required to agree to various operating restrictions, before or after receipt of stockholder approval, in order to obtain the necessary approvals of the merger under foreign antitrust laws, or to assure that foreign governmental authorities do not seek to block the merger. No additional stockholder approval is expected to be required or sought for any decision by Solectron or Centennial, after the special meeting of Centennial's stockholders, to agree to any terms and conditions necessary to resolve any foreign regulatory objections to the merger, and stockholder approval will not be sought unless such stockholder approval is required to approve such terms and conditions under applicable foreign law. Notwithstanding any agreements regarding operating restrictions that may be required under applicable foreign law or by foreign authorities, under the terms of the merger agreement, Solectron is not required to agree to any divestiture of capital stock or of any business, assets or property of Solectron or its subsidiaries or affiliates (including Centennial and its affiliates), or the imposition of any material limitation on the ability of any of these parties to conduct their businesses or to own or exercise control of capital stock, business, assets or property. Even if foreign regulatory approvals are obtained, any federal, state or foreign governmental entity or any private person may challenge the merger at any time before or after its completion.

  IF THE MERGER IS NOT COMPLETED, CENTENNIAL'S STOCK PRICES AND FUTURE BUSINESS AND OPERATIONS COULD BE ADVERSELY AFFECTED.

     If the merger is not completed, Centennial may be subject to the following material risks, among others:

     - Centennial may be required to pay Solectron a termination fee of $4,825,000;

     - the price of Centennial common stock may decline to the extent that the current market prices of Centennial common stock reflects a market assumption that the merger will be completed; and

     - Centennial's costs related to the merger, such as legal, accounting and some of the fees of Centennial's financial advisor, must be paid even if the merger is not completed.

     Further, if the merger agreement is terminated and the Centennial board of directors determines to seek another merger or business combination, Centennial may not be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger.

  THE TERMINATION FEE AND THE RESTRICTIONS ON SOLICITATION CONTAINED IN THE MERGER AGREEMENT MAY DISCOURAGE OTHER COMPANIES FROM TRYING TO ACQUIRE CENTENNIAL.

     Until the completion of the merger, and with some exceptions, Centennial is prohibited from initiating or engaging in discussions with a third party regarding some types of extraordinary transactions, such as a merger, business combination or sale of a material amount of assets or capital stock. In addition,

Centennial agreed to pay a termination fee to Solectron in specified circumstances. These provisions could discourage other companies from trying to acquire Centennial even though those other companies might be willing to offer greater value to Centennial stockholders than Solectron has offered in the merger. The payment of the termination fee could also have a material adverse effect on Centennial's financial condition.

  CENTENNIAL DIRECTORS AND EXECUTIVE OFFICERS HAVE SPECIAL INTERESTS IN THE MERGER THAT MAY INFLUENCE THEM TO SUPPORT AND APPROVE THE MERGER.

     The directors and executive officers of Centennial have interests in the merger that are in addition to, or different than, their interests as Centennial stockholders. These interests include the following:

     - the accelerated vesting of stock options upon completion of the merger and the ability of certain officers of Centennial to receive compensation for any excise taxes payable as a result of this acceleration;

     - the receipt of severance benefits under employment, severance and retention agreements in the event that the employment of any of Centennial's officers with Solectron is terminated following the completion of the merger; and

     - the receipt of indemnification and insurance coverage with respect to acts taken and omissions to take action in their capacities as directors and officers of Centennial.

     The Centennial board of directors was aware of these interests when it approved the merger agreement and the merger. For a more detailed description of these interests, see "The Merger and Related Transactions -- Consideration of the Merger by Centennial's Board of Directors -- Interests of Centennial's Directors and Officers in the Merger" beginning on page 50 of this document.

RISKS RELATED TO SOLECTRON

  MOST OF SOLECTRON'S NET SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF SOLECTRON LOSES ANY OF THESE CUSTOMERS, ITS NET SALES COULD DECLINE SIGNIFICANTLY.

     Most of Solectron's annual net sales come from a small number of its customers. Solectron's 10 largest customers accounted for approximately 78% of net sales in the first quarter of fiscal 2001 and approximately 69% of net sales in the same period of fiscal 2000. Since Solectron depends on continued net sales from its 10 largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause its net sales to decline significantly. Some of these customers individually account for more than 10 percent of Solectron's annual net sales. Solectron cannot guarantee that it will be able to retain any of its 10 largest customers or any other accounts. In addition, Solectron's customers may materially reduce the level of services ordered from it at any time. This could cause a significant decline in Solectron's net sales and it may not be able to reduce the accompanying expenses at the same time. Moreover, Solectron's business, financial condition and results of operations will continue to depend significantly on its ability to obtain orders from new customers, as well as on the financial condition and success of its customers. Therefore, any adverse factors affecting any of Solectron's customers or their customers could have a material adverse effect on its business, financial condition and results of operations.

  SOLECTRON'S LONG-TERM CONTRACTS DO NOT INCLUDE MINIMUM PURCHASE REQUIREMENTS.

     Although Solectron has long-term contracts with a few of its top 10 customers, including Ericsson, IBM and Nortel, under which these customers are obligated to obtain services from Solectron, not all of them are obligated to purchase any minimum amount of services. As a result, Solectron cannot guarantee that it will receive any net sales from these contracts. In addition, customers with whom Solectron has long-term contracts may materially reduce the level of services ordered at any time. This could cause a significant decline in Solectron's net sales, and it may not be able to reduce its accompanying expenses at the same time.

  POSSIBLE FLUCTUATION OF OPERATING RESULTS FROM QUARTER TO QUARTER COULD AFFECT THE MARKET PRICE OF SOLECTRON'S COMMON STOCK.

     Solectron's quarterly earnings may fluctuate in the future due to a number of factors including the following:

     - differences in the profitability of the types of manufacturing services Solectron provides. For example, high-volume and low-complexity systems assembly services have lower gross margins than low-volume, high-complexity PCB assembly services;

     - Solectron's ability to maximize the use of its equipment and facilities depends on the duration of the production run time for each job and customer;

     - the amount of automation Solectron can use in the manufacturing process for cost reduction varies, depending upon the complexity of the product being made;

     - Solectron's ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production needs;

     - fluctuations in demand for Solectron's services or the products being manufactured;

     - fluctuations in the availability and pricing of components;

     - timing of expenditures in anticipation of increased sales;

     - cyclicality in Solectron's target markets; and

     - expenses associated with acquisitions.

     Therefore, Solectron's operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of Solectron's common stock could be harmed.

  SOLECTRON DEPENDS UPON THE ELECTRONICS INDUSTRY, WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES. SOLECTRON'S INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS COST EFFECTIVELY WOULD HARM ITS BUSINESS.

     Most of Solectron's net sales are to companies in the electronics industry, which is subject to rapid technological change and product obsolescence. If Solectron's customers are unable to create products that keep pace with the changing technological environment, its customers' products could become obsolete and the demand for its services could decline significantly. If Solectron is unable to offer technologically advanced, cost-effective, quick-response manufacturing services to customers, demand for its services would also decline. In addition, a substantial portion of Solectron's net sales are derived from its ability to offer complete service solutions for its customers. For example, if Solectron fails to maintain high-quality design and engineering services, its net sales would significantly decline.

     For Solectron's technology solutions business, Solectron has experienced, and may in the future experience, delays from time to time in the development and introduction of new products. Moreover, Solectron cannot ensure that it will be successful in selecting, developing, manufacturing and marketing new products or enhancements. Solectron cannot ensure that defects or errors will not be found in its products after commencement of commercial shipments, which could delay the market acceptance of those products. The inability to introduce new products or enhancements could harm Solectron's business, financial condition and results of operations.

  SOLECTRON DEPENDS ON A LIMITED OR SOLE SOURCE OF SUPPLIERS FOR CRITICAL COMPONENTS. THE INABILITY TO OBTAIN SUFFICIENT COMPONENTS AS REQUIRED WOULD CAUSE SALES REDUCTIONS.

     Solectron is dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in its products. Solectron has experienced and may continue to experience delays in component deliveries, which could cause delays in product shipments and require the redesign of certain products. Also, for Solectron's technology solutions business, Solectron depends on certain limited or sole source suppliers for critical components used for its memory module, communications card and embedded computer products. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including DRAM, SRAM, flash memory, tantalum capacitors and other commodities that may be caused by such conditions as overall market demand surges or supplier production capacity constraints. Except for certain commodity parts, Solectron generally has no written agreements with its suppliers. Solectron cannot ensure that it will receive adequate component supplies on a timely basis in the future. The inability to continue to obtain sufficient components as required, or to develop alternative sources as required, could cause delays, disruptions or reductions in product shipments or require product redesigns, which could damage relationships with current or prospective customers, thereby causing sales reductions.

  SOLECTRON POTENTIALLY BEARS THE RISK OF PRICE INCREASES ASSOCIATED WITH POTENTIAL SHORTAGES IN THE AVAILABILITY OF ELECTRONICS COMPONENTS.

     At various times, there have been shortages of components in the electronics industry. One of the services that Solectron performs for many customers is purchasing electronics components used in the manufacturing of the customers' products. As a result of this service, Solectron potentially bears the risk of price increases for these components if Solectron is unable to purchase components at the pricing level anticipated to support the margins assumed in its agreements with its customers.

  SOLECTRON'S NET SALES COULD DECLINE IF ITS COMPETITORS PROVIDE COMPARABLE MANUFACTURING SERVICES AND IMPROVED PRODUCTS AT A LOWER COST.

     Solectron competes with different contract manufacturers, depending on the type of service it provides or the location of its operations. The memory module, communications card and embedded computer subsystem industries are intensely competitive. Competitors may have greater manufacturing, financial, R&D and/or marketing resources than Solectron has. In addition, Solectron may not be able to offer prices as low as some of its competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide. Solectron's inability to provide comparable or better manufacturing services at a lower cost than its competitors could cause its net sales to decline. Solectron also expects its competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of our products or services, or profit margin erosion.

  SOLECTRON DEPENDS ON THE MEMORY MODULE PRODUCT MARKET.

     Most of Solectron's technology solutions net sales are derived from memory products. The market for these products is characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could reduce Solectron's net sales which may have a material adverse effect on its business, financial condition and results of operations. In addition, the market for semiconductor memory devices has been cyclical. The industry has experienced significant economic downturns at various times, characterized by diminished product demand, excess production, and accelerated erosion of average selling prices. In the past, there have been significant declines in the prices for DRAM, SRAM and flash memory. Similar occurrences in the future would reduce Solectron's revenue and resulting profits.

  SOLECTRON DEPENDS ON THE CONTINUING TREND OF OEMS TO OUTSOURCE.

     A substantial factor in Solectron's revenue growth is attributable to the transfer of manufacturing and supply base management activities from its OEM customers. Future growth depends partially on new outsourcing opportunities. To the extent that these opportunities are not available, Solectron's future growth could be unfavorably impacted. These outsourcing opportunities may include the transfer of assets such as facilities, equipment and inventory.

  IF SOLECTRON IS UNABLE TO MANAGE ITS RAPID GROWTH AND ASSIMILATE NEW OPERATIONS COST EFFECTIVELY, ITS PROFITABILITY COULD DECLINE.

     Solectron has experienced rapid growth over many years. Solectron's historical growth may not continue. In recent years Solectron has established operations throughout the world. For example, in fiscal

1998, Solectron opened offices in Taipei, Taiwan; Norrkoping and Stockholm, Sweden; and commenced manufacturing operations in Guadalajara, Mexico; Suzhou, China; and Timisoara, Romania. Also in fiscal 1998, Solectron acquired facilities in Sao Paulo, Brazil and Dublin, Ireland. Furthermore, through acquisitions in fiscal 1998 and 1999, Solectron added facilities in Columbia, South Carolina; Memphis, Tennessee; and enhanced its capabilities in Charlotte, North Carolina; Austin, Texas; and Milpitas, California.

     In fiscal 2000, Solectron completed acquisitions of AMERICOM, SMART and Bluegum Group, each of which was accounted for as a pooling of interests. Through these and additional acquisitions, Solectron also acquired facilities in Aguadilla, Puerto Rico; Monterrey, Mexico; Calgary, Canada; Longuenesse, France; Ostersund, Sweden; Cwmcarn, Wales; Pont de Buis and Douarnenez, France; Monkstown, Northern Ireland; and Liverpool, Wangaratta, Melbourne, Sydney and North Melbourne, Australia.

     On October 18, 2000 Solectron signed a definitive agreement to acquire certain assets associated with two Sony manufacturing facilities, Sony Nakaniida Corporation in Miyagi, Japan and Sony Industries Taiwan in Kaohsiung, Taiwan. As of February 2, 2001, Solectron completed the acquisition of Sony Corporation's facilities in Miyagi, Japan and Kaohsiung, Taiwan. On October 31, 2000, Solectron signed a definitive agreement to commence an offer to purchase all outstanding shares of NatSteel Electronics Limited or NEL. Solectron's tender offer to acquire all of NEL's shares and bonds closed on January 5, 2001, with tendered shares of 99 percent of the issued share capital of NEL and tendered bonds of 99 percent of outstanding principal amount of bonds. Solectron acquired the remaining shares of NEL through a compulsory acquisition under Singapore law. As a result, NEL became a wholly owned subsidiary of Solectron.

     Solectron's expansion and growth places a heavy strain on its personnel and management, manufacturing and other resources. Solectron's ability to manage the expansion to date, as well as any future expansion, will require progressive increases in manufacturing capacity, enhancements or upgrades of accounting and other internal management systems, and implementation of various procedures and controls. Solectron cannot ensure that significant problems in these areas will not occur. Any failure to enhance or expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with its business activities could harm its financial condition and results of operations. Also, in order to achieve anticipated revenue and other financial performance targets, Solectron will continue to be required to manage its assets and operations efficiently. In addition, should Solectron continue to expand geographically, it may experience certain inefficiencies from the management of geographically dispersed facilities.

     As Solectron manages and continues to expand new operations, it may incur substantial infrastructure and working capital costs. If Solectron does not achieve sufficient growth to offset increased expenses associated with rapid expansion, its profitability would decline.

  SOLECTRON NEEDS TO SUCCESSFULLY INTEGRATE ITS ACQUISITIONS TO MAINTAIN PROFITABILITY.

     Solectron expands its operations through acquisitions and continues to evaluate acquisition opportunities. These acquisitions involve risks, including:

     - integration and management of the operations;

     - retention of key personnel;

     - integration of purchasing operations and information systems;

     - retention of the customer base of acquired businesses;

     - management of an increasingly larger and more geographically diverse business; and

     - diversion of management's attention from other ongoing business concerns.

     Solectron's profitability will suffer if it is unable to successfully integrate and manage recent acquisitions and pending acquisitions including, in particular, the NEL transaction, as well as any future acquisitions that it might pursue, or if it does not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

  SOLECTRON'S NON-U.S. LOCATIONS REPRESENT A SIGNIFICANT AND GROWING PORTION OF ITS NET SALES. SOLECTRON IS INCREASINGLY EXPOSED TO RISKS ASSOCIATED WITH OPERATING INTERNATIONALLY.

     In the first quarter of fiscal 2001, approximately 45% of Solectron's net sales came from sites outside the United States, while approximately 37% of its net sales came from sites outside the United States in the same period of fiscal 2000. As a result of Solectron's foreign sales and facilities, its operations are subject to a variety of risks unique to international operations, including the following:

     - adverse movement of foreign currencies against the U.S. dollar in which Solectron's results are reported;

     - import and export duties, and value added taxes;

     - import and export regulation changes that could erode its profit margins or restrict exports;

     - potential restrictions on the transfer of funds;

     - inflexible employee contracts in the event of business downturns; and

     - the burden and cost of complying with foreign laws.

     In addition, Solectron has operations in several emerging or developing economies that have a potential for higher risk. The risks associated with these economies include but are not limited to currency volatility and other economic or political risks. In the future, these factors may harm Solectron's results of operations. Solectron's locations in emerging or developing economies include Mexico, Brazil, China, Malaysia and Romania. As of November 30, 2000, Solectron recorded $163.9 million in cumulative foreign exchange translation losses on its balance sheet, primarily due to the devaluation of the Brazilian real. While, to date, these factors have not had a significant adverse impact on Solectron's results of operations, Solectron cannot ensure that there will not be such an impact. Furthermore, while Solectron may adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, it cannot ensure that such measures will be adequate.

     The Malaysian government adopted currency exchange controls, including controls on its currency, the ringgit, held outside Malaysia, and established a fixed exchange rate for the ringgit against the U.S. dollar. The fixed exchange rate provides a stable rate environment when applied to local expenses denominated in ringgit. The long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

     NEL currently benefits from tax holidays in Singapore and Indonesia. It is possible that these tax holidays will be terminated or modified or that future tax holidays will not be granted, in each case as a result of the acquisition transaction or otherwise, and that the effective income tax rate for NEL's business would likely increase as a result thereof.

     Solectron has been granted a tax holiday effective through January 31, 2002, subject to some conditions, for its Malaysian sites. Solectron has also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to some conditions. It is possible that the current tax holidays will be terminated or modified or that future tax holidays that Solectron may seek will not be granted. If the current tax holidays are terminated or modified, or if additional tax holidays are not granted in the future, Solectron's effective income tax rate would likely increase.

  SOLECTRON IS EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES.

     Solectron does not use derivative financial instruments for speculative purposes. Solectron's policy is to hedge its foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, Solectron uses foreign currency borrowings and foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges.

     As of November 30, 2000, the majority of Solectron's foreign currency hedging contracts were scheduled to mature in less than three months and there were no material deferred gains or losses. In addition, Solectron's international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, including Solectron's current experience involving the devaluation of the Brazilian real, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. Also, since less than 14% of Solectron's net sales are denominated in currencies other than U.S. dollar, Solectron does not believe its total exposure is significant.

     Solectron has currency exposures arising from both sales and purchases denominated in currencies other than the functional currency of our sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of Solectron's site could seriously harm Solectron's business, operating results and financial condition. For example, an increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if Solectron prices its products and services in the foreign currency, Solectron would receive less in U.S. dollars than it did before the rate increase went into effect. If Solectron prices its products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in Solectron's prices being uncompetitive in markets where business is transacted in the local currency.

  SOLECTRON IS EXPOSED TO INTEREST RATE FLUCTUATIONS.

     The primary objective of Solectron's investment activities is to preserve principal and at the same time, maximize yields without significantly increasing risk. To achieve this objective, Solectron maintains its portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of November 30, 2000, approximately 97% of Solectron's total portfolio was scheduled to mature in less than six months. In addition, Solectron's investments are diversified and of relatively short maturity.

     The following table presents the amounts of Solectron's cash equivalents and short-term investments that are subject to interest rate risk by calendar year of expected maturity and weighted average interest rates as of November 30, 2000:

                                                                  EXPECTED MATURITY
                                                       ----------------------------------------
                                                                                         FAIR
                                                         2001      2002     TOTAL       VALUE
                                                       --------    ----    --------    --------
                                                                (AMOUNTS IN MILLIONS)
Cash equivalents and short-term investments..........  $3,876.4    $9.7    $3,886.1    $3,886.1
Average interest rate................................      6.48%   6.64%

     Solectron has entered into an interest rate swap transaction under which it pays a fixed rate of interest hedging against the variable interest rates implicit in the rent charged by the lessor for the facility lease at Milpitas, California. The interest rate swap expires in the year 2002, which coincides with the maturity date of the lease term. As Solectron intends to hold the interest rate swap until the maturity date, Solectron is not subject to market risk. In fact, such interest rate swap has fixed the interest rate for the facility lease, thus reducing interest rate risk.

     Solectron's long-term debt instruments are subject to fixed interest rates. In addition, the amount of principal to be repaid at maturity is also fixed. In the case of the convertible notes, such notes are based on fixed conversion ratios into common stock. Therefore, Solectron is not exposed to variable interest rates related to its long-term debt instruments.

  SOLECTRON MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE ITS INTELLECTUAL PROPERTY RIGHTS, AND SOLECTRON COULD BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES.

     Solectron's ability to effectively compete may be affected by its ability to protect its proprietary information. Solectron holds a number of patents and other license rights. These patent and license rights may not provide meaningful protection for its manufacturing processes and equipment innovations. On June 23, 1999, Solectron was served, along with 87 other companies including SMART Modular Technologies, Inc., now a wholly owned subsidiary of Solectron, as a defendant in a lawsuit brought by the

Lemelson Medical, Education & Research Foundation. The lawsuit alleges that Solectron and/or SMART has infringed certain of the plaintiff's patents relating to LOCOS, beam processing, machine vision and bar-code technology. Solectron and SMART believe they have meritorious defenses to these allegations and do not expect this litigation to materially impact Solectron's financial condition or results of operations. In the semiconductor, computer, telecommunications and networking industries, companies receive notices from time to time alleging infringement of patents, copyrights or other intellectual property rights, and litigation sometimes arises out of such notices. For example, in January 2000, SMART filed a lawsuit seeking to have declared invalid, and/or not infringed, three patents purportedly applicable to industry standard memory products, including those manufactured by SMART and the other manufacturers of these industry standard memory products. The owner of these patents brought a cross-complaint alleging patent infringement against SMART, and has also brought suit against several other memory product manufacturers alleging infringement of the three patents. Solectron and SMART believe that SMART's memory products do not infringe any valid claims of any of the three patents at issue. Moreover, Solectron has been and may from time to time continue to be notified of claims that it may be infringing patents, copyrights or other intellectual property rights owned by other third parties. The current litigation or any other litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Solectron's business financial condition and results of operations.

     In the future, third parties may assert infringement claims against Solectron or its customers. In the event of an infringement claim, Solectron may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. Solectron may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. In addition, defending against any such litigation could be lengthy and costly and could harm Solectron's business, financial condition and results of operations.

  FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD HARM SOLECTRON'S BUSINESS.

     As a company in the electronics manufacturing services industry, Solectron is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing processes. Although Solectron has never sustained any significant loss as a result of non-compliance with such regulations, any failure by Solectron to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict Solectron's ability to expand its facilities or require Solectron to acquire costly equipment or incur other significant costs to comply with such laws and regulations.

  SOLECTRON'S ADMINISTRATIVE FACILITIES AND PRINCIPAL BUSINESS OPERATIONS ARE LOCATED IN CALIFORNIA, AND ANY DISRUPTION IN THE AVAILABLE POWER SUPPLY IN CALIFORNIA COULD DISRUPT ITS OPERATIONS, REDUCE ITS REVENUES, AND INCREASE ITS EXPENSES.

     The State of California is in the midst of an energy crisis that could interrupt Solectron's power supply or that of its third-party service providers and thereby disrupt Solectron's operations, reduce its revenues, and increase its expenses. A substantial portion of Solectron's operating activities and facilities, including its headquarters and principal administrative facilities, are located in California. During acute power shortages, California has implemented, and may in the future continue to implement, rolling blackouts throughout the state. The rolling blackouts that have occurred to date have not materially disrupted the operations of Solectron's facilities. Should these blackouts continue or increase in severity, however, they could materially disrupt the operations of one or more of Solectron's facilities. Although Solectron currently does not have backup generators or long-term alternate sources of power in the event of a blackout, Solectron does have some flexibility to shift some manufacturing volume to other manufacturing sites around the world. If blackouts interrupt Solectron's power supply, it would be temporarily unable to continue operations at its facilities. Solectron's current insurance does not provide coverage for any damages Solectron or its customers may suffer as a result of any interruption in its power supply. Consequently, any interruption in Solectron's ability to continue operations at its facilities could damage its reputation, harm its ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm Solectron's business and results of operations.

     In addition, the utility deregulation program instituted in 1996 by the California government deregulated wholesale prices while continuing to regulate the retail prices charged by the electrical utilities. While wholesale prices have increased dramatically, retail prices have, until recently, not increased at comparable rates. Solectron's business is substantially dependent on the availability and price of electricity. If retail electricity prices rise dramatically, Solectron would expect its expenses to increase, its operating results to be harmed, and the possible decline of its stock price.

  SOLECTRON'S STOCK PRICE MAY BE VOLATILE DUE TO FACTORS OUTSIDE OF ITS CONTROL.

     Solectron's stock price could fluctuate due to the following factors, among others:

     - announcements of operating results and business conditions by its customers and suppliers;

     - announcements by its competitors relating to new customers, technological innovation or new services;

     - economic developments in the electronics industry as a whole;

     - political and economic developments in countries where it has operations; and

     - general market conditions.

  FAILURE TO RETAIN KEY PERSONNEL AND SKILLED ASSOCIATES COULD HURT SOLECTRON'S OPERATIONS.

     Solectron's continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. Losing the services of key personnel could harm Solectron. Solectron's business also depends upon its ability to continue to attract and retain senior managers and skilled associates. Failure to do so could harm Solectron's operations.

  SOLECTRON'S ANTI-TAKEOVER DEFENSE PROVISIONS MAY DETER POTENTIAL ACQUIRORS AND MAY DEPRESS ITS STOCK PRICE.

     Solectron's certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of Solectron. These provisions allow Solectron to issue preferred stock with rights senior to those of its common stock and impose various procedural and other requirements that could make it more difficult for Solectron's stockholders to effect certain corporate actions.

RISKS RELATED TO CENTENNIAL

     The following matters, among others, may have a material adverse effect on the business, financial condition, liquidity, results of operations or prospects, financial or otherwise, of Centennial, particularly if the stockholders of Centennial do not vote to approve the merger agreement at the special meeting.

     From time to time, information Centennial provides or statements made by Centennial employees may contain forward-looking information. Centennial's actual results may differ materially from those projections or suggestions made in such forward-looking information as a result of various potential risks and uncertainties including, but not limited to, the factors discussed below. Centennial assumes no obligation to update these forward-looking statements to reflect events or changes in circumstances after the date hereof.

  CHANGES IN CENTENNIAL'S ASSUMPTIONS CONCERNING ITS GROWTH, MIX OF SALES AND AVAILABILITY AND PRICING OF RAW MATERIALS COULD ADVERSELY AFFECT CENTENNIAL'S ESTIMATES OF INVENTORY VALUATION.

     Centennial maintains levels of inventories that Centennial believes is appropriate based upon assumptions concerning its:

     - growth;

     - mix of sales; and

     - availability and pricing of raw materials.

Changes in those underlying assumptions could cause Centennial to have too much, too little or an improper mix of inventory. This could increase Centennial's costs, decrease its revenues and have a material adverse effect on Centennial's business, financial condition and results of operations.

     Centennial purchases some key components from single source vendors for which alternative sources are not currently available. Further, Centennial does not maintain long-term supply agreements with its vendors. The inability to develop alternative sources for these single source components or to obtain sufficient quantities of components could result in:

     - delays or reductions in product shipments;

     - higher prices for these components; or

     - both.

Any of the above could materially and adversely affect Centennial's business, financial condition and results of operations. Centennial cannot assure you that one or more of its vendors will not reduce supplies to it.

  CENTENNIAL DEPENDS ON A SMALL NUMBER OF LARGE CUSTOMERS TO PURCHASE ITS PRODUCTS, THE LOSS OF ONE OR MORE OF WHICH COULD ADVERSELY IMPACT ITS RESULTS.

     For the three months ended December 23, 2000, Solectron and Cisco Systems represented 17% and 11%, respectively, of Centennial's sales of PC cards and related products. For the nine months ended December 23, 2000, Solectron represented 12% of Centennial's sales of PC cards and related products. For the three months ended December 25, 1999, Solectron represented 13% of Centennial's sales of PC cards and related products. For the nine months ended December 25, 1999, Solectron and Lucent Technologies each accounted for 10% of Centennial's sales of PC cards and related products. Nortel Networks engages several contract manufacturers to complete the final assembly of a majority of its products for which Centennial has historically supplied PC cards. Centennial's combined sales of PC cards and related products to Nortel Networks and these contract manufacturers for the three and nine months ended December 23, 2000 were 27% and 22%, respectively. For the three and nine months ended December 25, 1999, sales of PC cards and related products to Nortel Networks and these contract manufacturers were 22% and 20%, respectively. No other customers represented more than 10% of Centennial's sales of PC cards and related products for the three and nine-month periods ended December 23, 2000 and December 25, 1999. Centennial had accounts receivable from Solectron of approximately $1,555,000 as of December 23, 2000. A relatively small number of customers account for a significant percentage of Centennial's sales. If any of these customers were to reduce significantly the amount of business they conduct with us, Centennial's revenue could decrease. This could have a material adverse effect on Centennial's business, financial condition and results of operations. In late 1999, Solectron merged with one of Centennial's competitors, SMART, which could result in a decrease of sales by Centennial, although to date Centennial has not experienced a materially adverse decrease in sales to Solectron.

     Centennial generally enters into individual purchase orders with its customers and has no firm long-term volume commitments from any of its major customers. Centennial has experienced fluctuations in order levels from period to period. Centennial expects that it will continue to experience such fluctuations in the future. Centennial's business, financial condition and results of operations depend in a significant part on its ability to obtain orders from existing and new customers, as well as on the financial condition and success of these customers. Therefore, any adverse factors affecting any of Centennial's customers or their customers could have a material adverse effect on Centennial's business, financial condition and results of operations. Frequent mergers, consolidations, acquisitions, corporate restructurings and changes in management characterize the industries served by Centennial. From time to time, Centennial has experienced reductions in purchase orders from customers as a result of such events. Centennial cannot assure you that such events involving its customers will not result in a significant reduction in the level of Centennial's sales to such customers or the termination of its relationship with such customers. In addition, the percentage of Centennial's sales to individual customers can and does fluctuate from period to period. Customer orders can be canceled and volume levels can be changed or delayed.

     A majority of Centennial's sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. The electronics industry is also subject to economic cycles and has experienced, and is likely to experience, fluctuations in demand. Economic reports suggest that a weakening of the economy in general and of the electronics and telecommunications industries in particular is occurring. As a result, Centennial has experienced an increase in the cancellation of actual and proposed orders. This may negatively impact Centennial's revenue levels. In addition, an industry-wide decline in sales is likely to result in more aggressive pricing pressures, which may reduce Centennial's gross margin rates. Centennial anticipates that a significant portion of its sales for the foreseeable future will continue to be concentrated in a small number of customers in the electronics industry.

  INTENSE COMPETITION COULD REDUCE CENTENNIAL'S MARKET SHARE AND HARM CENTENNIAL'S FINANCIAL PERFORMANCE.

     The market in which Centennial competes is intensely competitive. Centennial competes with manufacturers of PC cards and related products, including:

     - M-Systems Flash Disk Pioneers Ltd.;

     - SanDisk Corporation;

     - Simple Technologies;

     - SMART;

     - Viking Components, Inc.; and

     - White Electronic Designs Corporation.

     Centennial also competes with electronic component manufacturers who also manufacture PC cards, including:

     - Hitachi Semiconductor, Inc.;

     - Mitsubishi Electric Corporation; and

     - Sharp Electronics Corporation.

     Some of these competitors supply Centennial with raw materials, including electronic components. These components are occasionally subject to industry-wide allocation and were during the nine months ended December 23, 2000. These competitors may have the ability to obtain or manufacture products at lower costs than Centennial. In addition, many of Centennial's competitors or potential competitors have greater name recognition, larger installed bases of customers, more extensive engineering, manufacturing, marketing, distribution and support capabilities, and greater financial, technological and personnel resources than Centennial does.

     Centennial expects competition to increase in the future from existing competitors. Furthermore, Centennial expects increased competition from other companies that may enter Centennial's existing or future markets with similar or alternative products that may be less costly or provide additional features.

     Centennial believes that its ability to compete successfully depends on a number of factors, including the following:

     - product quality and performance;

     - order turnaround;

     - provision of competitive design capabilities;

     - timely response to advances in technology;

     - timing of new product introductions by Centennial, its customers and competitors;

     - production efficiency;

     - number and nature of Centennial's competitors in a given market;

     - price;

     - ability to obtain raw materials; and

     - general market and economic conditions.

     Over the past few quarters, Centennial believes some of its competitors have had difficulty obtaining certain components and Centennial's success in obtaining such components has given Centennial a competitive advantage. Centennial now believes these competitors are able to more readily purchase such components. This may increase competitive pressures and may have an adverse effect on Centennial's revenues and gross margins, which could have a material adverse effect on Centennial's business, financial condition and results of operations.

     In addition, market conditions may lead to intensified price competition for Centennial's products and services, which could materially and adversely affect Centennial's business, financial condition and results of operations. There can be no assurance that Centennial will compete successfully in the future.

  CENTENNIAL HAS HISTORICALLY RELIED ON ONE PRODUCT LINE AND REDUCED DEMAND FOR THIS PRODUCT LINE WOULD HARM ITS FINANCIAL PERFORMANCE AND FINANCIAL CONDITION.

     PC cards and related services constituted the vast majority of Centennial's sales over the past few years. The market for PC cards is continually evolving and Centennial cannot assure you that computing and electronic equipment that utilizes PC cards will not be modified to render Centennial's PC cards obsolete or otherwise have the effect of reducing demand for Centennial's PC cards. In addition, Centennial faces intense competition from competitors that have greater financial, marketing and technological resources than Centennial. This competition may reduce demand for Centennial's PC cards. Decreased demand for Centennial's PC cards as a result of technological change, competition or other factors would have a material adverse effect on Centennial's business, financial condition and results of operations.

  REDUCTIONS IN CENTENNIAL'S AVERAGE SALES PRICE AS A RESULT OF PRICING COMPETITION OR CHANGES IN ITS PRODUCT MIX MAY REDUCE OUR GROSS MARGIN AND HARM CENTENNIAL'S OVERALL FINANCIAL PERFORMANCE.

     Although Centennial has recently experienced an increase in its average sales prices, Centennial has in the past experienced, and may in the future experience, declining average sales prices for its products. The markets in which Centennial competes are characterized by intense competition. Therefore, Centennial expects to experience increasing pricing pressures from its customers in future periods, which may result in declines in average sales prices for its products. Centennial believes that it must:

     - continue to achieve manufacturing cost reductions;

     - develop new products that incorporate customized features; and

     - increase Centennial's volume of PC card sales in order to offset the effect of possible declining average sales prices.

     If Centennial is not able to achieve such cost reductions, develop new customized products or increase its unit sales volumes, Centennial's business, financial condition and results of operations could be materially adversely impacted. In addition, a relative increase in the mix of Centennial's business towards lower margin, non-custom PC cards or other products could have a material adverse effect on its business.

  CENTENNIAL'S QUARTERLY RESULTS MAY FLUCTUATE SIGNIFICANTLY AS A RESULT OF A VARIETY OF FACTORS WHICH MAY NEGATIVELY IMPACT THE MARKET PRICE OF ITS COMMON STOCK.

     Centennial's quarterly and annual operating results have fluctuated significantly in the past and Centennial expects that they will continue to fluctuate in the future. This fluctuation is a result of a variety of factors, including the following:

     - timing of receipt and delivery of significant orders for Centennial's products;

     - competitive pricing pressures;

     - changes in raw material costs;

     - changes in customer and product mix;

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

     - production difficulties;

     - raw material shortages;

     - quality of Centennial's products;

     - write-downs of investments in other companies;

     - exchange rate fluctuations;

     - market acceptance of new or enhanced products; and

     - litigation settlements and revisions of estimates in connection with legal matters.

     Other factors, some of which are beyond Centennial's control, may also cause fluctuations in its results of operations. Centennial has short lead times from customers, and accordingly does not have a significant backlog. Additionally, as is the case with many high technology companies, a significant portion of Centennial's orders and shipments often occur towards the end of a quarter. As a result, revenues for a quarter are not predictable, and Centennial's revenues may shift from one quarter to the next, having a significant effect on reported results.

  CENTENNIAL'S MARKET PRICE MAY BE NEGATIVELY IMPACTED IF THE MERGER WITH SOLECTRON IS NOT CONCLUDED.

     On January 22, 2001, Centennial entered into the merger agreement with Solectron. Consequently, Centennial believes its stock price has begun to take into account the likelihood of the merger being concluded. Failure to consummate this merger may have a significant negative impact on the trading price of Centennial's common stock. While Centennial is working to complete the merger during the second quarter of calendar year 2001, the consummation of the merger is subject to governmental approval, approval of the transaction by Centennial's stockholders and other customary closing conditions, many of which are beyond Centennial's control.

  CENTENNIAL'S TRADING PRICE MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY NEGATIVELY IMPACT ITS STOCKHOLDERS' ABILITY TO OBTAIN LIQUIDITY AT ACCEPTABLE LEVELS, IF AT ALL.

     The trading price of Centennial's common stock may fluctuate widely in response to, among other things, the following:

     - quarter-to-quarter operating results;

     - industry conditions;

     - awards of orders to Centennial or its competitors;

     - changes in earnings estimates by analysts;

     - new product or product development line-up announcements by Centennial or its competitors; and

     - perceived likelihood of consummating the merger with Solectron.

     Centennial cannot assure you that its future performance will meet the expectations of analysts or investors. In addition, the volatility of the stock markets may cause wide fluctuations in trading prices of securities of high technology companies.

     The trading volumes of Centennial's stock has historically been low. The exercise and sale of stock options or the conversion and sale of the preferred stock may have a negative impact on Centennial's trading price.

  THE LOSS OF CENTENNIAL'S SENIOR MANAGEMENT OR OTHER KEY PERSONNEL COULD ADVERSELY AFFECT CENTENNIAL'S BUSINESS.

     Centennial's success depends to a significant degree upon the efforts and abilities of members of its senior management and other key personnel, including technical personnel. The loss of any of these individuals could have a material adverse effect on Centennial's business, financial condition and results of operations. Centennial's business also depends upon its ability to continue to attract and retain senior managers and skilled technical employees. Failure to attract and retain such personnel could materially and adversely affect Centennial's business, financial condition and results of operations.

  FAILURE TO DEVELOP ENHANCEMENTS TO CENTENNIAL'S PRODUCTS, NEW APPLICATIONS AND FEATURES THAT RESPOND TO THE CHANGING NEEDS OF ITS CUSTOMERS, RAPID TECHNOLOGICAL CHANGE AND ADVANCES INTRODUCED BY ITS COMPETITORS WILL IMPAIR ITS ABILITY TO INCREASE ITS MARKET SHARE AND EXPAND ITS BUSINESS.

     Rapid technological change, evolving industry standards and rapid product obsolescence characterize the markets for Centennial's products. Rapid technological development substantially shortens product life cycles. Centennial's growth and future success will depend upon Centennial's ability, on a timely basis, to:

     - develop and introduce new products;

     - enhance existing products; and

     - adapt products for various industrial applications and equipment platforms.

     In addition, even after customer acceptance of these products, Centennial will need to be able to promptly implement enhancements and adaptations in response to these forces. Centennial has limited resources compared to its competitors and focuses its development efforts at any given time to a relatively narrow scope of development projects. Centennial cannot assure you that it will select the correct projects for development or that its development efforts will be successful. In addition, no assurance can be given that:

     - Centennial will not experience difficulties that could delay or prevent the successful development introduction or marketing of new products;

     - that new products and product enhancements will meet the requirements of the marketplace and achieve market acceptance; or

     - that Centennial's current or future products will conform to applicable industry standards.

     If Centennial is unable to introduce new products or enhancements on a timely basis, Centennial's business, financial condition and results of operations could be adversely affected.

  CENTENNIAL MAY BE UNABLE TO ADEQUATELY PROTECT ITS PROPRIETARY RIGHTS, WHICH COULD SIGNIFICANTLY HARM CENTENNIAL'S ABILITY TO GAIN MARKET SHARE AND INCREASE ITS REVENUES.

     Centennial's products require technical know-how to engineer and manufacture. To the extent proprietary technology is involved, Centennial relies upon trade secrets that it seeks to protect, in part, through confidentiality agreements with certain employees, consultants and other parties. Centennial historically has not sought to protect its proprietary information through patents or registered trademarks. There can be no assurance that Centennial's products will not infringe on patents held by others. Centennial may be involved from time-to-time in litigation to determine the enforceability, scope and validity of its rights. Litigation could result in substantial cost to Centennial and could divert the attention and time of its management and technical personnel from its operations.

                 THE SPECIAL MEETING OF CENTENNIAL STOCKHOLDERS

GENERAL

     Centennial is furnishing this document to all stockholders of record of Centennial common stock and Centennial series B convertible preferred stock in connection with the solicitation of proxies by the Centennial board of directors for use at the special meeting of Centennial stockholders to be held on -, 2001, and at any adjournment or postponement of the special meeting. This document also is being furnished by Solectron to Centennial stockholders as a prospectus for Solectron common stock to be issued in connection with the merger.

DATE, TIME AND PLACE

     The special meeting of stockholders of Centennial will be held on -, 2001 at -, local time, at the offices of Goodwin Procter LLP, located at Exchange Place, Boston, Massachusetts 02109-2881.

PURPOSE OF THE SPECIAL MEETING

     At the special meeting, and any adjournment or postponement thereof, Centennial stockholders will be asked:

          1. to consider and vote upon a proposal to adopt and approve the merger agreement and approve the merger; and

          2. to transact other business that may properly come before the special meeting and any adjournment or postponement of the special meeting.

     A copy of the merger agreement is attached to this document as Annex A. Centennial stockholders are encouraged to read the merger agreement in its entirety and the other information contained in this document carefully before deciding how to vote.

RECORD DATE FOR THE SPECIAL MEETING

     The Centennial board of directors has fixed the close of business on -, 2001 as the record date for determination of Centennial stockholders entitled to notice of and to vote at the special meeting.

VOTES REQUIRED FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER

     As a condition to completion of the merger, the Delaware General Corporation Law and the merger agreement require that the holders of a majority of the outstanding voting shares of Centennial as of the record date must vote to adopt and approve the merger agreement and approve the merger. Each share of Centennial common stock entitles the holder to one vote per share with respect to the merger agreement and the merger, and each share of Centennial series B convertible preferred stock entitles the holder to one vote per share of common stock issuable upon the conversion of such share of series B convertible preferred stock. Presently, 10 shares of common stock are issuable upon the conversion of each outstanding share of Centennial series B convertible preferred stock. There are no other voting securities of Centennial. In this document, we occasionally refer to the number of outstanding shares of Centennial common stock and shares of Centennial common stock issuable upon the conversion of Centennial series B convertible preferred stock as Centennial voting shares.

     As of the close of business on the record date for the special meeting, approximately - shares of Centennial common stock were outstanding, and held by approximately - stockholders of record. In addition, 60,000 shares of Centennial series B convertible preferred stock were outstanding, all of which were held by one stockholder.

     As of the close of business on the record date for the special meeting of Centennial stockholders at which the merger agreement and the merger will be presented and voted upon, directors and executive officers of Centennial (and their respective affiliates) collectively owned approximately 2.3% of the outstanding shares of Centennial common stock entitled to vote at the special meeting on the merger agreement and the merger, or approximately 1.9% of the voting shares of Centennial entitled to vote at the special meeting on the merger agreement and the merger. This does not include 1,173,962 shares of

Centennial common stock issuable upon the exercise of presently exercisable options which these directors and officers beneficially own. If all of these stock options had been exercised prior to the record date for the special meeting, the directors and executive officers of Centennial (and their respective affiliates) would collectively own approximately 27.5% of the outstanding shares of Centennial common stock entitled to vote at the special meeting, or approximately 24.3% of the voting shares of Centennial.

     All of Centennial's directors and executive officers have entered into voting agreements and delivered irrevocable proxies, pursuant to which they have agreed to vote their Centennial shares in favor of adoption and approval of the merger agreement and approval of the merger, in favor of any matter that could reasonably be expected to facilitate the merger, and against any matter which could reasonably be expected to result in a breach by Centennial of the merger agreement or which could reasonably be expected to result in Centennial's obligations under the merger agreement to fail to be satisfied. As of the close of business on the record date for the special meeting, no director or executive officer of Solectron owned any shares of Centennial common stock. As of the close of business on the record date for the special meeting, no director or executive officer of Centennial owned any shares of Solectron common stock. See the section entitled "The Merger and Related Transactions -- Consideration of the Merger by Centennial's Board of Directors -- Interests of Centennial's Directors and Officers in the Merger" beginning on page 50 of this document.

QUORUM, ABSTENTIONS AND BROKER NON-VOTES

     A majority of all voting shares of Centennial issued and outstanding as of the record date, represented in person or by proxy, constitutes a quorum for the transaction of business at the special meeting. Centennial has appointed Richard
J. Pulsifer, Centennial's Vice President, Chief Financial Officer and Secretary, to function as the inspector of elections of the special meeting. The inspector of elections will ascertain whether a quorum is present, tabulate votes and determine the voting results on all matters presented to Centennial stockholders at the special meeting. If a quorum is not obtained, or fewer voting shares of Centennial are voted for the adoption and approval of the merger agreement and the approval of the merger than a majority of the voting shares eligible to vote at the special meeting in person or by proxy, the special meeting may be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent special meeting.

     If you submit a proxy that indicates an abstention from voting on all matters presented at the special meeting, your shares will be counted as present for the purpose of determining the existence of a quorum at the special meeting, but will not be voted on any matter presented at the special meeting. Consequently, your abstention will have the same effect as a vote against the proposal to adopt and approve the merger agreement and to approve the merger. In addition, the failure of a Centennial stockholder to return a proxy will have the effect of a vote against the proposal to adopt and approve the merger agreement and to approve the merger.

     Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, who are the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The adoption and approval of the merger agreement and the approval of the merger at the special meeting are not considered routine matters. Accordingly, brokers will not have discretionary voting authority to vote your shares at the special meeting. A "broker non-vote" occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares. At the special meeting, broker non-votes will be counted for the purpose of determining the presence of a quorum but will not be counted for the purpose of determining the number of votes cast on the merger agreement and the merger. Accordingly, at the special meeting, broker non-votes will have the same effect as a vote against the proposal to adopt and approve the merger agreement and to approve the merger. Consequently, CENTENNIAL STOCKHOLDERS ARE URGED TO RETURN THE ENCLOSED PROXY CARD MARKED TO INDICATE THEIR VOTE.

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

SOLICITATION OF PROXIES AND EXPENSES

     Centennial will bear its own expenses in connection with the solicitation of proxies for the special meeting, except that Centennial will pay all costs and expenses, other than fees and expenses of Solectron's attorneys and accountants, incurred in connection with the printing and mailing of this document, and Solectron will pay all costs and expenses, other than fees and expenses Centennial's attorneys and accountants, incurred in connection with the preparation and filing of the registration statement of which this document forms a part.

     In addition to solicitation by mail, directors, officers and employees of Centennial may solicit proxies from stockholders by telephone, facsimile, e-mail or in person. No additional compensation will be paid to these individuals for any such services. Some of these individuals may have interests in the merger that are different from, or in addition to, the interests of Centennial stockholders generally. For more information regarding these interests, see the section entitled "The Merger and Related Transactions -- Consideration of the Merger by Centennial's Board of Directors -- Interests of Centennial's Directors and Officers in the Merger" beginning on page 50 of this document. Centennial may retain outside agencies for the purpose of soliciting proxies. Record holders such as brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and to request authority for the exercise of proxies, and, upon the request of such record holders, they will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

VOTING OF PROXIES AT THE SPECIAL MEETING AND REVOCATION OF PROXIES

     Centennial requests that all holders of Centennial common stock and series B convertible preferred stock on the record date complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Centennial. Brokers holding voting shares in "street name" may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions to stockholders on how to instruct your broker to vote the shares. Please note, however, that if the holder of record of your shares is your broker, bank or other nominee and you wish to vote at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares. All properly executed proxies that Centennial receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxy card. If no direction is indicated on such proxies, such proxies will be voted in favor of adoption and approval of the merger agreement and approval of the merger (except for broker non-votes, which are discussed above).

     A Centennial stockholder may revoke a previously submitted proxy at any time prior to its use:

     - by delivering to the Secretary of Centennial a later-dated signed notice of revocation;

     - by delivering to the Secretary of Centennial a later-dated, signed proxy (which will automatically replace any earlier dated proxy card that you returned); or

     - by attending the special meeting and voting in person.

     Attendance at the special meeting does not in itself constitute the revocation of a previously submitted proxy.

     In addition to voting by the enclosed proxy card, you may vote by telephone, or electronically through the internet, if you are a registered stockholder of Centennial. If you wish to vote by either of these methods, please follow the instructions included with your proxy card.

     If your shares are held in "street name," your broker or nominee may permit you to vote by telephone or electronically. Please check your proxy card or contact your broker or nominee to determine whether either of these methods method of voting is available to you.

DISSENTER'S RIGHTS OF APPRAISAL

     Under Delaware corporate law, holders of Centennial common stock and holders of Solectron common stock are not entitled to dissenters' rights of appraisal in connection with the merger because, on the record date, Centennial common stock was designated and quoted for trading on the Nasdaq National

Market and will be converted into shares of Solectron common stock which at the effective time of the merger will be listed on the New York Stock Exchange.

OTHER MATTERS

     Centennial is not aware of any business or matter other than those indicated above that may be properly presented at the special meeting. If, however, any other matter properly comes before the special meeting, the proxy holders will, in their discretion, vote on it in accordance with their best judgment.

RECOMMENDATION OF CENTENNIAL BOARD OF DIRECTORS

     The Centennial board of directors has unanimously determined that the merger is advisable, in the best interests of Centennial stockholders and on terms that are fair to the stockholders of Centennial. Accordingly, the Centennial board of directors has unanimously approved the merger agreement and the merger and recommends that stockholders vote FOR adoption and approval of the merger agreement and approval of the merger. In considering such recommendation, Centennial stockholders should be aware that some Centennial directors and officers have interests in the merger that are different from, or in addition to, those of Centennial stockholders, and that Solectron has agreed to provide indemnification arrangements to directors and officers of Centennial. For more information about these interests, see the section entitled "The Merger and Related Transactions -- Consideration of the Merger by Centennial's Board of Directors -- Interests of Centennial's Directors and Officers in the Merger" beginning on page 50 of this document.

     THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF CENTENNIAL. ACCORDINGLY, YOU ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS DOCUMENT, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF CENTENNIAL COMMON STOCK CERTIFICATES AND SERIES B CONVERTIBLE PREFERRED STOCK CERTIFICATES, AS THE CASE MAY BE, WILL BE MAILED TO YOU PROMPTLY FOLLOWING COMPLETION OF THE MERGER. FOR MORE INFORMATION REGARDING THE PROCEDURES FOR EXCHANGING CENTENNIAL STOCK CERTIFICATES FOR SOLECTRON STOCK CERTIFICATES (OR CASH, IN THE CASE OF SERIES B CONVERTIBLE PREFERRED STOCK), SEE THE SECTION ENTITLED "THE MERGER AND RELATED TRANSACTIONS -- THE MERGER AGREEMENT -- EXCHANGE OF CENTENNIAL STOCK CERTIFICATES FOR SOLECTRON STOCK CERTIFICATES" BEGINNING ON PAGE 55 OF THIS DOCUMENT.

                      THE MERGER AND RELATED TRANSACTIONS

     The following is a description of the material aspects of the merger and related transactions, including the merger agreement and certain other agreements entered into in connection therewith. While we believe that the following description covers the material terms of the merger, the merger agreement and the related transactions and agreements, the description may not contain all of the information that is important to you. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the merger and the related transactions. In particular, the following summary of the merger agreement is not complete and is qualified in its entirety by reference to the copy of the merger agreement attached to this document as Annex A and incorporated by reference herein. You should read the merger agreement carefully and in its entirety for a complete understanding of the terms of the merger and related transactions.

BACKGROUND OF THE MERGER

     Historically, Solectron has been one of Centennial's more significant customers. For Centennial's fiscal years ended March 31, 2000 and March 31, 1999, Centennial's sales to Solectron represented 8% and 10% of Centennial's overall sales of PC cards and related products, respectively. Centennial's sales to Solectron increased to 17% and 12% of Centennial's sales of these products for the three and nine months ended December 23, 2000, respectively. Furthermore, as of December 23, 2000, accounts payable from Solectron to Centennial amounted to approximately $1,555,000. In December 1999, Solectron merged with SMART, one of Centennial's competitors. To date, Centennial has not experienced a materially adverse reduction in sales to Solectron as a result of the Solectron merger with SMART, although Centennial cannot be sure of any future impact on its sales.

     During the Spring of 2000, Centennial had preliminary discussions with a variety of third parties with respect to potential strategic alternatives with these parties. None of these overtures advanced materially past preliminary discussions and thus were not pursued by any of the relevant parties.

     On June 7, 2000, the executive committee of the board of directors of Centennial met and L. Michael Hone, the President and Chief Executive Officer of Centennial, informed the executive committee of the existence of these overtures and that all related discussions had been terminated, including one with a particular third party, Company A.

     On June 30, 2000, a number of representatives of Company A, including the Chief Executive Officer of Company A, met with Mr. Hone and Richard J. Pulsifer, Vice President, Chief Financial Officer and Secretary of Centennial, in Boston to reinitiate preliminary discussions regarding the potential of engaging in a business combination transaction. At this meeting, the companies exchanged business plans and limited financial forecasts and discussed the potential synergies that could be achieved if the companies engaged in a business combination. At the conclusion of the meeting, representatives of Company A indicated their need to review internally the materials exchanged and determine if they would have further interest in a business combination.

     Between July 1, 2000 and August 30, 2000, Mr. Hone and the CEO of Company A periodically discussed a potential business combination between the two companies. In general, no specific terms were mentioned, although occasionally they discussed financial information with respect to both companies and the ability to consummate a business combination that could be accounted for as a pooling of interests for accounting purposes. It was generally understood that Company A would indicate more clearly to Centennial if and when they developed a serious interest in pursuing a business combination transaction.

     In light of the discussions with Company A, the overtures in the Spring of 2000 and a determination by Centennial's management that the future success of Centennial depended on either being acquired by another company or growing through acquisitions of other businesses, with the input and approval of the members of the Centennial board of directors, who were consulted individually, Centennial engaged H.C. Wainwright & Co., Inc. on August 23, 2000 to serve as financial advisor to the Company in connection with the exploration of strategic alternatives, including a possible sale of Centennial. H.C. Wainwright's specific responsibilities included advice and assistance with respect to:

     - evaluating the business, operations and financial position of Centennial;

     - identifying, qualifying and facilitating discussions with potential parties to a significant corporate transaction;

     - structuring, planning and negotiating a significant corporate transaction; and

     - evaluating proposals received from potential parties to such a transaction.

     Subsequent to this engagement and through the Fall of 2000, H.C. Wainwright, on behalf of Centennial, contacted several other potential strategic partners to determine whether such parties might have an interest in pursuing a significant corporate transaction with Centennial. During this period, H.C. Wainwright contacted seven potential partners, including Company A and Solectron. Discussions with four of these partners, including Company A and Solectron, advanced to the point of executing confidentiality agreements and delivering and/or exchanging non-public information. However, except for developments with Company A and Solectron, no other negotiations advanced to a material level, including the undertaking of due diligence or delivering of a proposal for a transaction. Throughout this period, the members of Centennial's board of directors spoke frequently with Centennial's management and with representatives of H.C. Wainwright as to the status of the various negotiations, their input on the attractiveness of proposals and the progress of the processes generally. The board members approved of management's decisions and actions during this period.

     On August 30, 2000, Centennial received a term sheet from Company A, subject to additional due diligence and negotiation, outlining tentative terms of a proposed transaction to acquire Centennial in a stock for stock merger valued, in the opinion of Centennial's management and members of Centennial's board of directors, inadequately. The proposal in the term sheet also contemplated some members of Centennial's management entering into retention and employment contracts.

     On September 1, 2000, representatives of H.C. Wainwright discussed the terms of the Company A proposal with the financial advisor representing Company A and conveyed the opinion of Centennial's management that the offer was inadequate to Centennial's stockholders. At the conclusion of the meeting, Company A's financial advisor indicated they would discuss the possibility of increasing the offer with Company A utilizing additional updated financial projections. Centennial provided these projections to Company A approximately one week after the meeting.

     Between September 14, 2000 and September 19, 2000, several conversations took place between H.C. Wainwright and the financial advisor to Company A. These conversations primarily focused on the inability of Company A to increase its offer price to a level deemed to be adequate by Centennial.

     In mid-September 2000, H.C. Wainwright, at the request of Mr. Hone, contacted representatives of Solectron to determine if they had interest in pursuing a business combination transaction. Management of Centennial and Solectron were generally familiar with each other as a result of business relationships between Centennial and Solectron discussed above. Following a preliminary indication of interest from Solectron, on September 22, 2000 Centennial and Solectron entered into a confidentiality agreement to permit the exchange of confidential information from Centennial to Solectron for the purpose of evaluating the merits of a potential acquisition of Centennial by Solectron. Pursuant to the confidentiality agreement, Centennial thereafter provided Solectron and its financial advisors, legal counsel and accountants with confidential information concerning Centennial's business, operations and financial condition.

     On September 27, 2000, Mr. Hone, Mr. Pulsifer and representatives of H.C. Wainwright met with representatives from Company A and their financial advisors in Chicago to discuss the feasibility of a possible strategic transaction between the companies. At the meeting, the attendees discussed the business operations of Centennial and Company A, potential synergies and their relative customer bases. At the conclusion of the meeting, Company A indicated a strong interest in pursuing a business combination transaction with Centennial and would be in contact with Centennial again in the near future.

     At the end of September 2000, Mr. Hone spoke again with the CEO of Company A, during which mutual interest in a business combination between Centennial and Company A was reconfirmed, although no additional specific terms were proposed or agreed upon.

     On October 4, 2000, Centennial received a revised term sheet, subject to additional due diligence, from Company A, outlining improved terms of their proposal for a business combination transaction with Centennial. Although the revised proposal increased the number of shares of Company A stock that would be issued in exchange for the acquisition of Centennial, the total consideration was still deemed to be inadequate by Centennial. The revised Company A proposal also required that any transaction be accounted for as a pooling of interests.

     At the request of representatives of Solectron, on October 9, 2000, Mr. Pulsifer and a representative of H.C. Wainwright participated in a conference call with Ajay Shah, Chief Executive Officer of the Technology Solutions Business Unit (TSBU) of Solectron, Ann Nguyen, in-house legal counsel to TSBU, Jack Pacheco, Chief Financial Officer of TSBU, Alan Marten, Vice President and Business Unit Manager of the Memory Products Division of SMART, and Stephen Coghlan, Director of Corporate Development for Solectron. During the call, Centennial's business and financial prospects and business models, and the potential benefits of a business combination with Solectron, were discussed in detail in order to provide Solectron with more information to facilitate their determination of whether to move forward with the consideration of a business combination transaction with Centennial.

     On October 12, 2000, Ms. Nguyen and Mr. Coghlan met telephonically with representatives of H.C. Wainwright to discuss potential valuation and consideration amounts in connection with a possible offer to acquire Centennial. Between October 13, 2000 through October 18, 2000, Ms. Nguyen and a representative of H.C. Wainwright had several telephone conversations, during which valuation ranges of $115 to $130 million were discussed and, based on these discussions and the seriousness with which Solectron presented its analysis, Centennial agreed to permit Solectron to perform limited, focused due diligence in order to refine its range of valuations and consideration for Centennial.

     Between October 24 and October 26, 2000, representatives of Solectron met with the management of Centennial and continued performing due diligence at Centennial's headquarters outside of Boston and at the offices of Goodwin Procter LLP, Centennial's legal counsel, in Boston. At the conclusion of these meetings, management of Solectron expressed a desire to continue to explore a potential stock-for-stock acquisition of Centennial, but noted that it was concerned about a perceived inability to retain key Centennial senior management, a perceived lack of interest by other companies in Centennial and that Centennial's growth had plateaued.

     On November 1, 2000, Ms. Nguyen and Mr. Coghlan spoke by phone with representatives of H.C. Wainwright. They explained that based on their due diligence review to date, Solectron was interested in pursuing a possible acquisition of Centennial and had placed an overall value of Centennial in the range of $105 million (assuming the transaction could be consummated using pooling of interests accounting). However, they indicated that Solectron's interest was contingent upon the satisfactory completion of further business and legal due diligence. The parties did not reach any agreement at this time and did not immediately continue discussions following the meeting.

     Between November 1, 2000 and November 17, 2000, representatives of H.C. Wainwright and Ms. Nguyen had several additional discussions regarding potential terms of a business combination transaction and an appropriate valuation for Centennial. Also, during this period, representatives of Centennial and H.C. Wainwright engaged in informal conversations with one of the two other companies who had signed confidentiality agreements with Centennial. No material discussions or negotiations occurred with this third company, and no further contact was made with them after the end of November 2000.

     On November 17, 2000, Solectron indicated to H.C. Wainwright that Solectron was prepared to negotiate the acquisition of Centennial assuming a valuation of Centennial of $100 million, to be paid in Solectron common stock, with the number of shares to be fixed at the closing of a transaction.

     Separately, and also on November 17, 2000, the financial advisor for Company A indicated to H.C. Wainwright that Company A was prepared to significantly increase the consideration for Centennial's stockholders in their proposal. However, the amount of the increase could not be determined until Company A's management had discussed the matter with its board of directors, which was expected to occur shortly.

     On November 21, 2000, pursuant to a series of telephone calls between Mr. Hone and the CEO of Company A, Company A offered additional shares of Company A common stock as consideration for the acquisition of Centennial.

     On November 27, 2000, Mr. Hone and a representative of Company A had additional conversations concerning obtaining a possible written proposal from Company A. On November 28, 2000, Company A sent Centennial a term sheet outlining their latest proposal, which was substantially the same as their prior proposals, except that it included the increased amount of consideration contemplated by the foregoing discussions.

     At a meeting of the executive committee of Centennial's board of directors held on November 30, 2000, a representative of H.C. Wainwright updated the executive committee on the status of Centennial's investigation of strategic alternatives, including the discussions with Solectron and Company A. At the meeting, the executive committee and H.C. Wainwright concluded that based on the relative valuations of the two proposals, the then-existing offer from Company A was superior to the latest proposal received from Solectron. It was also discussed among the committee that Centennial's management believed that the failure to progress further with Solectron was due in large part on the inability to reach agreement on specific terms and provisions of an exclusivity agreement between Solectron and Centennial, pursuant to which Centennial would agree to negotiate exclusively with Solectron for a period of time. The Centennial executive committee also discussed generally the continuing process to generate additional and higher offers, and the differences in the structure of the two proposals. Following these discussions, the Centennial executive committee authorized Centennial's advisors to continue to negotiate with each of Solectron and Company A, with a goal of eliciting the most attractive offer possible.

     On December 2, 2000, H.C. Wainwright received a revised proposal from Solectron which indicated a reduced valuation from the November 17, 2000 proposal and which was also less attractive than the existing proposal from Company A.

     On December 6, 2000, at the authorization of Mr. Hone, who had individually conferred with the members of the executive committee, due to the inadequacy of Solectron's offer and their inability to reach agreement on the terms of an exclusivity agreement, H.C. Wainwright notified Ms. Nguyen that Centennial was terminating discussions with Solectron.

     On December 7, 2000, Mr. Shah telephoned Mr. Hone, reiterating Solectron's continuing interest in pursuing a transaction with Centennial and that representatives of the parties should meet. Later on December 7, 2000, at a meeting of Centennial's board of directors, Centennial's board discussed the proposals from Company A and Solectron during which the board authorized representatives of H.C. Wainwright and Mr. Pulsifer to continue to negotiate with Solectron. At this meeting, the board also discussed the apparent lack of progress by Company A in moving forward with a potential acquisition of Centennial. Specifically, the board was concerned that the perceived absence of commitment to a transaction by Company A's board of directors and Company A's failure to conduct significant due diligence raised concerns as to whether Company A was in fact intent on moving forward with an acquisition of Centennial. Following these discussions, the Centennial board of directors authorized management to meet in person with Solectron concerning a potential transaction, with the objective of obtaining a higher price and other favorable terms.

     On December 11, 2000, Mr. Pulsifer and a representative of H.C. Wainwright met in Fremont, California, the headquarters of TSBU, with Mr. Shah, Mr. Pacheco, Ms. Nguyen and Mr. Coghlan. At this meeting, Solectron proposed entering into a merger pursuant to which all the outstanding shares and outstanding stock options of Centennial would be acquired or assumed in exchange for 2.96 million shares of Solectron common stock. Solectron also proposed that the terms of any merger agreement would otherwise be customary and typical for similar public companies, including the provisions of indemnification for Centennial's directors and officers and the continued viability of existing employment, severance and retention agreements. This proposal, in the view of Centennial representatives, was more attractive than the proposal received from Company A. Solectron indicated that continued negotiation was contingent on the entering into of an exclusivity agreement by the parties. Centennial representatives indicated that entering into an exclusivity agreement was dependent on Solectron providing a sample model of the definitive merger agreement Solectron intended the companies to use and a list of remaining due diligence issues. The model agreement and diligence list were delivered to Centennial prior to December 13, 2000.

     On December 13, 2000, Centennial entered into an exclusivity agreement with Solectron. Pursuant to this agreement, Centennial agreed to cease all acquisition negotiations with all other parties and to negotiate exclusively with Solectron until January 19, 2001.

     Later on December 13, 2000, H.C. Wainwright telephoned Company A's financial advisor and informed it that Centennial had received a more attractive offer and was ceasing all discussions with Company A.

     From December 14, 2000 through the middle of January 2001, members of Solectron's management team and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Solectron's legal counsel, and KPMG LLP, Solectron's independent auditors, conducted business, financial, accounting, tax and legal due diligence and participated in discussions with Centennial, its legal counsel and its independent auditors on various issues. Also during this period, representatives of Solectron and Centennial met together with some of Centennial's customers and facilitated the exchange of business, financial, accounting and legal due diligence.

     On December 19, 2000, Solectron's legal counsel forwarded an initial draft of a merger agreement to Centennial, its legal counsel and H.C. Wainwright. Centennial returned a revised merger agreement on December 22, 2000 and from then until the middle of January 2001, numerous drafts of the merger agreement were negotiated and exchanged.

     On December 26, 2000, Centennial and H.C. Wainwright entered into a separate engagement letter for H.C. Wainwright to serve as financial advisor with respect to the acquisition of Centennial by Solectron. In addition, H.C. Wainwright agreed to assist the Centennial board of directors in analyzing the terms of the proposed transaction between Centennial and Solectron to determine whether the transaction would be fair, from a financial point of view, to Centennial and its common stockholders, and, if requested, to render an appropriate fairness opinion to Centennial's board of directors.

     At various times during the final calendar quarter of 2000, members of Solectron's board of directors, who also serve on an ad hoc mergers and acquisitions committee, met telephonically with Susan S. Wang, Senior Vice President, Chief Financial Officer and Corporate Secretary of Solectron, and other individuals representing Solectron in this matter, to discuss the merger, due diligence findings and, ultimately, to authorize and approve the merger.

     On January 11, 2001, Centennial's board of directors met to discuss the progress of the due diligence and negotiations on the definitive agreement with Solectron. At this meeting, Messrs. Hone and Pulsifer, together with Centennial's legal counsel, updated the board on the status of negotiations with Solectron, including the key issues under discussion and the relative positions of the parties with respect to such issues. Centennial's legal counsel reviewed for the board the terms of the merger agreement and the terms of the voting agreements and indemnification agreements to be entered into by Centennial's directors and executive officers. In addition, H.C. Wainwright gave a presentation of its financial analyses of the transaction terms, as currently proposed, including a preliminary assessment of the fairness, from a financial point of view, of the range of exchange ratios then being discussed by management of Centennial and Solectron, including the exchange ratio contained in the then current draft of the merger agreement. H.C. Wainwright's analyses, however, included a number of assumptions due to the various open issues remaining. These issues included the method for calculating the exchange ratio for the Centennial common stock (and particularly the treatment of outstanding Centennial stock options), the ability to treat the merger as a pooling of interests, indemnification provisions, provisions concerning treatment of existing Centennial employees and restrictive covenants concerning Centennial's business during the period between signing of the merger agreement and the completion or termination of the merger. The Centennial board of directors, after considering the terms of the merger agreement as discussed at the meeting and the potential advantages and risks associated with the merger, and after discussing and considering the analyses and presentation of H.C. Wainwright, discussed with management acceptable parameters within which the open issues under the merger agreement could be resolved to the board's satisfaction. On the condition that these open issues could be resolved within the parameters deemed acceptable to the Centennial board of directors, the board unanimously determined that the merger was advisable, in the best interests of Centennial stockholders, and on terms that are fair to the stockholders of Centennial. Accordingly, the Centennial board of directors unanimously approved the merger agreement and the merger and recommended that stockholders vote their shares in favor of adopting and approving the merger agreement and approving the merger, and further authorized management to complete negotiations of, and execute, the merger agreement and other related agreements, assuming and on the condition that the unresolved issues would be resolved within the parameters established by the board.

     Following the Centennial board meeting, members of Centennial and Solectron management, together with their respective legal and financial advisors, continued to negotiate the terms of the proposed merger, including the method for calculating the exchange ratio for Centennial common stock, the indemnification provisions, provisions concerning treatment of existing Centennial employees, and the restrictive covenants concerning Centennial's business during the period between the signing of the merger agreement and the completion or termination of the merger. The parties also further investigated whether the merger could be accounted for as a pooling of interests, and ultimately determined it could not. Such negotiations continued throughout the week, during which period Centennial continued to exchange certain non-public due diligence information with Solectron.

     On January 18, 2001, Centennial's board of directors met again to discuss the final terms of the merger with Solectron. At this meeting, Messrs. Hone and Pulsifer, together with Centennial's legal counsel, updated the board on the status of the final negotiations. Centennial's legal counsel reviewed for the board the changes to the terms of the merger agreement since the last board meeting. In addition, H.C. Wainwright updated its presentation to the board concerning the fairness, from a financial point of view, of the exchange ratio set forth in the merger agreement to Centennial's common stockholders, which was later confirmed in writing, and delivered its opinion that, as of that date, the exchange ratio, as set forth in the merger agreement was fair, from a financial point of view, to the holders of Centennial common stock. The Centennial board of directors considered the terms of the merger agreement, and the potential advantages and risks associated with the merger, and after discussing and considering the analyses and opinion of H.C. Wainwright, re-affirmed its previous unanimous determination that the merger was advisable, in the best interests of Centennial stockholders and on terms that are fair to the stockholders of Centennial. Accordingly, the Centennial board of directors reaffirmed its previous approval of the merger agreement and its prior recommendation that stockholders vote their shares in favor of adopting and approving the merger agreement and approving the merger, and its prior authorization to management to enter into the merger agreement and the other related agreements. These negotiations and preparation of final definitive versions of the merger agreement and related agreements continued through the evening of January 22, 2001 and the agreement was signed on the evening of January 22, 2001. Early in the morning of January 23, 2001, Centennial and Solectron issued a joint press release publicly announcing the merger.

CONSIDERATION OF THE MERGER BY CENTENNIAL'S BOARD OF DIRECTORS

  CENTENNIAL'S REASONS FOR THE MERGER

     Centennial's board of directors consulted with senior management and Centennial's financial and legal advisors and considered a number of factors, including those set forth below, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, and to recommend that Centennial's stockholders vote FOR adoption and approval of the merger agreement and approval of the merger.

     The following discussion of Centennial's reasons for the merger contains a number of forward-looking statements that reflect the current views of Centennial with respect to future events that may have an effect on its future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed or incorporated by reference in the section entitled "Cautionary Statements Regarding Forward-Looking Statements in this Document" beginning on page 15 of this document, and the section entitled "Risk Factors" beginning on page 17 of this document.

     Merger Consideration. In addition to the analyses and presentations by Centennial's financial advisor summarized in the section entitled "Opinion of Centennial's Financial Advisor" beginning on page 44 of this document, the Centennial board of directors looked at the premium represented by the consideration to be offered to the holders of Centennial common stock in the merger, based upon the same-day price of Solectron common stock compared to the price of Centennial common stock of $16.75 on January 18, 2001 (a 30.9% premium), $14.25 on January 11, 2001 (a 45.3% premium), and $12.94 on December 19, 2000 (a 31.5% premium). Centennial's board of directors also considered the ability of Centennial's stockholders to continue to participate in the growth of the combined company since the consideration to be received by Centennial's stockholders consists of shares of Solectron common stock.

     Advice from Centennial's Financial Advisor. Centennial's board of directors considered the detailed presentations made by H.C. Wainwright & Co., Inc., Centennial's financial advisor, with respect to the proposed consideration to be offered to the holders of Centennial's common stock in the merger. The Centennial board also considered H.C. Wainwright & Co. Inc.'s oral opinion, which was subsequently confirmed in writing, that, as of the date of its opinion, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to the holders of Centennial common stock. The full text of this opinion is attached to this document as Annex C.

     Review of Prospects in Remaining Independent. Centennial's board of directors considered Centennial's financial condition, results of operations and business and earnings prospects if it were to remain an independent entity.

     Effect on Employees and Facility. The board of directors of Centennial considered the possible effect of the merger on the current facility and employees of Centennial.

     Certain Terms of the Merger Agreement Relating to Alternative Transactions. In evaluating the adequacy of the consideration to be received, the Centennial board of directors determined that the merger agreement did not preclude a third party offer for Centennial. In particular, in connection with an acquisition proposal more favorable from a financial point of view than the merger, subject to restrictions discussed more fully in the section entitled "The Merger Agreement and Related Transactions -- The Merger Agreement" beginning on page 53 of this document, the merger agreement permits the Centennial board of directors, if required by its fiduciary duties, to:

     - provide information to, and engage in discussion or negotiations with, a third party that makes an unsolicited proposal; and

     - withdraw its recommendation that the stockholders vote in favor of adopting and approving the merger agreement and approving the merger.

     Centennial's board of directors also considered that the merger agreement:

     - permits Solectron to terminate the merger agreement if the board of directors withdraws its recommendation in favor of the merger with Solectron or recommends another proposal; and

     - requires Centennial to pay a termination fee to Solectron if the merger agreement is terminated under some circumstances.

     The Centennial board of directors noted that the termination payment provisions of the merger agreement could have the effect of discouraging alternative proposals for a business combination between Centennial and a third party. However, the board of directors concluded that the amount of the fee that

Centennial may be obligated to pay, and the circumstances under which it may be payable, are typical for transactions of this size and type, are not likely to discourage any such proposals and were necessary to induce Solectron to enter into the merger agreement.

     Limited Closing Conditions. The Centennial board of directors considered the limited nature of the closing conditions included in the merger agreement, including regulatory consents, and the likelihood that the merger agreement would be approved by Centennial's stockholders.

     Realization of Liquidity. The Centennial board of directors considered the historical and continued relative illiquidity of Centennial's common stock. The Centennial board believes that some of this lack of liquidity is due to the absence of listing of Centennial common stock on a major stock exchange or the Nasdaq National Market until November 30, 2000. In addition, in the board's opinion, the absence of material market analyst coverage and relatively small market capitalization of Centennial have also been factors contributing to the relative illiquidity of Centennial's common stock. By providing for the exchange of Centennial common stock for Solectron common stock, the merger may enable existing Centennial stockholders to experience the advantages of a more liquid investment, as Solectron common stock has historically experienced much higher trading volumes than Centennial common stock and is listed on the New York Stock Exchange.

     The foregoing discussion of the information and factors considered by Centennial's board of directors, while not exhaustive, includes the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, Centennial's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight or values to any of these factors, and individual directors may have given different weights to different factors.

  RECOMMENDATION OF CENTENNIAL'S BOARD OF DIRECTORS

     After careful consideration, Centennial's board of directors has unanimously determined that the merger agreement is advisable, in the best interests of Centennial stockholders, and on terms that are fair to the stockholders of Centennial. Accordingly, the Centennial board of directors has unanimously approved the merger agreement and the merger, and RECOMMENDS THAT CENTENNIAL STOCKHOLDERS VOTE FOR THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

  OPINION OF CENTENNIAL'S FINANCIAL ADVISOR

     H.C. Wainwright & Co., Inc. has acted as financial advisor to Centennial in connection with the merger. As part of its engagement, H.C. Wainwright delivered its oral opinion to Centennial's board of directors at that board's January 18, 2001 meeting that, as of that date, and based upon and subject to various considerations set forth in its opinion, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to the holders of Centennial common stock. H.C. Wainwright subsequently confirmed its opinion in writing.

     THE FULL TEXT OF H.C. WAINWRIGHT'S WRITTEN OPINION, DATED JANUARY 18, 2001, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND REVIEW UNDERTAKEN BY H.C. WAINWRIGHT, IS ATTACHED TO THIS DOCUMENT AS ANNEX C AND IS INCORPORATED INTO THIS DOCUMENT BY REFERENCE. CENTENNIAL STOCKHOLDERS ARE URGED TO CAREFULLY READ THIS OPINION IN ITS ENTIRETY. THE SUMMARY OF H.C. WAINWRIGHT'S OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In arriving at its opinion, H.C. Wainwright, among other things:

     - reviewed and analyzed publicly available financial statements for Centennial and Solectron and financial information made available to it by Centennial's management;

     - analyzed internal financial statements, including financial projections and other financial and operating data prepared by Centennial's management;

     - discussed with Centennial's management, Centennial's past, current and future prospects;

     - compared selected financial and stock market information for Centennial and Solectron with similar information for selected companies whose securities are publicly traded;

     - reviewed the financial terms of selected recent business combinations which it deemed comparable in whole or in part;

     - reviewed the merger agreement; and

     - performed those other studies and analyses and considered those other factors as it deemed appropriate.

     In arriving at its opinion, H.C. Wainwright assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information reviewed by it for the purposes of providing its opinion, and did not assume any responsibility for independent verification of that information. H.C. Wainwright did not assume any responsibility for the independent valuation and appraisal of any of Centennial's assets and liabilities. With respect to financial projections, H.C. Wainwright assumed that they were reasonably prepared by Centennial's management on a basis reflecting the best currently available estimates and judgments of Centennial's future financial performance. H.C. Wainwright expresses no view as to those projections or the assumptions on which they were based. H.C. Wainwright's opinion was necessarily based upon financial, economic, market and other conditions as they existed on the date of its opinion.

     The projections furnished to H.C. Wainwright were prepared by Centennial's management. Centennial does not publicly disclose internal management projections of the type provided to H.C. Wainwright in connection with H.C. Wainwright's analysis of the merger, and those projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in those projections.

     Set forth below is a brief summary of the material financial analyses performed by H.C. Wainwright in connection with its opinion and reviewed with Centennial's board of directors on January 18, 2001.

     Analysis of Selected Publicly Traded Companies

     H.C. Wainwright compared selected financial information and commonly used valuation measurements for Centennial to corresponding information and measurements for a group of five publicly traded companies who met specified selection criteria (the SELECTED COMPANIES). Each of the Selected Companies was:

     - a manufacturer of memory and storage products;

     - whose products are manufactured primarily for the computer and communications industries; and

     - whose major customers include original equipment manufacturers (OEMs).

     Based on these criteria, the Selected Companies were:

     - Dataram Corporation

     - Integrated Silicon Solution

     - M-Systems Flash Disk

     - Simple Technology, Inc.

     - White Electronic Designs

     H.C. Wainwright analyzed the relative performance and value of Centennial by comparing selected publicly available financial data of Centennial with the Selected Companies, including multiples of:

     - market price to fully diluted earnings per share for the preceding twelve months;

     - market price to book value as of the latest available financial data;

     - adjusted market value (defined as common equity market valuation plus total debt and preferred stock less cash and cash equivalents) as a multiple of the preceding twelve months revenue;

     - adjusted market value as a multiple of the preceding twelve months EBITDA (defined as pretax income plus interest expense, less interest income, plus depreciation and amortization, excluding non-operating income and expense); and

     - adjusted market value as a multiple of the preceding twelve months EBIT (defined as pretax income plus interest expense, less interest income, excluding non-operating income and expense).

     To calculate the trading multiples, H.C. Wainwright used, for the Selected Companies, publicly available historical financial information concerning historical financial performance and earnings estimates reported by FactSet and Bloomberg, and for Centennial, historical financial information and projections provided by Centennial's management. H.C. Wainwright calculated the ratio of price per share to earnings for the preceding twelve months and book value as of the latest available financial data, and the ratio of adjusted market value to revenue, EBITDA and EBIT for the preceding twelve months, as set forth below:

---------------------------------------------------------------------------------------------------------------
                                                    MULTIPLES FOR CENTENNIAL         MULTIPLES FOR SELECTED
                                                       IMPLIED BY MERGER                    COMPANIES
                                                 --------------------------------------------------------------
                                                  AS REPORTED     AS ADJUSTED*        MEAN           MEDIAN
---------------------------------------------------------------------------------------------------------------
 Adjusted Market Value to Revenue                    1.5x             1.8x             1.6x            1.5x
---------------------------------------------------------------------------------------------------------------
 Adjusted Market Value to EBITDA                     7.1x            10.7x            13.8x           10.3x
---------------------------------------------------------------------------------------------------------------
 Adjusted Market Value to EBIT                       7.7x            10.7x            17.1x           12.1x
---------------------------------------------------------------------------------------------------------------
 Price to earnings per share                        10.0x            14.8x            17.3x           17.8x
---------------------------------------------------------------------------------------------------------------
 Price to book value per share                       4.3x             4.3x             3.7x            3.5x
---------------------------------------------------------------------------------------------------------------

* Excludes revenues from sales of electronic components, which Centennial considers non-recurring.

     Based on the multiples for the Selected Companies set forth in the table above, and other customary valuation methodologies utilized by H.C. Wainwright, H.C. Wainwright developed relevant multiple ranges for each of these valuation methods described in the table. Based on this information, H.C. Wainwright estimated that the implied enterprise value for Centennial in the merger based on this analysis was approximately between $102 million and $113 million. This compares to the transaction value of $110 million based on the closing price of Solectron common stock on January 18, 2001.

     None of the Selected Companies are identical to Centennial. Accordingly, H.C. Wainwright believes the analysis of publicly traded comparable companies is not simply mathematical in nature. Rather, this analysis involves complex considerations and qualitative judgments, reflected in H.C. Wainwright's opinion, concerning differences in financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies.

     Analysis of Selected Precedent Transactions

     H.C. Wainwright reviewed the financial terms, to the extent publicly available, of seventeen proposed, pending or completed merger and acquisition transactions since January 1, 1998, involving targets who were manufacturers of storage and/or memory products for the computer and communications industries (the STORAGE AND MEMORY PRODUCTS TRANSACTIONS) or manufacturers of printed circuit board and other electronic connector products for the computer and communication industries (the PRINTED CIRCUIT BOARD TRANSACTIONS).

     The Storage and Memory Products Transactions reviewed were:

------------------------------------------------------------------------------------------------
          DATE                          TARGET                             ACQUIROR
------------------------------------------------------------------------------------------------
 04/03/00                 Real World Electronics              VerticalNet
------------------------------------------------------------------------------------------------
 03/07/00                 VST Technologies                    SmartDisk
------------------------------------------------------------------------------------------------
 12/30/99                 INTC Flash Memory Division          Centennial Technologies
------------------------------------------------------------------------------------------------
 09/13/99                 SMART Modular Technologies          Solectron Corporation
------------------------------------------------------------------------------------------------
 05/04/98                 Electronic Designs                  Bowmar Instrument
------------------------------------------------------------------------------------------------
 10/01/98                 TI Memory Chip Division             Micron Technology
------------------------------------------------------------------------------------------------

     The Printed Circuit Board Transactions reviewed were:

------------------------------------------------------------------------------------------------
          DATE                          TARGET                             ACQUIROR
------------------------------------------------------------------------------------------------
 10/26/99                 Praegitzer Industries               Tyco International
------------------------------------------------------------------------------------------------
 10/03/00                 Robinson Nugent                     3M
------------------------------------------------------------------------------------------------
 03/16/00                 GSS Array Technology                ACT Manufacturing
------------------------------------------------------------------------------------------------
 07/03/00                 TNB -- Electronic OEM Unit          Tyco International
------------------------------------------------------------------------------------------------
 07/01/99                 ADFlex Solutions                    Innovex
------------------------------------------------------------------------------------------------
 08/05/99                 Termbray -- PCB Unit                Viasystems
------------------------------------------------------------------------------------------------
 11/02/98                 IMS Inc.                            Celestica
------------------------------------------------------------------------------------------------
 09/02/98                 Altron, Inc.                        Sanmina
------------------------------------------------------------------------------------------------
 06/02/98                 Sigma Circuits                      Tyco International
------------------------------------------------------------------------------------------------
 02/17/98                 Continental Circuits                Hadco Corporation
------------------------------------------------------------------------------------------------
 02/23/98                 LMT -- Commercial Electronics       Benchmark Electronics
------------------------------------------------------------------------------------------------

     H.C. Wainwright calculated for each of the Storage and Memory Products Transactions and the Printed Circuit Board Transactions, the ratio of transaction value (defined as equity value plus debt and preferred stock, less cash and cash equivalents) to revenue, EBITDA, EBIT and net income for the twelve month period prior to the announcement of the transaction and compared them to the corresponding transaction value ratios for Centennial implied by the merger (except in the case of net income, where H.C. Wainwright compared equity value, which H.C. Wainwright considers to be the industry practice). The following tables summarize the results of these analyses:

---------------------------------------------------------------------------------------------------------------
                                                    MULTIPLES FOR CENTENNIAL         MULTIPLES FOR SELECTED
                                                       IMPLIED BY MERGER                  TRANSACTIONS
          STORAGE AND MEMORY PRODUCTS            --------------------------------------------------------------
                 TRANSACTIONS                     AS REPORTED     AS ADJUSTED*        MEAN           MEDIAN
---------------------------------------------------------------------------------------------------------------
 Transaction value to revenue                         1.5x            1.8x             0.7x            0.6x
---------------------------------------------------------------------------------------------------------------
 Transaction value to EBITDA                          7.1x           10.7x            11.7x           11.0x
---------------------------------------------------------------------------------------------------------------
 Transaction value to EBIT                            7.7x           10.7x            13.8x           12.1x
---------------------------------------------------------------------------------------------------------------
 Equity Value to net income                          10.0x           14.8x            14.0x           11.9x
---------------------------------------------------------------------------------------------------------------

* Excludes revenues from sales of electronic components, which Centennial considers non-recurring.

     Based on the multiples for the Storage and Memory Products Transactions set forth in the table above, and other customary valuation methodologies utilized by H.C. Wainwright, H.C. Wainwright estimated that the implied enterprise value for Centennial in the merger based on this analysis was approximately between $91 million and $104 million. This compares to the transaction value of $110.2 million based on the closing price of Solectron common stock on January 18, 2001.

---------------------------------------------------------------------------------------------------------------
                                                    MULTIPLES FOR CENTENNIAL         MULTIPLES FOR SELECTED
                                                       IMPLIED BY MERGER                  TRANSACTIONS
             PRINTED CIRCUIT BOARD               --------------------------------------------------------------
                 TRANSACTIONS                     AS REPORTED     AS ADJUSTED*        MEAN           MEDIAN
---------------------------------------------------------------------------------------------------------------
 Transaction value to revenue                        1.5x             1.8x             0.9x            0.8x
---------------------------------------------------------------------------------------------------------------
 Transaction value to EBITDA                         7.1x            10.7x             7.6x            7.0x
---------------------------------------------------------------------------------------------------------------
 Transaction value to EBIT                           7.7x            10.7x            12.7x           11.6x
---------------------------------------------------------------------------------------------------------------
 Equity Value to net income                         10.0x            14.8x            20.7x           18.7x
---------------------------------------------------------------------------------------------------------------

* Excludes revenues from sales of electronic components, which Centennial considers non-recurring.

     Based on the multiples for the Printed Circuit Board Transactions set forth in the table above, and other customary valuation methodologies utilized by H.C. Wainwright, H.C. Wainwright estimated that the implied enterprise value for Centennial in the merger based on this analysis was approximately between $97 million and $108 million. This compares to the transaction value of $110 million based on the closing price of Solectron common stock on January 18, 2001.

     Transaction Premium Analysis

     H.C. Wainwright also calculated for selected Storage and Memory Products Transactions and Printed Circuit Board Transactions, the premiums or discounts to the acquired companies' per share market price one day prior to the announcement of the transaction, one week prior to the announcement of the transaction and four weeks prior to the announcement of the transaction. H.C. Wainwright excluded from this analysis any transaction which involved the sale of a division or unit or any transaction for which information was not available. The following table summarizes the results of this analysis:

----------------------------------------------------------------------------------------------------------
                                                               PREMIUM TO PRE-ANNOUNCEMENT STOCK PRICES
                                                            ----------------------------------------------
                  SELECTED TRANSACTIONS                         1 DAY           1 WEEK          4 WEEKS
----------------------------------------------------------------------------------------------------------
 Mean                                                         26.0   %         47.5  %         32.0  %
----------------------------------------------------------------------------------------------------------
 Median                                                       16.2   %         26.0  %         20.0  %
----------------------------------------------------------------------------------------------------------
 Centennial*                                                  30.9   %         45.3  %         31.5  %
----------------------------------------------------------------------------------------------------------

* Based on the per share market price on and one week and four weeks, respectively, prior to January 18, 2001.

     All multiples for these Storage and Memory Products Transactions and Printed Circuit Board Transactions were based on public information available at the time of announcement of that transaction, without taking into account differing market and other conditions during the two-year period during which these Storage and Memory Products Transactions and Printed Circuit Board Transactions occurred.

     Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between Centennial's operations and financial condition and those of the companies involved in these Storage and Memory Products Transactions and the Printed Circuit Board Transactions, H.C. Wainwright believes that a comparable transaction analysis is not simply mathematical in nature. Rather, this analysis involves complex considerations and qualitative judgments, reflected in H.C. Wainwright's opinion, concerning differences between the characteristics of these prior transactions and the merger that could affect the value of the these companies and businesses and Centennial.

     Exchange Ratio Analysis

     H.C. Wainwright also reviewed the ratios of the closing prices of Centennial common stock divided by the corresponding closing prices of Solectron common stock over various periods during the twelve month period ending January 18, 2001. H.C. Wainwright examined the premia represented by the exchange ratio over the averages of these daily ratios over various periods. The following table summarizes the results of this analysis.

           PERIOD ENDING             PERIOD AVERAGE         TRANSACTION PREMIUM TO
         JANUARY 18, 2001            EXCHANGE RATIO    PERIOD AVERAGE EXCHANGE RATIO(1)
         ----------------            --------------    --------------------------------
Last Twelve Months.................     0.3138x                     70.81%
Last 120 Days......................     0.3951x                     35.65%
Last 90 Days.......................     0.4190x                     27.93%
Last 60 Days.......................     0.4311x                     24.33%
Last 30 Days.......................     0.4003x                     33.91%
Last 20 Days.......................     0.3777x                     41.90%
Last 10 Days.......................     0.4026x                     33.13%
Last 5 Days........................     0.3958x                     35.43%
January 18, 2001...................     0.4096x                     30.85%

-------------------------
(1) Calculations based on an exchange ratio of 0.536.

Sources: Bloomberg and FactSet.

     Discounted Cash Flow Analysis

     H.C. Wainwright performed a discounted cash flow analysis for Centennial. H.C. Wainwright calculated the discounted cash flow value for Centennial as the sum of the net present values of (i) the estimated future cash flow that Centennial will generate for the years 2001 through 2006, plus (ii) Centennial's value at the end of that period. The estimated future cash flows were based on the financial projections and growth rates for Centennial for the years 2001 through 2006, both provided by Centennial's management. The following table summarizes the results of this analysis.

--------------------------------------------------------------------------------------------------------------
                                                                                       MULTIPLES IMPLIED BY
       DISCOUNTED CASH FLOW ANALYSIS                MULTIPLES FOR CENTENNIAL           DISCOUNTED CASH FLOW
                                                        IMPLIED BY MERGER                    ANALYSIS
                                             -----------------------------------------------------------------
                                                 AS REPORTED        AS ADJUSTED*         LOW          HIGH
--------------------------------------------------------------------------------------------------------------
 Transaction value to revenue                       1.5x                 1.8x            1.4x         1.6x
--------------------------------------------------------------------------------------------------------------
 Transaction value to EBITDA                        7.1x                10.7x            8.7x         9.8x
--------------------------------------------------------------------------------------------------------------
 Transaction value to EBIT                          7.7x                10.7x            8.7x         9.8x
--------------------------------------------------------------------------------------------------------------
 Equity Value to net income                         10.8x               14.8x           12.2x        13.6x
--------------------------------------------------------------------------------------------------------------

* Excludes revenues from sales of electronic components, which Centennial considers non-recurring.

     Based on the multiples described in the table above, and other customary valuation methodologies utilized by H.C. Wainwright, H.C. Wainwright estimated that the implied enterprise value for Centennial in the merger based on this analysis was approximately between $90 million and $101 million. This compares to the transaction value of $110 million based on the closing price of Solectron common stock on January 18, 2001.

     In arriving at its opinion, H.C. Wainwright performed a variety of financial analyses, the material portions of which are summarized above. The summary set forth above does not purport to be a complete description of the analyses performed by H.C. Wainwright or of H.C. Wainwright's presentation to Centennial's board of directors. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, the opinion is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion,

H.C. Wainwright did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, H.C. Wainwright believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all of the analyses and factors, could create an incomplete view of the process underlying its analyses set forth in its opinion.

     H.C. Wainwright's opinion does not imply any conclusion as to the likely trading range for Solectron's common stock after the date of its opinion or when issued to Centennial's stockholders in the merger. In performing its analyses, H.C. Wainwright made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Centennial and Solectron. Any estimates contained in those analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less than those estimates. Actual values will depend upon several factors, including changes in interest rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

     The terms of the merger were determined through negotiations between Centennial and Solectron and were approved by Centennial's board of directors. Although H.C. Wainwright provided advice to Centennial during the course of these negotiations, the decision to enter into the merger was solely that of Centennial's board of directors. As described above, the opinion and presentation of H.C. Wainwright to Centennial's board of directors were only one of a number of factors taken into consideration by Centennial's board of directors in making its determination to approve the merger agreement and the merger. H.C. Wainwright's opinion does not address the merits of the underlying decision by Centennial to enter into the merger agreement or to consummate the transactions contemplated by the merger agreement, and does not constitute a recommendation to any stockholder as to how that stockholder should vote on the merger agreement and the merger.

     Centennial selected H.C. Wainwright as its financial advisor in connection with the merger based on H.C. Wainwright's qualifications, expertise, reputation and experience in mergers and acquisitions. Centennial originally retained H.C. Wainwright pursuant to a letter agreement, dated August 23, 2000, as supplemented by a separate letter agreement with respect to the merger, dated December 26, 2000. Centennial agreed to pay H.C. Wainwright a $50,000 retainer in connection with its original retention. Under the December 26, 2000 letter agreement, Centennial agreed to pay H.C. Wainwright an additional financial advisory fee of $150,000 in connection with H.C. Wainwright's rendering of its opinion. Centennial has also agreed to pay H.C. Wainwright a transaction fee equal to between 1% and 2.5% of the aggregate consideration in the merger upon consummation of the merger. As of January 23, 2001, the date of the public announcement of the merger, the transaction fee payable to H.C. Wainwright would be approximately $2,990,000 based on the aggregate consideration. As the value of the aggregate consideration in the merger may be different at the time of the merger, the transaction fee payable may be higher or lower than this amount.

     Regardless of whether the merger is consummated, subject to the approval by Centennial in certain instances, Centennial has agreed to reimburse H.C. Wainwright for fees and disbursements of H.C. Wainwright's counsel and for H.C. Wainwright's travel and other out-of-pocket expenses incurred in connection with the merger. Centennial has also agreed to indemnify H.C. Wainwright and certain related persons to the full extent lawful against various liabilities, including liabilities under the federal securities laws arising out of its engagement or the merger.

     H.C. Wainwright is an internationally recognized investment banking firm experienced in providing advice in connection with merger and acquisitions and related transactions. In the ordinary course of its business, H.C. Wainwright may effect transactions, for its own account or for the account of customers, and hold at any time a long or short position in securities of Centennial or Solectron.

  INTERESTS OF CENTENNIAL'S DIRECTORS AND OFFICERS IN THE MERGER

     When you are considering the recommendation of Centennial's board of directors with respect to approving the merger agreement and the merger, you should be aware that some of the directors and executive officers of Centennial have interests in the merger and participate in arrangements that are different from, or are in addition to, those of Centennial stockholders generally. The Centennial board of directors was aware of these interests and considered them, among other matters, when it approved the merger agreement and the merger. These interests include the following:

     Accelerated Vesting of Options

     With limited exceptions, the vesting restrictions on all outstanding options held by directors and executive officers to purchase Centennial stock will accelerate, thereby causing such stock options to become fully vested and exercisable immediately prior to the closing of the merger. The aggregate number of shares of Centennial common stock issuable upon the exercise of unvested options held by directors and executive officers as of January 22, 2001, the date of the merger agreement, was 174,663 shares. Pursuant to the terms of the merger agreement, all options to purchase Centennial common stock will be assumed by Solectron in the merger and converted into options to purchase Solectron common stock. For further discussion about the treatment of Centennial options in the merger, see the section entitled "-- The Merger
Agreement -- Treatment of Centennial Stock Options" on page 61 of this document.

     Executive Employment, Severance and Retention Agreements

     On May 22, 2000, Centennial entered into an executive employment agreement with L. Michael Hone, Centennial's President and Chief Executive Officer. The executive employment agreement continues through May 22, 2003, and provides that it is to be automatically extended each year for additional one-year periods, unless Centennial gives prior notice of non-renewal. The executive employment agreement provides that Mr. Hone could be entitled to severance benefits following the merger. If, following the merger, Mr. Hone's employment is terminated for any reason, other than for disability or for cause, or if Mr. Hone terminates his employment for good reason (as defined in the executive employment agreement), then Mr. Hone is entitled to a severance payment that will be equal to the product of the sum of his current annual base salary and most recent annual bonus from Centennial, multiplied by the remaining term of the executive employment agreement. The severance payment generally would be made in the form of a lump sum cash payment. In addition, Centennial would also be obligated to provide Mr. Hone with all of the health and other insurance and other benefits to which he was entitled under his executive employment agreement for 36 months following his termination of employment. In the event that the severance payment would be subjected to the excise tax imposed by Section 4999 of the Internal Revenue Code, Centennial would be required to make a "gross up" payment to Mr. Hone to enable him to pay the excise taxes and all other taxes imposed on this gross-up payment.

     On April 11, 2000, Centennial entered into executive severance agreements with Richard N. Stathes (Executive Vice President, Worldwide Sales and Marketing), Jacques Assour (Senior Vice President, Operations), Richard J. Pulsifer (Vice President, Chief Financial Officer and Secretary) and Mary A. Gallahan (Vice President of Administration and Human Resources). Under each of the executive severance agreements, Centennial will be obligated to pay the covered executive officer a severance amount if Centennial, or its successor, terminates the employment of the executive officer without cause or if such executive officer terminates his or her employment for good reason. Under the executive severance agreement with Mr. Stathes, the severance amount will be equal to eighteen months of his base salary. Under the executive severance agreement with Dr. Assour, the severance amount will be equal to fifteen months of his base salary. Under the executive severance agreements with Mr. Pulsifer and Ms. Gallahan, the severance amount will be equal to twelve months of his or her base salary. The severance payments generally would be made either in the form of a lump sum cash payment or in bi-weekly installments, at the discretion of Centennial or its successor. If it terminated a covered executive without cause, Centennial, or its successor, would also be obligated to provide the covered executive with all of the health and other insurance benefits to which the covered executive was entitled at the time of his or her termination for a period of time equal to the number of months of salary included in the severance amount.

     During 1999, Centennial entered into retention agreements with Mr. Hone, Mr. Stathes, Dr. Assour, Mr. Pulsifer, Ms. Gallahan and John C. Nugent, Managing Director of Centennial Technologies

International Limited. The retention agreements continue through March 31, 2001 and provide that they are to be automatically extended each year for additional one-year terms unless Centennial gives prior notice of termination. The retention agreements provide that the covered executive officer could be entitled to certain severance benefits following the merger. If, following the merger, the executive officer's employment is terminated for any reason, other than for disability or for cause, or if such executive officer terminates his or her employment for good reason, then the executive officer is entitled to a severance payment that will be equal to the sum of the executive officer's highest annual base salary and highest annual bonus from Centennial during the five-year period prior to the merger, multiplied by a factor of 2.5 (or 3.0 in the case of Mr. Hone). The severance payments generally would be made in the form of a lump sum cash payment. In addition, Centennial would also be obligated to provide the covered executive with all of the health and other insurance benefits to which the covered executive was entitled at the time of his or her termination for 30 months following his or her termination of employment. In the event that any severance payments would be subjected to the excise tax imposed by Section 4999 of the Internal Revenue Code, Centennial would be required to make "gross up" payments to the affected executives to enable them to pay the excise taxes and all other taxes imposed on this gross-up payment.

     Any payments to Mr. Stathes, Dr. Assour, Mr. Pulsifer, Ms. Gallahan or Mr. Nugent under their retention agreements are in lieu of any payments to them under their executive severance agreements. Any payments to Mr. Hone under his retention agreement are in addition to any payments to him under his executive employment agreement. In the event that the employment of the executive officers is terminated immediately after the merger, it is estimated that, based on specific assumptions, the severance payments payable under these agreements, plus the value of the related benefits and vesting of unvested stock options, would be approximately $5,940,000 to Mr. Hone, $1,524,186 to Mr. Stathes, $1,197,385 to Dr. Assour, $889,329 to Mr. Pulsifer, $798,207 to Ms. Gallahan, and $919,615 to Mr. Nugent. Additionally, the gross-up payments are estimated to be approximately $3,317,500 to Mr. Hone, $721,750 for Mr. Stathes, $558,807 for Dr. Assour, $378,032 for Mr. Pulsifer, and $347,937 for Ms. Gallahan.

     Indemnification and Directors and Officers Insurance

     Centennial officers and directors are entitled to continuing indemnification against some liabilities by virtue of provisions contained in Centennial's certificate of incorporation, by-laws and the merger agreement. Unless required by applicable law, for a period of six years following the completion of the merger, Solectron has agreed to cause Centennial's certificate of incorporation and bylaws to contain exculpation and indemnification provisions that are at least as favorable to Centennial's current directors and officers as were in effect on the date that the merger agreement was signed. The merger agreement also provides that Centennial may purchase either a new directors' and officers' insurance policy or a "tail" under Centennial's existing policy to provide the currently covered directors and officers of Centennial with liability insurance coverage for six years following the completion of the merger for actions and omissions prior to the completion of the merger. In addition, the merger agreement requires that Solectron honor the existing indemnification agreements between Centennial and its directors and officers. On January 12, 2001, Centennial entered into indemnification agreements with each of its directors and executive officers which provide the covered directors and officers with indemnification rights, including the right to be advanced payments for incurred expenses in some circumstances. Centennial believes that the terms of the indemnification agreements are generally customary and in line with those indemnification provisions other similar public companies provide to their directors and officers.

CONSIDERATION OF THE MERGER BY SOLECTRON'S BOARD OF DIRECTORS

     The Solectron board of directors approved the merger agreement and the merger because it determined that the combined company would have the potential to realize a stronger competitive position and improved long-term operating and financial results. In particular, the Solectron board of directors believes that the merger will allow Solectron and Centennial the opportunity to:

     - provide existing and new customers a more complete range of products and services;

     - capitalize on the strength of some industries served by Centennial;

     - benefit from combining established customer and supplier relationships of both companies;

     - leverage manufacturing and production resources and PC card manufacturing technology; and

     - cross-sell products into each other's installed customer base.

     The Solectron board of directors also believes that the merger will contribute to the success of the combined companies because:

     - the merger offers the opportunity to better serve the demands of many customers who order small quantities of products, which segment of the business is often more profitable than serving few customers who order significant quantities of such products; and

     - the merger will further strengthen Solectron's pool of sales and engineering talent.

     After taking into account these and other factors, the Solectron board of directors unanimously determined that the merger agreement and the merger were in the best interests of Solectron and its stockholders and that Solectron should enter into the merger agreement and complete the merger.

THE MERGER AGREEMENT

  STRUCTURE OF THE MERGER

     Under the terms of the merger agreement, Centers will be merged with and into Centennial, and Centennial will survive the merger as a wholly-owned subsidiary of Solectron.

  COMPLETION AND EFFECTIVENESS OF THE MERGER

     We will complete the merger when all of the conditions to completion of the merger contained in the merger agreement have been satisfied or waived. The merger will become effective upon the filing of a certificate of merger with the State of Delaware. Centennial and Solectron expect to file the certificate of merger shortly following the special meeting of Centennial stockholders at which the merger agreement and the merger will be considered and voted upon.

     We are working toward satisfying these conditions and completing the merger as quickly as possible. We currently plan to complete the merger during the second calendar quarter of 2001. Because the merger is subject to governmental and regulatory approvals and other conditions, some of which are beyond our control, we cannot predict the exact timing.

  CONVERSION OF CENTENNIAL SERIES B CONVERTIBLE PREFERRED STOCK IN THE MERGER

     In connection with the acquisition of a flash memory card business of Intel Corporation, Centennial issued 60,000 shares of series B convertible preferred stock, par value $0.01 per share. The series B convertible preferred stock converts at a ratio of 10 to 1 and has a liquidation preference value of $80.00 per preferred share. The series B convertible preferred stock is not redeemable and ranks senior to Centennial common stock and to all other classes or series of equity securities of Centennial which by their terms do not rank senior to Centennial's series A junior participating preferred stock. The preferred stock shares are entitled to a number of votes in any matter submitted to the stockholders of Centennial equal to the number of shares of Centennial common stock into which they are then convertible.

     The holders of Centennial series B convertible preferred stock are entitled to receive, when and if declared by the board of directors of Centennial, dividends in the same amount per share as would be payable on the number of shares of Centennial common stock into which the preferred stock is then convertible, payable in preference and in priority to any payment of any cash dividend on common stock or any other class of stock or series thereof.

     As of -, 2001 the 60,000 shares of series B convertible preferred stock represent 600,000 shares, or approximately 15.1% of Centennial's total voting shares.

     At the effective time of the merger, each such share of Centennial series B convertible preferred stock issued and outstanding immediately prior to the merger will be canceled and extinguished and automatically converted into the right to receive $80.00 in cash (payable in U.S. currency in immediately available funds) pursuant to the terms of the merger agreement and Centennial's certificate of designation of rights, preferences and terms of the series B convertible preferred stock.

     If all of the shares of series B convertible preferred stock were converted prior to the merger, they could be converted into 600,000 shares of Centennial common stock. Alternatively, if all these shares remain outstanding at the time of the merger, they would convert in to the right to receive an aggregate of $4.8 million in cash from Solectron.

     Neither Centennial nor Solectron can predict if the holder of the series B convertible preferred stock will exercise the right to convert prior to the effective time of the merger. If the shares are converted into Centennial common stock prior to the merger, such shares of Centennial common stock will be treated as all other Centennial common stock shares outstanding and will be entitled to have such shares converted into the right to receive that number of Solectron common stock shares as determined pursuant to the merger agreement.

  CONVERSION OF CENTENNIAL COMMON STOCK IN THE MERGER

     At the effective time of the merger, by virtue of the merger and without any action on the part of Solectron, Centers, Centennial or any of their respective securityholders, each outstanding share of Centennial common stock issued and outstanding immediately prior to the effective time will be canceled and extinguished and automatically converted into the right to receive a fixed number of shares of Solectron common stock based on an exchange ratio to be calculated at the completion of the merger.

     Assuming that all of Centennial's series B convertible preferred stock is converted into Centennial common stock prior to the merger, the exchange ratio for Centennial common stock in the merger will be calculated by dividing 2,960,000 by the sum of all shares of Centennial common stock outstanding immediately prior to the effective time of the merger (including the number of shares of Centennial common stock issued upon the conversion of Centennial's outstanding series B convertible preferred stock and shares of Centennial common stock issued upon the exercise of all purchase rights outstanding under Centennial's employee stock purchase plan and shares of Centennial common stock issuable upon the exercise of Centennial stock options outstanding immediately prior to the effective time of the merger). In the event that all of Centennial's outstanding series B convertible preferred stock is not converted into Centennial common stock prior to the merger, the exchange ratio for the merger will be calculated in the same manner except that the numerator in the calculation of the exchange ratio will be 2,960,000 minus a quotient, the numerator of which is the product of $80.00 times the number of shares of Centennial's series B convertible preferred stock outstanding immediately prior to the effective time of the merger, and the denominator of which is the average closing price of Solectron common stock during the five trading days prior to the effective time of the merger, as reported on the New York Stock Exchange.

     Based upon Centennial's capitalization on the date of this document and assuming that all of Centennial's series B convertible preferred stock is converted into Centennial common stock prior to the effective time of the merger, the exchange ratio for the merger would be approximately 0.536. Based upon Centennial's capitalization on the date of this document, assuming that none of Centennial's series B convertible preferred stock is converted into Centennial common stock prior to the effective time of the merger, and further assuming that the average closing price of Solectron common stock during the five trading days prior to the effective time of the merger is equal to the closing price of Solectron common stock on the date prior to the date of this document (i.e., $29.50), the exchange ratio for the merger would be approximately 0.569. These examples are based upon assumptions that may or may not be accurate at the effective time of the merger. The actual exchange ratio for Centennial common stock in the merger may differ from these examples.

     The exchange ratio for the merger will also be adjusted to reflect the effect of any forward stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Solectron common stock or Centennial common stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like changes with respect to Solectron common stock or Centennial common stock occurring prior to the effective time of the merger.

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     Each share of Centennial common stock held by Centennial, Solectron,
Centers or any direct or indirect wholly-owned subsidiary of Solectron immediately prior to the effective time of the merger will be canceled and extinguished.

  FRACTIONAL SHARES

     No fractional shares of Solectron common stock will be issued in connection with the merger. In lieu of a fraction of a share of Solectron common stock each holder of Centennial common stock who would otherwise be entitled to receive a fraction of a share of Solectron common stock will receive an amount of cash, without interest, and rounded to the nearest cent, determined by multiplying such fraction by the average closing price of a share of Solectron common stock for the five most recent days that Solectron common stock has traded ending on the trading day immediately prior to the effective date of the merger, as reported on the New York Stock Exchange.

  EXCHANGE OF CENTENNIAL STOCK CERTIFICATES FOR SOLECTRON STOCK CERTIFICATES

     Promptly after the effective time of the merger, if you are the holder of a Centennial stock certificate EquiServe Trust, N.A., the exchange agent for the merger, will mail to you a letter of transmittal and instructions for surrendering your Centennial stock certificates in exchange for Solectron stock certificates, cash in lieu of a fractional share of Solectron common stock and any dividends or other distributions, if any, to which you are or may be entitled, or in the case of a holder of Centennial's series B convertible preferred stock, the $80.00 per share cash consideration payable in respect of Centennial preferred stock. When you deliver your Centennial stock certificates to EquiServe Trust, N.A. along with any required documents, your Centennial stock certificates will be canceled and, if you are a holder of Centennial common stock, you will receive Solectron stock certificates representing the number of full shares of Solectron common stock to which you are entitled under the merger agreement, or if you are a holder of Centennial series B convertible preferred stock, you will receive a check payable in the amount of the aggregate cash consideration payable to you in connection with the merger. If you are a holder of Centennial common stock, you will also receive payment in cash, without interest, in lieu of any fractional shares of Solectron common stock which would have been otherwise issuable to you as a result of the merger, and any dividends or other distributions to which you may be entitled.

     YOU SHOULD NOT SUBMIT YOUR CENTENNIAL STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE INSTRUCTIONS FROM THE EXCHANGE AGENT FOR THE MERGER.

     You are not entitled to receive any dividends or other distributions on Solectron common stock with a record date after the merger is completed until you have surrendered your Centennial stock certificates in exchange for Solectron stock certificates. Promptly after your Solectron stock certificates are issued, you will receive payment for any dividend or other distribution on Solectron common stock with a record date after the merger and a payment date prior to the date you surrender your Centennial stock certificates.

     Solectron will only issue a Solectron stock certificate in a name other than the name in which a surrendered Centennial stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership of the shares of Centennial common stock formerly represented by such Centennial stock certificate, and show that you paid any applicable stock transfer taxes.

     If your Centennial stock certificate has been lost, stolen or destroyed, you may be required to deliver an affidavit and a lost certificate bond as a condition to receiving your Solectron stock certificate or the preferred cash consideration, as applicable.

  CENTENNIAL'S REPRESENTATIONS AND WARRANTIES

     Centennial made a number of customary representations and warranties to Solectron in the merger agreement regarding aspects of its business, financial condition, structure and other facts pertinent to the merger. These representations and warranties include representations as to:

     - the corporate organization and qualification to do business of Centennial and its subsidiaries;

     - the certificates of incorporation and bylaws of Centennial and its subsidiaries;
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

     - Centennial's capitalization;

     - authorization of the merger agreement by Centennial;

     - regulatory and third party approvals required to complete the merger;

     - the obligations of Centennial under applicable laws in connection with the merger;

     - compliance with applicable laws by Centennial and its subsidiaries;

     - permits required to conduct Centennial's business and compliance with those permits;

     - Centennial's filings and reports with the Securities and Exchange Commission;

     - Centennial's financial statements;

     - Centennial's liabilities;

     - changes in Centennial's business since December 23, 2000 and actions taken by Centennial since December 23, 2000;

     - litigation involving Centennial;

     - Centennial's employee benefit plans;

     - Centennial's labor relations;

     - information supplied by Centennial in this document and the related registration statement filed by Solectron;

     - the absence of restrictions on the conduct of Centennial's business;

     - title to the properties Centennial owns and leases;

     - Centennial's taxes;

     - environmental matters pertaining to Centennial;

     - payments required to be made by Centennial to brokers and agents in connection with the merger;

     - intellectual property matters pertaining to Centennial;

     - Centennial's material contracts;

     - Centennial's insurance coverage;

     - the fairness opinion received by Centennial from H.C. Wainwright & Co., Inc.;

     - approvals by the Centennial board of directors in connection with the merger;

     - the vote of Centennial stockholders required to adopt and approve the merger agreement and approve the merger;

     - Centennial's ability to account for prior transactions as a "pooling of interests,"

     - Centennial's ability to treat the merger as a "reorganization" for federal income tax purposes; and

     - the inapplicability of the merger with respect to Centennial's rights agreement.

     The representations and warranties of Centennial contained in the merger agreement expire at the completion of the merger.

  SOLECTRON'S REPRESENTATIONS AND WARRANTIES

     Solectron and Centers have made a number of customary representations and warranties to Centennial in the merger agreement regarding aspects of Solectron's business, financial condition, structure and other facts pertinent to the merger. These representations and warranties include representations as to:

     - the corporate organization and qualification to do business of Solectron and its subsidiaries;

     - the certificate of incorporation and bylaws of Solectron and its subsidiaries;

     - Solectron's capitalization;

     - authorization of the merger agreement by Solectron and Centers;

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

     - regulatory and third party approvals required to complete the merger;

     - the obligations of Solectron under applicable laws in connection with the merger;

     - Solectron's filings and reports with the Securities and Exchange Commission;

     - Solectron's financial statements;

     - changes in Solectron's business since August 31, 2000;

     - information supplied by Solectron in this document and the related registration statement filed by Solectron; and

     - litigation involving Solectron.

     The representations and warranties of Solectron and Centers contained in the merger agreement expire at the completion of the merger.

     The representations and warranties contained in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles II and III of the merger agreement entitled "Representations and Warranties of Company" and "Representations and Warranties of Parent and Merger Sub," respectively.

  CENTENNIAL'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     Under the terms of the merger agreement, Centennial agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless Solectron consents in writing, Centennial will:

     - carry on its business in the usual, regular and ordinary course, in substantially the same manner as it was conducted prior to the date of the merger agreement and in compliance with all applicable laws;

     - pay its debts and taxes when due;

     - pay or perform other material obligations when due; and

     - use its commercially reasonable efforts consistent with past practices and policies to:

      - preserve intact its present business organization;

      - keep available the services of its present officers and employees;

      - preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings; and

      - notify Solectron in the event that any employee of Centennial or any of its subsidiaries is terminated or resigns.

     Under the terms of the merger agreement, Centennial also agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless Solectron consents in writing or specific notification procedures are followed by Centennial, Centennial will comply with certain specific restrictions relating to the operation of its business, including restrictions relating to the following:

     - changes with respect to Centennial restricted stock and stock options;

     - the granting or amendment of severance and termination payments;

     - the transfer or license of intellectual property;

     - the declaration or payment of dividends or other distributions on Centennial capital stock;

     - the repurchase, redemption or acquisition of Centennial capital stock;

     - the split, combination or reclassification of Centennial capital stock;

     - the issuance of capital stock;

     - the modification of the certificate of incorporation or bylaws of Centennial or its subsidiaries;

     - the acquisition of the other business entities;

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

     - the entering into of joint ventures, strategic partnerships or alliances;

     - the sale, lease, license and disposition of assets;

     - the incurrence of indebtedness;

     - the adoption or amendment of employee benefit plans;

     - the entering into of employment or collective bargaining agreements, payment of bonuses or increasing compensation rates;

     - payment or settlement of liabilities;

     - waivers or modifications to existing confidentiality agreements;

     - expenditures outside the ordinary course of business in excess of $25,000;

     - modification of material contracts or waivers of material rights under material contracts;

     - the entry into or modification of product licenses;

     - changes in accounting policies and procedures;

     - the incurrence of obligations with respect to purchase or sales orders in excess of $250,000, and other agreements in excess of $100,000;

     - taking any action that could reasonably be expected to jeopardize the treatment of the merger as a "reorganization" under Section 368(a) of the Internal Revenue Code;

     - settlement of litigation; and

     - the making of certain tax elections.

     The agreements related to the conduct of Centennial's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read Article IV of the merger agreement entitled "Conduct Prior to the Effective Time."

  SOLECTRON'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     Under the terms of the merger agreement, Solectron agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless Centennial consents in writing, Solectron will not engage in any action that could reasonably be expected to cause the merger to fail to qualify as a "reorganization" under Section 368(a) Internal Revenue Code.

  MATERIAL COVENANTS

     Solicitations by Centennial; Withdrawal of Recommendation by Centennial Board of Directors

     Under the terms of the merger agreement, Centennial agreed to cease, as of the date of the merger agreement, any and all existing activities, discussions or negotiations with any parties other than Solectron conducted prior to the date of the merger agreement with respect to any Acquisition Proposal.

     Under the terms of the merger agreement, an Acquisition Proposal is any offer or proposal relating to an Acquisition Transaction (other than an offer or proposal from Solectron), and an Acquisition Transaction is any transaction or series of related transactions (other than the merger) involving any of the following:

     - the acquisition or purchase from Centennial by any person or group of more than a 15% interest in the total outstanding voting securities of Centennial or any of its subsidiaries;

     - any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of Centennial or any of its subsidiaries;

     - any merger, consolidation, business combination or similar transaction involving Centennial in which the stockholders of Centennial immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

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

     - any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, acquisition or disposition of more than 15% of the assets of Centennial; or

     - any liquidation or dissolution of Centennial.

     Until the merger is completed or the merger agreement is terminated, under the terms of the merger agreement Centennial further agreed that neither it nor any of its subsidiaries will (nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any of their investment bankers, attorneys or other advisors or representatives to):

     - solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal;

     - subject to certain limited exceptions applicable upon receipt of a Superior Offer, as described below, participate in any discussions or negotiations regarding, or furnish non-public information with respect to, any Acquisition Proposal;

     - take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Acquisition Proposal;

     - subject to certain limited exceptions applicable upon receipt of a Superior Offer, as described below, engage in discussions with any person with respect to any Acquisition Proposal;

     - subject to certain limited exceptions in the event of a Superior Offer, as discussed below, approve, endorse or recommend any Acquisition Proposal; or

     - enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction.

     Any violation of any of the restrictions described in the preceding paragraph by any officer or director of Centennial or any of its subsidiaries, or any investment banker, attorney or other advisor or representative of Centennial or any of its subsidiaries is deemed to be a breach of the relevant restriction by Centennial.

     Under the terms of the merger agreement, Centennial has agreed to inform Solectron, as promptly as practicable, of any request received by Centennial for non-public information that Centennial reasonably believes would lead to an Acquisition Proposal, or of any Acquisition Proposal, or any inquiry received by Centennial with respect to or which Centennial reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Centennial further agreed to use reasonable efforts to keep Solectron informed in all material respects of the status and details, including material amendments or proposed amendments, of any such request, Acquisition Proposal or inquiry.

     Centennial is expressly permitted, however, to furnish non-public information regarding Centennial and its subsidiaries to, and to enter into a confidentiality agreement with or discussions with, any person or group in response to a Superior Offer submitted by the person or group, and not withdrawn, if all of the following conditions are met:

     - neither Centennial nor any of its representatives, or subsidiaries has breached the non-solicitation provisions contained in the merger agreement described above;

     - the board of directors of Centennial concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Centennial board of directors to comply with its fiduciary duties to Centennial's stockholders under applicable law;

     - at least three business days prior to furnishing any such information to, or entering into discussions or negotiations with, the person or group, Centennial gives Solectron written notice of the identity of such person or group and of Centennial's intention to furnish information to, or enter into discussion or negotiations with, such person or group, and Centennial receives from such person or group an executed confidentiality agreement containing customary limitations on the use and

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

       disclosure of all non-public written and oral information furnished to such person or group by or on behalf of Centennial; and

     - contemporaneously with furnishing any non-public information to the person or group, Centennial furnishes the same non-public information to Solectron, to the extent such non-public information has not been previously furnished by Centennial to Solectron.

     Under the terms of the merger agreement, a Superior Offer is an unsolicited, bona fide, written offer from a third party to consummate any of the following transactions on terms that the board of directors of Centennial determines, in its reasonable judgment, based on the advice of a financial advisor of nationally recognized reputation, to be more favorable to the Centennial stockholders from a financial point of view than the terms of the merger:

     - a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Centennial pursuant to which the stockholders of Centennial immediately preceding such transaction hold less than a majority of the equity interests in the surviving or resulting entity of such transaction;

     - the acquisition by any person or group, including by way of a tender or exchange offer or issuance by the Company, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the outstanding shares of Centennial's capital stock; or

     - a sale or other disposition by Centennial of substantially all of its assets.

     Under the terms of the merger agreement, the Centennial board of directors is permitted to withdraw, amend or modify its unanimous recommendation in favor of the merger only if:

     - a Superior Offer is made and not withdrawn;

     - neither Centennial nor any of its representatives has breached the non-solicitation provisions of the merger agreement described above; and

     - the board of directors of Centennial concludes in good faith, after consultation with its outside counsel that, in light of the Superior Offer, the withdrawal, amendment or modification of its recommendation is required in order for the Centennial board of directors to comply with its fiduciary duties to Centennial's stockholders under applicable law.

     Centennial must give Solectron at least 72 hours notice of the commencement of the change to the unanimous recommendation of the board of directors, and provide Solectron with the opportunity to meet with Centennial and its counsel. In addition, under the terms of the merger agreement, Centennial has agreed to provide Solectron with at least 48 hours prior notice (or such lesser prior notice as provided to the Centennial board of directors, but in no event less than eight hours) of any meeting of the Centennial board of directors at which the Centennial board of directors is reasonably expected to consider a Superior Offer. Furthermore, Centennial has agreed to provide Solectron with at least three business days prior written notice of a meeting of the Centennial board of directors at which the Centennial board of directors is reasonably expected to recommend a Superior Offer to Centennial's stockholders (together with a copy of the definitive documentation relating to such Superior Offer).

     Regardless of whether there has been a Superior Offer, and regardless of whether the Centennial board of directors withdraws, amends or modifies its unanimous recommendation in favor of the merger, Centennial is obligated, under the terms of the merger agreement, to hold and convene the special meeting of Centennial stockholders at which the merger agreement and the merger will be considered and voted upon.

     Employee Matters

     Under the terms of the merger agreement, Solectron agreed that, after the completion of the merger, it will:

     - provide Centennial employees who remain after the merger with the types and levels of benefits provided by Solectron to similarly situated employees of Solectron;
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

     - honor the existing terms of those employment, retention, termination, severance, change of control, post-employment and other compensation agreements, arrangements and plans specified in the merger agreement; and

     - not terminate any Centennial employees who have accepted employment with Solectron or any of its subsidiaries, other than for cause, within 60 days following the completion of the merger.

     Solectron further agreed that if any Centennial employee becomes a participant in any Solectron employee benefit plan, the employee will be given credit under the plan for all service with Centennial prior to the merger, and prior to the time the employee becomes a participant in the plan, for purposes of eligibility (including waiting periods), and vesting, but not for benefit accrual (except vacation accrual), provided that such service credit will not result in the duplication of benefits.

     Other Covenants

     Under the terms of the merger agreement, each of Solectron and Centennial have also agreed, prior to the effective time of the merger, except as specifically permitted or contemplated by the merger agreement, to:

     - use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated by the merger agreement;

     - promptly notify the other of any breach in any material respect of any representation or warranty contained in, or failure to comply in any material respect with any covenant, condition or agreement to be complied with or satisfied by it under, the merger agreement;

     - use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective in the most expeditious manner practicable the merger and transactions contemplated by the merger agreement and to assist and cooperate with each other in doing such things, including:

       - taking all reasonable acts necessary to cause the conditions to the completion of the merger to be satisfied;

       - taking all actions or nonactions necessary to obtain any necessary waivers, consents, approvals, orders and authorizations by or from any governmental entity or third party required and taking all reasonable steps to avoid any suit, claim, action, investigation or proceeding by any governmental entity;

       - defending all lawsuits or other legal proceedings challenging the merger agreement or the consummation of the merger; and

       - executing or delivering any additional instruments reasonably necessary to consummate the transactions contemplated by the merger agreement.

     The agreements related to the conduct of Centennial and Solectron prior to the closing of the merger are complicated and not easily summarized. You are urged to carefully read Article V of the merger agreement entitled "Additional Agreements."

  TREATMENT OF CENTENNIAL STOCK OPTIONS

     Upon completion of the merger, each outstanding option to purchase Centennial common stock, whether vested or unvested, will be assumed by Solectron and become an option to purchase that number of shares of Solectron common stock equal to the number of shares of Centennial common stock issuable upon the exercise of such Centennial stock option, multiplied by the exchange ratio for the merger, rounded down to the nearest whole number of shares. The per share exercise price of each such Centennial stock option will be adjusted to an exercise price equal to the per share exercise price of such Centennial stock option divided by the exchange ratio for the merger, rounded up to the nearest whole cent. All other terms of each Centennial stock option will be unchanged by the merger. As of -, 2001, options to purchase approximately 1,542,968 shares of Centennial common stock were outstanding in the aggregate under the various Centennial stock option plans.
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

     Solectron will file a registration statement on Form S-8 to register the shares of Solectron common stock issuable upon the exercise of Centennial stock options assumed by Solectron within 15 business days after the effective time of the merger.

  TREATMENT OF RIGHTS UNDER CENTENNIAL EMPLOYEE STOCK PURCHASE PLAN

     Under the terms of the merger agreement, Centennial's employee stock purchase plan will be terminated as of the effective time of the merger. Outstanding purchase rights under the Centennial employee stock purchase plan will be exercised on the business day immediately prior to the effective time of the merger, and each share of Centennial common stock purchased pursuant to such exercise will be converted into the right to receive a number of shares of Solectron common stock equal to the exchange ratio for the merger.

  CONDITIONS TO COMPLETION OF THE MERGER

     The obligations of Solectron and Centennial to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following conditions:

     - the merger agreement must have been adopted and approved, and the merger must have been approved, by the requisite stockholders of Centennial;

     - Solectron's registration statement on Form S-4 of which this document forms a part must have been declared effective, no stop order suspending its effectiveness may be in effect and no proceedings for suspension of its effectiveness may be pending before or threatened in writing by the Securities and Exchange Commission;

     - no law, regulation or order may have been enacted or issued which has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

     - all applicable waiting periods under applicable antitrust laws must have expired or been terminated, and all material foreign antitrust approvals required to be obtained prior to the merger must have been obtained;

     - each of Solectron and Centennial must have received from their respective tax counsel an opinion to the effect that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. However, if counsel to either Solectron or Centennial does not render this opinion, this condition will be satisfied if counsel to the other party renders the opinion to such party; and

     - the shares of Solectron common stock to be issued in the merger must have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

     Centennial's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions:

     - each of Solectron's and Centers' representations and warranties must have been true and correct as of January 22, 2001, and must continue to be true and correct on and as of the date the merger is to be completed as if made on such date, except:

      - to the extent Solectron's and Centers' representations and warranties address matters only as of a particular date, they must be true and correct only as of that date;

      - to the extent that any inaccuracies of such representations and breaches of such warranties do not in any case, or in the aggregate, have a material adverse effect on Solectron and Centers; or

      - for changes contemplated by the merger agreement;

     - Solectron and Centers must have performed or complied in all material respects with all of their agreements and covenants required by the merger agreement to be performed or complied with by Solectron and Centers; and

     - no material adverse effect on Solectron may have occurred.

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

     Solectron's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions:

     - each of Centennial's representations and warranties must have been true and correct as of January 22, 2001, and must continue to be true and correct on and as of the date the merger is to be completed as if made on such date, except:

      - to the extent Centennial's representations and warranties address matters only as of a particular date, they must be true and correct only as of that date;

      - to the extent that any inaccuracies of such representations and breaches of such warranties do not in any case, or in the aggregate, have a material adverse effect on Centennial; or

      - for changes contemplated by the merger agreement;

     - Centennial must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Centennial;

     - Centennial shall have obtained all consents, waivers and approvals required by specific contracts identified in the merger agreement;

     - each of the affiliate agreements contemplated by the merger agreement, as described below, must have been delivered and must be in full force and effect; and

     - no material adverse effect on Centennial may have occurred.

  TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated in accordance with its terms at any time prior to completion of the merger, whether before or after the adoption and approval of the merger agreement and approval of the merger by Centennial's stockholders:

     - by mutual written consent duly authorized by the boards of directors of Solectron and Centennial;

     - by Solectron or Centennial, if the merger is not completed before April 30, 2001 (or June 30, 2001, in the event that the registration statement on Form S-4 is reviewed by the Securities and Exchange Commission), except that either party's right to terminate the merger agreement under this provision will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before such dates, and such action or failure to act constitutes a breach of the merger agreement;

     - by Solectron or Centennial, if any governmental authority has issued an order, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger and which is final and nonappealable;

     - by Solectron or Centennial, if Centennial's stockholders fail to adopt and approve the merger agreement and approve the merger at the Centennial special meeting or at any adjournment or postponement of that meeting, except that either party's right to terminate the merger agreement under this provision is not available to Centennial where the failure to obtain stockholder approval was caused by Centennial's action or failure to act which constitutes a breach by Centennial of the merger agreement;

     - by Centennial, upon a breach of any representation, warranty, covenant or agreement on the part of Solectron in the merger agreement, or if any of Solectron's representations or warranties are or become untrue such that the condition to Centennial's obligation to complete the merger relating to the continued accuracy of Solectron's representations and warranties would not be satisfied. However, if the breach or inaccuracy is curable by Solectron through the exercise of its commercially reasonable efforts, and Solectron continues to exercise such commercially reasonable efforts, Centennial may not terminate the merger agreement for 30 days after delivery of written notice to Solectron of the breach. If the breach or inaccuracy is cured during those 30 days, or if Centennial shall otherwise be in material breach of the merger agreement, Centennial may not terminate the merger agreement under this provision;

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

     - by Solectron, upon a breach of any representation, warranty, covenant or agreement on the part of Centennial set forth in the merger agreement, or if any of Centennial's representations or warranties are or become untrue such that the condition to Solectron's obligation to complete the merger relating to the continued accuracy of Centennial's representations and warranties would not be satisfied. However, if the breach or inaccuracy is curable by Centennial through the exercise of its commercially reasonable efforts, and Centennial continues to exercise such commercially reasonable efforts, Solectron may not terminate the merger agreement for 30 days after delivery of written notice to Centennial of the breach. If the breach or inaccuracy is cured during those 30 days, or if Solectron shall otherwise be in material breach of the merger agreement, Solectron may not terminate the merger agreement under this provision;

     - by Solectron, if Centennial has breached the provisions of the merger agreement that prohibit the solicitation of, and discussions and negotiations with respect to, Acquisition Proposals; or

     - by Solectron, if a Triggering Event shall have occurred.

     Under the terms of the merger agreement, a TRIGGERING EVENT is deemed to have occurred if:

     - Centennial's board of directors withdraws, amends or modifies in a manner adverse to Solectron, its unanimous recommendation in favor of the adoption and approval of the merger agreement or the approval of the merger;

     - Centennial fails to include in this document the unanimous recommendation of Centennial's board of directors in favor of the adoption and approval of the merger agreement and the approval of the merger;

     - Centennial's board of directors approves or recommends any Acquisition Proposal;

     - Centennial enters into any letter of intent or similar agreement, contract or commitment accepting any Acquisition Proposal; or

     - a tender or exchange offer relating to the securities of Centennial is commenced by a person unaffiliated with Solectron, and Centennial does not send to its securityholders within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Centennial recommends rejection of such tender or exchange offer.

  PAYMENT OF TERMINATION FEE

     Under the terms of the merger agreement, Centennial must pay Solectron a termination fee of $4,825,000, within one business day after demand by Solectron, if the merger agreement is terminated by Solectron upon the occurrence of a Triggering Event or following a breach by Centennial of the provisions of the merger agreement that prohibit the solicitation of, and discussions and negotiations with respect to, an Acquisition Proposal.

     Further, under the terms of the merger agreement, Centennial must pay to Solectron a termination fee of $4,825,000 if the merger agreement is terminated by Solectron or Centennial because the merger is not consummated by April 30, 2001 (or June 30, 2001, if the registration statement on Form S-4 of which this document forms a part is reviewed by the Securities and Exchange Commission) or because Centennial's stockholders do not adopt and approve the merger agreement and approve the merger, and any of the following have occurred:

     - after January 22, 2001 and prior to the termination of the merger agreement, a third party has announced an Acquisition Proposal and within nine months following the termination of the merger agreement a Company Acquisition is consummated; or

     - after January 22, 2001 and prior to the termination of the merger agreement, a third party has announced an Acquisition Proposal and within nine months following the termination of the merger agreement Centennial enters into an agreement or letter of intent providing for a Company Acquisition.

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

     The termination fee is payable within one day of demand by Solectron in the case of the first bullet point above, or within one business day following the consummation of the Company Acquisition referred to in the second bullet point above.

     Under the terms of the merger agreement, a COMPANY ACQUISITION consists of any of the following:

     - a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Centennial pursuant to which the stockholders of Centennial immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of the transaction;

     - a sale or other disposition by Centennial of assets representing in excess of 50% of the aggregate fair market value of Centennial's business immediately prior to such sale; or

     - the acquisition by any person or group, including by way of a tender offer or an exchange offer or issuance by Centennial, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Centennial.

  EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     Solectron and Centennial may amend the merger agreement before completion of the merger by mutual written consent.

     Either Solectron or Centennial may extend the other party's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

  DEFINITION OF MATERIAL ADVERSE EFFECT

     Under the terms of the merger agreement, a MATERIAL ADVERSE EFFECT on either Solectron or Centennial is defined to mean any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole. However, under the terms of the merger agreement, none of the following will be deemed to constitute a material adverse effect on any entity:

     - any change, event, violation, inaccuracy, circumstance or effect relating to the United States economy or United States financial markets in general;

     - any change, event, violation, inaccuracy, circumstance or effect that results from changes affecting any of the industries in which such entity operates or conducts business and not specifically related to, or having a materially disproportionate effect (relative to most other industry participants) on, such entity; or

     - any change, event, violation, inaccuracy, circumstance or effect resulting from the return of specified Centennial's inventory to Hitachi, the write-off of Hitachi controllers on Centennial's financial statements, books and records, or the write down of Hitachi flash memory components to its fair market value in accordance with generally accepted accounting principles.

  EXPENSES

     Except with respect to the termination fee described above, each party will pay all fees and expenses it incurs in the merger, except that Solectron will pay all fees and expenses (other than the fees and expenses of Centennial's attorneys and accountants) incurred in connection with the filing with the Securities and Exchange Commission of the registration statement on Form S-4 of which this document forms a part and any antitrust filing fees, and Centennial will pay all fees and expenses (other than the fees and expenses of Solectron's attorneys and accountants) incurred in connection with the printing and mailing of this document.

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

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     In the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Solectron, and Goodwin Procter LLP, counsel to Centennial, the following is a summary of the material U.S. federal income tax consequences of the merger generally applicable to Centennial stockholders. This discussion is based on existing provisions of the Internal Revenue Code, existing treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Solectron, Centennial or Centennial stockholders as described herein.

     We do not discuss all U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances. Factors that could alter the tax consequences of the merger to you include:

     - if you are a dealer in securities;

     - if you are subject to the alternative minimum tax provisions of the Internal Revenue Code;

     - if you are a non-U.S. person or entity;

     - if you are a financial institution or insurance company;

     - if you acquired your shares in connection with stock option or stock purchase plans or in other compensatory transactions;

     - if you hold Centennial common stock as part of an integrated investment, including a "straddle," comprised of shares of Centennial common stock and one or more other positions; or

     - if you hold Centennial common stock subject to the constructive sale provisions of Section 1259 of the Internal Revenue Code.

     This discussion assumes you hold your shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

     In addition, we do not discuss the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger, whether or not any such transactions are undertaken in connection with the merger, including without limitation any transaction in which Centennial shares are acquired or shares of Solectron common stock are disposed of, or the tax consequences to holders of options, warrants or similar rights to acquire Centennial common stock. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF THE MERGER.

     Completion of the merger is conditioned upon receipt by Solectron and Centennial of opinions from their respective counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Goodwin Procter LLP, that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In the event that this opinion requirement is waived as a result of a material change in the tax consequences of the merger from those expressed in this tax consequences section, a revised tax consequences section will be prepared and distributed to Centennial stockholders as part of a revised document in connection with resoliciting stockholder approval for the merger.

     The tax opinions contained herein and the tax opinions to be provided at the completion of the merger will be rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions, including factual representations contained in certificates of officers of Solectron and Centennial. These tax opinions will also be based upon the Internal Revenue Code, existing treasury regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect.

     With respect to Centennial common stockholders, including a holder of Centennial series B convertible preferred stock who converts its series B convertible preferred stock into Centennial common stock prior to the effective time of the merger, who hold their Centennial common stock as a capital asset,

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

qualification of the merger as a reorganization within the meaning of Section 368 of the Internal Revenue Code will result in the following federal income tax consequences:

     - you will not recognize any gain or loss upon your receipt of Solectron common stock in the merger, except on cash received for a fractional share of Solectron common stock;

     - the aggregate tax basis of the Solectron common stock received by you in the merger, including any fractional share of Solectron common stock not actually received, will be the same as the aggregate tax basis of the Centennial common stock surrendered in exchange therefor;

     - the holding period of the Solectron common stock received by you in the merger will include the period for which the Centennial common stock surrendered in exchange therefor was considered to be held;

     - cash payments received by you for a fractional share of Solectron common stock will be treated as if such fractional share had been issued in the merger and then redeemed by Solectron. You will recognize gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the basis in such fractional share; and

     With respect to a holder of Centennial series B convertible preferred stock (who does not convert to Centennial common stock prior to the effective time of the merger), the merger will result in your recognition of taxable gain or loss with respect to each share of Centennial series B convertible preferred stock surrendered equal to the difference between your basis in such shares and the $80.00 cash you receive with respect to such share.

     Solectron, Centers and Centennial will not recognize gain or loss solely as a result of the merger.

     Neither Solectron nor Centennial will request a ruling from the Internal Revenue Service in connection with the merger. The tax opinions do not bind the Internal Revenue Service and do not prevent the Internal Revenue Service from successfully asserting a contrary opinion.

ACCOUNTING TREATMENT OF THE MERGER

     Solectron intends to account for the merger using the "purchase" method.

REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE MERGER

     The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, under which a transaction cannot be completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the waiting periods expire or are terminated. In addition, the merger may be subject to various foreign antitrust laws, some of which may require us to make filings with foreign antitrust authorities. We have made the required filings with the Department of Justice and the Federal Trade Commission, and received early termination of the mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act on February 13, 2001. We intend to make required foreign antitrust filings, and will not be permitted to complete the merger until we have obtained all necessary approvals from foreign antitrust authorities under all material applicable foreign antitrust laws.

     However, the Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds after termination of the mandatory waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest. Other persons, including any state or private person, could also take action under applicable antitrust laws, including seeking to enjoin the merger. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, we will prevail.

     Neither Solectron nor Centennial is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate law of Delaware.

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

RESTRICTIONS ON SALES OF SOLECTRON COMMON STOCK BY AFFILIATES OF CENTENNIAL

     The shares of Solectron common stock to be issued in connection with the merger have been registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of Solectron common stock issued to any person who is deemed to be an "affiliate" of either Solectron or Centennial. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of either of Solectron or Centennial and may include some of our officers and directors, as well as our principal stockholders. Affiliates may not sell their shares of Solectron common stock acquired in connection with the merger except pursuant to:

     - an effective registration statement under the Securities Act covering the resale of those shares;

     - an exemption under paragraph (d) of Rule 145 under the Securities Act; or

     - any other applicable exemption under the Securities Act.

     Solectron's registration statement on Form S-4, of which this document forms a part, does not cover the resale of shares of Solectron common stock to be received by any person in the merger.

LISTING ON THE NEW YORK STOCK EXCHANGE OF SOLECTRON COMMON STOCK TO BE ISSUED IN THE MERGER

     Solectron has agreed to cause the shares of Solectron common stock to be issued in the merger to be approved for listing on the New York Stock Exchange before the completion of the merger, subject to official notice of issuance.

DELISTING AND DEREGISTRATION OF CENTENNIAL COMMON STOCK AFTER THE MERGER

     When the merger is completed, Centennial common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act.

DISSENTERS' RIGHTS OF APPRAISAL

     Under Delaware corporate law, holders of Centennial common stock and holders of Solectron common stock are not entitled to dissenters' rights of appraisal in connection with the merger because, on the record date, Centennial common stock was designated and quoted for trading on the Nasdaq National Market and will be converted into shares of Solectron common stock which at the effective time of the merger will be listed on the New York Stock Exchange.

OTHER MATERIAL AGREEMENTS RELATING TO THE MERGER

  VOTING AGREEMENT

     In connection with the execution of the merger agreement, stockholders of Centennial who together hold approximately 1.9% of the voting power of Centennial's voting shares, each executed voting agreements with Solectron dated as of January 22, 2001. These stockholders include all of Centennial's directors and executive officers.

     In the voting agreements, these Centennial stockholders agreed to:

     - vote their shares in favor of the approval and adoption of the merger, the merger agreement, each other transaction contemplated by the merger agreement and in favor of any action required in furtherance of the consummation of the merger;

     - vote against any matter that could reasonably be expected to result in a breach of any covenant, representation, warranty or other obligation of Centennial contained in the merger agreement or could reasonably be expected to result in any of the conditions to the obligations of Centennial under the merger agreement not being satisfied or fulfilled;

     - execute any documents necessary or desirable in order to effect the intent of the voting agreement; and

     - grant, and did grant, Solectron irrevocable proxies to vote their shares as required by the voting agreement.

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

     Furthermore, each of these stockholders agreed not to:

     - sell, transfer, pledge, encumber, grant an option with respect to or otherwise dispose any interest in its shares of voting securities of Centennial, including Centennial stock options, unless the transferee of the voting securities agrees to be bound by the terms of the voting agreement and delivers a proxy to Solectron;

     - deposit its shares of voting securities of Centennial into a voting trust or grant any proxy or enter into a voting agreement or arrangement with respect to such shares;

     - enter into any agreement or commitment, with respect to the sale, transfer, pledge, encumbrance, grant of an option with respect to or other disposition of any of the voting securities of Centennial unless the transferee of the voting securities agrees to be bound by the terms of the voting agreement and delivers a proxy to Solectron.

     The voting agreement terminates upon the earliest to occur of:

     - the closing of the transactions contemplated by the merger agreement; and

     - the date the merger agreement is terminated in accordance with its terms.

     The form of voting agreement is attached to this document as Annex B, and you are urged to read it in its entirety.

  AFFILIATE AGREEMENTS

     As a condition to Solectron's entering into the merger agreement, each member of the Centennial board of directors and executive officers of Centennial are required to enter into affiliate agreements with Solectron. Under the terms of the affiliate agreements, Solectron will be entitled to place appropriate legends on the certificates evidencing any Solectron common stock to be received by these persons and to issue stop transfer instructions to the transfer agent for the Solectron common stock. Additionally, these persons have acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Solectron common stock to be received by them in the merger.

OPERATIONS AFTER THE MERGER

     Following the merger, Centennial will continue its operations as a wholly-owned subsidiary of Solectron for some period of time. The membership of Solectron's board of directors will remain unchanged as a result of the merger. The stockholders of Centennial will become stockholders of Solectron, and their rights as stockholders will be governed by the Solectron restated certificate of incorporation, as currently in effect, the Solectron bylaws and the laws of the State of Delaware. See the section entitled "Comparison of Rights of Holders of Centennial Common Stock and Series B Convertible Preferred Stock and Solectron Common Stock" beginning on page 90 of this document.

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

                          INFORMATION ABOUT CENTENNIAL

     Centennial Technologies, Inc. and its subsidiaries focus on the design, manufacture and marketing of PC cards for industrial and commercial purposes. Centennial's main customers typically are original equipment manufacturers
(OEMs) and value added resellers. There exists a wide range of markets for Centennial's products, including:

     - Communications -- network routers, base stations for wireless telephones and code and data storage for local area networks;

     - Transportation -- navigation/global positioning systems and vehicle diagnostic tests;

     - Mobile Computing and Office Automation -- hand-held data collection terminals, notebook computers and personal digital assistants;

     - Medical -- blood gas analysis systems, defibrillators, hand-held glucometers and holter devices; and

     - Consumer OEM -- sewing machines and digital cameras.

     A sample of the more than 250 original equipment manufacturers that use Centennial's products are Compaq Computer; Nortel Networks; Lucent Technologies; 3 Com; Cisco Systems; Solectron; Jabil Circuit; Symbol Technologies; Intermec Technologies; and United Parcel Service.

     In 1987, Centennial began operations and focused on developing and commercializing font cartridges for laser printers. In 1992, Centennial began to design, manufacture and market cards that met the specifications agreed upon by the Personal Computer Memory Card International Association (PCMCIA). These cards have become universally known as PC cards. Thereafter, Centennial gradually de-emphasized and later ceased the marketing and sales of font cartridges and began to focus on the growing PC card market for data storage. In 1994, Centennial re-incorporated in Delaware.

     On December 29, 1999 Centennial acquired the flash memory card business of Intel Corporation which complimented and enhanced Centennial's current product line. The consideration for this transaction was approximately $2.0 million in cash, a $4.0 million promissory note and 60,000 shares of series B convertible preferred stock. Through this transaction, Centennial acquired a variety of Intel's PC card families, and related inventory, including the following lines:

     - Series 2;

     - Value Series 100 and 200; and

     - Miniature Card Families (Series 100 and 200).

INDUSTRY OVERVIEW

     In recent years, digital computing and processing have expanded beyond the boundaries of desktop computer systems to include a broader array of electronic systems. Today, digital computing and processing can be found in many diverse types of products such as:

     - mobile communication systems;

     - network switches;

     - medical devices;

     - navigation systems;

     - cellular telephones;

     - portable computers;

     - digital cameras; and

     - portable data collection terminals.

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

     From a reliability and efficiency standpoint these products are better served by PC cards than by traditional hard drive and floppy disk storage solutions. In particular, the following characteristics make PC cards better suited:

     - high shock and vibration tolerance;

     - low power consumption; and

     - small size and high access speed.

     PC cards are fully encapsulated to protect against environmental hazards such as temperature variations and repetitive handling.

     Centennial believes that demand for PC cards will continue to increase as a result of:

     - more uniform and expanded adoption of PCMCIA standards by electronic equipment manufacturers;

     - the inclusion of PC card slots on next generation electronic devices; and

     - the development of PC cards offering new applications.

     In addition, Centennial believes that the acceptance of portable computers and the growing market surrounding hand-held computers and personal digital assistants (PDAs), which use PC cards for storage and other applications, may stimulate demand for Centennial's products.

BUSINESS STRATEGY

     As an independent company, Centennial's goal is to become a leading worldwide provider of PC card-based solutions to OEMs in the following industries:

     - communications;

     - transportation;

     - mobile computing; and

     - medical and consumer OEM industries.

     To reach this goal Centennial intends to:

     - Offer Comprehensive PC Card-Based Solutions. Centennial offers an extensive PC card product line, which includes the following related value-added services:

      - in-house design expertise;

      - on-site technical and customer support;

      - flexible manufacturing, including the ability to make small production runs with minimum down time;

      - private packaging and labeling;

      - programming and testing capabilities;

      - rapid order turnaround; and

      - just-in-time delivery programs.

          By offering comprehensive solutions for OEM PC card requirements, from design to shipment, Centennial has attempted to carve for itself a competitive advantage in the PC card market.

     - Focus on OEM Customers. Centennial markets products and services to OEMs and value added resellers who sell products for applications within Centennial's target industries. Centennial's intention is to achieve higher gross margins and customer loyalty by serving the OEM market rather than consumer markets. Centennial believes these advantages exist due to the requirements for value-added services, such as design expertise, programming and prototype development. In addition, Centennial believes that serving OEMs provides exposure to new technologies and emerging applications. This, in turn, should enable Centennial to respond to technological advances and anticipate changes in market conditions.
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

     - Provide Flexible and High Quality Manufacturing Solutions. As technology has changed, Centennial has upgraded and automated its manufacturing facilities to expand and enhance its in-house production capacity. By manufacturing its own PC cards, Centennial can offer more flexible production schedules to its customers. This is particular helpful as OEMs often require the delivery of a number of different products within a short time frame. Centennial's PC card manufacturing facility in Wilmington, Massachusetts is ISO 9001 certified. ISO 9001 certification is based on numerous aspects of Centennial's business, including manufacturing, purchasing, human resources, engineering and research.

CENTENNIAL PRODUCTS, TECHNOLOGY AND DEVELOPMENTS

     Centennial's PC cards may contain one or more of the following components:

     - memory chips, such as flash memory and static random access memory, for storage capacity;

     - input/output chips for transmitting and receiving data; and

     - memory chips with programmed software and other devices used in applications such as sewing machines and telecommunications equipment.

     Centennial typically works with OEMs to design application-specific PC cards. This allows Centennial to develop and design PC cards for specific industries or commercial application. The following are some of the applications in which Centennial's PC cards are used:

        INDUSTRY                                  APPLICATIONS
        --------                                  ------------
Communications..........  Centennial's products are used for storage in certain wireless telephone base stations, network routers and
                          switches.
Transportation..........  Centennial's products are used in navigation systems, such as Global Positioning Satellite equipment used in rental
                          cars and fleets of vehicles operated by corporations,
                          emergency and rescue vehicles, airplanes, ships and military vehicles. These systems interpret signals from a dedicated network of satellites that circle the Earth, providing data on the position, direction, altitude and speed of an object.
                          Centennial also develops PC cards used to interact with
                          on-board information systems embedded in air, marine and
                          land based vehicles.
Mobile Computing and
  Office Automation.....  Centennial's products are used for supplemental data storage in portable computing devices, such as laptop computers,
                          handheld computers, and personal digital assistance. Office automation products, such as laser printers, fax machines
                          and desktop computers also employ Centennial's products for supplemental data storage.
Medical.................  Centennial's products are used to store patient data from medical monitoring and diagnostic equipment, including:
                          - blood gas analysis systems;
                          - defibrillators; and
                          - hand-held glucometers.
Consumer OEM............  Centennial's products are used by OEMs who design and sell various consumer products, such as sewing machines and
                          digital cameras. In these particular applications, PC cards are used to store digital image and embroidery pattern
                          information.

     Centennial also manufactures and provides other products that do not meet the PCMCIA specifications, but which are based on flash memory technology. Flash memory devices do not require power to retain data, are re-programmable and are extremely reliable. Because of these advantages, flash memory solutions have grown in popularity and become more prevalent in equipment requiring data storage. Centennial believes that other flash based products which it manufactures provide Centennial's customers with flexible alternatives to address data storage and processing requirements. Examples of these flash memory products include:

     - single in-line memory modules (SIMMs);

     - dual in-line memory modules (DIMMs);

     - small form factor flash cards;

      - miniature cards;

      - compact flash cards; and

     - custom modules.

     Single in-line flash memory modules and dual in-line flash memory modules are types of compact circuit board assemblies consisting of flash memory devices and related circuitry. Electronic systems increasingly employ these types of memory modules as building blocks in system design. These allow OEMs to configure a system with a variety of different levels of memory, which enable OEMs to price their products progressively through a number of price-points or develop applications with a single module that can be easily upgraded.

     Small form factor flash cards are removable flash memory modules that fit into small electronic devices. For example, these cards can be used in compact digital cameras. These cards are similar to PC cards because they are made with existing flash memory technology with modified mechanical packaging and electrical connections. Specific types of small form factor flash cards that are offered by Centennial include:

     - The CompactFlash(TM) (a trademark of SanDisk Corporation) is based on the standard endorsed by the CompactFlash Association, an industry organization established to promote uniform standards for compact flash cards, of which Centennial is a member. CompactFlash consists of a smaller housing than standard PC cards and uses internal technology which is able to save large amounts of data very quickly.

     - The compact linear flash (CLF(TM)) card, is based upon a design promoted by Centennial. The CLF(TM) card consists of the same size housing as the CompactFlash housing but is better suited for code storage applications.

     - The MiniatureCard(TM) housing is smaller than the other CompactFlash products and uses a different form of connectors.

     - Custom modules are products created at the request of the OEM that fall within the parameters of our product line but are not part of our standard product offering.

SALES AND MARKETING

     Centennial targets industrial and commercial applications for PC cards primarily in the communications, transportation, mobile computing, medical and consumer OEM industries. Centennial primarily markets its products through its direct sales force, independent manufacturer representatives and distributors. Additionally, Centennial utilizes the internet, industry publications and trade shows in its marketing efforts. Centennial's customer service staff operates from its main office in Wilmington, Massachusetts. Field sales representatives conduct business from Centennial's main office, and remote offices, including Centennial's sales office in Cheshire, England. The sales to Centennial's OEM customers are typically made pursuant to purchase orders. Centennial's sales staff and engineers will often work with OEM's to design and engineer PC cards to the customer's requirements. This often results in providing custom-designed PC cards for specific applications. Centennial believes interaction with these customers provides exposure to emerging technologies in applications, facilitating a proactive approach to product design. The U.S. sales team reports to the Executive Vice President of Worldwide Sales and Marketing. The sales force is compensated based on both salary and commission.

     Centennial generally enters into individual purchase orders with its customers. Presently Centennial does not have any fixed long-term volume commitments from any of its significant customers. While in fiscal 1999, Nortel Networks directly represented in excess of 10% of Centennial's sales, in fiscal 2000 no customer represented more than 10% of Centennial's sales. However, during fiscal 1999, Nortel Networks engaged several contract manufacturers to complete the final assembly of a majority of its products for which Centennial has historically supplied PC cards. Nortel Networks, combined with these contract manufacturers, represented 18% of Centennial's sales in fiscal 2000, including revenues attributable to the flash memory card business acquired from Intel. For the nine months ended December 23, 2000, Solectron represented 12% of Centennial's sales.

ENGINEERING AND PRODUCT DEVELOPMENT

     Centennial's engineering and design efforts are directed towards products for which it believes there is a growing and profitable market. In particular, Centennial seeks to meet the requirements of its target market OEM customers by applying the latest available technology and the PC card design and engineering know-how gained from Centennial's focus on its primary markets. Centennial provides engineering and design support to many of its customers in order to help integrate its products into OEM equipment. OEMs often require PC cards for new applications within Centennial's target markets. Centennial has developed and maintained a library of several hundred successful designs. The library is routinely used to leverage Centennial's ability to address new OEM business opportunities in a timely fashion. The extensive library of released designs affords Centennial with a broad array of solutions for its customers including addressing new product requirements with a preexisting design. Maintaining an extensive line of card and module product designs allows Centennial to send samples, including new OEM customer requirements, expeditiously.

     All new designs are driven by our extensive knowledge of the OEM market, flexibility, design for manufacture and reliability. These factors, coupled with utilizing high engineering practices, enable Centennial to react quickly to changing market conditions such as component allocation and obsolescence.

COMPETITION

     The market for PC cards and related products is intensely competitive. Centennial's competitors include the following companies:

     - M-Systems Flash Disk Pioneers Ltd.;

     - SanDisk Corporation;

     - Simple Technologies, Inc.;

     - SMART Modular Technologies, Inc.;

     - Viking Components, Inc.; and

     - White Electronic Designs Corporation.

     Centennial also competes with electronic component manufacturers who manufacture PC cards, including Hitachi Semiconductor, Inc., Mitsubishi Electric Corporation and Sharp Electronics Corporation. These competitors may have the ability to manufacture products at lower cost than Centennial. Centennial believes that its ability to compete successfully depends on a number of factors, including the following:

     - product quality and performance;

     - provision of competitive design capabilities;

     - timing of new product introductions by Centennial, its customers and competitors;

     - order turnaround;

     - timely response to advances technology;

     - production efficiency;

     - general market and economic conditions;

     - ability to obtain raw materials;

     - number and nature of Centennial's competitors in a given market; and

     - price.

RAW MATERIALS AND PRODUCT COMPONENTS

     Centennial purchases some key components from sources that are the only supplier of that component. Furthermore, a customer may require a component that can only be produced by one vendor. Centennial does not maintain long-term supply agreements with its vendors. The inability to develop alternative sources for these single source components or to obtain sufficient quantities of components could result in delays or reductions in product shipments, or higher prices for these components, or both, any of which could materially and adversely affect its business, financial condition and results of operations. No assurance can be given that one or more of Centennial's vendors will not reduce supplies to Centennial.

EMPLOYEES

     As of December 23, 2000, Centennial had 150 full-time employees, of whom 8 were executive officers, 24 were involved in sales and marketing, 18 were involved with engineering and product development, 15 were involved with administration and 85 were involved in manufacturing. None of Centennial's employees are represented by a labor union.

PROPERTIES

     Centennial maintains its principal executive offices, research and development and ISO 9001 certified manufacturing operations in a 34,000 square foot leased facility in Wilmington, Massachusetts. Centennial currently pays rent of approximately $25,000 per month pursuant to a lease that expires on April 30, 2002. The lease contains an option to renew for an additional five-year period. The lease provides for annual rent increases of 4% and provides that Centennial pays to its landlord, as additional rent, its pro rata share of certain operational and maintenance costs at the facility during the term of the lease.

     Centennial conducts business through leased sales offices in the United States and its United Kingdom office located in Cheshire, England. Centennial believes that its facilities are adequate for its current needs and that adequate facilities for expansion, if required, are available at competitive rates.

LEGAL PROCEEDINGS

     From time to time, Centennial is party to legal proceedings arising out of the normal course of business. Management of Centennial does not believe that any such legal proceedings, either individually or in the aggregate, will have a material adverse effect on Centennial's business, financial condition or results of operations. In addition, Centennial has been or is party to other litigation as summarized below.

  CLASS ACTION LITIGATION

     Centennial has been party to various class action lawsuits which were commenced principally during fiscal 1997 and 1998. A substantial number of the participants in these class action lawsuits participated in settlements with Centennial that became effective during fiscal 1999. The following discusses the history of these class action lawsuits, together with the settlements that were entered into principally in fiscal 1999.

     Since the announcement on February 11, 1997 that Centennial was undertaking an inquiry into the accuracy of its prior reported financial results, and that preliminary information had raised questions as to whether reported results contained material misstatements, approximately 40 purported class action lawsuits were filed in or transferred to the United States District Court for the District of Massachusetts. These complaints asserted claims against Centennial and its board of directors, officers and former independent accountants, among others, under certain federal and state laws. These class action lawsuits were purportedly brought by and on behalf of purchasers of Centennial's common stock (1) between Centennial's initial public offering on April 12, 1994 and February 10, 1997 or (2) on February 25, 1997.

     On February 9, 1998, these class action lawsuits were consolidated (the CONSOLIDATED LITIGATION) and the lead counsel representing the plaintiffs in the Consolidated Litigation filed a Stipulation of Settlement (the SETTLEMENT AGREEMENT), whereby Centennial and certain of its officers and directors would be released from liability arising from the allegations included in the Consolidated Litigation. In return, Centennial paid the plaintiffs in the Consolidated Litigation $1.475 million in cash and issued to these plaintiffs 854,300 shares or 37% of Centennial common stock. Centennial also adopted certain corporate governance policies and procedures. The Settlement Agreement became effective on July 20, 1998. All shares issued in connection with the Consolidated Litigation are included in the weighted average shares outstanding calculation from July 20, 1998 forward.

     A number of class members elected not to participate in the Settlement Agreement described above. In September 1999, Centennial reached an agreement with a number of these parties. In return, Centennial paid $500,000 in cash to settle these claims (the ADDITIONAL SETTLEMENT AGREEMENT). For the remaining parties who did not participate in the Settlement Agreement or the Additional Settlement Agreement, Centennial believes that the applicable Federal statute of limitations has likely expired and that it does not have material exposure to these parties. During fiscal 2000, Centennial revised its estimate of the allocation between cash and common stock of the $20 million provision for settlement of all such shareholder litigation recorded during fiscal 1997 related to the class action litigation. Accordingly, Centennial reclassified certain amounts in fiscal 2000 from the original settlement reserve to accrued liabilities, representing the Additional Settlement Agreement described above and a remaining estimate of the probable costs to be incurred in connection with the remaining parties not a party to the Settlement Agreement or the Additional Settlement Agreement. In fiscal 2000, Centennial made a partial payment of $188,000 in settlement of certain of these claims. In December 2000, Centennial paid the remaining amount of $312,000.

     In fiscal 2000, the plaintiffs in the Consolidated Litigation reached an agreement with Centennial's former Interim Chief Executive Officer, Lawrence J. Ramaekers, and his employer, Jay Alix & Associates (JAY ALIX), regarding the plaintiffs' alleged claims against them. In fiscal 2000, Centennial paid Jay Alix and Mr. Ramaekers $1.0 million for legal fees incurred and Jay Alix and Mr. Ramaekers released any and all claims against Centennial, its directors and and its affiliates.

  SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

     In February 1997, Centennial was notified that the Boston District Office of the Securities and Exchange Commission was conducting an investigation of it. Centennial cooperated fully with the Securities and Exchange Commission. On September 26, 2000, Centennial entered into an administrative proceeding fully resolving the issues arising from the conduct of former members of Centennial's senior management and the restatement of certain financial statements.

  WEBSECURE LITIGATION

     On and after March 26, 1997, several complaints were filed against WebSecure, certain officers, directors and underwriters of WebSecure, and Centennial in the United States District Court for the District of Massachusetts by plaintiffs purporting to represent classes of shareholders who purchased stock of WebSecure, Inc. between December 5, 1996 and February 27, 1997. The claims against Centennial included alleged violations of Sections 11 and 15 of the Securities Act of 1933 (the WEBSECURE SECURITIES LITIGATION). In fiscal 1997, Centennial established a reserve of $1.2 million in connection with the expected settlement of this litigation.

     In fiscal 2000, Centennial settled the WebSecure Securities Litigation in return for the issuance of 43,125 shares of Centennial common stock, of which 14,375 shares had been issued as of March 31, 2000 and the payment of $50,000 for notice and administrative costs. In fiscal 2000, Centennial revised the estimate of the expected cost to resolve this matter based on the final settlement amounts, which resulted in income of $940,000. All shares to be issued in connection with this settlement are included in the weighted average shares outstanding calculation from September 17, 1999 forward. On January 8, 2001, the remaining 28,750 shares were issued.

  OTHER

     On May 12, 2000, Centennial received a complaint from Mr. Dennis M. O'Connor alleging that he is owed approximately $485,000 in connection with legal services provided by O'Connor, Broude & Aronson prior to May 12, 1997. Because of the early stage of this litigation, Centennial is not able to make an assessment as to its likely outcome.

     On July 13, 2000, Centennial received a complaint from Mr. Thomas L. DePetrillo alleging that he was owed approximately $1,000,000 in connection with securities that Mr. DePetrillo claims were not delivered on a timely basis. This lawsuit includes allegations substantially identical to those asserted by Mr. DePetrillo in a lawsuit filed against Centennial in July 1998. In October 2000, Centennial settled the complaint from Mr. DePetrillo with a cash payment of $375,000.

     On February 2, 2001, Centennial was notified of a complaint filed against it by Onyx, Inc. Onyx served as one of Centennial's exclusive sales representatives for certain products in five New England states during the mid-1990's. Onyx alleges that Centennial failed to provide it with an appropriate accounting of commissions due it and failed to pay all commissions due. Because of the early stage of this litigation, Centennial is unable to make an assessment as to its likely outcome.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Centennial's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses. Centennial believes that all of the carrying amounts approximate fair value.

                CENTENNIAL SELECTED CONSOLIDATED FINANCIAL DATA

     The table below presents selected historical consolidated financial data of Centennial. When you read this historical financial data, it is important that you read along with it the historical consolidated financial statements and related notes included in this document beginning on page F-1, as well as the section entitled "Centennial Management's Discussion and Analysis of Financial Condition and Results of Operations of Centennial" beginning on page 79 of this document. The selected historical consolidated financial data of Centennial as of March 31, 1998 and 1997 and June 30, 1996, and the years ended March 31, 1997 and June 30, 1996, and for the nine months ended March 31, 1997 and 1996 have been derived from consolidated financial statements not included herein. Operating results for the nine months ended December 23, 2000 are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 31, 2001.

CONSOLIDATED STATEMENT OF OPERATIONS DATA (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):

                                             NINE MONTHS                                                      NINE MONTHS ENDED
                                         ENDED DECEMBER 23,            FISCAL YEARS ENDED MARCH 31,               MARCH 31,
                                      -------------------------   ---------------------------------------   ----------------------
                                         2000          1999        2000      1999       1998       1997       1997        1996
                                      -----------   -----------   -------   -------   --------   --------   --------   -----------
Net sales:
  PC cards and related products.....    $49,621       $22,881     $35,580   $27,633   $ 28,263   $ 39,907   $ 28,263     $21,768
  Electronic components.............      8,768            --          --        --         --         --         --          --
                                        -------       -------     -------   -------   --------   --------   --------     -------
    Net sales.......................     58,389        22,881      35,580    27,633     28,263     39,907     28,263      21,768
Cost of goods sold..................     34,712        14,902      25,040    18,968     23,683     33,213     24,453      21,018
                                        -------       -------     -------   -------   --------   --------   --------     -------
  Gross profit......................     23,677         7,979      10,540     8,665      4,580      6,694      3,810         750
Operating expenses:
  Research and development..........      1,646         1,069       1,887       750        838      1,369      1,061       1,126
  Selling, general and
    administrative..................      8,026         5,326       6,673     6,132      9,957      8,416      7,318       2,705
                                        -------       -------     -------   -------   --------   --------   --------     -------
  Operating income (loss)...........     14,005         1,584       1,980     1,783     (6,215)    (3,091)    (4,569)     (3,081)
Other income (expense):
  Loss on investment activities.....     (1,700)           --          --      (733)   (14,065)   (16,689)   (14,096)        (69)
  Gain (loss) on disposal of
    equipment.......................         52          (345)       (343)       --         --         --         --          --
  Special investigation costs.......         --            --          --        --       (597)    (3,673)    (3,673)         --
  Provision for settlement of
    shareholder litigation..........         --            --          --        --         --    (20,000)   (20,000)         --
  Provision for loss on inventory
    subject to customer dispute.....         --            --          --        --     (1,841)        --         --          --
  Proceeds from resolution of
    customer dispute................         --            --          --     1,600         --         --         --          --
  Other.............................         --           940         940        --         --         --         --          --
  Other income (expense)............         --            39          46      (132)      (258)        --         --          --
  Net interest income (expense).....        (23)          230         185       344        (56)      (234)      (391)       (174)
                                        -------       -------     -------   -------   --------   --------   --------     -------
  Income (loss) before income taxes
    and equity in earnings of
    affiliate.......................     12,334         2,448       2,808     2,862    (23,032)   (43,687)   (42,729)     (3,324)
Equity in earnings of affiliate.....         --            --          --        --        423        959        959          --
                                        -------       -------     -------   -------   --------   --------   --------     -------
  Income (loss) before income
    taxes...........................     12,334         2,448       2,808     2,862    (22,609)   (42,728)   (41,770)     (3,324)
Provision for income taxes..........        834            43         155        56         --         --         --          --
                                        -------       -------     -------   -------   --------   --------   --------     -------
  Net income (loss).................    $11,500       $ 2,405     $ 2,653   $ 2,806   $(22,609)  $(42,728)  $(41,770)    $(3,324)
                                        =======       =======     =======   =======   ========   ========   ========     =======
Net income (loss) per
  share -- basic....................    $  3.55       $  0.76     $  0.83   $  0.97   $  (9.80)  $ (19.90)  $ (19.24)    $ (2.10)
Net income (loss) per
  share -- diluted..................    $  2.52       $  0.75     $  0.76   $  0.96   $  (9.80)  $ (19.90)  $ (19.24)    $ (2.10)
Weighted average shares
  outstanding -- basic..............      3,240         3,177       3,186     2,907      2,308      2,147      2,171       1,585
Weighted average shares
  outstanding -- diluted............      4,555         3,229       3,508     2,939      2,308      2,147      2,171       1,585

                                       FISCAL
                                        YEAR
                                       ENDED
                                      JUNE 30,
                                        1996
                                      --------
Net sales:
  PC cards and related products.....  $33,412
  Electronic components.............       --
                                      -------
    Net sales.......................  $33,412
Cost of goods sold..................   29,778
                                      -------
  Gross profit......................    3,634
Operating expenses:
  Research and development..........    1,434
  Selling, general and
    administrative..................    3,803
                                      -------
  Operating income (loss)...........   (1,603)
Other income (expense):
  Loss on investment activities.....   (2,662)
  Gain (loss) on disposal of
    equipment.......................       --
  Special investigation costs.......       --
  Provision for settlement of
    shareholder litigation..........       --
  Provision for loss on inventory
    subject to customer dispute.....       --
  Proceeds from resolution of
    customer dispute................       --
  Other.............................       --
  Other income (expense)............       --
  Net interest income (expense).....      (17)
                                      -------
  Income (loss) before income taxes
    and equity in earnings of
    affiliate.......................   (4,282)
Equity in earnings of affiliate.....       --
                                      -------
  Income (loss) before income
    taxes...........................   (4,282)
Provision for income taxes..........       --
                                      -------
  Net income (loss).................  $(4,282)
                                      =======
Net income (loss) per
  share -- basic....................  $ (2.51)
Net income (loss) per
  share -- diluted..................  $ (2.51)
Weighted average shares
  outstanding -- basic..............    1,704
Weighted average shares
  outstanding -- diluted............    1,704

CONSOLIDATED BALANCE SHEET DATA (IN THOUSANDS):

                                                                                           MARCH 31,
                                                              DECEMBER 23,   -------------------------------------   JUNE 30,
                                                                  2000        2000      1999      1998      1997       1996
                                                              ------------   -------   -------   -------   -------   --------
Current assets..............................................    $35,515      $24,912   $14,703   $11,497   $27,213   $37,017
Total assets................................................     39,441       30,373    18,954    17,078    52,090    41,132
Current liabilities.........................................     10,723       13,651     7,258     8,140    22,644     8,856
Working capital.............................................     24,792       11,261     7,445     3,357     4,569    28,161
Stockholders' equity........................................     27,762       15,895    11,696     8,902    29,446    31,909

                CENTENNIAL MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CENTENNIAL

OVERVIEW

  GENERAL

     Centennial's primary focus is on the design, manufacturing and marketing of PC cards used for industrial and commercial applications. Its main customers are original equipment manufacturers (OEMs) and value added resellers (VARs). Centennial PC cards provide added functionality to devices containing microprocessors by supplying increased storage capacity, communications capabilities and programmed software for specialized applications.

     On November 30, 2000, after receiving approval for listing, Centennial commenced trading on the Nasdaq National Market under the trading symbol "CENL."

     On January 22, 2001, Centennial entered into an Agreement and Plan of Merger and Reorganization with Solectron. Under the terms of the agreement, Solectron will issue or reserve for issuance upon the exercise of assumed stock options approximately 2.96 million shares of Solectron common stock in exchange for all of Centennial's fully diluted equity, including all of Centennial's outstanding stock options to be assumed by Solectron in connection with the transaction. The transaction will be accounted for as a purchase and is expected to close during the second quarter of calendar year 2001. The completion of the transaction is subject to governmental approvals, including foreign antitrust clearance, approval of the transaction by Centennial stockholders and other customary closing conditions.

  ACQUISITION OF THE FLASH MEMORY CARD BUSINESS OF INTEL CORPORATION

     On December 29, 1999, Centennial acquired the flash memory card business of Intel Corporation. The acquired business included the PCMCIA card families (Series 2, Value series 100 and 200) and the miniature card families (Series 100 and 200) and related inventory. This acquisition has been accounted for as a purchase in the fourth quarter of fiscal 2000. In consideration for the acquisition, Centennial paid cash of $2.0 million, issued a secured promissory note for $4.0 million and issued 60,000 shares of series B convertible preferred stock which represented 600,000 shares of common stock, on an as-converted basis. The promissory note bore interest at the rate of 9% per annum and was repaid in full in September 2000. The series B convertible preferred stock has a liquidation preference of $4.8 million and Intel Corporation received certain registration rights with respect to the shares of common stock issuable upon conversion of the series B convertible preferred stock.

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this document.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statements of income data expressed as a percentage of net sales:

                                                      NINE MONTHS
                                                         ENDED           FISCAL YEARS ENDED
                                                      DECEMBER 23,            MARCH 31,
                                                     --------------    -----------------------
                                                     2000     1999     2000     1999     1998
                                                     -----    -----    -----    -----    -----
Net sales..........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of goods sold.................................   59.5     65.1     70.4     68.6     83.8
                                                     -----    -----    -----    -----    -----
  Gross profit.....................................   40.5     34.9     29.6     31.4     16.2
Operating expenses:
  Research and development.........................    2.8      4.7      5.3      2.7      3.0
  Selling, general and administrative..............   13.7     23.3     18.7     22.2     35.2
                                                     -----    -----    -----    -----    -----
     Operating income (loss).......................   24.0      6.9      5.6      6.5    (22.0)
Other income expense:
  Loss on investment activities....................   (2.9)    (1.5)      --     (2.7)   (49.8)
  Loss on disposal of equipment....................     --       --     (1.0)      --       --
  Special investigation costs......................     --       --       --       --     (2.1)
  Provision for loss on inventory subject to
     customer dispute..............................     --       --       --       --     (6.5)
  Proceeds from resolution of customer dispute.....     --       --       --      5.8       --
  Other............................................     --      4.1      2.7       --       --
  Other income (expenses)..........................     --      0.2      0.1     (0.4)    (0.9)
  Net interest income (expense)....................     --      1.0      0.5      1.2     (0.2)
                                                     -----    -----    -----    -----    -----
  Income (loss) before income taxes and equity in
     earnings of affiliate.........................   21.1     10.7      7.9     10.4    (81.5)
Equity in earnings of affiliate....................     --       --       --       --      1.5
                                                     -----    -----    -----    -----    -----
  Income (loss) before income taxes................   21.1     10.7      7.9     10.4    (80.0)
Provision for income taxes.........................    1.4      0.2      0.4      0.2       --
                                                     -----    -----    -----    -----    -----
  Net income (loss)................................   19.7%    10.5%     7.5%    10.2%   (80.0)%
                                                     =====    =====    =====    =====    =====

NINE MONTHS ENDED DECEMBER 23, 2000 AND DECEMBER 25, 1999

  NET SALES

     Net sales increased 155% to $58.4 million for the nine months ended December 23, 2000 compared to $22.3 million for the same period a year ago. This increase in sales was primarily due to a 68% increase in the average selling price of products sold during the first nine months of fiscal 2001 as compared to the same period of fiscal 2000, combined with a 31% increase in the volume of PC cards sold during the same period and $8.8 million of sales of electronic components, while there were no sales of electronic components in the prior year. The December 1999 acquisition of the flash memory card business of Intel Corporation combined with the addition of new customers and higher volumes with some existing customers contributed to the increase in the volume of PC cards sold during the nine months ended December 23, 2000. Increasing component costs, combined with a relative increase in the product mix toward more expensive products, contributed to the increase in the average selling price of Centennial's products. For the nine months ended December 23, 2000, there were also approximately $8.8 million of sales of electronic components that resulted in a gross profit of approximately $4.4 million. There were no sales of electronic components in the prior year. This analysis sometimes refers to sales of PC cards and related products, which Centennial's management believes to be more meaningful than total sales because total sales includes sales of electronic components which is not the focus of its business and may not reoccur.

     Over the past few quarters, Centennial's management believes some of its competitors have had difficulty obtaining certain components and its success in obtaining such components has given Centennial a competitive advantage. Centennial's management believes these competitors are now able to more readily purchase such components, which may increase competitive pressures and may have an adverse effect on Centennial's revenues and gross margins, which could have a material adverse effect on its business, financial condition and results of operations.

     For the nine months ended December 23, 2000, one customer, Solectron, represented 12% of sales of PC cards and related products. For the nine months ended December 25, 1999, Solectron and Lucent Technologies each accounted for 10% of sales of PC cards and related products. Nortel Networks engages several contract manufacturers to complete the final assembly of a majority of its products for which Centennial has historically supplied PC cards. Combined sales of PC cards and related products to Nortel Networks and these contract manufacturers for the nine months ended December 23, 2000 and 1999 were 22% and 20%, respectively. No other customers represented more than 10% of sales of PC cards and related products for the nine month periods ended December 23, 2000 and 1999. Centennial had accounts receivable from Solectron of $1,555,000 as of December 23, 2000. A relatively small number of customers account for a significant percentage of sales. If any of these customers were to reduce significantly the amount of business they conduct Centennial, its revenue could decrease which could have a material adverse effect on the business, financial condition and results of operations. In late 1999, Solectron merged with one of Centennial's competitors, SMART Modular Technologies, Inc. which could result in a decrease of sales.

     Approximately 20% and 18% of sales of PC cards and related products for the nine months ended December 23, 2000 and 1999, respectively, were outside the United States, primarily in several Western European countries, Israel and Canada. No one country, other than the United States, comprised more than 10% of sales for the nine months ended December 23, 2000 and 1999.

     On December 29, 1999, Centennial acquired the flash memory card business of Intel Corporation. This acquisition was accounted for as a purchase combination in the fourth quarter of fiscal 2000. For the quarter ended December 23, 2000, a $0.1 million payable to Intel Corporation as additional consideration was recorded as an intangible asset based on orders received and scheduled for shipment during the measurement period.

  GROSS PROFIT

     Gross profit from the sales of PC cards and related products increased 142% to $19.3 million or 39% of related sales for the first nine months of fiscal 2001 compared to $8.0 million or 35% of sales for the same period a year ago. The increase in gross profit is attributable to the increase in revenues driven by higher average selling prices and increased volume. The higher gross margin rates are primarily due to increased efficiencies related to the higher revenue levels combined with a relative increase in the product mix of sales toward higher margin products and higher average selling prices for Centennial's products. For the nine months ended December 23, 2000, there were also approximately $8.8 million of sales of electronic components that resulted in a gross profit on a pro forma basis of approximately $4.4 million. There were no sales of electronic components in the prior year. Sales of electronic components is not the focus of Centennial's business; however, there may be some sales of electronic components in the future, although Centennial cannot be sure as to the nature, timing or amount of sales of electronic components, if any.

  RESEARCH AND DEVELOPMENT

     For the first nine months of fiscal 2001, research and development costs increased 54% to $1.6 million from $1.1 million in the same period of fiscal 2000. The higher research and development costs are generally due to higher engineering material expenditures combined with an increased percentage of employees (both new and existing) focused on research and development projects.

  SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses were $8.0 million for the nine months of fiscal 2001, compared to $5.3 million in the same period of fiscal 2000. The increase in selling, general and administrative expenses for the nine months ended December 23, 2000, as compared to the same period a year ago, is primarily due to an increase in personnel-related costs and to significant bonuses earned by senior management and approved by the board of directors. Centennial expects to incur significant professional and advisory fees in connection with our efforts to merge with Solectron.

  OTHER INCOME

     Net interest expense was $23,000 for the nine months ended December 23, 2000 and net interest income was $230,000 for the nine months ended December 25, 1999. The change to net interest expense (income) is due to interest expense on the $4.0 million note payable to Intel Corporation combined with less interest income due to reduced cash balances. The Intel note was repaid in full in September 2000.

  INCOME TAXES

     The estimated effective tax rate for fiscal 2001 will be approximately 6%, an increase from approximately 2% in fiscal 2000. The increase is attributable to higher profitability and the anticipated utilization of remaining state net operating loss carryforwards.

  EARNINGS PER SHARE

     In December 1999, Centennial issued preferred stock to Intel Corporation related to the acquisition of its flash memory card business. As a result of this transaction, diluted weighted average outstanding shares increased by 600,000 shares for the nine months ended December 23, 2000 as compared to the same period ended December 25, 1999. Additionally, the effect of stock options increased diluted weighted average outstanding shares by approximately 700,000 for the nine months ended December 23, 2000 as compared to the nine months ended December 25, 1999.

TWELVE MONTHS ENDED MARCH 25, 2000 AND MARCH 31, 1999

  NET SALES

     Net sales increased 29% to $35.6 million for fiscal 2000 compared to $27.6 million for fiscal 1999. The increase in sales is attributable to an increase in units shipped. In the fourth quarter of fiscal 2000, Centennial's sales to Cisco Systems, the primary customer of the flash memory card business acquired from Intel Corporation, were approximately $2.0 million. Following Centennial's acquisition of the flash memory card business, Cisco Systems notified Centennial that they would no longer purchase from Centennial and cancelled all remaining orders. Component costs, primarily related to memory chips, increased significantly throughout fiscal 2000.

     For fiscal 2000, no customer represented more than 10% of Centennial's sales. Nortel Networks represented 5% and 14% of Centennial's sales in fiscal 2000 and 1999, respectively. During fiscal 1999, Nortel Networks engaged several contract manufacturers to complete the final assembly of a majority of its products for which Centennial has historically supplied PC cards. Centennial's sales to these contract manufacturers for both fiscal 2000 and 1999 represented 14% of Centennial's sales.

     For fiscal 2000 and 1999, sales outside of the United States were approximately 20% and 12%, respectively, of Centennial's sales. Sales outside of the United States are primarily to customers in several Western European countries, although sales to customers in any one country did not comprise more than 10% of Centennial's sales for fiscal 2000 or 1999.

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

  GROSS PROFIT

     Gross profit increased 22% to $10.5 million for fiscal 2000 compared to $8.7 million for fiscal 1999. Gross margins were 30% for fiscal 2000 and 31% for fiscal 1999. The fourth quarter of fiscal 2000 included approximately $4.4 million of net sales of inventory acquired with the acquisition of the flash memory card business of Intel Corporation. This acquired inventory is carried at its estimated fair market value. Accordingly, the sale of this inventory resulted in a lower gross margin than sales of Centennial's other inventory. Excluding the effect of sales of the acquired inventory and related costs of this acquired inventory, the gross margin for fiscal 2000 would have been 34% as compared to 30%.

     Centennial has been able to achieve higher margins on Centennial products primarily due to a significant amount of custom product sales through its direct sales force combined with a small amount of software and service revenue. Centennial's existing products and services tend to have higher margins than standard products, which comprise substantially all of the acquired business' product line.

     Centennial experienced an increase in its flash memory costs throughout fiscal 2000. Centennial increased the average selling price of Centennial products during fiscal 2000 as a result of its increased component costs. This increase in Centennial's average selling price enabled Centennial to maintain its gross margin.

  RESEARCH AND DEVELOPMENT

     Centennial's research and development expenditures increased significantly to $1.9 million or 5% of sales in fiscal 2000 compared to $0.8 million or 3% of sales for fiscal 1999. The higher research and development costs were due generally to increased spending on outside consultants, higher engineering material expenditures and recruiting and relocation costs combined with an increased percentage of employees focused on research and development projects.

  SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses were $6.7 million or 19% of sales in fiscal 2000 compared to $6.1 million or 22% of sales in fiscal 1999. The $0.6 million increase in these expenses for fiscal 2000 was mainly attributed to higher staffing costs necessary to generate and support Centennial's increase in sales.

  OTHER INCOME/EXPENSE

     In fiscal 2000, Centennial incurred a loss of $343,000 on the disposal of certain equipment that was replaced.

     In fiscal 2000, Centennial settled the WebSecure Securities Litigation in return for the issuance of 43,125 shares of Centennial's common stock, of which 14,375 shares had been issued on November 4, 1999 and 28,750 shares were issued on January 8, 2001, and the payment of $50,000 for notice and administrative costs. In fiscal 2000, Centennial revised its estimate of the expected cost to resolve this matter based on the final settlement amounts, which resulted in income of $940,000. All shares to be issued in connection with this settlement are included in the weighted average shares outstanding calculation from September 17, 1999 forward.

  NET INTEREST INCOME/EXPENSE

     Net interest income was $185,000 for fiscal 2000 compared to net interest income of $344,000 for fiscal 1999. This decrease was primarily attributable to decreased funds invested or on deposit in interest bearing accounts, as well as increased borrowing under capitalized leases during fiscal 2000 combined with interest expense on the note payable.

  NET INCOME PER SHARE

     On July 20, 1999, Centennial's shareholders approved a one-for-eight reverse stock split of the common stock, which was effective as of the opening of the stock markets on July 23, 1999. In this report, all per share amounts and numbers of shares have been restated to reflect the reverse stock split.

     As a result of the Intel Corporation transaction described more fully above, diluted weighted average outstanding shares increased by 600,000 shares as of December 29, 1999.

TWELVE MONTHS ENDED MARCH 31, 1999 AND MARCH 31, 1998

  NET SALES

     Sales decreased 2% to approximately $27.6 million for fiscal 1999 compared to $28.3 million for fiscal 1998. The average selling price for Centennial's products fell approximately 7% during fiscal 1999, which was partially offset by an increase in the volume of PC cards sold of approximately 5%. Decreasing component costs between periods and competitive pricing pressures contributed to the decrease in the average selling price of Centennial's products.

     Sales outside of the United States represented 12% of sales in fiscal 1999 compared to 14% of sales for fiscal 1998. At the end of fiscal 1998, Centennial opened a new sales office in Cheshire, England.

     Sales to Nortel Networks represented 14% of sales in fiscal 1999 compared to 29% of sales in fiscal 1998. During fiscal 1999, Nortel Networks engaged a contract manufacturer to complete the final assembly of a majority of its products for which Centennial has historically supplied PC cards. Centennial's sales to this contract manufacturer represented almost 10% of Centennial's sales during fiscal 1999. No other customer accounted for more than 10% of Centennial's sales during fiscal 1999.

  GROSS PROFIT

     Gross profit increased 89% to $8.7 million for fiscal 1999 compared to $4.6 million for fiscal 1998. Gross margins were 31% for fiscal 1999 compared to 16% for fiscal 1998. During fiscal 1999, Centennial sold portions of some customized inventory for approximately $1.2 million, the cost of which had been previously fully reserved due to a dispute with the customer for whom the customized cards were originally produced and who had attempted to cancel the order. The gross margin for fiscal 1999, excluding this sale of fully reserved inventory, was 28%. Costs of goods sold include provisions for inventory obsolescence of $0 in fiscal 1999 and $886,000 in fiscal 1998, representing 3% of sales in fiscal 1998, which reflects the strategy of prior management to build inventory in anticipation of customer orders, a portion of which did not materialize. Centennial's gross margins were also negatively impacted during fiscal 1998 by declining memory chip prices, which reduced PC card selling prices in certain situations where Centennial had already purchased memory chips at higher prices.

  RESEARCH AND DEVELOPMENT

     Research and development costs decreased by 11% to approximately $750,000 in fiscal 1999 compared to $838,000 for fiscal 1998.

  SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses decreased by 39% to $6.1 million in fiscal 1999 compared to $10.0 million in fiscal 1998. This decrease primarily resulted from the non-recurrence in fiscal 1999 of the following expenses incurred in fiscal 1998: legal and consulting expenses relating to the negotiation and finalization of the settlement of the class action litigation against us, the settlement of several other legal claims, the filing of revised tax returns, and the conclusion of Centennial's arrangements for interim senior management consulting services. Bad debt expenses were also higher in fiscal 1998 than in fiscal 1999 as Centennial provided specific reserves for several of Centennial's former customers in fiscal 1998. Centennial also paid non-recurring retention bonuses during fiscal 1998 to several key employees following

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

the announcement of the special investigation into Centennial's prior reported financial results. Centennial also incurred non-recurring costs in fiscal 1998 in hiring a new senior management team, and paid severance benefits to certain of the former officers and employees. Centennial also incurred non-recurring costs during fiscal 1998 in closing its Canadian and UK offices and establishing a new sales office in Cheshire, England. Centennial incurred increased sales expenses related to its new UK sales office during fiscal 1999. Employee benefits and commissions expenses increased in fiscal 1999 as Centennial implemented a profit-sharing plan and a new commissions program.

  LOSS ON INVESTMENT ACTIVITIES

     Loss on investment activities consists of write-downs, valuation adjustments and accruals for losses recorded associated with certain investments. During fiscal 1999, Centennial reduced the carrying value of its investment in Century Electronics Manufacturing, Inc. by $733,000 to $1.7 million, reflecting Centennial's assessment of the deterioration in the value of this investment.

  PROCEEDS FROM RESOLUTION OF CUSTOMER DISPUTE

     During fiscal 1998, Centennial filed suit against a customer regarding inventory specifically purchased and manufactured pursuant to a purchase order from the customer. The customer attempted to cancel a portion of the purchase order. Centennial disputed the customer's claim that the purchase order cancellation was effective. During fiscal 1998, Centennial fully reserved the cost of this custom inventory of approximately $1.8 million due to the legal costs and inherent uncertainties involved in litigation.

     During fiscal 1999, Centennial settled the litigation. As a result of this settlement, Centennial received $1.6 million in cash and the customer agreed that Centennial retain this custom inventory. During fiscal 1999, Centennial recognized the cash payment of $1.6 million as income. Also during fiscal 1999, after the settlement agreement was reached, Centennial sold portions of the custom inventory for approximately $1.2 million, which was included in net sales.

  OTHER EXPENSES, NET

     During fiscal 1999, Centennial incurred a loss on the disposal of certain equipment that had a net book value of approximately $132,000. During fiscal 1998, Centennial increased its accrual for Special Investigation Costs by $597,000 due to incremental costs. During fiscal 1998, Centennial paid in full its line-of-credit and lease financing obligations with the bank that was previously providing us with credit facilities. That bank required Centennial to pay lease cancellation charges of approximately $258,000 in order to release its lien on the equipment being financed pursuant to those leases.

  NET INTEREST INCOME/EXPENSE

     Net interest income was $344,000 for fiscal 1999 and net interest expense was $56,000 in fiscal 1998, reflecting cash available for investment in fiscal 1999 and outstanding borrowings during fiscal 1998.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents a summary of the unaudited quarterly operating results of Centennial for each of the four quarters in fiscal 1999 and 2000 and for each of the three quarters in the nine-month period ended December 23, 2000. This information was derived from unaudited interim financial statements that, in the opinion of Centennial's management, have been prepared on a basis consistent with the financial statements contained elsewhere in this document and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with Centennial's audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                      FISCAL 2001 QUARTERS ENDED,
                                               -----------------------------------------
                                               JUNE 24,    SEPTEMBER 23,    DECEMBER 23,
                                                 2000          2000             2000
                                               --------    -------------    ------------
Net sales....................................  $13,914        $23,447         $21,028
Gross profit.................................    5,266         10,016           8,395
Operating income.............................    2,164          7,101           4,740
Net income...................................    2,085          6,615           2,800
Net income per share -- basic................     0.65           2.05            0.86
Net income per share -- diluted..............     0.49           1.44            0.58

                                                             FISCAL 2000 QUARTERS ENDED,
                                                ------------------------------------------------------
                                                JUNE 26,    SEPTEMBER 25,    DECEMBER 25,    MARCH 25,
                                                  1999          1999             1999          2000
                                                --------    -------------    ------------    ---------
Net sales.....................................   $6,681        $7,633           $8,567        $12,699
Gross profit..................................    2,125         2,496            3,358          2,561
Operating income..............................      136           169            1,279            396
Net income....................................      231           838            1,336            248
Net income per share -- basic.................     0.07          0.26             0.42           0.08
Net income per share -- diluted...............     0.07          0.26             0.42           0.06

                                                             FISCAL 1999 QUARTERS ENDED,
                                                ------------------------------------------------------
                                                JUNE 27,    SEPTEMBER 26,    DECEMBER 26,    MARCH 31,
                                                  1998          1998             1998          1999
                                                --------    -------------    ------------    ---------
Net sales.....................................   $6,235        $6,151           $7,568        $7,679
Gross profit..................................    1,645         1,910            2,590         2,520
Operating income..............................       35           253              577           918
Net income....................................       99         1,201              573           933
Net income per share -- basic.................     0.04          0.41             0.18          0.36
Net income per share -- diluted...............     0.04          0.41             0.18          0.35

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, Centennial has financed its operating activities primarily from public and private offerings of equity securities, loans from financial institutions and positive cash flows from operations. At December 23, 2000, Centennial had cash and cash equivalents of approximately $9.1 million. Centennial believes the existing cash and cash equivalents, together with cash from operations and available financing arrangements, including the revolving credit line, will be sufficient to meet its current anticipated working capital and capital expenditure requirements for the foreseeable future.

  OPERATING ACTIVITIES

     During the first nine months of fiscal 2001, working capital increased $13.5 million to $24.8 million at December 23, 2000, compared to working capital of $11.3 million at March 25, 2000. This increase is due principally to the net income of $11.5 million in the nine months ended December 23, 2000. At March 31,

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

2000 and 1999, working capital was $11.3 million and $7.4 million, respectively. This increase in working capital is primarily due to the acquisition of the flash memory card business of Intel Corporation combined with positive operating results, which is partially offset by higher inventory levels. The inventory balance increased from $3.0 million at March 31, 1999 to $14.6 million at March 31, 2000. This significant increase is attributable to approximately $7.5 million in inventory at March 31, 2000 that was acquired with the acquisition of Intel's flash memory card business. In addition, Centennial increased its raw material levels of the flash memory component. The higher flash memory level is due to higher planned purchases in the fourth quarter due to expected shortages. Additionally, Centennial has had to increase its inventory levels as supplier lead times have increased.

     On June 2, 2000, Centennial entered into a credit agreement with a bank for a revolving credit facility of $4.0 million. This arrangement contains certain limitations and covenants; the most restrictive of which is a covenant regarding the maintenance of liquidity, as defined in the credit agreement. Available borrowings are based upon a percentage of accounts receivable. The credit facility is secured by substantially all of Centennial's assets. As of December 23, 2000, Centennial had no borrowings under this credit facility. This credit agreement expires on July 31, 2002.

  INVESTING TRANSACTIONS

     Net capital expenditures amounted to $533,000 for the nine months ended December 23, 2000 compared to $307,000 for the nine months ended December 25, 1999. Net capital expenditures amounted to $473,000 during fiscal 2000 compared to $669,000 in fiscal 1999.

     In fiscal 2000, Centennial invested $248,000 for approximately a 7% interest in Elan Digital Systems Limited. Elan was formed in the United Kingdom during 1976 and offers application engineering and design services for microcontroller based solutions. This investment is carried on Centennial's balance sheet under "Investments" and its operating results are reported under the cost method of accounting.

  FINANCING TRANSACTIONS

     In the third quarter of fiscal 2001, Centennial entered into a four-year capital lease for new manufacturing equipment with a monthly payment of approximately $10,000. In fiscal 2000, Centennial entered into two five-year capital leases for new manufacturing equipment with monthly payments that aggregate $22,535.

  INVESTMENT IN CENTURY ELECTRONICS MANUFACTURING, INC.

     Since October 1996, Centennial has held an equity interest in Century Electronics Manufacturing, Inc., a contract manufacturer. On February 4, 1998, Century redeemed a portion of Centennial's debt and equity holdings in Century in exchange for $9.7 million in cash, $4.0 million of Century series B convertible preferred stock and the forgiveness of certain interest. The series B convertible preferred stock is equivalent upon conversion to approximately 7%, non-diluted, of Century's outstanding shares, is non-voting, has no dividend, and has a liquidation preference of $4.0 million senior to the common shareholders and subordinate to the holders of Century's series A convertible preferred stock. Centennial recorded a loss on investment activities of $5.1 million in the third quarter of fiscal 1998 to reflect the difference between the fair value of the consideration received from Century and the carrying value of its investment in Century. During fiscal 1999, Centennial reduced the carrying value of its investment in Century by $733,000 to $1.7 million, reflecting management's assessment of the deterioration in value of the investment. On January 9, 2001, Century filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the quarter ended December 23, 2000, Centennial recorded an adjustment to its investment in Century resulting in a $1,700,000 charge to other income since management believes that the investment has suffered a decline, which is other-than-temporary. This reduced the carrying value of this Century investment to $0.

  LEGAL PROCEEDINGS

     Centennial is party from time to time to legal proceedings arising out of the normal course of business. Management of Centennial does not believe that any such legal proceedings, either individually or in the aggregate, will have a material adverse effect on Centennial's business, financial condition or results of operations. In addition, Centennial has been or is party to other litigation as summarized below.

     Class Action Litigation

     Centennial has been party to various class action lawsuits which were commenced principally during fiscal 1997 and 1998. A substantial number of the participants in these class action lawsuits participated in settlements with Centennial that became effective during fiscal 1999. The following discusses the history of these class action lawsuits, together with the settlements that were entered into principally in fiscal 1999.

     Since the announcement on February 11, 1997 that Centennial was undertaking an inquiry into the accuracy of its prior reported financial results, and that preliminary information had raised questions as to whether reported results contained material misstatements, approximately 40 purported class action lawsuits were filed in or transferred to the United States District Court for the District of Massachusetts. These complaints asserted claims against Centennial and its Board of Directors, officers and former independent accountants, among others, under certain federal and state laws. These class action lawsuits were purportedly brought by and on behalf of purchasers of Centennial's common stock (1) between Centennial's initial public offering on April 12, 1994 and February 10, 1997 or (2) on February 25, 1997.

     On February 9, 1998, these class action lawsuits were consolidated (the CONSOLIDATED LITIGATION), and the lead counsel representing the plaintiffs in the Consolidated Litigation filed a Stipulation of Settlement (the SETTLEMENT AGREEMENT), whereby Centennial and certain of its officers and directors would be released from liability arising from the allegations included in the Consolidated Litigation. In return, Centennial paid the plaintiffs in the Consolidated Litigation $1.475 million in cash and issued to these plaintiffs 854,300 shares or 37% of Centennial common stock. Centennial also adopted certain corporate governance policies and procedures. The Settlement Agreement became effective on July 20, 1998. All shares issued in connection with the Consolidated Litigation are included in the weighted average shares outstanding calculation from July 20, 1998 forward.

     A number of class members elected not to participate in the Settlement Agreement described above. In September 1999, Centennial reached an agreement with a number of these parties. In return, Centennial paid $500,000 in cash to settle these claims (the ADDITIONAL SETTLEMENT AGREEMENT). For the remaining parties who did not participate in the Settlement Agreement or the Additional Settlement Agreement, Centennial believes that the applicable Federal statute of limitations has likely expired and that it does not have material exposure to these parties. During fiscal 2000, Centennial revised its estimate of the allocation between cash and common stock of the $20 million provision for settlement of all such shareholder litigation recorded during fiscal 1997 related to the class action litigation. Accordingly, Centennial reclassified certain amounts in fiscal 2000 from the original settlement reserve to accrued liabilities, representing the Additional Settlement Agreement described above and a remaining estimate of the probable costs to be incurred in connection with the remaining parties not a party to the Settlement Agreement or the Additional Settlement Agreement. In fiscal 2000, Centennial made a partial payment of $188,000 in settlement of certain of these claims. In December 2000, Centennial paid the remaining amount of $312,000.

     In fiscal 2000, the plaintiffs in the Consolidated Litigation reached an agreement with Centennial's former Interim Chief Executive Officer, Lawrence J. Ramaekers, and his employer, Jay Alix & Associates (JAY ALIX), regarding the plaintiffs' alleged claims against them. In fiscal 2000, Centennial paid Jay Alix and Mr. Ramaekers $1.0 million for legal fees incurred and Jay Alix and Mr. Ramaekers released any and all claims against Centennial, its affiliates and its directors.

     Securities and Exchange Commission Investigation

     In February 1997, Centennial was notified that the Boston District Office of the Securities and Exchange Commission was conducting an investigation of it. Centennial cooperated fully with the Securities and Exchange Commission. On September 26, 2000, Centennial entered into an administrative proceeding fully resolving the issues arising from the conduct of former members of Centennial's senior management and the restatement of certain financial statements.

     WebSecure Litigation

     On and after March 26, 1997, several complaints were filed against WebSecure, certain officers, directors and underwriters of WebSecure, and Centennial in the United States District Court for the District of Massachusetts by plaintiffs purporting to represent classes of shareholders who purchased stock of WebSecure, Inc. between December 5, 1996 and February 27, 1997. The claims against Centennial included alleged violations of Sections 11 and 15 of the Securities Act of 1933 (the WEBSECURE SECURITIES LITIGATION). In fiscal 1997, Centennial established a reserve of $1.2 million in connection with the expected settlement of this litigation.

     In fiscal 2000, Centennial settled the WebSecure Securities Litigation in return for the issuance of 43,125 shares of Centennial common stock, of which 14,375 shares had been issued as of March 31, 2000 and the payment of $50,000 for notice and administrative costs. In fiscal 2000, Centennial revised the estimate of the expected cost to resolve this matter based on the final settlement amounts, which resulted in income of $940,000. All shares to be issued in connection with this settlement are included in the weighted average shares outstanding calculation from September 17, 1999 forward. On January 8, 2001, the remaining 28,750 shares were issued.

     Other

     On May 12, 2000, Centennial received a complaint from Mr. Dennis M. O'Connor alleging that he is owed approximately $485,000 in connection with legal services provided by O'Connor, Broude & Aronson prior to May 12, 1997. Because of the early stage of this litigation, Centennial is not able to make an assessment as to its likely outcome.

     On July 13, 2000, Centennial received a complaint from Mr. Thomas L. DePetrillo alleging that he was owed approximately $1,000,000 in connection with securities that Mr. DePetrillo claims were not delivered on a timely basis. This lawsuit includes allegations substantially identical to those asserted by Mr. DePetrillo in a lawsuit filed against Centennial in July 1998. In October 2000, Centennial settled the complaint from Mr. DePetrillo with a cash payment of $375,000.

     On February 2, 2001, Centennial was notified of a complaint filed against it by Onyx, Inc. Onyx served as one of Centennial's exclusive sales representatives for certain products in five New England states during the mid-1990's. Onyx alleges that Centennial failed to provide it with an appropriate accounting of commissions due it and failed to pay all commissions due. Because of the early stage of this litigation, Centennial is unable to make an assessment as to its likely outcome.

           COMPARISON OF RIGHTS OF HOLDERS OF CENTENNIAL COMMON STOCK
      AND SERIES B CONVERTIBLE PREFERRED STOCK AND SOLECTRON COMMON STOCK

     The following is a description of the material differences between the rights of holders of Centennial common stock, Centennial series B convertible preferred stock and Solectron common stock. While we believe that the description covers the material differences between the three, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Centennial and being a stockholder of Solectron.

     Centennial's certificate of incorporation, including the certificate of designation of the rights, preferences and terms for the series B convertible preferred stock, and bylaws, each as currently in effect, govern your rights as a stockholder of Centennial. After completion of the merger, you will become a stockholder of Solectron. Solectron's certificate of incorporation and bylaws will govern your rights as a stockholder of Solectron. We are each incorporated under the laws of the State of Delaware. Accordingly, the Delaware General Corporation Law will continue to govern your rights as a stockholder after completion of the merger.

     Except as indicated below, holders of the series B convertible preferred stock have the similar or identical rights as Centennial's common stockholders.

COMMON STOCK

     Both Solectron and Centennial have one class of common stock issued and outstanding. Holders of Solectron common stock and holders of Centennial common stock are each entitled to one vote for each share held.

     Under Centennial's certificate of incorporation, the board is allowed to determine from time to time additional designations and powers, preferences and rights and qualifications, limitations, or restrictions of the shares of each class of capital stock.

PREFERRED STOCK

     The certificates of incorporation of Solectron and Centennial provide that their boards of directors are authorized to provide for the issuance of shares of undesignated preferred stock in one or more series, and to fix the designations, powers, preferences and rights of the shares of each series and any related qualifications, limitations or restrictions.

     The series B convertible preferred stock ranks senior to the Centennial common stock and to all other classes in series of equity securities of Centennial which by their terms do not rank senior to Centennial's series A junior participating preferred stock.

VOTING RIGHTS

     Solectron common stockholders are entitled to one vote for each share of capital stock held by the stockholder.

     Centennial common stockholders are entitled to one vote for each share of capital stock held by the stockholder.

     Each share of series B convertible preferred stock entitles the holder to one vote per share of common stock which would be issuable upon conversion of such shares of series B convertible preferred stock. Presently, the series B convertible preferred stock is convertible into 10 shares of Centennial common stock.

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

     Holders of Centennial series B convertible preferred stock are entitled to vote as a class with regard to:

     - an increase in the authorized or issued amounts of series B convertible preferred stock or the creation of any stock senior to the series B convertible preferred stock;

     - any amendment, alteration or repeal of any of the provisions of the certificate of incorporation, bylaws or certificate of designation which adversely affect any right, preference, privilege or power, or restriction provided for the benefit of the series B convertible preferred stockholders; and

     - any corporate or stockholder action that reclassifies any outstanding shares into shares that have a preference or priority to receive dividends or assets senior to or on parity with the holders of series B convertible preferred stock.

     For all other matters, the holders of series B convertible preferred stock vote together with the common stock on any matter submitted to a vote of Centennial stockholders, whether at a meeting or by written consent.

BOARD OF DIRECTORS

     Solectron's certificate of incorporation indicates that the number of directors which will constitute the whole board of directors of Solectron shall be as specified in Solectron's bylaws. Solectron's bylaws currently indicate that the number of directors of the corporation shall consist of 10 members until changed by an amendment to the bylaws, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to Solectron's certificate of incorporation. An amendment to Solectron's bylaws requires the vote or written consent of holders of a majority of the stockholders of Solectron entitled to vote. In addition, Solectron's certificate of incorporation allows the board of directors to amend Solectron's bylaws.

     Solectron's directors are elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified.

     Under Centennial's bylaws, the number of directors shall be determined by the board of directors. If the board does not set the number of directors, there will be one director. Centennial's board of directors currently consists of seven directors. The directors are elected at the annual meeting of the stockholders. Each director holds office until the next annual meeting and until his or her successor is elected and qualified.

CUMULATIVE VOTING FOR DIRECTORS

     Under Delaware law, unless the corporation's certificate of incorporation provides otherwise, there can be no cumulative voting for the election of directors. The Solectron certificate provides for cumulative voting. The Centennial certificate does not allow for cumulative voting.

DIRECTOR VOTING

     The Solectron and Centennial bylaws provide that the number of directors constituting a quorum shall be a majority of the number of authorized directors or the number of directors in office, respectively. The act of a majority of the directors present at any meeting at which there is a quorum is generally valid as a corporate act.

REMOVAL OF DIRECTORS

     Under Solectron's bylaws, (unless otherwise restricted by statute, by Solectron's certificate of incorporation or bylaws) any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors. However, as long as stockholders of the corporation are entitled to cumulative voting, no individual director may be removed without cause (unless the entire board is removed) if the number of votes cast against such

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

removal would be sufficient to elect the director if the votes were then cumulatively voted at an election of the class of directors of which the director is a part. Whenever the holders of any class or series are entitled to elect one or more directors by the certificate of incorporation, such director or directors may be removed without cause only if there are sufficient votes by the holders of the outstanding shares of that class or series. A vacancy created by the removal of a director may be filled only by the approval of the stockholders.

     Furthermore, no reduction of the authorized number of directors would have the effect of removing any director prior to the expiration of that director's term of office.

     Under Centennial's bylaws, except as otherwise provided by law or Centennial's certificate of incorporation, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under Solectron's bylaws, any vacancy arising from the resignation or death of a director may be filled by a majority of the remaining members of the board of directors. This is true even if the majority is less than a quorum, or there is a sole remaining director. Each director elected in this manner shall hold office until his or her successor is elected at the next succeeding annual meeting of stockholders at which the class to which the directorship belongs is to be elected or at a special meeting called for that purpose. Other vacancies on Solectron's board of directors will be similarly treated, except that in all cases vacancies and newly created directorships specific to a class or classes or series of classes entitled to elect one or more directors may be filled by a majority of the directors elected by the class or classes or series still in office, or by the sole remaining director.

     Under Centennial's bylaws, if any vacancies occur in the board of directors or if any new directorships are created, they may be filled by a majority of the directors then in office. This is true even if the majority is less than a quorum, or it may be filled by a sole remaining director. Each director elected this way will hold office until the next annual meeting of stockholders and until his successor is duly elected and shall qualify. If there are no directors in office, any officer or stockholder may call a special meeting of stockholders in accordance with the provisions of Centennial's certificate of incorporation or bylaws to fill the vacancies.

INTERESTED DIRECTORS

     Solectron does not have any provisions in its certificate of incorporation or bylaws that pertain to transactions by interested directors.

     Centennial's bylaws provide that a transaction between Centennial and an interested director or officer will not be void or voidable if:

     - the material facts of the interested director or officer's relationship or interest in the transaction are disclosed or known by the board of directors or committee and the board of directors or committee, in good faith, authorizes the transaction by an affirmative vote of a majority of the disinterested directors; or

     - the material facts of the interested director or officer's relationship or interest in the transaction are disclosed or are known to the stockholders entitled to vote on the matter and the transaction is specifically approved by the stockholders' vote; or

     - the transaction is fair to Centennial at the time it is authorized, approved or ratified by the board of directors, committee or stockholders.

RECORD DATE

     Solectron and Centennial each give its board of directors the power to fix, in advance, a record date for receiving notice of or voting at a stockholders meeting or receiving dividends or other similar

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

distributions or allotments of rights that is not more than 60 days or less than 10 days before the date of a meeting of stockholders or more than 60 days prior to any other action.

STOCKHOLDER ACTION BY WRITTEN CONSENT

     Solectron's certificate of incorporation states that stockholders may not take action by written consent in lieu of a meeting.

     Under Centennial's bylaws, any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting and without prior notice. To qualify, the written consent must be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present in person or by proxy and voted. Any written consents must be filed with the minutes of the meetings of stockholders.

ABILITY TO CALL SPECIAL MEETINGS

     Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

     Solectron's board of directors, chairman of the board, the president, the secretary, or holders of shares entitled to cast not less than 10% of the votes at the meeting may call special meetings of Solectron stockholders.

     Centennial's chairman of the board, if any, or the president may call a special meeting of the stockholders for any purpose. Centennial's president or secretary must call a special meeting at the request, in writing, of a majority of either the board of directors or of the stockholders owning a majority of the shares of capital stock of the corporation issued and outstanding and entitled to vote.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

     The Solectron bylaws allow stockholders to nominate candidates for election to Solectron's board of directors or propose other business at any annual or any special stockholder meeting. To be properly brought before an annual or special meeting, nominations for the election of directors or other business proposals must be:

     - specified in the notice of meeting, or any supplemental material, given by or at the direction of the board of directors;

     - otherwise properly brought before the meeting by or at the direction of the board of directors; or

     - otherwise properly brought before the meeting by a stockholder.

     However, nominations and proposals may only be made by a stockholder who has given timely written notice to the Secretary of Solectron before the annual or special stockholder meeting.

     Under Solectron's bylaws, to be timely, notice of stockholder nominations or proposals to be made at a stockholder meeting must be received by the secretary of Solectron no less than 90 days prior to the meeting. If, however, there is less then 100 days notice or prior public disclosure of the date of the meeting given to the stockholders, there is a different notice requirement. Under these circumstances, the stockholder will be considered timely if the proposal is received by close of business on the 10th day following the notice of the meeting.

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

     Under Centennial's bylaws, nomination for election to the board of directors of the corporation at a meeting of stockholders may be made:

     - by or at the direction of the board of directors; or

     - by any stockholder of Centennial entitled to vote for the election of directors at such meeting. The stockholder must have made timely notice, in writing, to the secretary in accordance with the procedures established in the bylaws.

     To be timely, a stockholder's notice must be received by the secretary at the principal executive offices of Centennial as follows:

     - in the case of an election of directors at an annual meeting of stockholders in general, not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting;

     - in the case of an election of directors at a special meeting of stockholders, not earlier than the 90th day prior to such special meeting and not later than the 10th day following the day on which public announcement of the date of the special meeting is first made.

     Under Centennial's bylaws, at any annual meeting of the stockholders, the only business to be conducted is the business that is properly brought before the meeting. To be properly brought before an annual meeting, business must be:

     - specified in the notice of meeting, or in any supplemental material, given by or at the direction of the board of directors;

     - otherwise brought before the meeting by or at the direction of the board of directors; or

     - otherwise properly brought before the meeting by or at the direction of a stockholder.

     To be timely, a stockholder's notice generally must be received by the secretary at the principal executive offices of Centennial not less than 70 nor more than 90 days prior to the first anniversary of the preceding year's annual meeting.

DIVIDENDS

     Under Solectron's bylaws, the board of directors may declare and pay dividends on shares of Solectron's capital stock in accordance with Delaware law. Dividends may be paid in cash, property or shares of Solectron capital stock. In addition, the board of directors may set apart out of any of Solectron's funds available for dividends, a reserve or reserves for any proper purpose. The board of directors may also abolish any such reserve.

     Centennial's bylaws allow the board of directors to declare dividends upon Centennial's outstanding capital stock. These dividends may be declared at any regular or special meeting and may be paid in cash, property or shares of Centennial capital stock. Centennial's certificate of incorporation allows the board of directors to set apart out of any of Centennial's funds available for dividends a reserve or reserves for any proper purpose. The board of directors may also abolish any such reserve in the manner in which the reserve was created.

     Holders of series B convertible preferred stock are entitled to receive dividends in the same amount per share as would be payable on the number of shares of Centennial common stock into which the preferred stock is then convertible. The dividend is payable in preference and in priority to any payment of cash dividends on common stock or any other class of stock or series.

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LIQUIDATION

     Neither Solectron nor Centennial provide for specific liquidation rights or preferences for their common stock. However, under the certificate of designation, the Centennial series B convertible preferred stock is entitled to a liquidation preference of $80.00 per share upon:

     - a consolidation or merger of Centennial with or into any other corporation or corporations, or a transaction or series of transactions in which 50% or more of the voting shares of Centennial is disposed of or conveyed to a single person or group; and

     - a sale, lease, exchange or other disposition of all or substantially all of the assets of Centennial.

AMENDMENT OF CERTIFICATE OF INCORPORATION

     Under Delaware law, a certificate of incorporation of a Delaware corporation may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the corporation's certificate of incorporation.

     Solectron's certificate of incorporation reserves Solectron's right to amend, alter, change or repeal any provision contained in the certificate, in the manner prescribed by Delaware law.

     Centennial's certificate of incorporation reserves Centennial's right to amend, alter, change or repeal any provision contained in the certificate of incorporation. However, any amendment must be made by the holders of at least two-thirds of the outstanding shares of common stock of Centennial. As discussed above, the holders of Centennial series B convertible preferred stock are entitled to vote separately as a class to authorize certain amendments to Centennial's certificate of incorporation.

AMENDMENT OF BYLAWS

     Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. The stockholders have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power.

     Solectron's bylaws provide that its bylaws may be adopted, amended or repealed by a majority of the stockholders entitled to vote. Solectron has, in its certificate of incorporation, conferred the power to adopt, amend or repeal bylaws upon its directors. The fact that this power has been conferred upon the directors does not divest the stockholders of the power, or limit their power to adopt, amend or repeal the bylaws.

     Centennial's board of directors is expressly authorized to make, alter, amend or repeal Centennial's bylaws. Furthermore, the board of directors is authorized to adopt new bylaws by an affirmative vote of a majority of the whole board. For the board to act, notice of the proposal to alter or repeal these bylaws or to adopt new bylaws must be included in the notice of the meeting of the board of directors at which such action takes place.

STATE ANTI-TAKEOVER STATUTES

     In the last several years, a number of states have adopted special laws designed to make some kinds of "unfriendly" corporate takeovers, or other transactions involving a corporation and one or more of its significant stockholders, more difficult. Under Section 203 of the Delaware General Corporation Law, some "business combinations" by Delaware corporations with "interested stockholders" are subject to a three-year moratorium unless specified conditions are met. Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With some exceptions, an interested stockholder is generally a person or group who or which owns 15% or more of the corporation's outstanding voting stock. This includes any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the

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

person has voting rights only. An interested stockholder is also defined as an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

     Solectron and Centennial are both subject to Section 203 of the Delaware General Corporation Law, which, under certain circumstances, may make it more difficult for a person who would be an "Interested Stockholder," as defined in
Section 203, in our respective companies, to effect various business combinations with either of us for a three-year period. Under Delaware law, a corporation's certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. The certificates of incorporation and bylaws of both Solectron and Centennial do not exclude them from the restrictions imposed under Section 203.

LIMITATION OF LIABILITY OF DIRECTORS

     Delaware law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director's fiduciary duty. However, no such provision can eliminate or limit director liability for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     - willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock; and

     - any transaction from which the director derived an improper personal benefit.

     Solectron's and Centennial's certificates of incorporation include such a provision to limit directors' personal liability to the corporation to the maximum extent permitted by law.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate that duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his duty of care.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Delaware law permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

     Under Solectron's bylaws, Solectron commits itself to indemnify each of its directors and officers to the maximum extent and in the manner permitted by Delaware law against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Solectron. Furthermore, Solectron's bylaws authorize it to provide insurance for its directors, officers and/or agents, against any expense, liability or loss, whether or not Solectron would have the power to indemnify such person against such expense, liability or loss under Delaware law.

     Under Centennial's bylaws, Centennial is to indemnify its officers and directors in each and every situation where Centennial is permitted or empowered to make indemnification under Delaware law. It is further stated that before making such indemnification, it must be determined by Centennial whether the indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Centennial, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

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                                 LEGAL MATTERS

     The validity of the shares of Solectron common stock offered by this document will be passed upon for Solectron by Wilson Sonsini Goodrich & Rosati, Professional Corporation. Centennial is represented in connection with the merger by Goodwin Procter LLP. It is a condition to the completion of the merger that Centennial receive an opinion of Goodwin Procter LLP and that Solectron receive an opinion from Wilson Sonsini Goodrich & Rosati, Professional Corporation, in each case to the effect that, among other things, the merger will qualify as a reorganization within the meaning of Section 368(a) under the Internal Revenue Code. See the section entitled "The Merger and Related Transactions -- Material United States Federal Income Tax Consequences of the Merger" beginning on page 66 of this document.

                                    EXPERTS

     The consolidated financial statements and schedule of Solectron Corporation and subsidiaries as of August 31, 2000 and 1999, and for each of the years in the three-year period ended August 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Centennial Technologies, Inc. at March 25, 2000 and March 31, 1999, and for each of the two years in the period ended March 25, 2000, included in the proxy statement of Centennial Technologies, Inc., which is referred to and made a part of this prospectus and registration statement of Solectron Corporation, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated statements of operations, stockholders' equity and cash flows of Centennial Technologies, Inc. for the twelve months ended March 31, 1998, included in this registration statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             STOCKHOLDER PROPOSALS

     If the merger is not completed before the 2001 annual meeting of Centennial stockholders, Centennial stockholders may present proper proposals for inclusion in the document mailed by Centennial for such meeting and for consideration at the next annual meeting of its stockholders by submitting their proposals to Centennial in a timely manner complying with all the requirements of the proxy rules established by the Securities and Exchange Commission and Centennial's bylaws. Proposals of stockholders of Centennial that are intended to be presented by such stockholders at Centennial's 2001 annual meeting must be received by Centennial no later than February 20, 2001 in order that they may be considered for inclusion in the document and form of proxy relating to that meeting.

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                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     THIS DOCUMENT INCORPORATES OTHER REPORTS BY REFERENCE WHICH ARE NOT PRESENTED IN OR DELIVERED WITH THIS DOCUMENT.

     All reports, proxy and information statements and other information filed by Solectron pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this document and before the date of the special meeting described herein are incorporated by reference into this document from the date of filing of those reports, proxy and information statements and other information.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH SOLECTRON HAS REFERRED YOU HEREIN. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     The following documents, which have been filed by Solectron with the Securities and Exchange Commission, are incorporated by reference into this document:

     - Annual Report on Form 10-K for the fiscal year ended August 25, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended December 1, 2000;

     - Current Report on Form 8-K filed on January 10, 2001;

     - Current Report on Form 8-K filed on January 3, 2001;

     - Current Report on Form 8-K filed on December 22, 2000;

     - Current Report on Form 8-K filed on November 21, 2000; and

     - The description of Solectron's common stock contained in Solectron's registration statement filed on Form 8A on July 18, 1988, and any amendment or report filed for the purpose of updating such description.

     The reports incorporated by reference into this document are available from Solectron upon request. Solectron will provide a copy of any and all of the information that is incorporated by reference in this document (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this document) to any person, without charge, upon written or oral request to the following address and telephone number. ANY REQUEST FOR DOCUMENTS SHOULD BE MADE BY -, 2001 TO ENSURE TIMELY DELIVERY PRIOR TO THE SPECIAL MEETING OF CENTENNIAL STOCKHOLDERS AT WHICH THE MERGER AGREEMENT AND THE MERGER WILL BE CONSIDERED AND VOTED UPON.

                             Solectron Corporation
                              777 Gibraltar Drive
                           Milpitas, California 95035
                                 (408) 957-8500

     Centennial incorporates by reference its Annual Report on Form 10-K for the fiscal year ended March 25, 2000 with respect to information contained in the Annual Report which pertains to Centennial's voting securities and the principal holders thereof, information as to Centennial's directors and executive officers, Centennial's executive compensation and related matters, transactions with Centennial's management, certain business relationships, and indebtedness of Centennial's management. You may request a copy of this filing, at no cost, by writing or telephoning Centennial at the following address and telephone number:
                         Centennial Technologies, Inc.
                                  7 Lopez Road
                        Wilmington, Massachusetts 01887
                                (978) 988-8848.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document

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

to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

     Solectron and Centennial file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the following locations:

Public Reference Room           Chicago Regional Office         Seven World Trade Center
Judiciary Plaza                 Citicorp Center                 13th Floor
Room 1024                       500 West Madison Street         New York, New York 10048
450 Fifth Street, N.W.          Suite 1400
Washington, D.C. 20549          Chicago, Illinois 60661

     Copies of these materials also can be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding each of us. The address of the Securities and Exchange Commission Website is http://www.sec.gov.

     Reports, proxy and information statements and other information concerning Centennial also can be inspected at the offices of The National Association of Securities Dealers, Inc.:

              The National Association of Securities Dealers, Inc.
                              1735 K Street, N.W.
                             Washington, D.C. 20006

     Reports, proxy and information statement and other information concerning Solectron also can be inspected at the offices of the New York Stock Exchange located at:

                            New York Stock Exchange
                                20 Broad Street
                            New York, New York 10005

     Solectron has filed a registration statement on Form S-4 under the Securities Act with the Securities and Exchange Commission with respect to Solectron's common stock to be issued to Centennial stockholders in the merger. This document constitutes the prospectus of Solectron filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements made in this document as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each of those contract, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this document in light of that exhibit. The registration statement and its exhibits are available for inspection and copying as set forth above.

     Centennial stockholders should call Richard J. Pulsifer at Centennial at
(978) 998-8848 with any request for any documentation referred to in this document.

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

     THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS DOCUMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS DOCUMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS DOCUMENT BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS DOCUMENT. THE INFORMATION CONTAINED IN THIS DOCUMENT WITH RESPECT TO CENTENNIAL AND ITS SUBSIDIARIES WAS PROVIDED BY CENTENNIAL AND THE INFORMATION CONTAINED IN THIS DOCUMENT WITH RESPECT TO SOLECTRON WAS PROVIDED BY SOLECTRON.

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                         CENTENNIAL TECHNOLOGIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

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
Reports of Independent Auditors.............................  F-2
Consolidated Balance Sheets as of December 23, 2000
  (unaudited), March 25, 2000 and March 31, 1999............  F-3
Consolidated Statements of Operations for the nine months
  ended December 23, 2000 (unaudited) and December 25, 1999
  (unaudited), and for the years ended March 25, 2000, March
  31, 1999 and March 31, 1998...............................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended March 25, 2000, March 31, 1999 and March 31,
  1998......................................................  F-5
Consolidated Statements of Cash Flows for the nine months
  ended December 23, 2000 (unaudited) and December 25, 1999
  (unaudited), and for the years ended March 25, 2000, March
  31, 1999 and March 31, 1998...............................  F-6
Notes to Consolidated Financial Statements..................  F-7

                        REPORTS OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Centennial Technologies, Inc.

     We have audited the accompanying consolidated balance sheets of Centennial Technologies, Inc. (the "Company") as of March 25, 2000 and March 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centennial Technologies, Inc. at March 25, 2000 and March 31, 1999, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 25, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP
Boston, Massachusetts
May 1, 2000, except for the last paragraph
of Note 15, as to which the
date is May 12, 2000
                           -------------------------

To the Board of Directors and Stockholders of Centennial Technologies, Inc.:

     In our opinion, the consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Centennial Technologies, Inc. and Subsidiaries for the twelve months ended March 31, 1998 in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinions expressed above.

                                            /s/ PRICEWATERHOUSECOOPERS LLP
Boston, Massachusetts
May 15, 1998

                         CENTENNIAL TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  MARCH 31,
                                                              DECEMBER 23,   -------------------
                                                                  2000         2000       1999
                                                              ------------   --------   --------
                                                              (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $  9,102     $  5,780   $  4,922
  Short-term investments....................................          --           --      2,500
  Trade accounts receivable, less allowances of $200, $200
     and $645, respectively.................................       7,768        3,838      3,876
  Inventories...............................................      18,147       14,574      3,049
  Other current assets......................................         498          720        356
                                                                --------     --------   --------
     Total current assets...................................      35,515       24,912     14,703
Equipment and leasehold improvements........................       5,396        4,821      3,967
Less accumulated depreciation and amortization..............      (2,580)      (2,131)    (1,508)
                                                                --------     --------   --------
                                                                   2,816        2,690      2,459
Investments.................................................         248        1,948      1,700
Intangibles, net............................................         403          469         --
Other assets................................................         459          354         92
                                                                --------     --------   --------
     Total assets...........................................    $ 39,441     $ 30,373   $ 18,954
                                                                ========     ========   ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................    $ 10,412     $  9,436   $  7,222
  Note payable to related party.............................          --        4,000         --
  Obligations under capital leases, current portion.........         311          215         36
                                                                --------     --------   --------
     Total current liabilities..............................      10,723       13,651      7,258
Long-term obligations under capital leases..................         956          827         --
Commitments and contingencies (Notes 8, 15 and 17)
Stockholders' equity:
  Preferred Stock, $0.01 par value; 1,000 shares authorized,
     60 shares issued and outstanding at December 23, 2000
     and March 31, 2000 and none at March 31, 1999
     (liquidation preference value $4,800)..................           1            1         --
  Common Stock, $0.01 par value; 50,000 shares authorized,
     3,264, 3,186 and 2,569 issued and outstanding at
     December 23, 2000 and March 31, 2000 and 1999,
     respectively...........................................          33           32         26
  Additional paid-in capital................................      86,304       85,937     84,379
  Accumulated deficit.......................................     (58,544)     (70,044)   (72,697)
  Accumulated other comprehensive loss......................         (32)         (31)       (12)
                                                                --------     --------   --------
     Total stockholders' equity.............................      27,762       15,895     11,696
                                                                --------     --------   --------
     Total liabilities and stockholders' equity.............    $ 39,441     $ 30,373   $ 18,954
                                                                ========     ========   ========

                            SEE ACCOMPANYING NOTES.

                         CENTENNIAL TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   NINE MONTHS ENDED
                                                     DECEMBER 23,             YEARS ENDED MARCH 31,
                                               -------------------------   ----------------------------
                                                  2000          1999        2000      1999       1998
                                               -----------   -----------   -------   -------   --------
                                               (UNAUDITED)   (UNAUDITED)
Net sales:
  PC cards and related products..............    $49,621       $22,881     $35,580   $27,633   $ 28,263
  Electronic components......................      8,768            --          --        --         --
                                                 -------       -------     -------   -------   --------
     Net sales...............................     58,389        22,881      35,580    27,633     28,263
Cost of goods sold...........................     34,712        14,902      25,040    18,968     23,683
                                                 -------       -------     -------   -------   --------
     Gross profit............................     23,677         7,979      10,540     8,665      4,580
Operating expenses:
  Research and development...................      1,646         1,069       1,887       750        838
  Selling, general and administrative........      8,026         5,326       6,673     6,132      9,957
                                                 -------       -------     -------   -------   --------
     Operating income (loss).................     14,005         1,584       1,980     1,783     (6,215)
Other income (expense):
  Gain (loss) on disposal of equipment.......         52          (345)       (343)       --         --
  Loss on investment activities..............     (1,700)           --          --      (733)   (14,065)
  Special investigation costs................         --            --          --        --       (597)
  Provision for loss on inventory subject to
     customer dispute........................         --            --          --        --     (1,841)
  Proceeds from resolution of customer
     dispute.................................         --            --          --     1,600         --
  Other......................................         --           940         940        --         --
  Other income (expense).....................         --            39          46      (132)      (258)
  Net interest income (expense)..............        (23)          230         185       344        (56)
                                                 -------       -------     -------   -------   --------
  Income (loss) before income taxes and
     equity in earnings of affiliate.........     12,334         2,448       2,808     2,862    (23,032)
Equity in earnings of affiliate..............         --            --          --        --        423
                                                 -------       -------     -------   -------   --------
  Income (loss) before income taxes..........     12,334         2,448       2,808     2,862    (22,609)
Provision for income taxes...................        834            43         155        56         --
                                                 -------       -------     -------   -------   --------
     Net income (loss).......................    $11,500       $ 2,405     $ 2,653   $ 2,806   $(22,609)
                                                 =======       =======     =======   =======   ========
Net income (loss) per share -- basic.........    $  3.55       $  0.76     $  0.83   $  0.97   $  (9.80)
Net income (loss) per share -- diluted.......    $  2.52       $  0.75     $  0.76   $  0.96   $  (9.80)
Weighted average shares outstanding
  -- basic...................................      3,240         3,177       3,186     2,907      2,308
Weighted average shares outstanding --
  diluted....................................      4,555         3,229       3,508     2,939      2,308

                            SEE ACCOMPANYING NOTES.

                         CENTENNIAL TECHNOLOGIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    FOR THE THREE YEARS ENDED MARCH 31, 2000
                                 (IN THOUSANDS)

                                                                                                   ACCUMULATED
                                   PREFERRED STOCK    COMMON STOCK     ADDITIONAL                     OTHER           TOTAL
                                   ---------------   ---------------    PAID-IN     ACCUMULATED   COMPREHENSIVE   STOCKHOLDERS'
                                   SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT         LOSS           EQUITY
                                   ------   ------   ------   ------   ----------   -----------   -------------   -------------
Balance at March 31, 1997........                    2,218     $22      $82,395      $(52,738)        $(233)        $ 29,446
Comprehensive income (loss):
Net loss.........................                                                     (22,609)                       (22,609)
Other comprehensive income
  --foreign currency translation
  adjustment.....................                                                        (156)          233               77
                                                                                                                    --------
    Total comprehensive loss.....                                                                                    (22,532)
                                                                                                                    --------
Exercise of options..............                       15       1          206                                          207
Issuance of Common Stock in
  connection with acquisition of
  affiliates.....................                       99       1        2,180                                        2,181
Retirement of shares
  repurchased....................                      (20)     (1)           1                                           --
Settlement of claims related to
  ViA investment.................                                          (400)                                        (400)
                                    ---      ----    -----     ---      -------      --------         -----         --------
Balance at March 31, 1998........                    2,312      23       84,382       (75,503)           --            8,902
                                    ---      ----    -----     ---      -------      --------         -----         --------
Comprehensive income:
Net income.......................                                                       2,806                          2,806
Other comprehensive
  loss -- foreign currency
  translation adjustment.........                                                                       (12)             (12)
                                                                                                                    --------
    Total comprehensive income...                                                                                      2,794
                                                                                                                    --------
Partial distribution of shares in
  settlement of class action
  litigation.....................                      257       3           (3)                                         _--
                                    ---      ----    -----     ---      -------      --------         -----         --------
Balance at March 31, 1999........                    2,569      26       84,379       (72,697)          (12)          11,696
                                    ---      ----    -----     ---      -------      --------         -----         --------
Comprehensive income:
Net income.......................                                                       2,653                          2,653
Other comprehensive
  loss -- foreign currency
  translation adjustment.........                                                                       (19)             (19)
                                                                                                                    --------
    Total comprehensive income...                                                                                      2,634
                                                                                                                    --------
Purchase of fractional shares in
  connection with 1 for 8 reverse
  stock split....................                       (6)                 (35)                                         (35)
Exercise of options..............                        8                   41                                           41
Issuance of Common Stock under
  employee stock option plan.....                        3                   23                                           23
Issuance of Preferred Stock in
  connection with business
  acquisition....................    60      $  1                         2,075                                        2,076
Adjustment related to settlement
  of litigation matters..........                                          (540)                                        (540)
Final distribution of shares in
  settlement of class action
  litigation.....................                      612       6           (6)                                          --
                                    ---      ----    -----     ---      -------      --------         -----         --------
Balance at March 31, 2000........    60      $  1    3,186     $32      $85,937      $(70,044)        $ (31)        $ 15,895
                                    ===      ====    =====     ===      =======      ========         =====         ========

                            SEE ACCOMPANYING NOTES.

                         CENTENNIAL TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 NINE MONTHS ENDED
                                                                   DECEMBER 23,             YEARS ENDED MARCH 31,
                                                             -------------------------   ----------------------------
                                                                2000          1999        2000      1999       1998
                                                             -----------   -----------   -------   -------   --------
                                                             (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................   $11,500       $ 2,405     $ 2,653   $ 2,806   $(22,609)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
  Depreciation and amortization.............................       946           827       1,079     1,057      1,035
  Equity in earnings of affiliate...........................        --            --          --        --       (423)
  Provision for loss on (recovery of) accounts receivable...         5            75         (39)      170        177
  Provision for losses (gains) on sale of equipment.........        --            --         343        --       (480)
  Revision of an estimate of a litigation settlement........        --          (940)       (940)       --         --
  Provision for loss on investments.........................     1,700            --          --        --      7,019
  Provision for loss on investment in affiliates............        --            --          --       733      5,142
  Provision for loss on (recovery of) inventory.............       575          (145)         --    (2,114)        --
  Gain (loss) on disposal of capital equipment..............       (54)          345          --       128      1,315
  Other non-cash items......................................        --            --          --        41         --
  Changes in operating assets and liabilities:
    Accounts receivable.....................................    (3,935)         (734)         77    (1,237)     2,631
    Accounts receivable from affiliate......................        --            --          --        --        676
    Inventories.............................................    (4,148)       (1,614)     (4,141)    1,374      5,485
    Notes receivable from affiliate.........................        --            --          --        --      4,129
    Recoverable income taxes................................        --            --          --       171      7,019
    Other assets............................................       117          (172)       (238)      494        695
    Accounts payable and accrued expenses...................       976           709       2,449      (904)    (3,884)
    Income taxes payable....................................        --            --          --        56         27
                                                               -------       -------     -------   -------   --------
      Net cash provided by operating activities.............     7,682           756       1,243     2,775      7,954
Cash flows from investing activities:
  Cash paid for acquired business...........................       (72)           --      (2,000)       --         --
  Capital expenditures......................................      (533)         (307)       (473)     (669)    (1,265)
  Disposal of capital equipment.............................        76            --          --        40         --
  Purchase of held-to-maturity and available-for-sale
    securities..............................................        --            --          --    (2,500)        --
  Maturities from sale of available-for-sale securities.....        --         3,144       2,500        --         --
  Investment................................................        --          (248)       (248)       --         --
  (Purchase of) proceeds from sale of investment in
    affiliates..............................................        --        (2,898)         --        --      8,983
                                                               -------       -------     -------   -------   --------
      Net cash (used in) provided by investing activities...      (529)         (309)       (221)   (3,129)     7,718
Cash flows from financing activities:
  Net repayments under line-of-credit.......................        --            --          --        --    (10,090)
  Borrowings from term loans................................        --            --          --        --        938
  Repayments on term loans and leases.......................    (4,000)           --        (174)      (70)      (938)
  Payments for fractional shares resulting from split.......        --           (40)        (35)       --         --
  Proceeds from employee stock purchase plan................        52             7          23        --         --
  Payments on equipment lease financing.....................      (198)         (128)         --        --       (566)
  Proceeds from exercise of stock options...................       316            --          41        --        208
  Proceeds from exercise of warrants........................        --            --          --        --         --
  Foreign currency translation of equity investment.........        --            --          --        --         77
                                                               -------       -------     -------   -------   --------
      Net cash used in financing activities.................    (3,830)         (161)       (145)      (70)   (10,371)
                                                               -------       -------     -------   -------   --------
Effect of exchange rate changes on cash.....................        (1)          (15)        (19)      (12)        --
                                                               -------       -------     -------   -------   --------
Net increase (decrease) in cash and cash equivalents........     3,322           271         858      (436)     5,301
Cash and cash equivalents at beginning of period............     5,780         4,922       4,922     5,358         57
                                                               -------       -------     -------   -------   --------
Cash and cash equivalents at end of period..................   $ 9,102       $ 5,193     $ 5,780   $ 4,922   $  5,358
                                                               =======       =======     =======   =======   ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest................................................   $   309       $    21     $    35   $     4   $    452
                                                               =======       =======     =======   =======   ========
    Income taxes............................................   $   414       $    93     $   138   $    --   $     18
                                                               =======       =======     =======   =======   ========
  Non-cash transactions:
    Preferred Stock issued in connection with the acquired
     business...............................................   $    --       $    --     $ 2,076   $    --   $     --
                                                               =======       =======     =======   =======   ========
    Note payable issued in connection with the acquired
     business...............................................   $    --       $    --     $ 4,000   $    --   $     --
                                                               =======       =======     =======   =======   ========
    Other assets received in connection with the acquired
     business, net of transaction
      costs of $165.........................................   $    --       $    --     $   223   $    --   $     --
                                                               =======       =======     =======   =======   ========
    Equipment acquired under capital leases.................   $   423       $ 1,180     $ 1,180   $    --   $     --
                                                               =======       =======     =======   =======   ========
    Issuance of Common Stock in connection with purchase of
     investments............................................   $    --       $    --     $    --   $    --   $  2,181
                                                               =======       =======     =======   =======   ========
    Settlement of claim related to ViA investment...........   $    --       $    --     $    --   $    --   $    400
                                                               =======       =======     =======   =======   ========

                            SEE ACCOMPANYING NOTES.

                         CENTENNIAL TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  BASIS OF PRESENTATION

     The consolidated financial statements of Centennial Technologies, Inc. ("Centennial"; also at times referred to as "we," "our" or "us") include the accounts of Centennial and all wholly owned subsidiaries. Investments in companies in which ownership interests range from 20 to 50 percent and Centennial exercises significant influence over operating and financial policies are accounted for using the equity method. Centennial's investment in Century Electronics Manufacturing, Inc. ("Century"), of which we had a 67% equity ownership position at March 31, 1997, has been accounted for using the equity method for fiscal 1997 because Centennial had a plan of disposition of a portion of the investment in place prior to March 31, 1997 and the transaction closed on July 1, 1997. During fiscal 1998, Centennial further reduced its equity ownership position in Century, and thereafter has accounted for its remaining investment using the cost method. See Note 6 and Note 17. Other investments are accounted for using the cost method. See Note 7. All significant intercompany balances and transactions have been eliminated.

  FISCAL YEAR

     In the year ended March 25, 2000, we changed our fiscal year to a 52/53 week ending on the last Saturday of March. All references to "fiscal 2000," "fiscal 1999" and "fiscal 1998" in the financial statements and accompanying notes relate to the years ended March 25, 2000, March 31, 1999 and March 31, 1998, respectively. For ease of presentation, March 31 has been utilized for all financial statement captions for the fiscal year ended March 25, 2000.

  UNAUDITED INTERIM FINANCIAL STATEMENTS

     The unaudited consolidated financial statements as of December 23, 2000, and for the nine months ended December 23, 2000 and December 25, 1999 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these financial statements include all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation of the results of operations for the interim periods reported and of our financial condition as of the date of the interim balance sheet. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

     All interim financial information as of December 23, 2000, and for the nine months ended December 23, 2000 and December 25, 1999 is unaudited. For ease of presentation, December 23 has been utilized for all financial statement captions for the nine months ended December 25, 1999.

2. SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES

  REVENUE RECOGNITION

     Revenue from product sales is recognized at time of shipment and when title passes.

  WARRANTY COSTS

     We offer a limited warranty, normally for one year, on materials and workmanship for our products. Costs relating to product warranty are generally accrued at time of shipment. We have not experienced material costs associated with our warranty policy.

                         CENTENNIAL TECHNOLOGIES, INC.

  RESEARCH AND DEVELOPMENT COSTS

     Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred.

  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash equivalents include highly liquid temporary cash investments having maturities of three months or less at date of acquisition. Short-term investments include commercial paper having a maturity longer than three months but less than one year at date of acquisition.

  CONCENTRATION OF CREDIT RISK

     Financial instruments, which potentially subject us to concentration of credit risk, consist principally of cash and cash equivalents, short-term investments and trade receivables. At March 31, 2000, substantially all of our cash, cash equivalents and short-term investments were held by one financial institution. We primarily sell and grant credit to domestic and foreign original equipment manufacturers and distributors. We extend credit based on an evaluation of the customer's financial condition and generally do not require collateral. We monitor our exposure for credit losses and maintain allowances for anticipated losses. At March 31, 2000 and 1999, the allowance for doubtful accounts was $200,000 and $645,000, respectively.

     For fiscal 2000 no customer represented more than 10% of our sales. Nortel Networks represented 5%, 14% and 29% of our sales of PC cards and related products for fiscal 2000, 1999 and 1998, respectively. During fiscal 1999, Nortel Networks engaged several contract manufacturers, including Solectron Corporation, to complete the final assembly of a majority of its products for which we have historically supplied PC cards. Our sales to these contract manufacturers for both fiscal 2000 and 1999 represented 14% of our sales. One of these contract manufacturers, Solectron Corporation, merged with one of our competitors, SMART Modular Technologies, Inc., which could result in a decrease of sales to this contract manufacturer. A relatively small number of customers account for a significant percentage of our sales. If any of these customers were to reduce significantly the amount of business they conduct with us, it could have a material adverse effect on our business, financial condition and results of operations. At March 31, 1999 and 1998, Nortel Networks accounted for approximately $0.1 million or 2% and $1.1 million or 40%, respectively, of our accounts receivable balance.

     Approximately 20%, 12% and 14% of our sales of PC cards and related products for fiscal 2000, 1999 and 1998, respectively, were outside the United States, primarily in several Western European countries, Israel and Canada. No one country, other than the United States, comprised more than 10% of our sales.

     For additional information, see Note 17.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Our financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and a note payable. We believe all of the carrying amounts approximate fair value.

  INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market (estimated net realizable value).

                         CENTENNIAL TECHNOLOGIES, INC.

  EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment is stated at cost. Major renewals and improvements are capitalized while repair and maintenance charges are expensed when incurred. Depreciation is provided over the estimated useful life of the respective assets, ranging from three to seven years, on a straight-line basis. Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the related assets. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts. Any gain or loss is included in the determination of net income. Amortization of equipment under capital leases is included with depreciation and amortization in the accompanying financial statements.

  INCOME TAXES

     We account for income taxes by the liability method as set forth in Statement of Financial Accounting Standards (SFAS) Statement No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

  STOCK-BASED COMPENSATION

     We account for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and have adopted the disclosure-only alternative to FASB Statement No. 123, Accounting for Stock-Based Compensation.

  INCOME (LOSS) PER SHARE

     We compute net income (loss) per share in accordance with Statement of Financial Accounting Standards ("SFAS") 128, "Earnings Per Share." Basic net income per share excludes any dilutive effect of options, warrants and convertible securities (which in our case are primarily stock options and the series B convertible preferred stock). Diluted net income per share includes all potentially dilutive securities using the treasury stock method unless the effect of such potentially dilutive securities is anti-dilutive.

     On July 20, 1999, our stockholders approved a one-for-eight reverse stock split of our common stock, which was effective on July 23, 1999. In the accompanying financial statements, all per share amounts and numbers of shares have been restated to reflect this reverse stock split of Centennial's common stock.

     All shares issuable in connection with the settlement of the Consolidated Litigation described in Note 15 are included in the weighted average shares outstanding calculation as of July 20, 1998, the date on which our settlement of the Consolidated Litigation became effective. All shares issuable in connection with the settlement of the WebSecure litigation described in Note 15 are included in the weighted average share outstanding calculation as of September 17, 1999, the date the settlement was effective.

                         CENTENNIAL TECHNOLOGIES, INC.

     The following table sets forth the computation of net income (loss) per share (in thousands, except per share amounts):

                                             NINE MONTHS ENDED
                                                DECEMBER 23,              YEARS ENDED MARCH 31,
                                         --------------------------    ----------------------------
                                            2000           1999         2000      1999       1998
                                         -----------    -----------    ------    ------    --------
                                         (UNAUDITED)    (UNAUDITED)
BASIC INCOME (LOSS) PER SHARE
Numerator
  Net income (loss)....................    $11,500        $2,405       $2,653    $2,806    $(22,609)
Denominator
  Common shares outstanding............      3,240         3,177        3,186     2,907       2,308
                                           -------        ------       ------    ------    --------
Basic income (loss) per share..........    $  3.55        $ 0.76       $ 0.83    $ 0.97    $  (9.80)
                                           =======        ======       ======    ======    ========
DILUTED INCOME (LOSS) PER SHARE
Numerator
  Net income (loss)....................    $11,500        $2,405       $2,653    $2,806    $(22,609)
Denominator
  Common shares outstanding............      3,240         3,177        3,186     2,907       2,308
  Stock options and convertible
     securities........................      1,315            52          322        32          --
                                           -------        ------       ------    ------    --------
Shares used in computing diluted income
  (loss) per share.....................      4,555         3,229        3,508     2,939       2,308
                                           -------        ------       ------    ------    --------
Diluted income (loss) per share........    $  2.52        $ 0.75       $ 0.76    $ 0.96    $  (9.80)
                                           =======        ======       ======    ======    ========

     Options to purchase 53,435 (unaudited), 112,658 (unaudited), 39,875, 107,912 and 366,500 shares of common stock for the nine months ended December 23, 2000 and 1999 and for the years ended on March 31, 2000, 1999 and 1998, respectively, were excluded from the calculations of diluted net income (loss) per share above as the effect of their inclusion would have been anti-dilutive.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  COMPREHENSIVE INCOME (LOSS)

     Accumulated other comprehensive income (loss) is comprised of cumulative translation adjustments.

  SEGMENTS OF BUSINESS ENTERPRISE

     We operate in a single industry segment: the design and manufacture of high technology memory chip based products used in industrial and commercial applications.

  ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101") which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is

                         CENTENNIAL TECHNOLOGIES, INC.

effective the second quarter of fiscal 2001 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes." We do not expect the adoption of SAB 101 to have a material impact on our financial position or results of operations.

  RECLASSIFICATIONS

     Certain amounts in the fiscal 1999 and 1998 consolidated financial statements have been reclassified to conform to the current year presentation.

3. INVENTORIES

     Inventories consisted of the following (in thousands):

                                                                          MARCH 31,
                                                      DECEMBER 23,    -----------------
                                                          2000         2000       1999
                                                      ------------    -------    ------
                                                      (UNAUDITED)
Raw materials, primarily electronic components......    $13,963       $ 7,989    $1,709
Work in process.....................................      3,202           454       399
Finished goods......................................        982         6,131       941
                                                        -------       -------    ------
                                                        $18,147       $14,574    $3,049
                                                        =======       =======    ======

     We maintain levels of inventories that we believe are necessary based upon assumptions concerning our growth, mix of sales and availability of raw materials. Changes in those underlying assumptions could affect our estimates of inventory valuation.

     In fiscal 1998, we reserved fully $1.8 million of costs related to inventory specifically purchased and manufactured pursuant to a customer purchase order (the "Custom Inventory"). The customer later attempted to cancel the purchase order. We disputed the customer's claim that the purchase order cancellation was effective, and sought legal remedies related thereto. During fiscal 1999, we agreed to settle our claim against the customer, in return for a $1.6 million cash payment, which was included in other income in fiscal 1999, and the right to retain and sell the Custom Inventory at issue. We sold portions of the Custom Inventory during fiscal 2000 and fiscal 1999 for approximately $1.0 million and $1.2 million, respectively, which have been included in net sales for each respective fiscal year.

4. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements consisted of the following (in thousands):

                                                               MARCH 31,
                                                           ------------------
                                                            2000       1999
                                                           -------    -------
Equipment..............................................    $ 3,442    $ 3,702
Equipment under capital leases.........................      1,180        106
Leasehold improvements.................................        199        159
                                                           -------    -------
                                                             4,821      3,967
Accumulated depreciation and amortization..............     (2,131)    (1,508)
                                                           -------    -------
                                                           $ 2,690    $ 2,459
                                                           =======    =======

     During fiscal 2000, we incurred a $343,000 loss on the disposal of certain equipment that was replaced. During fiscal 1999, we wrote off equipment with an original cost of $885,000 and accumulated depreciation of $757,000 in connection with the upgrading of our manufacturing processes and the

                         CENTENNIAL TECHNOLOGIES, INC.

remodeling of our office space. We also disposed of equipment with an original cost of $73,000 and accumulated depreciation of $33,000 in connection with these activities. During fiscal 1998, we paid in full our lease obligations to the bank that had been providing us with our line-of-credit (See Note 8), and disposed of equipment having an original cost and accumulated depreciation of approximately $691,000.

     Depreciation expense (including amortization of equipment under capital leases) for fiscal 2000, 1999 and 1998 was $1,079,000, $1,057,000 and
$1,035,000, respectively.

5. ACQUISITION OF THE FLASH MEMORY CARD BUSINESS OF INTEL CORPORATION

     On December 29, 1999, we acquired the flash memory card business of Intel Corporation ("Flash Card Business") for a cash payment of $2.0 million, a secured promissory note for $4.0 million, and 60,000 shares of Centennial series B convertible preferred stock. The transaction has been recorded as a purchase for accounting purposes and the consolidated financial statements include the operating results of this business from the date of the acquisition.

     The promissory note, secured by all of the assets of Centennial, bears interest at the rate of 9% and the principal and interest are due and payable on December 29, 2000. The convertible preferred stock is convertible into shares our common stock at a ratio of ten shares of common stock for one share of preferred stock. The preferred stock has certain registration rights and a liquidation preference value of $4.8 million.

     A summary of the assets acquired is shown below (in thousands).

Inventory..................................................  $ 7,384
Intangible assets..........................................      469
Other......................................................      388
                                                             -------
                                                               8,241
Less:
  Preferred stock issued...................................   (2,076)
  Note payable.............................................   (4,000)
  Acquisition costs........................................     (165)
                                                             -------
Cash used to acquire the business assets...................  $ 2,000
                                                             =======

     Intangible assets are being amortized on a straight-line basis over a period of three years. There were no material liabilities assumed by us as a result of this transaction. We review the value of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

     The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of the acquired business had occurred at the beginning of the respective fiscal period.

                                                           YEARS ENDED MARCH 31,
                                                           ----------------------
                                                             2000         1999
                                                           ---------    ---------
                                                           (IN THOUSANDS, EXCEPT
                                                             PER SHARE AMOUNTS)
Revenues.................................................   $58,635      $57,002
Net income...............................................   $   830      $ 1,776
Net income per share -- diluted..........................   $  0.21      $  0.50

     The unaudited pro forma financial statements do not purport to represent what our results of operations would actually have been if the acquisition had in fact occurred on such dates or to project our results of operations as of any future date or for any future period. The unaudited pro forma data is not

                         CENTENNIAL TECHNOLOGIES, INC.

indicative of the operating results that would have been achieved had the acquisition been consummated at the dates indicated, nor is it indicative of future operating results. The flash memory component used in the Flash Card Business is reflected in the historical financial statements of the Flash Card Business at Intel's actual manufacturing cost.

     For additional information, see Note 17.

6. INVESTMENT IN CENTURY ELECTRONICS MANUFACTURING, INC.

     Since October 1996, we have held an interest in Century Electronics Manufacturing, Inc. ("Century"), a contract manufacturer. On February 4, 1998, Century redeemed a portion of our debt and equity holdings in exchange for $9.7 million in cash, $4.0 million of Century series B convertible preferred stock and the forgiveness of interest. The series B convertible preferred stock is equivalent upon conversion to approximately 7%, non-diluted, of Century's outstanding shares, is non-voting, has no dividend, and has a liquidation preference of $4.0 million senior to the common stockholders and subordinate to the holders of Century series A convertible preferred stock. We recorded a loss on investment activities of $5.1 million during fiscal 1998 to reflect the difference between the fair value of the consideration received from Century and the carrying value of our investment in Century. During fiscal 1999, Centennial reduced the carrying value of its investment in Century by $733,000 to $1.7 million, reflecting our assessment of the decline of the value of this investment.

     For additional information see Note 17.

7. OTHER INVESTMENTS

  VIA, INC.

     In December 1996, we issued 156,000 unregistered shares of our Common Stock in exchange for a 12% interest in ViA, Inc., a development stage privately held technology company that designs, develops, and markets miniature communication and computing products. We accounted for this investment during fiscal 1997 using the equity method, and amortized the purchase price in excess of its interest in the investee's underlying net assets, which excess amounted to $5.0 million, over 60 months. During fiscal 1998, we reserved the carrying value of this investment, and recorded a loss on investment activities during fiscal 1998 related thereto of approximately $4.4 million.

  INTELLIGENT TRUCK PROJECT, INC., FLEET.NET, INC. AND SMART TRAVELER PLAZAS,
INC.

     On December 13, 1996, we entered into merger agreements with Intelligent Truck Project, Inc., Fleet.Net, Inc. and Smart Traveler Plazas, Inc. (collectively, "ITP/Fleet.Net") agreeing to exchange an aggregate of 792,960 shares of our Common Stock for all of the outstanding common stock of the acquired businesses. On May 15, 1997, we and the principal stockholder of ITP/Fleet.Net agreed to complete a merger. The merger has been recorded using purchase accounting, and the excess (approximately $3.0 million) of the purchase price over the fair value of assets acquired was written off in fiscal 1998 because of the uncertainties related to the future operations of ITP/Fleet.Net.

  INFOS INTERNATIONAL, INC.

     During fiscal 1997, we acquired an interest in Infos International, Inc. ("Infos"), a supplier of intelligent hand held data collection equipment for route and shop floor accounting. The purchase price amounted to approximately $3.0 million in cash and 230,000 shares of our Common Stock having a fair market value of $3.9 million at date of acquisition. On February 6, 1998, we, Infos and stockholders of Infos entered into a transaction whereby we agreed to return our shares of Infos capital stock in exchange for an agreement to sell Infos inventory and equipment arising from the contract manufacturing

                         CENTENNIAL TECHNOLOGIES, INC.

relationship between Infos and Century, which relationship was terminated. Accordingly, the full amount of the investment cost ($7.0 million) has been written off.

  INDUSTRIAL IMAGING, INC.

     We purchased for $730,000 in cash and conversion of $200,000 of notes a minority interest in Industrial Imaging, Inc. which designs, manufactures and markets automated optical vision and individual imaging systems for inspection and identification of defects in printed circuit boards. In addition, effective April 1, 1996 and expiring June 30, 1997, we agreed to provide procurement services and buy material using our credit arrangements for a service fee of $200,000. Purchases aggregating $1.4 million were made during the aforementioned period on behalf of the investee. During fiscal 1997, we determined that the investee was unable to repay us for the material purchased, and also determined that the value of the equity investment was permanently impaired. We agreed to convert our accounts receivable into common stock of the investee and have recorded a valuation reserve equal to the carrying value of the investment. During fiscal 1998, we sold our investment in Industrial Imaging, Inc. for $550,000.

  WEBSECURE, INC.

     During fiscal 1996 we purchased for $569,000 a minority interest in WebSecure, Inc. ("WebSecure"), a corporation that provided Internet services. The former president, a stockholder of WebSecure, was a Director of Centennial from February 1994 through November 1995. In connection with WebSecure's initial public offering, we realized a gain of $1.2 million from the sale of a portion of our investment; however, based upon the WebSecure stockholder complaints and related litigation described in Note 15, we provided a reserve in an amount equal to this gain. As described in Note 15, the WebSecure litigation was settled during fiscal 2000 and the amount of the reserve in excess of the settlement was recognized in income, as a revision of an estimate. This is included as other income in the accompanying financial statements. The remaining investment cost ($560,000) was fully reserved as of March 31, 1997 on the basis that its value appeared to have been permanently impaired. During fiscal 1998, we sold this remaining investment for $125,000.

  ELAN DIGITAL SYSTEMS LIMITED

     On November 11, 1999 we invested $248,000 for approximately a 7% interest in Elan Digital Systems Limited ("Elan") which is included in Investments. Elan was formed in the UK during 1976 and offers application engineering and design services for microcontroller based solutions. Elan is accounted for under the cost method.

8. DEBT

     On August 14, 1997, we entered into a credit agreement with Congress Financial Corporation ("Congress Financial") for a revolving credit facility and term loan facility of up to $4.1 million and $0.9 million, respectively, and a $2.0 million capital equipment acquisition facility. On August 15, 1997, Centennial paid in full its line-of-credit and lease financing obligations with the bank that was previously providing Centennial with its credit facilities.

     On November 24, 1998, Centennial terminated its credit agreement with Congress Financial and entered into a new credit agreement with Fleet National Bank ("Fleet") for a revolving credit facility, equipment term loan facility and foreign exchange facility of $3.5 million, $1.5 million and $2.0 million, respectively. At March 31, 2000, 1999 and 1998, Centennial had no outstanding borrowings under any of the above credit arrangements.

     For additional information, see Note 17.

                         CENTENNIAL TECHNOLOGIES, INC.

  LEASES

     In fiscal 2000, we entered into two five-year capital leases for new manufacturing equipment. Monthly payments under these two leases total $22,535. The subject equipment is recorded as an asset for financial statement purposes, and is being amortized accordingly.

     We lease our facilities under operating leases with renewal options, which expire at various dates through fiscal 2003. The lease on our headquarters and manufacturing facility contains an option to renew for an additional five-year period, provides for annual rent increases of 4% and provides that we will pay to our landlord as additional rent our pro-rata share of certain operational and maintenance costs at the facility during the term of the lease.

     At March 31, 2000, the minimum annual rental commitments under non-cancelable operating lease and capital lease obligations were as follows (in thousands):

                                                           OPERATING    CAPITAL
                 YEARS ENDING MARCH 31,                     LEASES      LEASES
                 ----------------------                    ---------    -------
2001.....................................................    $261       $  270
2002.....................................................     254          270
2003.....................................................      20          270
2004 and thereafter......................................      --          384
                                                             ----       ------
Total minimum lease payments.............................    $535        1,194
                                                             ====
Lease amounts representing imputed interest..............                  152
                                                                        ------
Present value of minimum lease payments..................                1,042
Less current portion.....................................                  215
                                                                        ------
Capital lease obligations, less current portion..........               $  827
                                                                        ======

     Rental expense under operating leases totaled $267,000, $250,000 and $427,000 in fiscal 2000, 1999 and 1998, respectively. Interest expense totaled $124,000, $4,000 and $452,000 in fiscal 2000, 1999 and 1998, respectively.

     For additional information, see Note 17.

9. INCOME TAXES

     The income (loss) before income taxes consisted of the following for the years ended March 31, 2000, 1999 and 1998 (in thousands):

                                                          2000      1999       1998
                                                         ------    ------    --------
U.S....................................................  $2,791    $2,842    $(22,609)
Foreign................................................      17        20          --
                                                         ------    ------    --------
                                                         $2,808    $2,862    $(22,609)
                                                         ======    ======    ========

                         CENTENNIAL TECHNOLOGIES, INC.

     The provision for income taxes consisted of the following for the years ended March 31, 2000, 1999 and 1998 (in thousands):

                                                              2000    1999    1998
                                                              ----    ----    ----
Current:
Federal.....................................................  $ 85    $40     $--
State.......................................................    64      9      --
Foreign.....................................................     6      7      --
                                                              ----    ---     ---
  Total current.............................................  $155    $56     $--
                                                              ====    ===     ===
Provision for income taxes..................................  $155    $56     $--
                                                              ====    ===     ===

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes as follows for the years ended March 31, 2000, 1999 and 1998:

                                                              2000     1999     1998
                                                              -----    -----    -----
Tax provision (benefit) at U.S. statutory rates.............   34.0%    34.0%   (34.0)%
State taxes, net of federal benefit.........................    7.0      6.4     (3.4)
Utilization of net operating losses and change in valuation
  allowance.................................................  (38.1)   (40.0)    37.5
Alternative minimum tax.....................................    2.0      1.6       --
Other.......................................................    0.6       --     (0.1)
                                                              -----    -----    -----
                                                                5.5%     2.0%      --%
                                                              =====    =====    =====

     The components of deferred income taxes were as follows at March 31, 2000, 1999 and 1998 (in thousands):

                                                       2000        1999        1998
                                                     --------    --------    --------
Allowance for doubtful accounts....................  $    140    $    406    $    230
Notes receivable reserve...........................        --         349         349
Inventory reserve and capitalization...............       609         581       1,557
Investment reserve.................................     5,517       5,648       5,355
Accrued expenses...................................     1,556       1,410       1,378
Equipment, net.....................................       339         371         211
Net operating losses...............................    13,610      19,970      20,633
Capital loss carryforward..........................     1,473       1,473       1,473
                                                     --------    --------    --------
                                                       23,244      30,208      31,186
Less valuation allowance...........................   (23,244)    (30,208)    (31,186)
                                                     --------    --------    --------
Net deferred taxes.................................  $     --    $     --    $     --
                                                     ========    ========    ========

     We have evaluated the positive and negative evidence bearing upon the realizability of our deferred tax assets, which are comprised principally of net operating losses and reserves. We have considered our history of losses and concluded that there is insufficient evidence that it is more likely than not that we will generate future taxable income prior to the expiration of these net operating losses in 2013. Accordingly, the deferred tax assets have been fully reserved.

     At March 31, 2000, we had federal net operating loss carryforwards of approximately $25.9 million available to offset future taxable income expiring in 2009 through 2013, and federal capital loss carryforwards of approximately $8.3 million, which expire in 2013. At March 31, 2000, approximately

                         CENTENNIAL TECHNOLOGIES, INC.

$3.7 million of our net operating loss is attributable to the exercise of stock options which, when utilized, will be credited as additional paid-in capital.

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consisted of the following (in thousands):

                                                                MARCH 31,
                                                             ----------------
                                                              2000      1999
                                                             ------    ------
Trade accounts payable.....................................  $4,823    $1,720
Accrued compensation.......................................   1,356     1,144
Accrual related to WebSecure litigation....................      --     1,200
Accrued special investigation costs........................     727     1,197
Other accrued expenses, principally accrued legal..........   2,530     1,961
                                                             ------    ------
  Total accounts payable and accrued expenses..............  $9,436    $7,222
                                                             ======    ======

     Accrued special investigation costs represent professional and legal fees and settlement costs in connection with Centennial's special investigation and stockholder litigation. See Note 15.

11. STOCKHOLDERS' EQUITY

     We are authorized to issue up to 890,000 additional shares of $0.01 par value preferred stock without further stockholder approval with such additional designations, powers, preferences, rights, qualifications, limitations and restrictions as may be designated by Centennial's Board of Directors from time to time.

     In connection with the acquisition of the flash memory card business of Intel Corporation, we issued 60,000 shares of series B convertible preferred stock, par value $0.01 per share. The series B convertible preferred stock converts at a ratio of 10 for 1 and has a liquidation preference value of $80.00 per preferred share. The series B convertible preferred stock is not redeemable. The series B convertible preferred stock ranks senior to the common stock and to all other classes and series of equity securities of Centennial which by their terms do not rank senior to the series A junior participating preferred stock. Preferred shares are entitled to a number of votes on any matter submitted to the stockholders of Centennial equal to the number of shares of common stock into which they are then convertible.

     The holders of convertible preferred stock shall be entitled to receive, when and if declared by the Board of Directors of Centennial, dividends in the same amount per share as would be payable on the number of shares of common stock into which the preferred stock is then convertible, payable in preference and priority to any payment of any cash dividend on common stock or any other class of stock or series thereof.

     In March 1999, the Board of Directors adopted a stockholder rights plan and declared a dividend of one right to purchase series A junior participating preferred stock for each outstanding share of Common Stock. The rights become exercisable based upon the occurrence of certain events including certain acquisitions of Centennial's capital stock, tender or exchange offers and certain business combination transactions involving Centennial. In the event one of the events occurs, each right entitles the registered holder to purchase a number of shares of preferred stock of Centennial or, under limited circumstances, of the acquirer. The rights are redeemable at our option under certain conditions, for $0.01 per right and expire on March 16, 2009.

                         CENTENNIAL TECHNOLOGIES, INC.

12. STOCK OPTION PLANS

     Under our 1999 Stock Incentive Plan and 1994 Stock Option Plan, incentive and non-qualified stock options may be granted to employees, officers, directors and consultants of Centennial. The amounts reserved for issuances under these two plans at March 31, 2000 are 1,000,000 and 750,000 shares, respectively. Under the plans, the Compensation Committee of the Board of Directors establishes the terms and conditions of grants.

     On November 11, 1999, our Board of Directors adopted the 1999 Stock Incentive Plan under which incentive and non-qualified stock options may be granted to our employees, officers, directors and consultants. In fiscal 2000, we granted options to acquire 585,500 shares of our common stock, exercisable at $3.50 per share under this plan. These options vest ratably on each of the first, second and third anniversaries of the date of grant, although for certain options vesting is accelerated in the event certain stock price targets are achieved. Substantially all of these options became fully vested in fiscal 2000.

     Under our Formula Stock Option Plan (the "Formula Plan"), non-qualified options may be granted to non-employee directors. Under the Formula Plan, options will be granted pursuant to a formula that determines the timing, pricing and amount of the option awards using objective criteria. We have reserved 37,500 shares of Common Stock for issuance under the Formula Plan. The exercise prices of the options granted to a non-employee director are granted at fair market value. These options vest and are exercisable on the date of grant and expire after 5 years. All other options granted under the Formula Plan vest and are exercisable one year from the date of the grant. During fiscal 1998, a non-employee director was granted options to purchase 1,875 shares at $28.00 per share. During fiscal 2000 and 1999, non-employee directors were granted options to purchase 2,250 shares at $7.28 per share and 6,375 shares at $6.00 per share, respectively.

     In addition, during fiscal 1998, Centennial granted options to acquire 130,625 shares outside of Centennial's stock option plans, exercisable at prices ranging from $13.00 to $28.00 per share, of which 25,000 options were granted to four non-employee directors and the balance to employees; the vesting period for these options range from immediately upon grant to three years, and the options expire in ten years.

     FASB Statement No. 123, Accounting for Stock-Based Compensation, requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. There was no compensation costs recognized for fiscal 2000 and 1999. In fiscal 1998 there was $34,000 of compensation costs recognized. Had compensation cost for our stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with Statement No. 123, our net income (loss) and net income (loss) per share for years ended March 31, 2000, 1999 and 1998, would have been as indicated in the pro forma amounts shown below:

                                   2000                            1999                           1998
                       ----------------------------    ----------------------------    ---------------------------
                                         NET INCOME                      NET INCOME
                         NET INCOME        (LOSS)        NET INCOME        (LOSS)                        NET LOSS
                           (LOSS)        PER SHARE         (LOSS)        PER SHARE        NET LOSS       PER SHARE
                       --------------    ----------    --------------    ----------    --------------    ---------
                       (IN THOUSANDS)                  (IN THOUSANDS)                  (IN THOUSANDS)
As Reported..........     $ 2,653          $ 0.76         $ 2,806          $ 0.96         $(22,609)       $ (9.80)
Pro forma............     $(3,163)         $(0.99)        $(1,966)         $(0.68)        $(29,869)       $(12.94)

     The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of 5 years for grants prior to April 1, 1998, and 3 years for fiscal 2000 and 1999, expected volatility of 100% for fiscal 1998, 141% for

                         CENTENNIAL TECHNOLOGIES, INC.

fiscal 1999 and 321% for fiscal 2000, no dividends and a risk-free interest rate of 7.0%, 6.0% and 6.0% for the years ended March 31, 2000, 1999 and 1998, respectively.

     The effects on fiscal 2000, 1999, and 1998 pro forma net income (loss) and net income (loss) per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income
(loss) for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options and stock in future years.

     A summary of the status of Centennial's stock option plans as of March 31, 2000, 1999 and 1998 changes during the years ending on those dates is presented below:

                                          2000                    1999                   1998
                                  ---------------------   --------------------   --------------------
                                              WEIGHTED               WEIGHTED               WEIGHTED
                                               AVERAGE                AVERAGE                AVERAGE
                                              EXERCISE               EXERCISE               EXERCISE
                                                PRICE                  PRICE                  PRICE
                                   NUMBER     PER SHARE    NUMBER    PER SHARE    NUMBER    PER SHARE
                                  ---------   ---------   --------   ---------   --------   ---------
Options outstanding at beginning
  of period.....................    503,238                366,500                222,450
Granted.........................    840,875    $ 4.26      534,194    $ 6.40      322,625    $16.64
Exercised.......................     (7,847)     5.17           --        --      (14,050)    14.00
Canceled........................    (61,845)    33.97     (397,456)    14.56     (164,525)   131.36
                                  ---------    ------     --------    ------     --------    ------
Outstanding at end of period....  1,274,421    $ 6.32      503,238    $13.12      366,500    $24.32
Options exercisable at end of
  period........................    924,433                105,440                 44,002
Weighted average fair value of
  options granted during the
  year..........................               $ 4.18                 $ 4.72                 $12.88

     The following table summarizes information about stock options outstanding at March 31, 2000:

                                 OPTIONS OUTSTANDING
                  -------------------------------------------------
                                WEIGHTED-AVERAGE                           OPTIONS EXERCISABLE
                                   REMAINING                          ------------------------------
    RANGE OF        NUMBER        CONTRACTUAL      WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICES   OUTSTANDING         LIFE          EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
----------------  -----------   ----------------   ----------------   -----------   ----------------
$ 3.44 - $  3.50     586,125          9.7               $ 3.50          585,709          $ 3.50
  3.94 -    4.88      53,459          8.9                 4.62           11,461            4.69
  5.20 -    5.20     341,401          7.5                 5.20          253,910            5.20
  5.68 -    5.84     198,500          9.2                 5.84            9,125            5.83
  5.88 -    9.88      55,061          6.8                 8.13           24,353            8.08
 28.00 -  235.04      39,875          2.8                59.63           39,875           59.63
----------------   ---------          ---               ------          -------          ------
$ 3.44 - $235.04..  1,274,421         8.7               $ 6.32          924,433          $ 6.55
----------------   ---------          ---               ------          -------          ------

     During fiscal 1999, we established a 1999 Employee Stock Purchase Plan (the "ESPP") that provides for the grant of rights to eligible employees to purchase up to 25,000 shares of Centennial's Common Stock at 85% of the fair market value of the Common Stock at the end of the established offering period. There were 2,864 shares issued under the ESPP in fiscal 2000 and no shares issued under the ESPP in fiscal 1999.

     For additional information, see Note 17.

                         CENTENNIAL TECHNOLOGIES, INC.

13. RELATED PARTY TRANSACTIONS

     Included in other current assets at March 31, 2000 is $493,000 due from Intel Corporation ("Intel") concerning the acquired business. Beginning in the fourth quarter of fiscal 2000, we began regularly purchasing a significant portion of our raw materials, mostly memory chips, directly from Intel. Excluding activity related to a transition period with Intel and its contract manufacturer, we had purchases from Intel of $443,000 for fiscal 2000, which is included in accounts payable as of March 31, 2000.

     Included in Other Assets at March 31, 2000 is a $144,845 loan to our President and Chief Executive Officer. The loan is due and payable on July 25, 2001 and bears interest at the rate of 5.8%. In April 2000, we loaned this individual an additional $204,500, which is also due and payable on July 25, 2001 and bears interest at the rate of 6.45%

     For additional information, see Note 17.

14. SAVINGS PLAN

     We have a 401(k) Savings Plan under which substantially all U.S. employees may voluntarily defer a portion of their compensation and we may elect to match a portion of the employee deferral. We made contributions of $57,000 and, $29,000 respectively, to the plan related to contributions by employees during fiscal 2000 and 1999. For fiscal 1998 there were no contributions to this plan.

15. CONTINGENCIES

  LEGAL PROCEEDINGS

     We are party from time to time to legal proceedings arising out of the normal course of our business. We do not believe that any such legal proceedings, either individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations. In addition, we have been or are parties to other litigation as summarized below.

  CLASS ACTION LITIGATION

     We have been party to various class action lawsuits which were commenced principally during fiscal 1997 and 1998. A substantial number of the participants in these class action lawsuits participated in settlements with us that became effective during fiscal 1999. The following discusses the history of these class action lawsuits, together with the settlements that were entered into principally in fiscal 1999.

     Since our announcement on February 11, 1997 that we were undertaking an inquiry into the accuracy of our prior reported financial results, and that preliminary information had raised questions as to whether reported results contained material misstatements, approximately 40 purported class action lawsuits were filed in or transferred to the United States District Court for the District of Massachusetts. These complaints asserted claims against us and our Board of Directors, officers and former independent accountants, among others, under certain federal and state laws. These class action lawsuits were purportedly brought by and on behalf of purchasers of our Common Stock (i) between our initial public offering on April 12, 1994 and February 10, 1997 or
(ii) on February 25, 1997.

     On February 9, 1998, these class action lawsuits were consolidated (the "Consolidated Litigation"), and the lead counsel representing the plaintiffs in the Consolidated Litigation filed a Stipulation of Settlement (the "Settlement Agreement"), whereby we and certain of our officers and directors would be released from liability arising from the allegations included in the Consolidated Litigation. In return, we paid the plaintiffs in the Consolidated Litigation $1.475 million in cash and issued to these plaintiffs 854,300 shares or 37% of our Common Stock. We also adopted certain corporate governance policies and procedures. The Settlement Agreement became effective on July 20, 1998. All shares issued in connection

                         CENTENNIAL TECHNOLOGIES, INC.

with the Consolidated Litigation are included in the weighted average shares outstanding calculation from July 20, 1998 forward.

     A number of class members elected not to participate in the Settlement Agreement described above. In September 1999, we reached an agreement with a number of these parties. In return, we paid $500,000 in cash to settle these claims (the "Additional Settlement Agreement"). For the remaining parties who did not participate in the Settlement Agreement or the Additional Settlement Agreement, we believe that the applicable Federal statue of limitations has likely expired and that we do not have material exposure to these parties. During fiscal 2000, we revised our estimate of the allocation between cash and common stock of the $20 million provision for settlement of all such stockholder litigation recorded during fiscal 1997 related to the class action litigation. Accordingly, we reclassified certain amounts in fiscal 2000 from the original settlement reserve to accrued liabilities, representing the Additional Settlement Agreement described above and a remaining estimate of the probable costs to be incurred in connection with the remaining parties not a party to the Settlement Agreement or the Additional Settlement Agreement. In fiscal 2000, we made a partial payment of $188,000 in settlement of certain of these claims. In December 2000 (unaudited), we paid the remaining amount of $312,000.

     In fiscal 2000, the plaintiffs in the Consolidated Litigation reached an agreement with our former Interim Chief Executive Officer, Lawrence J. Ramaekers, and his employer, Jay Alix & Associates ("Jay Alix"), regarding the plaintiffs' alleged claims against them. In fiscal 2000, we paid Jay Alix and Mr. Ramaekers $1.0 million for legal fees incurred and Jay Alix and Mr. Ramaekers released any and all claims against our affiliates, our directors and us.

  SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

     In February 1997, we were notified that the Boston District Office of the Securities and Exchange Commission ("SEC") was conducting an investigation of us. We cooperated fully with the SEC. On September 26, 2000 (unaudited), we entered into an administrative proceeding fully resolving the issues arising from the conduct of former members of our senior management and the restatement of certain financial statements.

  WEBSECURE LITIGATION

     On and after March 26, 1997, several complaints were filed against WebSecure, certain officers, directors and underwriters of WebSecure, and us in the United States District Court for the District of Massachusetts by plaintiffs purporting to represent classes of stockholders who purchased stock of WebSecure, Inc. ("WebSecure") between December 5, 1996 and February 27, 1997. The claims against us included alleged violations of Sections 11 and 15 of the Securities Act of 1933 (the "WebSecure Securities Litigation"). In fiscal 1997, we established a reserve of $1.2 million in connection with the expected settlement of this litigation.

     In fiscal 2000, we settled the WebSecure Securities Litigation in return for the issuance of 43,125 shares of our Common Stock, of which 14,375 shares had been issued as of March 31, 2000 and the payment of $50,000 for notice and administrative costs. In fiscal 2000, we revised our estimate of the expected cost to resolve this matter based on the final settlement amounts, which resulted in income of $940,000. All shares to be issued in connection with this settlement are included in the weighted average shares outstanding calculation from September 17, 1999 forward. On January 8, 2001 (unaudited), the remaining 28,750 shares were issued.

                         CENTENNIAL TECHNOLOGIES, INC.

  OTHER

     On May 12, 2000, we received a complaint from Mr. Dennis M. O'Connor alleging that he is owed approximately $485,000 in connection with legal services provided by O'Connor, Broude & Aronson prior to May 12, 1997. Because of the early stage of this litigation, we are not able to make an assessment as to its likely outcome.

     For additional information, see Note 17.

16. FINANCIAL INFORMATION BY QUARTER (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                      FISCAL 2001 QUARTERS ENDED,
                                               -----------------------------------------
                                               JUNE 24,    SEPTEMBER 23,    DECEMBER 23,
                                                 2000          2000             2000
                                               --------    -------------    ------------
Net sales....................................  $13,914        $23,447         $21,028
Gross profit.................................    5,266         10,016           8,395
Operating income.............................    2,164          7,101           4,740
Net income...................................    2,085          6,615           2,800
Net income per share -- basic................     0.65           2.05            0.86
Net income per share -- diluted..............     0.49           1.44            0.58

                                                             FISCAL 2000 QUARTERS ENDED,
                                                ------------------------------------------------------
                                                JUNE 26,    SEPTEMBER 25,    DECEMBER 25,    MARCH 25,
                                                  1999          1999             1999          2000
                                                --------    -------------    ------------    ---------
Net sales.....................................   $6,681        $7,633           $8,567        $12,699
Gross profit..................................    2,125         2,496            3,358          2,561
Operating income..............................      136           169            1,279            396
Net income....................................      231           838            1,336            248
Net income per share -- basic.................     0.07          0.26             0.42           0.08
Net income per share -- diluted...............     0.07          0.26             0.42           0.06

                                                             FISCAL 1999 QUARTERS ENDED,
                                                ------------------------------------------------------
                                                JUNE 27,    SEPTEMBER 26,    DECEMBER 26,    MARCH 31,
                                                  1998          1998             1998          1999
                                                --------    -------------    ------------    ---------
Net sales.....................................   $6,235        $6,151           $7,568        $7,679
Gross profit..................................    1,645         1,910            2,590         2,520
Operating income..............................       35           253              577           918
Net income....................................       99         1,201              573           933
Net income per share -- basic.................     0.04          0.41             0.18          0.36
Net income per share -- diluted...............     0.04          0.41             0.18          0.35

17. SUBSEQUENT EVENTS (UNAUDITED)

  MERGER AGREEMENT

     On January 22, 2001, Centennial entered into an Agreement and Plan of Merger and Reorganization with Solectron Corporation ("Solectron"). Under the terms of the agreement, Solectron will issue or reserve for issuance upon the exercise of assumed stock options approximately 2.96 million shares of Solectron common stock in exchange for all of our fully diluted equity, including all of our outstanding stock options to be assumed by Solectron in connection with the transaction. Using our capitalization at January 22, 2001 and assuming conversion of our outstanding series B convertible preferred stock, the exchange ratio for the transaction is expected to be approximately 0.536 shares of common stock for each

                         CENTENNIAL TECHNOLOGIES, INC.

share of our common stock. The transaction will be accounted for as a purchase and is expected to close during the second quarter of calendar year 2001. The completion of the transaction is subject to governmental approvals, including antitrust clearance, approval of the transaction by our stockholders and other customary closing conditions.

  ACQUISITION OF FLASH MEMORY CARD BUSINESS OF INTEL CORPORATION

     In September 2000, we repaid in full the $4.0 million note payable to Intel Corporation and related accrued interest, which was not due and payable until December 29, 2000. In January 2001, we also made a final payment of $131,000 due to Intel Corporation based upon units shipped to Cisco Systems.

  CONCENTRATION OF CREDIT RISK

     Financial instruments, which potentially subject us to concentration of credit risk, consist principally of cash and cash equivalents, short-term investments and trade receivables. At December 23, 2000, substantially all of our cash, cash equivalents and short-term investments were held by one financial institution. We primarily sell and grant credit to domestic and foreign original equipment manufacturers and distributors. We extend credit based on an evaluation of the customer's financial condition and generally do not require collateral. We monitor our exposure for credit losses and maintain allowances for anticipated losses. At December 23, 2000, the allowance for doubtful accounts was $200,000.

     For the nine months ended December 23, 2000, Solectron Corporation represented 12% of our sales of PC cards and related products. For the nine months ended December 23, 1999, Solectron Corporation and Lucent Technologies each represented 10% of our sales. Nortel Networks represented 6% and 4% of our sales of PC cards and related products for the nine months ended December 23, 2000 and 1999, respectively. During fiscal 1999, Nortel Networks engaged several contract manufacturers, including Solectron Corporation, to complete the final assembly of a majority of its products for which we have historically supplied PC cards. Our combined sales to Nortel Networks and to these contract manufacturers for the nine months ended December 23, 2000 and 1999 were 22% and 20%, respectively, of sales of PC cards and related products. Sales to Solectron Corporation represented 12% and 10% our sales of PC cards and related products for the nine months ended December 23, 2000 and 1999. At December 23, 2000, Solectron Corporation accounted for approximately $1.6 million or 20% of our accounts receivable balance. A relatively small number of customers account for a significant percentage of our sales. If any of these customers were to reduce significantly the amount of business they conduct with us, it could have a material adverse effect on our business, financial condition and results of operations. In late 1999, Solectron Corporation merged with one of our competitors, SMART Modular Technologies, Inc., which could result in a decrease of sales.

     Approximately 20% and 18% of our sales of PC cards and related products for the nine months ended December 23, 2000 and 1999, respectively, were outside the United States, primarily in several Western European countries, Israel and Canada. No one country, other than the United States, comprised more than 10% of our sales.

  INVESTMENT IN CENTURY ELECTRONICS MANUFACTURING, INC.

     On January 9, 2001, Century Electronics Manufacturing filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In December 2000, Centennial reduced the carrying value of this investment from $1,700,000 to zero, since management believes the investment has suffered a decline, which is other-than-temporary.

                         CENTENNIAL TECHNOLOGIES, INC.

  DEBT

     On June 2, 2000, Centennial entered into a credit agreement with Citizens Bank for a revolving credit facility of $4.0 million. This arrangement contains certain limitations and covenants, the most restrictive of which is a covenant regarding the maintenance of our liquidity, as defined in the credit agreement. Available borrowings are based upon a percentage of our accounts receivable. This credit facility is secured by substantially all of our assets. This credit agreement expires on July 31, 2002. Centennial has had no borrowing under this credit arrangement.

  LEASES

     In the nine months ended December 23, 2000, Centennial entered into a four-year capital lease for new manufacturing equipment with a monthly payment of approximately $10,000. The subject equipment is recorded as an asset for financial purposes, and is being amortized accordingly.

  STOCK OPTIONS PLANS

     On July 21, 2000, our Board of Directors adopted the 2000 Stock Incentive Plan under which incentive and non-qualified stock options may be granted to our employees, officers, directors and consultants. As of December 23, 2000, no options have been granted under this plan. For the nine months ended December 23, 2000, we granted options to acquire 442,474 shares of our common stock, exercisable at an average price of $7.50 per share. These options vest ratably on each of the first, second and third anniversaries of the date of grant, although for certain options vesting is accelerated in the event certain stock price targets are achieved. Substantially all of these options are fully vested as of December 23, 2000.

  RELATED PARTY TRANSACTIONS

     Purchases directly from Intel Corporation for the nine months ended December 23, 2000 were $18.0 million. Accounts payable to Intel at December 23, 200 were $2.2 million.

     In the nine months ended December 23, 2000, we made two loans of $17,000 and $15,000 to our President and Chief Executive Officer. These loans bear interest at the rate of 6.45%. Also in the nine months ended December 23, 2000, our President and Chief Executive Officer repaid in full the other two loans for $144,845 and $204,500.

     During the nine months ended December 23, 2000, Centennial had sales of $276,000 to Elan Digital Systems Limited ("Elan") in the normal course of business, all of which is in accounts receivable at December 23, 2000. Furthermore, Centennial made purchases directly from Elan during the nine months ended December 23, 2000 of $217,000 of which $38,000 is included in accounts payable at December 23, 2000.

  CONTINGENCIES

     On July 13, 2000, we received a complaint from Mr. Thomas L. DePetrillo alleging that he was owed approximately $1,000,000 in connection with securities that Mr. DePetrillo claims were not delivered on a timely basis. This lawsuit includes allegations substantially identical to those asserted by Mr. DePetrillo in a lawsuit filed against us in July 1998. In October 2000, we settled the complaint from Mr. DePetrillo with a cash payment of $375,000.

     On February 2, 2001, we were notified of a complaint filed against us by Onyx, Inc. ("Onyx"). Onyx served as one of our exclusive sales representatives for certain products in five New England states during the mid-1990's. Onyx alleges that we failed to provide it with an appropriate accounting of commissions due it and failed to pay all commissions due. Because of the early stage of this litigation, we are unable to make an assessment as to its likely outcome.

                                                                         ANNEX A
                                                                [EXECUTION COPY]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                               AND REORGANIZATION

                                  BY AND AMONG
                             SOLECTRON CORPORATION
                        CENTERS ACQUISITION CORPORATION

                                      AND
                         CENTENNIAL TECHNOLOGIES, INC.

                          DATED AS OF JANUARY 22, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               INDEX OF EXHIBITS

Exhibit A  Form of Voting Agreement
Exhibit B  Form of Affiliate Agreement

                                                                [EXECUTION COPY]

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION is made and entered into as of January 22, 2001, by and among Solectron Corporation, a Delaware corporation ("Parent"), Centers Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Centennial Technologies, Inc., a Delaware corporation (the "Company").

                                    RECITALS

     A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 hereof) and in accordance with the Delaware General Corporation Law ("Delaware Law"), Parent and the Company intend to enter into a business combination transaction.

     B. The Board of Directors of the Company (i) has determined that the Merger (as defined in Section 1.1 hereof) is advisable, and consistent with and in furtherance of the long-term business strategy of the Company and fair to, and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined, subject to the terms of this Agreement, to recommend that the stockholders of the Company adopt and approve this Agreement and approve the Merger.

     C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, the directors and executive officers of the Company are entering into Voting Agreements with Parent, in the form attached hereto as Exhibit A (the "Voting Agreements").

     D. As a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of the Company are entering into Affiliate Agreements with Parent, in the form attached hereto as Exhibit B (the "Affiliate Agreements"), at or prior to the consummation of the Merger.

     E. The parties hereto intend, by executing this Agreement, to adopt a "plan of reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     F. It is also intended by the parties hereto that the Merger will be accounted for as a purchase.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2 hereof) and upon the terms and subject to the conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation of the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Effective Time; Closing. Upon the terms and subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and Plan of Merger and

Reorganization (as the same may be amended from time to time) and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market, Spear Street Tower, Suite 3300, San Francisco, California 94105, at a time and date to be specified by the parties hereto, which shall be no later than the second (2nd) business day after the satisfaction or waiver of the conditions set forth in Article VI hereof, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation and Bylaws of Surviving Corporation.

     (a) Certificate of Incorporation. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read the same as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and such Certificate of Incorporation; provided, however, that as of the Effective Time the Certificate of Incorporation shall provide that the name of the Surviving Corporation is "Centennial Technologies, Inc."

     (b) Bylaws. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub and the Company, the Bylaws of the Surviving Corporation shall be amended and restated to read the same as the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws; provided, however, that all references in such Bylaws to Merger Sub shall be amended to refer to "Centennial Technologies, Inc."

     1.5  Directors and Officers of Surviving Corporation.

     (a) Directors. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.

     (b) Officers. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time.

     1.6 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

          (a) Conversion of Company Common Stock. Each share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(c) hereof, will be canceled and extinguished and automatically converted (subject to Section 1.6(f) and Section 1.6(g) hereof) into the right to receive, upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 hereof (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9 hereof), that number (the "Exchange Ratio") of

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     fully paid and nonassessable shares of Common Stock, par value $0.001 per share, of Parent ("Parent Common Stock"), equal to

        A / (B + C)

        Where: A = 2,960,000; provided, however, in the event all of the outstanding shares of Series B Preferred Stock (as defined in Section 1.6(b)) are not converted into shares of Company Common Stock at or prior to the Effective Time, and the holders of any shares of Series B Preferred Stock elect to receive the Preferred Cash Consideration (as defined in Section 1.6(b) hereof) in exchange for each shares of Series B Preferred Stock in accordance with the Company's Certificate of Designation of Series B Preferred Stock and pursuant to Section 1.6(b) hereof, then A above shall equal: (x) 2,960,000 minus (y) (A) $80.00, multiplied by (B) the number of shares of Series B Preferred Stock outstanding immediately prior to the Effective Time, divided by (C) the average closing price of one share of Parent Common Stock for the five (5) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the New York Stock Exchange ("NYSE") Composite Transaction Tape (the "Average Trading Price").

               B = the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including (i) the number of shares of Company Common Stock issued upon the conversion of any shares of Series B Preferred Stock converted at or prior to the Effective Time, and (ii) any shares of Company Common Stock issued upon the exercise of all purchase rights outstanding under the ESPP pursuant to Section 5.8(b) hereof) other than those shares of Company Common Stock to be canceled pursuant to Section 1.6(c) hereof; and

               C = the number of shares of Company Common Stock issuable upon the exercise of Company Stock Options (as defined in Section 1.6(d) hereof) outstanding immediately prior to the Effective Time (whether vested or unvested) (including those options to purchase shares of Company Common Stock which are granted after the date hereof and prior to the Effective Time).

          For purposes of clarity, assuming (i) that as of the date hereof, there are 1,626,277 shares of Company Common Stock issuable upon the exercise of Company Stock Options outstanding on the date hereof (whether vested or unvested), (ii) that no additional Company Stock Options are granted after the date hereof and prior to the Effective Time, and (iii) that the Average Trading Price equals $40.74 (i.e., the closing price of Parent Common Stock on the date hereof), (A) in the event that the all of the outstanding shares of Series B Preferred Stock were converted into shares of Company Common Stock at or prior to the Effective Time, the Exchange Ratio derived from the foregoing formula set forth in this Section 1.6(a) will be 0.536, and (B) in the event that the none of the outstanding shares of Series B Preferred Stock were converted into shares of Company Common Stock at or prior to the Effective Time, the Exchange Ratio derived from the foregoing formula set forth in this Section 1.6(a) will be 0.578.

          If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock shall also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

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

          (b) Conversion of Series B Preferred Stock. Each share of Series B Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series B Preferred Stock") issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and automatically converted (subject to Section 1.6(f) and Section 1.6(g) hereof) into the right to receive, upon surrender of the certificate representing such share of Series B Preferred Stock in the manner provided in Section 1.7 hereof (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section
     1.9 hereof) $80.00 (the "Preferred Cash Consideration") payable (without interest) in U.S. currency in immediately available funds to the holders of such shares of Series B Preferred Stock.

          (c) Cancellation of Parent-Owned Stock. Each share of Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of the Company or Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (d) Stock Options; Employee Stock Purchase Plans. At the Effective Time, all options to purchase Company Common Stock (each, a "Company Stock Option" and collectively, the "Company Stock Options") then outstanding under the Company's 2000 Stock Incentive Plan, 1999 Stock Incentive Plan, 1994 Stock Option Plan and 1994 Formula Stock Option Plan (each, a "Company Option Plan" and collectively, the "Company Option Plans") shall be assumed by Parent in accordance with Section 5.8 hereof. Purchase rights outstanding under the Company's Employee Stock Purchase Plan (the "ESPP") shall be treated as set forth in Section 5.8 hereof.

          (e) Capital Stock of Merger Sub. Each share of Common Stock, par value $0.001 per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, par value $0.001 per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock immediately prior to the Effective Time shall evidence ownership of such shares of capital stock of the Surviving Corporation.

          (f) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

          (g) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificates(s) (as defined in Section 1.7(c) hereof) receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the Average Trading Price.

     1.7  Surrender of Certificates.

     (a) Exchange Agent. Parent shall select a bank or trust company reasonably acceptable to the Company to act as the exchange agent (the "Exchange Agent") in the Merger.

     (b) Parent to Provide Common Stock. At the Effective Time, Parent shall make available to the Exchange Agent, for exchange in accordance with this
Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6 hereof in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for (i) payment in lieu of fractional shares pursuant to
Section 1.6(g) hereof, (ii) payment of any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d) hereof, and (iii) if applicable, for payment in exchange for the outstanding shares of Series B Preferred Stock in accordance with Section 1.6(b) hereof.
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

     (c) Exchange Procedures. Promptly after the Effective Time, (and in no event more than ten (10) business days following the Effective Time) Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock or Series B Preferred Stock which were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6 hereof, cash in lieu of any fractional shares pursuant to Section 1.6(g) hereof and any dividends or other distributions pursuant to Section 1.7(d) hereof or Preferred Cash Consideration, as applicable, (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(g) hereof and any dividends or other distributions pursuant to Section 1.7(d) or Preferred Cash Consideration, as applicable. Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, (i) the holders of such Certificates formerly representing shares of Company Common Stock shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time (as adjusted for any stock splits, reverse stock splits, stock dividends or the like with respect to the shares of Parent Common Stock with a record date after the Effective Time), payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(g) hereof and any dividends or distributions payable pursuant to Section 1.7(d) hereof, and (ii) the holders of such Certificates formerly representing shares of Series B Preferred Stock shall be entitled to receive in exchange therefor the Preferred Cash Consideration for each share of Series B Preferred Stock, and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) hereof as to dividends and other distributions, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(g) hereof and any dividends or distributions payable pursuant to Section 1.7(d) hereof or the right to receive Preferred Cash Consideration, as applicable.

     (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, promptly following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(g) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

     (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

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

     (f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required (as advised by tax counsel for Parent) to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

     (g) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any other party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.8 No Further Ownership Rights in Company Common Stock or Series B Preferred Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(g) and Section 1.7(d) hereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and the Preferred Cash Consideration issued in accordance with Section 1.6(b) hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to shares of Series B Preferred Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock or Series B Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section
1.6 hereof, cash for fractional shares, if any, as may be required pursuant to
Section 1.6(g) hereof and any dividends or distributions payable pursuant to
Section 1.7(d) hereof or Preferred Cash Consideration, as applicable; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, or Preferred Stock Consideration, as applicable, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable and customary amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.10  Tax and Accounting Consequences.

     (a) Tax. It is intended by the parties hereto that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

     (b) Accounting. It is intended by the parties hereto that the Merger will be accounted for as a purchase.

     1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub will take all such lawful and necessary action.

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

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     As of the date hereof and as of the Closing Date, the Company hereby represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in writing in the disclosure letter supplied by the Company to Parent dated as of the date hereof and certified by a duly authorized officer of the Company (the "Company Schedule"), which disclosure shall provide an exception to or otherwise qualify the representations or warranties of the Company specifically referred to in the Company Schedule and such other representations and warranties to the extent such disclosure shall reasonably appear to be applicable to such other representations or warranties, as follows:

     2.1  Organization and Qualification; Subsidiaries.

     (a) Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect (as defined in Section 8.3 hereof) on the Company. Each of the Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     (b) The Company has no subsidiaries except for the corporations identified in Section 2.1(b) of the Company Schedule. Neither the Company nor any of its subsidiaries has agreed nor is obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect (a "Contract") under which it may become obligated to make, any future investment in or capital contribution to any other entity. Except as set forth in Section 2.1(b) of the Company Schedule, neither the Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible into, or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

     (c) The Company and each of its subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of their business requires such qualification and where the failure to be so qualified or in good standing would have a Material Adverse Effect on the Company.

     2.2 Certificate of Incorporation and Bylaws. The Company has previously furnished to Parent a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date (together, the "Company Charter Documents"). The Company Charter Documents and equivalent organizational documents of each subsidiary of the Company are in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents, and no subsidiary of the Company is in violation of its equivalent organizational documents.

     2.3  Capitalization.

     (a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 1,000,000 shares of Preferred Stock ("Company Preferred Stock" and together with the Company Common Stock, the "Company Capital Stock"), each having a par value of $0.01 per share. At the close of business on the date of this Agreement (i) 3,295,173 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock were held by subsidiaries of the Company, (iii) no shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common

Stock under the 2000 Stock Incentive Plan, (iv) 913,996 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the 1999 Stock Incentive Plan, (v) 695,406 shares of Company Common Stock were available for future grant under the 1994 Stock Option Plan, and (vi) 16,875 shares of Company Common Stock were available for future grant under the 1994 Formula Stock Option Plan. As of the close of business on the date of this Agreement, 60,000 shares of Company Preferred Stock were designated as Series B Preferred Stock and were issued or outstanding and 50,000 shares of Company Preferred Stock were designated as Series A Junior Participating Preferred Stock, none of which were issued and outstanding and 50,000 of which were reserved for issuance under the Company Rights Plan (as defined in Section 2.26 hereof). Section 2.3(a) of the Company Schedule sets forth the following information with respect to each Company Stock Option outstanding as of the date of this Agreement: (i) the name and address of the optionee; (ii) the particular plan pursuant to which such Company Stock Option was granted; (iii) the number of shares of Company Common Stock subject to such Company Stock Option; (iv) the exercise price of such Company Stock Option; (v) the date on which such Company Stock Option was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Option expires; and
(viii) whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration. The Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which the Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. All shares of Company Common Stock subject to issuance upon exercise of such Company Stock Options as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 2.3(a) of the Company Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Option as a result of the Merger. All outstanding shares of Company Common Stock, all outstanding Company Stock Options, and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements (as defined below) and (ii) all requirements set forth in applicable Contracts. For the purposes of this Agreement, "Legal Requirements" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined in Section 2.5(b) hereof).

     (b) Except for shares of capital stock or other similar ownership interests of subsidiaries of the Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries (which shares or other interests do not materially affect the Company's control of such subsidiaries), the Company owns free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, community property interests or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) directly or indirectly through one or more subsidiaries, all equity securities, partnership interests or similar ownership interests of any subsidiary of the Company, and all securities convertible into, or exercisable or exchangeable for, such equity securities, partnership interests or similar ownership interests, that are issued, reserved for issuance or outstanding. Except as set forth in Section 2.3(b) of the Company Schedule or Section 2.3(a) hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as set forth in Section 2.3(b) of the Company Schedule and as contemplated by this Agreement, there are no registration rights in respect of Company Capital Stock and, except for the Company Rights Plan and the Voting Agreements, there are no voting trusts, proxies, rights plans, antitakeover plans or other agreements or understandings to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries are bound with respect to any equity security of the Company or with respect to any equity security, partnership interest or similar ownership interest of any of its subsidiaries. Stockholders of the Company will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

     2.4 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the approval of the stockholders of the Company of the Merger, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval and adoption of this Agreement and the Merger by holders of a majority of the outstanding shares of Company Capital Stock in accordance with Delaware Law and the Company Charter Documents). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

     2.5  No Conflict; Required Filings and Consents.

     (a) Except as set forth in Section 2.5(a) of the Company Schedule, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of the Company's subsidiaries, (ii) subject to obtaining the approval of the Company's stockholders of this Agreement and the Merger and compliance with the requirements set forth in Section 2.5(b) hereof, conflict with or violate in any material respect any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected.

     (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or registration or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "Governmental Entity"), except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws ("Blue Sky Laws"), the pre-merger notification requirements (the "HSR Approval") of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of the National Market System ("Nasdaq"), and the filing and recordation of the Certificate of Merger as required by Delaware Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not, individually or in the aggregate, reasonably be expected to have a Material
                                       A-9
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Adverse Effect on the Company or, after the Effective Time, Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

     2.6  Compliance; Permits.

     (a) Neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule (including environmental laws), regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause the Company to lose any material benefit or incur any material liability. No investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of the Company, threatened against the Company or its subsidiaries, nor has any governmental or regulatory body or authority indicated to the Company an intention to conduct the same, other than, in each such case, those the outcome of which could not, individually or in the aggregate, reasonably be expected to have the effect of prohibiting or materially any material business practice of the Company or any of its subsidiaries, any acquisition of material property by the Company or any of its subsidiaries or the conduct of business by the Company or any of its subsidiaries in substantially the same manner as currently conducted.

     (b) The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to operation of the business of the Company and its subsidiaries taken as a whole (each, a "Company Permit" and collectively, the "Company Permits"). The Company and its subsidiaries are in compliance in all material respects with the terms of each of the Company Permits.

     2.7  SEC Filings; Financial Statements.

     (a) The Company has made available to Parent a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the Securities and Exchange Commission ("SEC") since March 31, 1998 (the "Company SEC Reports"), which are all the forms, reports and documents required to be filed by the Company with the SEC since March 31, 1998. The Company SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any reports or other documents with the SEC.

     (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports and the set of financial statements set forth on Section 2.7 of the Company Schedule for the period ended December 23, 2000, was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

     (c) The Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

     2.8  No Undisclosed Liabilities.

     (a) Except as set forth in Section 2.8(a) of the Company Schedule, neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations, assets or financial condition of the Company and its subsidiaries taken as a whole, except (i) liabilities provided for in the Company's balance sheet as of December 23, 2000 (the "Base Balance Sheet") or (ii) liabilities incurred since December 23, 2000 (the "Base Balance Sheet Date") in the ordinary course of business, none of which is material to the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole.

     (b) Except as provided for in the Base Balance Sheet, neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of any kind or nature to Intel Corporation arising out of the acquisition by the Company of certain assets of Intel Corporation pursuant to that certain Asset Purchase Agreement, dated as of December 29, 1999, by and between the Company and Intel Corporation.

     2.9  Absence of Certain Changes or Events. Except as set forth in Section
2.9 of the Company Schedule, since the Base Balance Sheet Date there has not been: (i) any Material Adverse Effect on the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company's capital stock or any other securities of the Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of the Company's or any of its subsidiaries' capital stock, (iv) any granting by the Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by the Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by the Company or any of its subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby, (v) entry by the Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.19 hereof) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by the Company with the SEC, (vi) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or
(vii) any revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Company other than in the ordinary course of business.

     2.10 Absence of Litigation. Except as set forth in Section 2.10 of the Company Schedule, there are no claims, actions, suits or proceedings pending or, to the knowledge of the Company, threatened (or, to the knowledge of the Company, any governmental or regulatory investigation pending or threatened) against the Company or any of its subsidiaries or any properties or rights of the Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign.

     2.11  Employee Benefit Plans.

     (a) All employee compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income

Security Act of 1974, as amended ("ERISA")) covering any active, former employee, director or consultant of the Company, any subsidiary of the Company or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with the Company within the meaning of Section 414 of the Code (an "Affiliate"), or with respect to which the Company has liability, are listed in Section 2.11(a) of the Company Schedule (the "Plans"). The Company has provided to Parent: (i) correct and complete copies of all documents embodying each Plan including (without limitation) all amendments thereto, all related trust documents, and all material written agreements and contracts relating to each such Plan; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Plan; (iv) all Internal Revenue Service ("IRS") or Department of Labor (the "DOL") determination, opinion, notification and advisory letters; (v) all material correspondence to or from any governmental agency relating to any Plan; (vi) all forms and related notices under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"); (vii) all discrimination tests for each Plan for the most recent three (3) plan years; (viii) the most recent annual actuarial valuations, if any, prepared for each Plan; (xi) if the Plan is funded, the most recent annual and periodic accounting of Plan assets; (x) all material written agreements and contracts relating to each Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (xi) all material communications to employees or former employees regarding in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability under any Plan or proposed Plan; (xii) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Plan; and (xiii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with any Plan.

     (b) Each Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by the IRS or DOL with respect to any Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued. Any Plan intended to be qualified under
Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation to the extent such amendment or incorporation is required as of the Closing Date. The Company does not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any new Plan. Each Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company or any of its Affiliates (other than ordinary administration expenses and expenses for benefits accrued but not yet paid).

     (c) Neither the Company, any of its subsidiaries, nor any of their Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has the Company or any of its subsidiaries contributed to or been requested to contribute to any "multiemployer plan," as such term is defined in ERISA or to any plan described in Section 413(c) of the Code. Neither the Company, any of its subsidiaries, nor any officer or director of the Company or any of its subsidiaries is subject to any material liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Plan which could subject the Company or its subsidiaries to material liabilities.

     (d) Neither the Company, any of its subsidiaries, nor any of their Affiliates has, prior to the Effective Time and in any material respect, violated any of the health continuation requirements of COBRA, the requirements of the Family Medical Leave Act of 1993, as amended, the requirements of the Women's Health and Cancer Rights Act, as amended, the requirements of the Newborns' and Mothers' Health Protection Act of 1996, as amended, or any similar provisions of state law applicable to employees of the Company or any of its subsidiaries. None of the Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and neither the Company nor any of its subsidiaries has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by statute.

     (e) Neither the Company nor any of its subsidiaries is bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of the Company or any of its subsidiaries is represented by any labor union or covered by any collective bargaining agreement and, to the knowledge of the Company, no campaign to establish such representation is in progress. There is no pending or, to the knowledge of the Company, threatened labor dispute involving the Company or any of its subsidiaries and any group of its employees nor has the Company or any of its subsidiaries experienced any labor interruptions over the past three (3) years, and the Company and its subsidiaries consider their relationships with their employees to be good. The Company and its subsidiaries are in compliance in all material respects with all applicable material foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours.

     (f) Except as set forth in Section 2.11(f) of the Company Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of the Company or any of its subsidiaries under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     (g) Each International Employee Plan (as defined below) has been established, maintained and administered in all material respects in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has material unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason. For purposes of this Agreement, "International Employee Plan" shall mean each Plan that has been adopted or maintained by the Company or any of its subsidiaries, whether informally or formally, for the benefit of current or former employees of the Company or any of its subsidiaries outside the United States.

     2.12 Labor Matters. (i) There are no material controversies pending or threatened between the Company or any of its subsidiaries and any of their respective employees; (ii) as of the date of this Agreement, neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its subsidiaries nor does the Company or its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and (iii) as of the date of this Agreement, neither the Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of the Company or any of its subsidiaries.

     2.13 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the proxy statement/prospectus to be filed with the SEC by the Company pursuant to Section 5.1(a) hereof (the "Proxy Statement/Prospectus") will, at the dates mailed to the stockholders of the Company, at the times of the stockholders meeting of the Company (the "Company Stockholders' Meeting") in connection with the transactions contemplated hereby and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

     2.14 Restrictions on Business Activities. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or its subsidiaries or to which the Company or any of its subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its subsidiaries, any acquisition of property by the Company or any of its subsidiaries or the conduct of business by the Company or any of its subsidiaries as currently conducted.

     2.15 Title to Property. Neither the Company nor any of its subsidiaries owns any material real property. Except as set forth in Section 2.15 of the Company Schedule, the Company and each of its subsidiaries have good and defensible title to all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby; and all leases pursuant to which the Company or any of its subsidiaries lease from others material real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or any of its subsidiaries or, to the Company's knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or subsidiary has not taken adequate steps to prevent such default from occurring). All the plants, structures and material equipment of the Company and its subsidiaries, except such as may be under construction, are in good operating condition and repair, in all material respects.

     2.16  Taxes.

     (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor entity.

     (b) Tax Returns and Audits.

          (i) Except as set forth in Section 2.16(b) of the Company Schedule, the Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, forms, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by the Company and each of its subsidiaries with any Tax authority, except such Returns which are not, individually or in the aggregate, material to the Company. The Company and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

          (ii) The Company and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income Taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except such Taxes which are not, individually or in the aggregate, material to the Company.

          (iii) Except as set forth in Section 2.16(b) of the Company Schedule, neither the Company nor any of its subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extension of any the period for the assessment or collection of any Tax.

          (iv) No audit or other examination of any Return of the Company or any of its subsidiaries by any Tax authority is presently in progress, nor has the Company or any of its subsidiaries been notified in writing of any request for such an audit or other examination.

          (v) No adjustment relating to any Returns filed or required to be filed by the Company or any of its subsidiaries has been proposed in writing, formally or informally, by any Tax authority to the Company or any of its subsidiaries or any representative thereof.

          (vi) Neither the Company nor any of its subsidiaries has any liability for any material unpaid Taxes (whether or not shown to be done on any Return) which has not been accrued for or reserved on the Company balance sheet dated December 23, 2000 in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to the Company, other than any liability for unpaid Taxes that may have accrued since December 23, 2000 in connection with the operation of the business of the Company and its subsidiaries in the ordinary course. There are no liens with respect to Taxes on any of the assets of the Company or any of its subsidiaries, other than liens which are not, individually or in the aggregate, material, or customary liens for Taxes not yet due and payable.

          (vii) Except as set forth in Section 2.16(b) of the Company Schedule, there is no contract, agreement, plan or arrangement to which the Company or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company or any of its subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. Except as set forth in Section 2.16(b) of the Company Schedule, there is no contract, agreement, plan or arrangement to which the Company or any of its subsidiaries is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to
     Section 4999 of the Code.

          (viii) Neither the Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
     Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company or any of its subsidiaries.

          (ix) Except as set forth in Section 2.16(b) of the Company Schedule, neither the Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement. Neither the Company nor any of its subsidiaries has ever been a member of a group filing a consolidated, unitary, combined or similar Return (other than Returns which include only the Company and any of its subsidiaries) under any federal, state, local or foreign law. Neither the Company nor any of its subsidiaries is party to any joint venture, partnership or other arrangement that could be treated as a partnership for federal and applicable state, local or foreign Tax purposes.

          (x) None of the Company's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

          (xi) Neither the Company nor any of its subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code. The stock of neither the Company nor any of its subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code.

     2.17  Environmental Matters.

     (a) Hazardous Material. Except as would not result in material liability to the Company or any of its subsidiaries, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "Hazardous Material") are present
(i) as a result of the actions of the Company or any of its subsidiaries or any affiliate of the Company, or (ii) to the Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

     (b) Hazardous Materials Activities. Except as would not result in a material liability to the Company (in any individual case or in the aggregate)
(i) neither the Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither the Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

     (c) Permits. The Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "Company Environmental Permits") necessary for the conduct of the Company's and its subsidiaries' Hazardous Material Activities and other businesses of the Company and its subsidiaries as such activities and businesses are currently being conducted. All such Company Environmental Permits are valid and in full force and effect. The Company has complied in all material respects with all covenants and conditions of any such Company Environmental Permit which is or has been in force with respect to its Hazardous Material Activities. To the knowledge of the Company, no circumstances exist which could cause any such Company Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee. All such Company Environmental Permits and all other consent and clearances required by any Environmental Law or any agreement to which the Company is bound as a condition to the performance and enforcement of this Agreement, have been obtained or will be obtained prior to the Closing at no cost to Parent.

     (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to the Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against the Company or any of its subsidiaries in a writing delivered to the Company or any of its subsidiaries concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or any of its subsidiaries. The Company has no knowledge of any fact or circumstance which could involve the Company or any of its subsidiaries in any environmental litigation or impose upon the Company any material environmental liability.

     (e) Reports and Records. The Company has delivered to Parent or made available for inspection by Parent and its agents, representatives and employees all records in the Company's possession concerning the Hazardous Materials Activities of the Company relating to its business and all environmental audits and environmental assessments of any facility conducted at the request of, and in the possession of, the Company. The Company has complied (or will comply prior to the Closing) with all environmental disclosure obligations imposed by applicable law with respect to the Merger.

     2.18 Brokers. Except as set forth in Section 2.18 of the Company Schedule, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.19  Intellectual Property.

     (a) For the purposes of this Agreement, the following terms have the following definitions:

          (i) "Intellectual Property" shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof ("Patents"); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) domain names, uniform resource locators ("URLs") and other names and locators associated with the Internet ("Domain Names"); (v) industrial designs and any registrations and applications therefor; (vi) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor; (vii) all databases and data collections and all rights therein; (viii) all moral and economic rights of authors and inventors, however denominated; and (ix) any similar or equivalent rights to any of the foregoing (as applicable).

          (ii) "Company Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company and it subsidiaries.

          (iii) "Registered Intellectual Property" means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any private, state, government or other legal authority.

          (iv) "Company Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its subsidiaries.

     (b) Section 2.19(b) of the Company Schedule contains a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered and lists any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the "PTO") or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property.

     (c) Section 2.19(c) of the Company Schedule contains a complete and accurate list (by name and version number) of all products or service offerings of the Company or any of its subsidiaries ("Company Products") that have been distributed or provided in the one (1) year period preceding the date hereof or which the Company or any of its subsidiaries currently intends to distribute or provide in the future, including any products or service offerings under development.

     (d) Except as set forth in Section 2.19(d) of the Company Schedule, no Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company or any of its subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

     (e) Each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.

     (f) Section 2.19(f) of the Company Schedule contains a complete and accurate list of all material actions that are required to be taken by the Company within ninety (90) calendar days of the date hereof with respect to any of the foregoing Company Registered Intellectual Property.

     (g) The Company owns and has good and exclusive title to, each material item of Company Intellectual Property owned by it and used in the business of the Company as currently conducted and reasonably contemplated to be conducted or otherwise necessary for the sale and distribution of the Company Product, in each case free and clear of any lien or encumbrance (excluding non-exclusive licenses and related restrictions granted in the ordinary course). Without limiting the foregoing: (i) the Company is the exclusive owner of, or has the right to use, all trademarks and trade names used in connection with the operation or conduct of the business of the Company and its subsidiaries, including the sale, distribution or provision of any Company Products by the Company or its subsidiaries; (ii) the Company owns exclusively, and has good title to, all copyrighted works that are Company Products or which the Company or any of its subsidiaries otherwise purports to own; and (iii) to the extent that, to the knowledge of the Company, any Patents would be infringed by any Company Products, the Company is the exclusive owner of such Patents.

     (h) To the extent that any material technology, software or Intellectual Property has been developed or created independently or jointly by a third party for the Company or any of its subsidiaries or is incorporated into any of the Company Products, the Company has a written agreement with such third party with respect thereto and the Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a perpetual, non-terminable license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

     (i) Neither the Company nor any of its subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is material Company Intellectual Property, to any third party, or knowingly permitted the Company's rights in such material Company Intellectual Property to lapse or enter the public domain.

     (j) Section 2.19(j) of the Company Schedule contains a complete and accurate list of all material contracts, licenses and agreements to which the Company or any of its subsidiaries is a party: (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to the Company.

     (k) All material contracts, licenses and agreements relating to either (i) Company Intellectual Property or (ii) Intellectual Property of a third party licensed to the Company or any of its subsidiaries, are in full force and effect. Except as set forth in Section 2.19(k) of the Company Schedule, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements. Each of the Company and its subsidiaries is in material compliance with, and has not breached any material term of any such contracts, licenses and agreements and, to the knowledge of the Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not breached any material term of, such contracts, licenses and agreements. Except as set forth in Section 2.19(k) of the Company Schedule, following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company's rights under such contracts, licenses and agreements to the same extent the Company and its subsidiaries would have been able to had the transactions contemplated by this Agreement not
                                      A-18
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occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay. Except as set forth in Section 2.19(k) of the Company Schedule, neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Merger Sub by operation of law or otherwise of any contracts or agreements to which the Company is a party, will result in (i) either Parent's or the Merger Sub's granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, either of them, (ii) either the Parent's or the Merger Sub's being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) either the Parent's or the Merger Sub's being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Parent or Merger Sub, respectively, prior to the Closing.

     (l) Except as set forth in Section 2.19(l) of the Company Schedule, to the knowledge of the Company, the operation of the business of the Company and its subsidiaries as such business currently is conducted, including (i) the Company's and its subsidiaries' design, development, manufacture, distribution, reproduction, marketing or sale of the Company Products and (ii) the Company's use of any product, device or process, has not, does not and, to its knowledge, will not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

     (m) Except as set forth in Section 2.19(m) of the Company Schedule, neither the Company nor any of its subsidiaries has received notice from any third party that the operation of the business of the Company or any of its subsidiaries or any act, product or service of the Company or any of its subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

     (n) To the knowledge of the Company, no person has or is infringing or misappropriating any Company Intellectual Property.

     (o) The Company and each of its subsidiaries has taken reasonable steps to protect the Company's and its subsidiaries' rights in the Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to the Company or any of its subsidiaries, and, without limiting the foregoing, each of the Company and its subsidiaries has and uses commercially reasonable efforts to enforce a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent and all current and former employees and contractors of the Company and any of its subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to be material to the Company.

     (p) All of the Company Products (i) will record, store, process, calculate and present calendar dates falling on and after (and if applicable, spans of time including) January 1, 2000, and will calculate any information dependent on or relating to such dates in the same manner, and with the same functionality, data integrity and performance, as the products record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"), (ii) will lose no functionality with respect to the introduction of records containing dates falling on or after January 1, 2000, and (iii) will, to the knowledge of the Company, be interoperable with other products used and distributed by Parent that may reasonably deliver records to the Company's or any of its subsidiaries' products or receive records from the Company's or any of its subsidiaries' products, or interact with the Company's or any of its subsidiaries' products. All of the Company's or its subsidiaries' Information Technology (as defined below) is Year 2000 Compliant, and will not cause an interruption in the ongoing operations of the Company's or any of its subsidiaries' business on or after January 1, 2000. For purposes of the foregoing, the term "Information Technology" shall mean and include all software, hardware, firmware, telecommunications systems, network systems, embedded systems and other systems, components and/or services (other than general utility services including gas, electric, telephone and postal) that are owned or used by the Company or any of its

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subsidiaries in the conduct of their business, or purchased by the Company or any of its subsidiaries from third-party suppliers.

     2.20  Agreements, Contracts and Commitments.

     (a) Except as set forth in Section 2.20(a) of the Company Schedule, neither the Company nor any of its subsidiaries is a party to or is bound by:

          (i) any employment or consulting agreement, contract or commitment with any officer, director, the Company employee currently earning an annual salary in excess of $100,000 or member of the Company's Board of Directors, other than those that are terminable by the Company or any of its subsidiaries on no more than thirty (30) calendar days' notice without liability or financial obligation to the Company;

          (ii) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

          (iii) any material agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

          (iv) any material agreement, contract or commitment containing any covenant limiting in any respect the right of the Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

          (v) any agreement, contract or commitment currently in force relating to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which the Company or any of its subsidiaries has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company's subsidiaries;

          (vi) any dealer, distributor, joint marketing or development agreement currently in force under which the Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) calendar days or less, or any material agreement pursuant to which the Company or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by the Company or any of its subsidiaries and which may not be canceled without penalty upon notice of ninety (90) calendar days or less;

          (vii) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to the Company and its subsidiaries taken as a whole;

          (viii) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any Company products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) calendar days or less and substantially in the form previously provided to Parent;

          (ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

          (x) to the knowledge of the Company, any material settlement agreement entered into within five (5) years prior to the date of this Agreement which has not yet been fully performed or which contains provisions that restrict or otherwise govern the conduct of business by the Company or any of its subsidiaries; or

          (xi) any other agreement, contract or commitment that has a value of $100,000 or more individually or annually.

     (b) Neither the Company nor any of its subsidiaries, nor to the Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither the Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which the Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedule (any such agreement, contract or commitment, a "Company Contract") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate). The Company has made available to Parent true and correct copies of any contracts the Company may have with its top ten customers.

     2.21 Insurance. The Company maintains insurance policies and/or fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its subsidiaries (collectively, the "Insurance Policies") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of the Company and its subsidiaries. There is no material claim by the Company or any of its subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

     2.22 Opinion of Financial Advisor. The Company has been advised in writing by its financial advisor, H.C. Wainwright & Co., that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair to the stockholders of the Company from a financial point of view.

     2.23 Board Approval. The Board of Directors of the Company has, as of the date of this Agreement unanimously (i) approved, subject to stockholder approval, this Agreement and the transactions contemplated hereby and thereby,
(ii) determined that the Merger is advisable, in the best interests of the stockholders of the Company and on terms that are fair to such stockholders and
(iii) recommended that the stockholders of the Company adopt and approve this Agreement and the Merger.

     2.24 Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock and the holders of the Series B Preferred Stock, voting together as a single class, are entitled to vote with respect to the Merger is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     2.25 Prior Pooling Transactions; Reorganization. To its knowledge, based on consultation with its independent accountants, neither the Company nor any of its directors, officers or affiliates has taken any action which would interfere with (i) the ability of Parent, the Surviving Corporation or the Company to continue to account for as a "pooling of interests" any past acquisition by the Company currently accounted for by the Company as a "pooling of interests," or
(ii) the ability of the Company, Parent and the stockholders of the Company to treat the Merger as a "reorganization" within the meaning of Section 368(a) of the Code for federal income tax purposes.

     2.26 Company Rights Agreement. The Company has delivered to Parent a true and complete copy of the Rights Agreement, dated as of March 16, 1999, by and between Company and American Securities Transfer & Trust, Inc. (the "Company Rights Plan"). The Company has taken all action necessary or appropriate so that the execution and delivery of this Agreement by the Company, the Merger and the other transactions contemplated hereby will not result in a grant of any rights to any person under the Company Rights Plan.

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                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub hereby jointly and severally represent and warrant to the Company, subject to such exceptions as are specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by Parent to Company dated as of the date hereof and certified by a duly authorized officer of Parent (the "Parent Schedule"), which disclosure shall provide an exception to or otherwise qualify the representations or warranties of the Company specifically referred to in the Parent Schedule and such other representations and warranties to the extent such disclosure shall reasonably appear to be applicable to such other representations or warranties, as follows:

     3.1 Organization and Qualification; Subsidiaries. Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

     3.2 Certificate of Incorporation and Bylaws. Parent has previously furnished to the Company complete and correct copies of its Certificate of Incorporation and Bylaws as amended to date (together the "Parent Charter Documents"). Such Parent Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents, and no subsidiary of Parent is in violation of any of its equivalent organizational documents.

     3.3 Capitalization. As of January 10, 2001, the authorized capital stock of Parent consists of (i) 800,000,000 shares of Parent Common Stock, par value $0.001 per share, and (ii) 1,200,000 shares of Preferred Stock, par value $0.001 per share ("Parent Preferred Stock"). At the close of business on January 10, 2001, (i) 646,110,493 shares of Parent Common Stock were issued and outstanding,
(ii) no shares of Parent Common Stock were held in treasury by Parent or by subsidiaries of Parent, (iii) 6,486,824 shares of Parent Common Stock were reserved for future issuance pursuant to Parent's employee stock purchase plan,
(iv) 44,831,803 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options ("Parent Options") to purchase Parent Common Stock. As of the date hereof, no shares of Parent Preferred Stock were issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

     3.4 Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations
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

hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

     3.5  No Conflict; Required Filings and Consents.

     (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not,
(i) conflict with or violate the Parent Charter Documents or equivalent organizational documents of Parent or any of Parent's subsidiaries, (ii) subject to compliance with the requirements set forth in Section 3.5(b) hereof, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which it or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any such subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not in the case of clauses
(ii) or (iii) individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

     (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act and of foreign governmental entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (x) would not prevent consummation of the Merger or otherwise prevent Parent or Merger Sub from performing their respective obligations under this Agreement or (y) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

     3.6  SEC Filings; Financial Statements.

     (a) Parent has made available to the Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after August 25, 2000 (the "Parent SEC Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since August 25, 2000. The Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any reports or other documents with the SEC.

     (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents in all material respects the consolidated financial position of Parent and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

     3.7 No Material Adverse Effect. Since the date of the balance sheet included in Parent's Annual Report on Form 10-K filed on November 13, 2000, and until the date hereof, there has not occurred any Material Adverse Effect on Parent.

     3.8 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the dates mailed to the stockholders of the Company, at the time of the Company Stockholders' Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

     3.9 Absence of Litigation. There are no claims, suits, actions or proceedings that have a reasonable likelihood of success on the merits pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, of any arbitrator that seek to restrain or enjoin the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its subsidiaries shall, (i) except to the extent that Parent shall otherwise consent in writing, carry on its business, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings, and (ii) notify Parent in writing (or by electronic mail) in the event that any employee of the Company or any of its subsidiaries is terminated or resigns from the Company or such subsidiary. In addition, except as permitted by the terms of this Agreement, and except as provided in Section
4.1 of the Company Schedule, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

          (a) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or

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     other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) grant (whether cash or otherwise) any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

          (c) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices, provided that in no event shall the Company license on an exclusive basis or sell any Company Intellectual Property;

          (d) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (e) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

          (f) issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of stock options outstanding as of the date of this Agreement, and (ii) shares of Company Common Stock issuable to participants in the ESPP consistent with the terms thereof and (iii) shares of Company Common Stock issuable upon conversion of the Series B Preferred Stock and (y) the granting of stock options (and the issuance of Common Stock upon exercise thereof), in the ordinary course of business and consistent with past practices, in an amount not to exceed options to purchase (and the issuance of Company Common Stock upon exercise thereof) 10,000 shares in the aggregate;

          (g) cause, permit or propose any amendments to the Company Charter Documents (or similar governing instruments of any of its subsidiaries);

          (h) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to enter into any joint ventures, strategic partnerships or alliances;

          (i) sell, lease, license, encumber or otherwise dispose of any properties or assets except sales of inventory in the ordinary course of business consistent with past practice, except for the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of the Company and its subsidiaries and except for those assets set forth in
     Section 4.1(i) of the Company Schedule;

          (j) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing

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     other than in connection with the financing of ordinary course trade payables consistent with past practice;

          (k) adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay (whether cash or otherwise) any bonus or remuneration to any director or employee (other than any bonus or continuing salary payments which such directors and employees are entitled to receive as of the date hereof), or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

          (l) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, or liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Reports or incurred since the date of such financial statements, or (ii) waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which the Company or any of its subsidiaries is a party or of which the Company or any of its subsidiaries is a beneficiary; provided, however, that Parent's consent to take any such action shall not be unreasonably withheld;

          (m) make any individual or series of related payments (other than payments of the type described in (a) through (l) above and not prohibited by (a) through (l)) outside of the ordinary course of business in excess of $25,000; provided, however, that Parent's consent to take any such action shall not be unreasonably withheld;

          (n) except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which the Company or any subsidiary thereof is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder; provided, however, that Parent's consent to take any such action shall not be unreasonably withheld;

          (o) enter into, renew or materially modify any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of the Company's products or products licensed by the Company other than renewals of existing nonexclusive contracts, agreements or obligations; provided, however, that Parent's consent to take any such action shall not be unreasonably withheld;

          (p) except as required by GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

          (q) incur or enter into any (i) purchase or sales order, agreement, contract or commitment involving payments in the case of any single order, agreement, contract or commitment in excess of $250,000 in the aggregate, or (ii) agreement, contract or commitment (other than a purchase or sales order, agreement, contract or commitment) involving payments in the case of any single agreement, contract or commitment in excess of $100,000 in the aggregate; provided, however, that Parent's consent to take any such action shall not be unreasonably withheld;

          (r) engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code, whether or not otherwise permitted by the provisions of this
     Article IV;

          (s) settle any litigation; provided, however, that Parent's consent to take any such action shall not be unreasonably withheld;

          (t) make any tax election that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of the Company or any of its
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

     subsidiaries or settle or compromise any material Tax liability, or consent to any extension or waiver of any limitation period with respect to Taxes; or

          (u) agree in writing or otherwise to take any of the actions described in Section 4.1(a) through Section 4.1(t) hereof, inclusive;

provided, however, that notwithstanding the foregoing, Parent shall be deemed to have consented to a request to take any action set forth in Section 4.1(a) through Section 4.1(u) hereof, inclusive, if (A) the Company shall have delivered a written request to take such action to at least one (1) of the persons set forth in Section 4.1 of the Parent Schedule (at the facsimile numbers set forth thereon or the e-mail addresses set forth thereon), (B) a representative of the Company shall have made a verbal request to take such action by contacting (including by recorded voice message) each of the persons set forth in Section 4.1 of the Parent Schedule (at the telephone numbers set forth therein), and (C) Parent shall not have responded to the Company's request within seventy-two (72) hours of the initial written and telephonic request to take such action (or forty-eight (48) hours with respect to any request to take any action set forth in Section 4.1(q) hereof).

     4.2 Conduct of Business by Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as permitted by the terms of this Agreement, without the prior written consent of the Company, Parent shall not engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings; Board Recommendations.

     (a) As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare, and file with the SEC, the Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the S-4 in which the Proxy Statement/Prospectus shall be included as a prospectus. Each of Parent and the Company shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the S-4, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Proxy Statement/Prospectus and the S-4. Each of the Company and Parent shall respond to any comments of the SEC, and shall use its respective commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the S-4 is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of the Company and Parent shall prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of the Company and Parent shall notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Proxy Statement/Prospectus or any Other Filing or for additional information and shall supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff or any other government officials, on the other hand, with respect to the S-4, the Proxy Statement/Prospectus, the Merger or any Other Filing. Each of the Company and Parent shall cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the S-4 or any Other Filing, the Company

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

or Parent, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.

     (b) The Proxy Statement/Prospectus shall include the recommendation of the Board of Directors of the Company in favor of adoption and approval of this Agreement and approval of the Merger (subject to the terms of Section 5.2 hereof).

     5.2  Meeting of Company Stockholders.

     (a) Promptly after the date hereof, the Company shall take all action necessary in accordance with Delaware Law and the Company Charter Documents to convene the Company Stockholders' Meeting to be held as promptly as practicable, for the purpose of voting upon this Agreement and the Merger. Subject to the terms of Section 5.2(c) hereof, the Company shall use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and shall take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to the Company's stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting. The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Stockholders' Meeting are solicited, in compliance with Delaware Law, the Company Charter Documents, the rules of Nasdaq and all other applicable legal requirements. The Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal.

     (b) Subject to the terms of Section 5.2(c) hereof: (i) the Board of Directors of the Company shall unanimously recommend that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of the Company that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

     (c) Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) a Superior Offer (as defined in Section 5.4 hereof) is made to the Company and is not withdrawn, (ii) neither the Company nor any of its representatives shall have violated any of the restrictions set forth in Section 5.4 hereof, and (iii) the Board of Directors of the Company concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of the Company to comply with its fiduciary duties to the Company's stockholders under applicable law; provided, however, that prior to any commencement thereof the Company shall have given Parent at least seventy two (72) hours notice thereof and the opportunity to meet with the Company and its counsel.

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Nothing contained in this Section 5.2 shall limit the Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified).

     5.3  Confidentiality; Access to Information.

     (a) The parties acknowledge that Parent and H.C. Wainwright & Co., as the representative and agent of the Company, have previously executed a Mutual Confidentiality Agreement, dated as of September 22, 2000 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

     (b) Access to Information. The Company shall afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.4  No Solicitation.

     (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII hereof, the Company and its subsidiaries shall not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined in Section 5.4(c) hereof), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal,
(iii) engage in discussions with any person with respect to any Acquisition Proposal, (iv) subject to the terms of Section 5.2(c) hereof, approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as defined in Section 5.4(c) hereof); provided, however, that the terms of this Section 5.4 shall not prohibit the Company from furnishing nonpublic information regarding the Company and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions with, any person or group in response to a Superior Offer submitted by such person or group (and not withdrawn) if (1) neither the Company nor any representative of the Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4, (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of the Company to comply with its fiduciary duties to the Company's stockholders under applicable law, (3)(x) at least three (3) business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, the Company gives Parent written notice of the identity of such person or group and of the Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and (y) the Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of the Company, and (4) contemporaneously with furnishing any such nonpublic information to such person or group, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent); and provided further, however, that the terms of this
Section 5.4 shall not prohibit the Company from taking any action necessary in order to comply with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act. The Company and its subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without

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limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer or director of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4 by the Company. In addition to the foregoing, the Company shall (i) provide Parent with at least forty-eight (48) hours prior notice (or such lesser prior notice as provided to the members of the Company's Board of Directors but in no event less than eight hours) of any meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to consider a Superior Offer and (ii) provide Parent with at least three (3) business days prior written notice of a meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to recommend a Superior Offer to its stockholders and together with such notice a copy of the definitive documentation relating to such Superior Offer.

     (b) In addition to the obligations of the Company set forth in Section 5.4(a) hereof, the Company as promptly as practicable shall advise Parent orally and in writing of any request received by the Company for non-public information which the Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry received by the Company with respect to or which the Company reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. The Company shall use reasonable efforts to keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

     (c) For purposes of this Agreement, (i) "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement,
(ii)"Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from the Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of the Company; or (C) any liquidation or dissolution of the Company, and
(iii) "Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than a majority of the equity interests in the surviving or resulting entity of such transaction; (B) the acquisition by any person or group (including by way of a tender or exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the outstanding shares of the Company's capital stock; or (C) a sale or other disposition by the Company of substantially all of its assets, in the case of each of clauses (A), (B) and (C) on terms that the Board of Directors of the Company determines, in its reasonable judgment (based on advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company stockholders from a financial point of view than the terms of the Merger.

     5.5 Public Disclosure. Parent and the Company shall consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and shall not issue any such press release or

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make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

     5.6  Reasonable Efforts; Notification.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or the Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

     (b) The Company shall give prompt notice to Parent upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or Section 6.3(b) hereof would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     (c) Parent shall give prompt notice to the Company upon becoming aware that any representation or warranty made by it or Merger Sub contained in this Agreement has become untrue or inaccurate, or of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or Section 6.2(b) hereof would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     5.7 Third Party Consents. As soon as practicable following the date hereof, Parent and the Company shall each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

                                      A-31
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     5.8  Stock Options, Warrants and Employee Benefits.

     (a) Stock Options. At the Effective Time, each Company Stock Option, whether or not vested, shall by virtue of the Merger be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions), except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

     (b) ESPP. Outstanding rights to purchase shares of Company Common Stock shall be exercised in accordance with Section 13(b) of the ESPP, and each share of Company Common Stock purchased pursuant to such exercise shall by virtue of the Merger, and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, without issuance of certificates representing issued and outstanding shares of Company Common Stock to participants under the ESPP. The rights of participants in the ESPP with respect to any offering then underway under the ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such offering and by making such other pro rata adjustments as may be necessary to reflect the shortened offering but otherwise treating such shortened offering as a fully effective and completed offering for all purposes under the ESPP. As of the Effective Time, the ESPP shall be terminated. Prior to the Effective Time, the Company shall (i) provide Parent with evidence that the ESPP has been terminated pursuant to resolutions of the Board of Directors of the Company (the form and substance of which shall be subject to prior review and approval of Parent), and (ii) take such other actions (including, without limitation, if appropriate, amending the ESPP) that are necessary to give effect to the transaction contemplated by this
Section 5.8(b). Employees of the Company who become employees of Parent shall be eligible to participate in the employee stock purchase plan of Parent (the "Parent ESPP") (subject to such plan's terms and conditions) at the next regularly scheduled offering period under the Parent ESPP.

     (c) Employee Benefits. As soon as practicable after the Effective Time, Parent shall provide the employees of the Company and its subsidiaries who remain employed after the Effective Time (each, a "Transferred Company Employee" and collectively, the "Transferred Company Employees") with the types and levels of employee benefits maintained by Parent for similarly situated employees of Parent. Parent shall treat and cause its applicable benefit plans (including vacation policies) to treat the service of Transferred Company Employees with the Company or any subsidiary of the Company prior to the Effective Time as service rendered to Parent or any affiliate of Parent for purposes of eligibility to participate, vesting and for other appropriate benefits (including, without limitation, applicability of minimum waiting periods for participation (but not for benefit accrual)), provided that such service credit will not result in the duplication of benefits. Transferred Company Employees shall also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Closing Date occurs to the extent that, following the Closing Date, they participate in any plan of Parent or subsidiaries of Parent for which deductibles and co-payments are requested (subject to the terms and conditions of such plans and the cooperation of Parent's insurance carriers).

     (d) Employment Agreements. Following the Effective Time, Parent shall honor and shall cause its subsidiaries to honor in accordance with their terms all individual employment, retention, termination, severance, change in control, post-employment and other compensation agreements, arrangements and plans set forth in Section 5.8(d) of the Company Schedule.

     (e) Employee Termination. Parent shall not terminate the employment of any employees of the Company or any of its subsidiaries who are employed by the Company or any of its subsidiaries immediately prior to the Effective Time and who accept employment with Parent or any of its subsidiaries, effective as of the Effective Time, for a period of sixty (60) calendar days immediately following the Closing Date; provided, however, that notwithstanding the foregoing, Parent may terminate the employment of any of such employee on the basis of "cause" without limitation (including within such sixty (60) calendar day period).

     5.9 Form S-8. Parent agrees to file, within fifteen (15) business days of the Effective Time, a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options.

     5.10  Indemnification.

     (a) From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers in effect immediately prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under the Company Charter Documents as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by applicable law.

     (b) At or prior to the Effective Time, the Company may purchase a policy of directors' and officers' insurance approved in advance by Parent, or a "tail" policy under the Company's existing directors' and officers' insurance policy, in either case which (i) has an effective term of six (6) years from the Effective Time, (ii) covers only those persons who are currently covered by the Company's directors' and officers' insurance policy in effect as of the date hereof and only for actions and omissions occurring on or prior to the Effective Time, (iii) contains terms and conditions (including, without limitation, coverage amounts) that are no more favorable in the aggregate than the terms and conditions of the Company's existing directors' and officers' insurance policy in effect as of the date hereof, and (iv) has an aggregate cost of approximately $335,000.

     (c) This Section 5.10 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 5.10.

     (d) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 5.10.

     5.11 NYSE Listing. Parent agrees to cause the listing on the NYSE of the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, subject to official notice of issuance.

     5.12 Affiliate Agreement. Section 5.12 of the Company Schedule contains a complete and accurate list of those persons who may be deemed to be, in the Company's reasonable judgment, "affiliates" of the Company within the meaning of Rule 145 promulgated under the Securities Act (each, a "Company Affiliate" and collectively, the "Company Affiliates"). The Company shall provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Parent shall
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be entitled to place appropriate legends on the certificates evidencing any
Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Affiliate Agreements.

     5.13 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable, the Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. The Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and
(b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate; provided, however, that Parent shall not be required to agree to any divestiture by Parent or the Company or any of Parent's subsidiaries or affiliates of shares of capital stock or of any business, assets or property of Parent or its subsidiaries or affiliates or of the Company, its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

     5.14 401(k) Plan. Effective as of the day immediately preceding the Closing Date, the Company and its Affiliates, as applicable, shall each terminate any and all plans intended to include a Code Section 401(k) arrangement (unless Parent provides written notice to the Company that such 401(k) plan(s) shall not be terminated). Unless Parent provides such written notice to the Company, no later than five (5) business days prior to the Closing Date, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated (effective as of the day immediately preceding the Closing
Date) pursuant to resolutions of the Board of Directors of the Company. The form and substance of such resolutions shall be subject to review and approval of Parent. The Company also shall take such other actions in furtherance of terminating such 401(k) plan(s) as Parent may reasonably request. In the event that such 401(k) plan(s) is/are not merged with and into the Parent 401(k) Plan, Transferred Company Employees who have outstanding loans from such 401(k) plan(s) shall be permitted to make a direct rollover of their loan balances to the Parent 401(k) Plan, provided that (i) such rollovers are permitted by the administrator of the Parent 401(k) Plan and (ii) such rollover includes any such Transferred Company Employee's entire distribution amount that is an eligible rollover distribution pursuant to the Parent 401(k) Plan.

     5.15 Inventory Matters. At least one (1) week prior to the Effective Time, the Company shall either (i) have returned all of the inventory previously received from Hitachi and collected a cash refund in respect of the full value of such inventory, or (ii) (a) written off in accordance with GAAP on its financial statements, books and records the full value of any Hitachi controllers previously received from Hitachi, and (b) written down in accordance with GAAP on its financial statements, books and records the value of any Hitachi flash memory components previously received from Hitachi to the then fair market value of such inventory as of the time of such write down.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

          (a) Company Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of the Company.

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

          (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the S-4 effective. No stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

          (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

          (d) Tax Opinions. Parent and the Company shall each have received written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Goodwin, Procter & Hoar LLP, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or the Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such customary representations as requested by such counsel for the purpose of rendering such opinions.

          (e) NYSE Listing. The shares of Parent Common Stock issuable to the stockholders of the Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on NYSE upon official notice of issuance.

     6.2 Additional Conditions to Obligations of Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

          (a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent and Merger Sub,
     (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications as set forth in the preceding clause (A) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Schedule made or purported to have been made after the date of this Agreement shall be disregarded). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

          (c) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

     6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the

Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

          (a) Representations and Warranties. Each representation and warranty of the Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on the Company; provided, however, that such Material Adverse Effect qualifier shall be inapplicable with respect to representations and warranties set forth in Section 2.3 hereof, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications as set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company.

          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company.

          (c) Material Adverse Effect. No Material Adverse Effect with respect to the Company and its subsidiaries shall have occurred since the date of this Agreement.

          (d) Affiliate Agreements. Each of the Company Affiliates set forth in
     Section 5.12 of the Company Schedule shall have entered into the Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

          (e) Consents. The Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth in Section 6.3(e) of the Parent Schedule.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the stockholders of the Company:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

          (b) by either the Company or Parent if the Merger shall not have been consummated by April 30, 2001 (the "Termination Date") for any reason; provided; however, that (i) if the S-4 is reviewed by the SEC, then the Termination Date will be June 30, 2001; and (ii) the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining,

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

     enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

          (d) by either the Company or Parent if the required approval of the stockholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company stockholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain the Company stockholder approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement;

          (e) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) hereof would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(e) for thirty (30) calendar days after delivery of written notice from the Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (e) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty (30) calendar day period);

          (f) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) hereof would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(f) for thirty (30) calendar days after delivery of written notice from Parent to the Company of such breach, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement or if such breach by the Company is cured during such thirty (30) calendar day period);

          (g) by Parent, upon a breach of the provisions of Section 5.4 hereof;

          (h) by Parent if a Triggering Event (as defined below) shall have occurred. For the purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of the Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) the Company shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of the Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) the Board of Directors of the Company or any committee thereof shall have approved or recommended any Acquisition Proposal; (iv) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (v) a tender or exchange offer relating to securities of the Company shall have been commenced by a person unaffiliated with Parent and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

     7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 hereof will be effective immediately upon (or, if the termination is pursuant to Section 7.1(f) or Section 7.1(g) hereof and the proviso therein is applicable, thirty (30) calendar days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 hereof and Article VIII hereof, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

     7.3  Fees and Expenses.

     (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that (i) Parent shall pay all fees and expenses (other than the fees and expenses of the Company's attorneys and accountants) incurred in connection with the filing with the SEC of the S-4 (and any amendments or supplements thereto), and any filings fees under the HSR Act, and (ii) the Company shall pay all fees and expenses (other than the fees and expenses of Parent's attorneys and accountants), incurred in connection with the printing and mailing of the Proxy Statement/Prospectus (and any amendments or supplements thereto).

     (b) Company Payments.

     (i) The Company shall pay to Parent in immediately available funds, within one (1) business day after demand by Parent, an amount equal to $4,825,000 (the "Termination Fee") if this Agreement is terminated by Parent pursuant to Section 7.1(g) or Section 7.1(h) hereof.

     (ii) If (A) this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(b) or Section 7.1(d) hereof, (B) following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal, and (C) within nine (9) months following the termination of this Agreement a Company Acquisition (as defined below) is consummated, then the Company shall pay to Parent in immediately available funds, within one (1) business day after demand by Parent, an amount equal to the Termination Fee.

     (iii) if (A) this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(b) or Section 7.1(d) hereof, (B) following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal, and (C) within nine (9) months following the termination of this Agreement the Company enters into an agreement or letter of intent providing for a Company Acquisition, the Company shall pay to Parent, in immediately available funds, within one (1) business day following the consummation of the Company Acquisition referred to in the foregoing clause (C), an amount equal to the Termination Fee.

     (iv) The Company hereby acknowledges and agrees that the agreements set forth in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

     (v) Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto hereby expressly acknowledges and hereby agrees that, with respect to any termination of this Agreement pursuant to Section 7.1 hereof (other than a termination based upon fraud or the willful or intentional breach of this Agreement) under circumstances in which the Termination Fee is payable pursuant to Section 7.3(b) hereof, payment of the Termination Fee shall constitute liquidated damages with respect to any claim for damages or any other claim which Parent or Merger Sub would otherwise be entitled to assert against the Company or its assets, or against any of the Company's directors, officers, employees or stockholders, with respect to any such termination of this Agreement, and shall constitute the sole and exclusive remedy with respect to any such termination of this Agreement. The parties hereto expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement pursuant to Section 7.1 hereof (other than a termination based upon fraud or the willful or intentional breach of this Agreement) under circumstances in which the Termination Fee is payable pursuant to Section 7.3(b) hereof, the right to such payment: (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination this Agreement and (B) shall be in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement. Except for nonpayment of the Termination Fee pursuant to Section 7.3(b) the parties hereto hereby agree that, upon any termination of this Agreement pursuant to Section
7.1 hereof (other than a termination based upon fraud or the willful or intentional breach of this Agreement) under circumstances in which the Termination Fee is payable pursuant to Section 7.3(b) hereof, in no event shall Parent or Merger Sub be entitled to seek or to obtain any recovery or judgment against the Company or any subsidiaries of the Company or any of their respective assets, or against any of their respective directors, officers, employees or stockholders for any such termination of this Agreement, and in no event shall Parent or Merger Sub be entitled to seek or obtain any other damages of any kind, including, without limitation, consequential, special, indirect or punitive damages, for any such termination of this Agreement. Notwithstanding the foregoing, payment of the Termination Fee pursuant to Section 7.3(b) hereof shall not constitute liquidated damages with respect to any claim for damages or any other claim which Parent or Merger Sub would be entitled to assert against the Company or its assets, or against any of the Company's directors, officers, employees or stockholders, with respect to any such termination of this Agreement based upon fraud or the willful or intentional breach of any representations, warranties or covenants of the Company in this Agreement, and shall not constitute the sole and exclusive remedy with respect to any such termination of this Agreement based upon fraud or the willful or intentional breach of any of the representations, warranties or covenants of the Company in this Agreement.

     (vi) For the purposes of this Agreement, "Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by the Company of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the Company's business immediately prior to such sale; or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Company.

     7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and the Company.

     7.5 Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

        (a) if to Parent or Merger Sub, to:
            Solectron Corporation
            4211 Starboard Drive
            Fremont, California 94538
            Attention: Ann T. Nguyen
            Telephone No.: (510) 644-8118
            Telecopy No.: (510) 252-8450

            with a copy to:

            Wilson Sonsini Goodrich & Rosati
            Professional Corporation
            One Market, Spear Tower, Suite 3300
            San Francisco, California 94105
            Attention: Michael J. Kennedy, Esq.
            Telephone No.: (415) 947-2000
            Telecopy No.: (415) 947-2099

        (b) if to the Company, to:

            Centennial Technologies, Inc.
            7 Lopez Road
            Wilmington, Massachusetts 01887
            Attention: Richard J. Pulsifer, CFO
            Telephone No.: (978) 805-2117
            Telecopy No.: (978) 988-7509

            with a copy to:

            Goodwin, Procter & Hoar LLP
            Exchange Place
            Boston, Massachusetts 02109
            Attn: Raymond C. Zemlin, P.C.
            Telephone No.: (617) 570-1512
            Telecopy No.: (617) 523-1231

     8.3  Interpretation; Knowledge.

     (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

     (b) For purposes of this Agreement, the term "knowledge" means with respect to a party hereto, with respect to any matter in question, that any of the executive officers of such party has actual knowledge of such matter.

     (c) For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole; provided, however, that a "Material Adverse Effect" shall not be deemed to include any change, event, violation, inaccuracy, circumstance or effect (i) relating to the United States economy or United States financial markets in general, (ii) relating to the industry or industries in which such entity operates or conducts business and not specifically related to (or having a materially disproportionate effect (relative to most other industry participants) on) such entity, or (iii) resulting from any actions taken by the Company pursuant to Section 5.15 hereof.

     (d) For purposes of this Agreement, the term "person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.10 hereof.

     8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger and Reorganization to be executed by their duly authorized respective officers as of the date first written above.

                                          SOLECTRON CORPORATION

                                          By: /s/ KEVIN R. BURNS
                                            ------------------------------------
                                          Name: KEVIN R. BURNS
                                              ----------------------------------
                                          Title: SVP & CMO
                                             -----------------------------------

                                          CENTERS ACQUISITION CORPORATION

                                          By: /s/ JACK A. PACHECO
                                            ------------------------------------
                                          Name: JACK A. PACHECO
                                              ----------------------------------
                                          Title: CFO
                                          --------------------------------------

                                          CENTENNIAL TECHNOLOGIES, INC.

                                          By: /s/ RICHARD J. PULSIFER
                                            ------------------------------------
                                          Name: RICHARD J. PULSIFER
                                              ----------------------------------
                                          Title: Chief Financial Officer
                                             -----------------------------------

               [AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

                                                                         ANNEX B

                            FORM OF VOTING AGREEMENT

                                                                         ANNEX B

                            FORM OF VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of January 22, 2001 by and among Solectron Corporation, a Delaware corporation ("Parent"), and the undersigned Stockholder (the "Stockholder") of Centennial Technologies, Inc., a Delaware corporation (the "Company").

     WHEREAS, Parent, the Company and Merger Sub (as defined below) have entered into an Agreement and Plan of Merger and Reorganization of even date herewith (the "Merger Agreement"), which provides for the merger (the "Merger") of a wholly-owned subsidiary of Parent ("Merger Sub") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement, and the Company will become a wholly-owned subsidiary of Parent.

     WHEREAS, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of (i) shares of the outstanding capital stock of the Company, and
(ii) shares of capital stock of the Company issuable upon the exercise of outstanding options to acquire such shares of capital stock of the Company, in each case as is set forth on the signature page of this Agreement.

     WHEREAS, in consideration of the execution of the Merger Agreement by Parent, the Stockholder (solely in his or her capacity as such) is hereby agreeing to vote the Shares (as defined below) and other such shares of capital stock of the Company over which the Stockholder has voting power so as to facilitate the consummation of the Merger.

     NOW, THEREFORE, intending to be legally bound, the parties hereto hereby agree as follows:

     1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement, the following terms shall have the following respective meanings:

          (a) "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions of the Merger Agreement.

          (b) "Person" shall mean any individual, any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other business organization or entity, or any governmental body or authority.

          (c) "Shares" shall mean: (i) all voting securities of the Company beneficially owned by the Stockholder as of the date of this Agreement, and
     (ii) all additional voting securities of the Company of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Date, including, without limitation, through the exercise of options, warrants or other rights to acquire such voting securities of the Company, or the conversion of other securities of the Company into such voting securities of the Company.

          (d) Transfer. A Person shall be deemed to have effected a "Transfer" of a security if such Person, directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

     2.  Transfer of Shares.

     (a) Transferee of Shares to be Bound by this Agreement. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in the foregoing, to be effected unless each Person to which any of such Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in any of the foregoing, is or may be Transferred shall have (i) executed a counterpart of this Agreement and a Irrevocable Proxy in the form attached hereto as Exhibit A (with such modifications as Parent may reasonably request), and (ii) agreed in writing to hold such Shares (or any securities convertible into or exercisable or exchangeable for Shares), or such interest in the foregoing, subject to the terms and conditions of this Agreement.

     (b) Transfer of Voting Rights. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not deposit (or permit the deposit of) any Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in the foregoing, in a voting trust or grant any proxy, or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares), or any interest in the foregoing.

     3. Agreement to Vote Shares. Until the Expiration Date, at every meeting of the Stockholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Stockholders of the Company, to the extent that such Shares are entitled to vote on such matters, the Stockholder (solely in his or her capacity as such) shall cause the Shares to be voted (i) in favor of approval and adoption of the Merger Agreement and the Merger, (ii) in favor of each of the other transactions contemplated by the Merger Agreement, (iii) in favor of any matter that could reasonably be expected to facilitate the Merger, and (iv) against any matter that could reasonably be expected to result in a breach of any covenant, representation, warranty or other obligation of the Company contained in the Merger Agreement, or could reasonably be expected to result in any of the conditions to the obligations of the Company under the Merger Agreement not being satisfied or fulfilled. If the Stockholder is a director of the Company, nothing contained in this Agreement shall be deemed to apply to, or to limit in any manner, the obligations of the Stockholder acting as a director of the Company (in his capacity as such) to comply with his fiduciary duties as a director of the Company, including, without limitation, recommending (in his capacity as a director) that the stockholders of the Company vote against the Merger and voting (in his capacity as a director) in favor of a competing transaction or against the Merger.

     4. Irrevocable Proxy. The Stockholder hereby agrees to deliver to Parent, concurrently with the execution and delivery of this Agreement, a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest extent permitted by applicable law, with respect to the Shares.

     5. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent that, as of the date hereof and at all times until the Expiration Date: (i) the Stockholder is (and will be, unless Transferred pursuant to Section 2(a) hereof) the sole beneficial owner of the shares of Company Common Stock, Company Preferred Stock and the options to purchase shares of Company Common Stock set forth on the signature page of this Agreement, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares; (ii) the Shares are (and will be, unless Transferred pursuant to Section 2(a) hereof) free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances of any kind or nature; (iii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Common Stock, Company Preferred Stock and options to purchase shares of Company Common Stock set forth on the signature page of this Agreement; and (iv) has (and will have, unless Transferred pursuant to

Section 2(a) hereof) full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

     6. Additional Documents. The Stockholder (solely in his or her capacity as such) hereby agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the intent of this Agreement.

     7. Consent and Waiver. The Stockholder (solely in his or her capacity as such) hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which the Stockholder is a party or pursuant to any rights the Stockholder may have.

     8. Legending of Shares. If so requested by Parent, the Stockholder hereby agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 2 hereof, the Stockholder hereby agrees that the Stockholder shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

     9. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

     10.  Miscellaneous.

     (a) Waiver. No waiver by any party hereto of any condition or any breach of any term or provision set forth in this Agreement shall be effective unless in writing and signed by each party hereto. The waiver of a condition or any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement.

     (b) Severability. In the event that any term, provision, covenant or restriction set forth in this Agreement, or the application of any such term, provision, covenant or restriction to any person, entity or set of circumstances, shall be determined by a court of competent jurisdiction to be invalid, unlawful, void or unenforceable to any extent, the remainder of the terms, provisions, covenants and restrictions set forth in this Agreement, and the application of such terms, provisions, covenants and restrictions to persons, entities or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall remain in full force and effect, shall not be impaired, invalidated or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable law.

     (c) Binding Effect; Assignment. This Agreement and all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Stockholder may be assigned to any other Person without the prior written consent of Parent.

     (d) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

     (e) Specific Performance; Injunctive Relief. Each of the parties hereto hereby acknowledge that (i) the representations, warranties, covenants and restrictions set forth in this Agreement are necessary, fundamental and required for the protection of Parent and to preserve for Parent the benefits of the Merger; (ii) such covenants relate to matters which are of a special, unique, and extraordinary character that gives each such representation, warranty, covenant and restriction a special, unique, and extraordinary value; and (iii) a breach of any such representation, warranty, covenant or restriction, or any other term or provision of this Agreement, will result in irreparable harm and damages to Parent which cannot be adequately compensated by a monetary award. Accordingly, Parent and the Stockholder hereby expressly agree that in addition to all other remedies available at law or in equity, Parent shall be entitled to the immediate remedy of specific performance, a temporary and/or permanent restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any representations, warranties, covenants or restrictions set forth in this Agreement, or to specifically enforce the terms and provisions hereof.

     (f) Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision, rule or principle (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     (g) Entire Agreement. This Agreement and the Proxy and the other agreements referred to in this Agreement set forth the entire agreement and understanding of Parent and the Stockholder with respect to the subject matter hereof and thereof, and supersede all prior discussions, agreements and understandings between Parent and the Stockholder, both oral and written, with respect to the subject matter hereof and thereof.

     (h) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the respective parties at the following address (or at such other address for a party as shall be specified by like notice):

        If to Parent:           Solectron Corporation
                                4211 Starboard Drive
                                Fremont, California 94538
                                Attention: Ann T. Nguyen
                                Telephone No.: (510) 624-8118
                                Telecopy No.: (510) 252-8450

        With a copy to:         Wilson Sonsini Goodrich & Rosati
                                Professional Corporation
                                One Market, Spear Street Tower
                                Suite 3300
                                San Francisco, California 94105
                                Attention: Michael J. Kennedy, Esq.
                                Telephone No.: (415) 947-2000
                                Telecopy No.: (415) 947-2099

        If to the Stockholder:  To the address for notice set forth on the signature page hereof.

        With a copy to:         Centennial Technologies, Inc.
                                7 Lopez Road
                                Wilmington, Massachusetts 01887
                                Attention: Richard J. Pulsifer
                                Telephone No.: (978) 805-2323
                                Telecopy No.: (978) 988-7509

        And to:                 Goodwin, Procter & Hoar LLP
                                Exchange Place
                                Boston, Massachusetts 02109-2881
                                Attention: Raymond C. Zemlim, P.C.
                                Telephone No.: (617) 570-1000
                                Telecopy No.: (617) 523-1231

     (i) Further Assurances. The Stockholder (in his or her capacity as such) shall execute and deliver any additional certificate, instruments and other documents, and take any additional actions, as Parent may deem necessary or desirable, in the reasonable opinion of Parent, to carry out and effectuate the purpose and intent of this Agreement.

     (j) Headings. The section headings set forth in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.

     (k) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

                  [Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed on the date first above written.

SOLECTRON CORPORATION                                       STOCKHOLDER:

By: -------------------------------------------------       By: -------------------------------------------------
                                                            Signature
Name: ----------------------------------------------        Name: ----------------------------------------------

Title:                                                      Title:
  -----------------------------------------------           -----------------------------------------------

                                                            -----------------------------------------------------

                                                            -----------------------------------------------------

                                                            -----------------------------------------------------
                                                            Address

                                                            -----------------------------------------------------
                                                            Telephone Number

                                                            -----------------------------------------------------
                                                            Facsimile Number

                                                            Shares Beneficially Owned:

                                                            ____shares of Company Common Stock

                                                            ____shares of Company Common Stock issuable upon the
                                                            exercise of outstanding options

                                                            ____shares of Company Preferred Stock

                               [VOTING AGREEMENT]

                                   EXHIBIT A

                               IRREVOCABLE PROXY

     The undersigned stockholder of Centennial Technologies, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints the members of the Board of Directors of Solectron Corporation, a Delaware corporation ("Parent"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and among Parent and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger and Reorganization of even date herewith (the "Merger Agreement") by and among Parent, Centers Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company. The Merger Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof or
(ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such meeting (i) in favor of approval and adoption of the Merger Agreement and the Merger, (ii) in favor of each of the other transactions contemplated by the Merger Agreement, (iii) in favor of any matter that could reasonably be expected to facilitate the Merger, and (iv) against any matter that could reasonably be expected to result in a breach of any covenant, representation, warranty or other obligation of the Company contained in the Merger Agreement, or could reasonably be expected to result in any of the conditions to the obligations of the Company under the Merger Agreement not being satisfied or fulfilled.

     The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This Irrevocable Proxy is irrevocable (to the fullest extent permitted by law). This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated
---------------------------- , 2001
                                          Signature:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Name and Title of Authorized
                                          Signatory:

                                          --------------------------------------

                                          --------------------------------------

                                          Shares Beneficially Owned:

                                          ________ shares of Company Common
                                          Stock
                                          ________ shares of the Company Common
                                          Stock issuable upon the exercise of
                                          outstanding options

                                          ________ shares of Company Preferred
                                          Stock

                              [IRREVOCABLE PROXY]

                                                                         ANNEX C

                     OPINION OF H.C. WAINWRIGHT & CO., INC.

                                                                January 18, 2001
Board of Directors
Centennial Technologies, Inc.
7 Lopez Road
Wilmington, MA 01887

To The Board of Directors:

     Under an engagement letter, dated December 26, 2000, Centennial Technologies, Inc. ("Centennial" or the "Company") retained H.C. Wainwright & Co., Inc. ("Wainwright") to provide an opinion to the Board of Directors of the Company as to the fairness, from a financial point of view, to the holders of the Company's common stock, of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger and Reorganization, by and among Solectron Corporation ("Solectron"), Centers Acquisition Corporation (a wholly-owned subsidiary of Solectron), and the Company, dated January 22, 2001 (the "Agreement"). The Agreement provides, among other things, that each share of common stock, par value $0.01 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in the Agreement), other than any Company Common Stock to be canceled pursuant to the Agreement, will be automatically converted into the right to receive, upon surrender of the certificate representing such share of Company Common Stock, in the manner provided in the Agreement, a number of shares of fully paid and nonassessable common stock, par value $0.001 per share, of Solectron ("Solectron Common Stock") equal to the exchange ratio as calculated pursuant to section 1.6(a) of the Agreement (the "Exchange Ratio"). As of the date hereof and assuming all the outstanding shares of Centennial's Series B Convertible Preferred Stock, par value $0.01 per share, were converted into shares of Company Common Stock as of the date hereof, the Exchange Ratio would be 0.536.

     The opinion addresses the fairness of the Exchange Ratio to holders of Company Common Stock from a financial point of view, as of the date above, and does not address what the value of Solectron Common Stock actually will be when issued to holders of Company Common Stock pursuant to the Agreement, or the price at which Solectron Common Stock will trade subsequent to the date above. This opinion is addressed to, and is for the use, information and benefit of, the Board of Directors of the Company and is not a recommendation to the holders of Company Common Stock to approve the transactions contemplated by the Agreement. Wainwright expresses no opinion as to the merits of the underlying decision by the Company to enter into the Agreement or to consummate the transactions contemplated thereby.

     In arriving at its opinion, Wainwright reviewed certain information including publicly available financial and other information concerning the Company and Solectron, financial forecasts provided to it by the Company, discussed the past, current and future prospects of the Company, and considered such other information, financial studies, analyses and investigations, as well as financial, economic and market criteria which it deemed relevant. In addition, Wainwright reviewed the terms of the Agreement and reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part. In connection with its review, Wainwright did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by the Company. With respect to financial forecasts, Wainwright assumed that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Centennial as to the future financial performance of the Company. In addition, Wainwright did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Wainwright furnished with any such evaluations or appraisals. The opinion is necessarily based upon financial, economic, market and other conditions as they existed and should be evaluated as of the date of the opinion.

     We have assumed that the Exchange Ratio was determined through arm's-length negotiations between the appropriate parties. Any and all analyses performed by Wainwright were prepared solely as part of Wainwright's engagement to assess the fairness, from a financial point of view, to holders of Company Common Stock in accordance with the terms of the Agreement.

     The scope of Wainwright's opinion is expressly limited to the contents herein. It is understood that this letter is not intended to confer any rights or remedies upon any other entity or persons, and may not be quoted or referred to for any other purpose without our prior written consent, except for inclusion in a proxy statement or information statement related to the Merger that we have had an opportunity to review (which such proxy statement may also be part of a registration statement filed by Solectron). Wainwright will receive a fee in connection with the delivery of this opinion. In the ordinary course of our business, Wainwright may have actively traded the equity or debt securities of either or both Solectron and the Company and may continue to actively trade the equity or debt securities of each. In addition, certain individuals who are employees of or are affiliated with Wainwright may have in the past and may currently be shareholders of either or both Solectron and the Company.

     Based upon and subject to the foregoing, it is Wainwright's opinion that, as of the date hereof, the Exchange Ratio as set forth in the Agreement, is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/ H.C. WAINRIGHT & CO., INC.
--------------------------------------
H.C. WAINWRIGHT & CO., INC.

                                    PART II

                      INFORMATION NOT REQUIRED IN DOCUMENT

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

     Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

     Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

     Article VI of the Bylaws of the registrant provides in effect that, subject to certain limited exceptions, the registrant shall indemnify its directors and officers to the extent authorized or permitted by the Delaware Corporation Law. The directors and officers of the registrant are insured under policies of insurance maintained by the registrant, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, the registrant has entered into contracts with certain of its directors providing for indemnification of such persons by the registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

                                                                        INCORPORATED BY
                                                                           REFERENCE
EXHIBIT                                                                 ----------------   FILED
NUMBER                        EXHIBIT DESCRIPTION                       FORM     DATE     HEREWITH
-------                       -------------------                       -----  ---------  --------
  2.1     Agreement and Plan of Reorganization, by and among the
          registrant, Force Acq. Corp. and Force Computers, Inc. as
          amended                                                       S-4    11/20/96
  2.2     Agreement and Plan of Merger and Reorganization, by and
          among the registrant, Centers Acquisition Corporation and
          Centennial Technologies, Inc.(1)
  3.1     Certificate of Incorporation of the registrant                10-Q   2/26/99
  3.2     Bylaws of the registrant                                      10-Q   2/26/99
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation                                                                        X

                                                                        INCORPORATED BY
                                                                           REFERENCE
EXHIBIT                                                                 ----------------   FILED
NUMBER                        EXHIBIT DESCRIPTION                       FORM     DATE     HEREWITH
-------                       -------------------                       -----  ---------  --------
  8.1     Tax opinion of Wilson Sonsini Goodrich & Rosati,
          Professional Corporation                                                           X
  8.2     Tax opinion of Goodwin Procter LLP                                                 X
 10.1     Preferred Stock Purchase Agreement dated September 29, 1983, together with amendments thereto dated February 28, 1984 and
          June 23, 1988                                                 S-1
 10.2     Form of Indemnification Agreement between the registrant and
          its officers, directors and certain other key employees       10-K   8/31/97
 10.3     1983 Incentive Stock Option Plan, as amended August 13, 1991  S-8
 10.4     1988 Employee Stock Purchase Plan, as amended October 1992    10-K   8/31/92
 10.5     Amended and Restated 1992 Stock Option Plan                   S-8    4/7/99
 10.6     Stock Acquisition Agreement dated August 28, 1993, between
          the registrant and Solectron California Corporation           10-K   8/31/93
 10.7     Lease Agreement between BNP Leasing Corporation, as
          Landlord, and the registrant, as Tenant, Effective September
          6, 1994                                                       10-K   8/31/94
 10.8     Purchase Agreement, by and between the registrant and BNP
          Leasing Corporation, dated September 6, 1994                  10-K   8/31/94
 10.9     Pledge and Security Agreement, by and between the registrant as Debtor, and BNP Leasing Corporation, as Secured Party,
          dated September 6, 1994                                       10-K   8/31/94
 10.10    Assignment and Assumption Agreement between the registrant
          and Solectron California Corporation, dated November 9, 1994  10-K   8/31/94
 10.11    Custodial Agreement by and between the registrant, Banque
          Nationale De Paris and BNP Leasing Corporation, dated
          September 6, 1994                                             10-K   8/31/94
 10.12    Modification Agreement (First Amendment to Purchase
          Agreement and Second Amendment to Lease Agreement) by and
          between the registrant and BNP Leasing Corporation, dated
          May 1, 1997                                                   10-K   8/31/97
 10.13    Credit Agreement between the registrant and Bank of America
          National Trust and Savings Association, as Agent and Issuing
          Bank, dated April 30, 1997                                    10-K   8/31/97
 10.14a   Amended and Restated Lease Agreement between BNP Leasing
          Corporation and Solectron Washington, Inc., dated July 1,
          1998                                                          10-Q   2/26/99
 10.14b   Amended and Restated Purchase Agreement between BNP Leasing
          Corporation and Solectron Washington, Inc., dated July 1,
          1998                                                          10-Q   2/26/99
 10.14c   Amended and Restated Guaranty from the registrant in favor
          of BNP Leasing Corporation, effective as of July 1, 1998      10-Q   2/26/99
 10.15a   Amended and Restated Lease Agreement between BNP Leasing
          Corporation and Force Computers, Inc., dated July 16, 1998    10-Q   2/26/99
 10.15b   Amended and Restated Purchase Agreement between BNP Leasing
          Corporation and Force Computers, Inc., dated July 16, 1998    10-Q   2/26/99
 10.15c   Amended and Restated Guaranty from the registrant in favor
          of BNP Leasing Corporation, effective as of July 16, 1998     10-Q   2/26/99
 10.16a   Lease Agreement between BNP Leasing Corporation and
          Solectron Georgia Corporation, dated October 20, 1998         10-Q   2/26/99
 10.16b   Purchase Agreement between BNP Leasing Corporation and
          Solectron Georgia Corporation, dated October 20, 1998         10-Q   2/26/99
 10.16c   Guaranty from the registrant in favor of BNP Leasing
          Corporation, effective as of October 20, 1998                 10-Q   2/26/99

                                                                        INCORPORATED BY
                                                                           REFERENCE
EXHIBIT                                                                 ----------------   FILED
NUMBER                        EXHIBIT DESCRIPTION                       FORM     DATE     HEREWITH
-------                       -------------------                       -----  ---------  --------
 10.17    Agreement and Plan of Reorganization, dated as of September
          13, 1999, by and among the registrant, SM Acquisition
          Corporation and SMART Modular Technologies, Inc.              S-4    10/14/99
 10.18    Stock Option Agreement, dated as of September 13, 1999, by
          and between the registrant and SMART Modular Technologies     S-4    10/14/99
 21.1     Subsidiaries of the Registrant                                10-K   11/13/00
 23.1     Consent of KPMG LLP                                                                X
 23.2     Consent of PricewaterhouseCoopers LLP                                              X
 23.3     Consent of Ernst & Young, LLP                                                      X
 23.4     Consent of H.C. Wainwright & Co., Inc.                                             X
 23.5     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation(3)
 23.6     Consent of Goodwin Procter LLP(4)
 99.1     Form of Centennial Proxy                                                           X
 99.2     Fairness Opinion of H.C. Wainwright & Co., Inc.(2)

-------------------------
(1) Included in this registration statement as Annex A.

(2) Included in this registration statement as Annex C.

(3) Included in Exhibit 5.1 and Exhibit 8.1 of this registration statement.

(4) Included in Exhibit 8.2 of this registration statement.

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering document will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          (3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

          (5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on February 26, 2001.

                                          SOLECTRON CORPORATION

                                          By: /s/ SUSAN S. WANG
                                            ------------------------------------
                                              Name: Susan S. Wang
                                              Title:  Senior Vice President,
                                                      Chief Financial Officer
                                                      and Corporate Secretary

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Koichi Nishimura and Susan S. Wang and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                    TITLE                       DATE
                   ---------                                    -----                       ----
              /s/ KOICHI NISHIMURA                President, Chief Executive Officer  February 26, 2001
------------------------------------------------      and Chairman of the Board
            Koichi Nishimura, Ph.D.                 (Principal Executive Officer)

               /s/ SUSAN S. WANG                     Senior Vice President, Chief     February 26, 2001
------------------------------------------------   Financial Officer and Corporate
                 Susan S. Wang                    Secretary (Principal Financial and
                                                         Accounting Officer)

             /s/ RICHARD A. D'AMORE                            Director               February 26, 2001
------------------------------------------------
               Richard A. D'Amore

            /s/ CHARLES A. DICKINSON                           Director               February 26, 2001
------------------------------------------------
              Charles A. Dickinson

               /s/ HEINZ FRIDRICH                              Director               February 26, 2001
------------------------------------------------
                 Heinz Fridrich

             /s/ PHILIP V. GERDINE                             Director               February 26, 2001
------------------------------------------------
               Philip V. Gerdine

                   SIGNATURE                                    TITLE                       DATE
                   ---------                                    -----                       ----
             /s/ WILLIAM A. HASLER                             Director               February 26, 2001
------------------------------------------------
               William A. Hasler

            /s/ KENNETH E. HAUGHTON                            Director               February 26, 2001
------------------------------------------------
           Kenneth E. Haughton, Ph.D.

                /s/ PAUL R. LOW                                Director               February 26, 2001
------------------------------------------------
               Paul R. Low, Ph.D.

                /s/ OSAMU YAMADA                               Director               February 26, 2001
------------------------------------------------
                  Osamu Yamada

              /s/ WINSTON H. CHEN                              Director               February 26, 2001
------------------------------------------------
                Winston H. Chen

                                 EXHIBIT INDEX

                                                                       INCORPORATED BY
                                                                          REFERENCE
EXHIBIT                                                                ----------------   FILED
NUMBER                       EXHIBIT DESCRIPTION                       FORM     DATE     HEREWITH
-------                      -------------------                       -----  ---------  --------
2.1      Agreement and Plan of Reorganization, by and among the
         registrant, Force Acq. Corp. and Force Computers, Inc. as
         amended                                                       S-4    11/20/96
2.2      Agreement and Plan of Merger and Reorganization, by and
         among the registrant, Centers Acquisition Corporation and
         Centennial Technologies, Inc.(1)
3.1      Certificate of Incorporation of the registrant                10-Q    2/26/99
3.2      Bylaws of the registrant                                      10-Q    2/26/99
5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation                                                                        X
8.1      Tax opinion of Wilson Sonsini Goodrich & Rosati,
         Professional Corporation                                                           X
8.2      Tax opinion of Goodwin Procter LLP                                                 X
10.1     Preferred Stock Purchase Agreement dated September 29, 1983, together with amendments thereto dated February 28, 1984 and
         June 23, 1988                                                 S-1
10.2     Form of Indemnification Agreement between the registrant and
         its officers, directors and certain other key employees       10-K    8/31/97
10.3     1983 Incentive Stock Option Plan, as amended August 13, 1991  S-8
10.4     1988 Employee Stock Purchase Plan, as amended October 1992    10-K    8/31/92
10.5     Amended and Restated 1992 Stock Option Plan                   S-8      4/7/99
10.6     Stock Acquisition Agreement dated August 28, 1993, between
         the registrant and Solectron California Corporation           10-K    8/31/93
10.7     Lease Agreement between BNP Leasing Corporation, as
         Landlord, and the registrant, as Tenant, Effective September
         6, 1994                                                       10-K    8/31/94
10.8     Purchase Agreement, by and between the registrant and BNP
         Leasing Corporation, dated September 6, 1994                  10-K    8/31/94
10.9     Pledge and Security Agreement, by and between the registrant as Debtor, and BNP Leasing Corporation, as Secured Party,
         dated September 6, 1994                                       10-K    8/31/94
10.10    Assignment and Assumption Agreement between the registrant
         and Solectron California Corporation, dated November 9, 1994  10-K    8/31/94
10.11    Custodial Agreement by and between the registrant, Banque
         Nationale De Paris and BNP Leasing Corporation, dated
         September 6, 1994                                             10-K    8/31/94
10.12    Modification Agreement (First Amendment to Purchase
         Agreement and Second Amendment to Lease Agreement) by and
         between the registrant and BNP Leasing Corporation, dated
         May 1, 1997                                                   10-K    8/31/97
10.13    Credit Agreement between the registrant and Bank of America
         National Trust and Savings Association, as Agent and Issuing
         Bank, dated April 30, 1997                                    10-K    8/31/97
10.14a   Amended and Restated Lease Agreement between BNP Leasing
         Corporation and Solectron Washington, Inc., dated July 1,
         1998                                                          10-Q    2/26/99
10.14b   Amended and Restated Purchase Agreement between BNP Leasing
         Corporation and Solectron Washington, Inc., dated July 1,
         1998                                                          10-Q    2/26/99
10.14c   Amended and Restated Guaranty from the registrant in favor
         of BNP Leasing Corporation, effective as of July 1, 1998      10-Q    2/26/99

                                                                       INCORPORATED BY
                                                                          REFERENCE
EXHIBIT                                                                ----------------   FILED
NUMBER                       EXHIBIT DESCRIPTION                       FORM     DATE     HEREWITH
-------                      -------------------                       -----  ---------  --------
10.15a   Amended and Restated Lease Agreement between BNP Leasing
         Corporation and Force Computers, Inc., dated July 16, 1998    10-Q    2/26/99
10.15b   Amended and Restated Purchase Agreement between BNP Leasing
         Corporation and Force Computers, Inc., dated July 16, 1998    10-Q    2/26/99
10.15c   Amended and Restated Guaranty from the registrant in favor
         of BNP Leasing Corporation, effective as of July 16, 1998     10-Q    2/26/99
10.16a   Lease Agreement between BNP Leasing Corporation and
         Solectron Georgia Corporation, dated October 20, 1998         10-Q    2/26/99
10.16b   Purchase Agreement between BNP Leasing Corporation and
         Solectron Georgia Corporation, dated October 20, 1998         10-Q    2/26/99
10.16c   Guaranty from the registrant in favor of BNP Leasing
         Corporation, effective as of October 20, 1998                 10-Q    2/26/99
10.17    Agreement and Plan of Reorganization, dated as of September
         13, 1999, by and among the registrant, SM Acquisition
         Corporation and SMART Modular Technologies, Inc.              S-4    10/14/99
10.18    Stock Option Agreement, dated as of September 13, 1999, by
         and between the registrant and SMART Modular Technologies     S-4    10/14/99
21.1     Subsidiaries of the Registrant                                10-K   11/13/00
23.1     Consent of KPMG LLP                                                                X
23.2     Consent of PricewaterhouseCoopers LLP                                              X
23.3     Consent of Ernst & Young, LLP                                                      X
23.4     Consent of H.C. Wainwright & Co., Inc.                                             X
23.5     Consent of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation(3)
23.6     Consent of Goodwin Procter LLP(4)
99.1     Form of Centennial Proxy                                                           X
99.2     Fairness Opinion of H.C. Wainwright & Co., Inc.(2)
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(1) Included in this registration statement as Annex A.

(2) Included in this registration statement as Annex C.

(3) Included in Exhibit 5.1 and Exhibit 8.1 of this registration statement.

(4) Included in Exhibit 8.2 of this registration statement.